Exhibit 99.1

Execution Version

AMENDMENT NO. 2

This AMENDMENT NO. 2 (this “Amendment”) dated as of October 29, 2026, by and among GLOBANT, LLC, a Delaware limited liability company (the “Original Borrower”), GLOBANT S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 37A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register under number B173727 (the “Parent” and, together with the Original Borrower, the “Borrowers”), HSBC BANK USA, NATIONAL ASSOCIATION, as Administrative Agent (in such capacity, the “Administrative Agent”), Issuing Bank and Swingline Lender, each of the financial institutions listed on the signature pages hereto as a “Lender” (collectively, the “Lenders”) and each of the financial institutions listed on the signature pages hereto as an “Exiting Lender” (each, an “Exiting Lender” and, together with the Lenders, constituting all Lenders under the Credit Agreement immediately prior to the Amendment Effective Date), is entered into in connection with that certain Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended by Amendment No. 1, dated as of June 18, 2025, and as further amended, amended and restated, supplemented or otherwise modified prior to the date hereof, the “Credit Agreement”), by and among the Original Borrower, the lenders party thereto, the Administrative Agent, the Issuing Banks and the Swingline Lender.

WHEREAS, the Original Borrower has requested that (a) the aggregate principal amount of the existing Term Loans be refinanced with new Term Loans in an aggregate principal amount of $300,000,000, (b) the Lenders provide Revolving Commitments in an aggregate principal amount of $550,000,000, (c) Parent become an additional Borrower under the Credit Agreement and assume the Obligations of a Borrower thereunder, (d) each of Globant S.A. (Spain) and Globant IT remain a Guarantor under the Credit Agreement and (e) the Credit Agreement be amended as set forth herein and in the Amended Credit Agreement (as defined below);

WHEREAS, the Lenders have agreed to provide the Commitments set forth opposite their respective names on Schedule 2.1 to the Amended Credit Agreement, to consent to the accession of Parent as an additional Borrower and the reaffirmation by each of Globant S.A. (Spain) and Globant IT of its obligations as a Guarantor, under the Spanish Guaranty Agreement or the Globant IT Guaranty Agreement, as applicable, and to amend the Credit Agreement, in each case on the terms and subject to the conditions set forth herein;

WHEREAS, each Borrower expects to derive substantial direct and indirect benefits from the extensions of credit and other financial accommodations made available under the Amended Credit Agreement, and each Borrower has determined that its execution, delivery and performance of this Amendment and the other Loan Documents to which it is a party are in furtherance of its corporate purposes, in its best interests and supported by fair and adequate consideration and reasonably equivalent value;

WHEREAS, the parties intend that the Obligations under the Credit Agreement, as amended hereby, constitute a continuation of, and not a novation, repayment, discharge or satisfaction of, the Obligations outstanding immediately prior to the Amendment Effective Date, except for the repayment of the existing Term Loans contemplated by Section 2.3, and remain secured by the Collateral and guaranteed under the Guaranties, in each case subject to the terms of the Amended Credit Agreement, including the collateral suspension provisions set forth therein.

NOW, THEREFORE, in consideration of their mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1    Defined Terms. Unless otherwise defined herein, capitalized terms used herein (including in the preliminary statements hereto) shall have the same meaning assigned to such terms in the Amended Credit Agreement.

Section 2    Refinancing and Amendment Mechanics. Subject to the satisfaction or waiver by the Administrative Agent and the Lenders of the conditions precedent specified in Section 5, the transactions described in this Section 2 shall occur on October 29, 2026 (the “Amendment Effective Date”, which shall constitute the “Amendment No. 2 Effective Date” under the Amended Credit Agreement).

Section 2.1    References Generally. References in the Credit Agreement (including references to the Credit Agreement as amended hereby) to “this Agreement” (and indirect references such as “hereunder”, “herein” and “hereof”) and references in the other Loan Documents to the “Credit Agreement” shall be deemed to be references to the Credit Agreement as amended hereby. From and after the Amendment Effective Date, references in any Loan Document to the “Borrower” shall, unless the context otherwise requires, be deemed to refer to each Borrower, and references to the “Borrowers” shall be deemed to refer collectively to the Original Borrower and Parent.

Section 2.2    Amended Credit Agreement. The Credit Agreement, including the exhibits and schedules thereto, is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Credit Agreement attached hereto as Exhibit A (the “Amended Credit Agreement”). Effective as of the Amendment Effective Date, each exhibit and schedule to the Credit Agreement that is amended or replaced as reflected in Exhibit A hereto is hereby amended or replaced accordingly, and each reference in any Loan Document to such exhibit or schedule shall refer to such exhibit or schedule as so amended or replaced.

Section 2.3    Term Loan Refinancing. On the Amendment Effective Date, (a) each Lender with a Term Loan Commitment shall make a Term Loan to the applicable Borrower identified in the Borrowing Request delivered by the Borrower Representative in the amount of its Term Loan Commitment set forth on Schedule 2.1 to the Amended Credit Agreement, (b) the Borrower Representative shall cause the Borrowers to apply the proceeds of such Term Loans, together with other funds made available by the Borrowers, to pay in full the principal of, and all accrued and unpaid interest and other amounts owing in respect of, the Term Loans outstanding immediately before the Amendment Effective Date and (c) immediately after giving effect thereto, the Term Loans outstanding under the Amended Credit Agreement shall equal $300,000,000. The refinancing contemplated by this Section 2.3 may be effected through cashless settlement procedures approved by the Administrative Agent, and each Lender authorizes the Administrative Agent to make such adjustments in the Register as the Administrative Agent determines are necessary or appropriate to give effect thereto.

Section 2.4    Accession of Additional Borrower. Effective on the Amendment Effective Date, Parent hereby (a) becomes a “Borrower” and a “Loan Party” under the Amended Credit Agreement and each other Loan Document, (b) assumes and agrees to pay, perform and observe all Obligations of a Borrower under the Amended Credit Agreement and the other Loan Documents, whether arising before, on or after the Amendment Effective Date, as if it were an original party thereto as a Borrower and (c) agrees to be bound by all terms, covenants, conditions, representations, warranties and waivers applicable to it under the Amended Credit Agreement. Parent acknowledges that it has received and reviewed copies of the Credit Agreement and the other Loan Documents and authorizes the Administrative Agent to add it to the Register as a Borrower.

Section 2.5    Borrower Representative. Each Borrower hereby irrevocably appoints Globant, LLC as the Borrower Representative for all purposes under the Amended Credit Agreement and the other Loan Documents, with the authority specified in Section 2.26 of the Amended Credit Agreement, including to deliver Borrowing Requests, Interest Election Requests, Compliance Certificates, notices, certificates, reports and other communications on behalf of the Borrowers and to receive notices, disbursements and other communications for the account of the Borrowers. Each Borrower agrees that each act of the Borrower Representative within the scope of such authority shall bind each Borrower, and the Administrative Agent, the Issuing Banks and the Lenders may rely conclusively thereon without inquiry into the authority of the Borrower Representative or the application of any Loan proceeds.

Section 2.6    Joint and Several Obligations. The Obligations of the Borrowers under the Amended Credit Agreement and the other Loan Documents are joint and several. Each Borrower unconditionally and irrevocably agrees to pay and perform all Obligations when due, whether incurred by such Borrower or any other Borrower and whether arising before, on or after the Amendment Effective Date, in each case subject to the limitations expressly set forth in the Amended Credit Agreement.

Section 2.7    No Novation; Preservation of Liens and Guaranties. This Amendment and the transactions contemplated hereby shall not constitute a novation, repayment, discharge or satisfaction of the Obligations outstanding immediately prior to the Amendment Effective Date, except for the repayment, discharge and satisfaction of the existing Term Loans and related amounts expressly contemplated by Section 2.3. All such Obligations, other than those so repaid, discharged or satisfied, shall continue as Obligations under the Amended Credit Agreement, and all Liens and guarantees securing or supporting such Obligations shall continue in full force and effect and secure or support, as applicable, the Obligations under the Amended Credit Agreement, including the new Term Loans made pursuant to Section 2.3, with the same priority as immediately prior to the Amendment Effective Date, subject to the terms of the Loan Documents and applicable law. Nothing in this Amendment releases or otherwise impairs any Lien, guaranty, right, remedy or claim of the Administrative Agent or any Secured Party, except for the repayment, discharge and satisfaction expressly contemplated by Section 2.3.

Section 3    Continuation and Reallocation of Revolving Commitments; Exiting Lenders. On the Amendment Effective Date, the Revolving Commitments shall be continued and reallocated among the Revolving Lenders in accordance with Schedule 2.1 to the Amended Credit Agreement. Each Revolving Lender shall purchase and sell assignments at par, and the Administrative Agent may make such adjustments in the Register and effect such cashless settlement procedures as it determines are necessary or appropriate, to cause the Revolving Loans, LC Exposure and Swingline Exposure to be held ratably in accordance with the Revolving Commitments set forth on Schedule 2.1 to the Amended Credit Agreement. Each Revolving Lender consents to such assignments and reallocations, and each party hereto waives any notice, minimum assignment amount or other requirement under Section 9.4 of the Credit Agreement that would otherwise apply. On the Amendment Effective Date, (a) the Borrowers shall pay to the Administrative Agent, for the account of each Exiting Lender, the outstanding principal of its Loans, together with all accrued and unpaid interest, fees and other amounts owing to it under the Loan Documents (including any amounts payable under Section 2.16 of the Credit Agreement), which payment may be made with the proceeds of the Loans made on the Amendment Effective Date, (b) the Commitments of each Exiting Lender shall terminate and its participations in Letters of Credit and Swingline Loans shall be reallocated among the Revolving Lenders in accordance with Schedule 2.1 to the Amended Credit Agreement, and (c) upon receipt of such payment, each Exiting Lender shall cease to be a Lender and a party to the Credit Agreement, except that it shall continue to be entitled to the benefits of Sections 2.14, 2.16, 2.17 and 9.3 of the Credit Agreement with respect to facts and circumstances occurring on or prior to the Amendment Effective Date. Each Exiting Lender is executing this Amendment solely to evidence its agreement to this Section 3, and the foregoing shall not require the consent of any other Lender, notwithstanding Sections 2.8(d), 2.18 or 9.2 of the Credit Agreement.

Section 4    Representations and Warranties. Each Borrower, jointly and severally, represents and warrants to the Administrative Agent, the Issuing Banks and the Lenders:

Section 4.1    This Amendment and each other Loan Document to which such Borrower is a party (i) have been duly authorized by all requisite limited liability company, corporate and other applicable organizational actions and, if required, actions by its stockholder or other equity holders, (ii) have been duly executed and delivered by such Borrower and (iii) constitute legal, valid and binding obligations of such Borrower enforceable against such Borrower in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

Section 4.2    The representations and warranties of each Loan Party in the Amended Credit Agreement and the other Loan Documents, as applicable, are true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) on and as of the Amendment Effective Date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties were true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) on and as of such earlier date; and

Section 4.3    As of the Amendment Effective Date and immediately after giving effect to this Amendment, no Default or Event of Default shall have occurred or be continuing.

Section 4.4    Each Borrower has received, or reasonably expects to receive, substantial direct and indirect benefits from the extensions of credit and other financial accommodations made available under the Amended Credit Agreement, has received fair and adequate consideration and reasonably equivalent value for its execution, delivery and performance of this Amendment and the other Loan Documents to which it is a party and has determined that such execution, delivery and performance are in furtherance of its corporate purposes and in its best interests; and

Section 4.5    After giving effect to this Amendment and the transactions contemplated hereby, the Borrowers, taken as a whole, are Solvent, and no Borrower is entering into this Amendment or any other Loan Document with actual intent to hinder, delay or defraud any creditor.

Section 5    Conditions Precedent. The effectiveness of this Amendment on the Amendment Effective Date is subject to the conditions precedent that:

Section 5.1    The Administrative Agent (or its counsel) shall have received from each Borrower and each other party hereto either (i) a counterpart of this Amendment signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy or electronic transmission of a signed signature page of this Amendment) that such party has signed a counterpart of this Amendment.

Section 5.2    The Administrative Agent shall have received the following, each in form and substance satisfactory to the Administrative Agent:

(a)  a counterpart of (x) the Seventh Reaffirmation of Spanish Guaranty executed by Globant S.A. (Spain), and (y) the Fifth Reaffirmation of Globant IT Guaranty, executed by Globant IT;

(b)  a counterpart of (x) the Seventh Reaffirmation of Security Agreement, executed by the Original Borrower, and (y) the Fifth Reaffirmation of Globant IT Security Agreement, executed by Globant IT;

(c)   certified copies of Uniform Commercial Code and other Lien search reports dated a date near to the Amendment Effective Date, listing all effective financing statements and other Lien filings that name the Original Borrower, Globant IT and, to the extent applicable, Parent (under their current names and any previous names) as debtor, together with (A) copies of such financing statements or other Lien filings, and (B) such Uniform Commercial Code termination statements, releases or amendments or other Lien terminations, as applicable, as the Administrative Agent may request;

(d)   such documents, incumbency and other certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Loan Parties, the authorization of this Amendment and the other Loan Documents being executed in connection therewith, the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Amendment and the other Loan Documents being executed in connection therewith and any other legal matters relating to the Loan Parties, this Amendment, and the transactions contemplated under this Amendment and the other Loan Documents being executed in connection therewith (it being understood and agreed that the Administrative Agent and the Lenders shall be entitled to conclusively rely on such documents, incumbency and certificates until notice is received by the Administrative Agent from the Borrower Representative to the contrary);

(e)   a certificate of the Borrower Representative, on behalf of the Borrowers, dated as of the Amendment Effective Date, and signed by a Financial Officer, (x) certifying and attaching the resolutions adopted by each Borrower approving this Amendment and the transactions contemplated hereby, and (y) certifying that (1) no Default exists on the Amendment Effective Date before or after giving effect to this Amendment and the transactions contemplated hereby, (2) both before and after giving effect to this Amendment and the transactions contemplated hereby, the representations and warranties of the Loan Parties contained in this Amendment, the Amended Credit Agreement and in the other Loan Documents are true and correct in all material respects on and as of the Amendment Effective Date (except to the extent such representations and warranties relate solely to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date), and (3) the Borrowers are in pro forma compliance with each of the financial covenants set forth in Section 6.1 as of the last day of the most recently ended fiscal quarter after giving effect to this Amendment and the transactions contemplated hereby;

(f)    evidence satisfactory to the Administrative Agent of the receipt of all consents required to effect the transactions contemplated under this Amendment and the other Loan Documents being executed in connection therewith, including all regulatory approvals and licenses, if applicable;

(g)  evidence (if additional evidence is necessary) of the existence of insurance required to be maintained pursuant to Section 5.5 of the Credit Agreement, together with evidence that the Administrative Agent has been named as lender’s loss payee and an additional insured on all related insurance policies;

(h)   a Note executed by the Borrowers in favor of each Lender requesting a Note prior to the Amendment Effective Date;

(i)    executed counterparts of the Agent Fee Letter and the Participant Fee Letter, and payment of all fees due thereunder on or prior to the Amendment Effective Date;

(j)    duly executed copies of the Luxembourg Security Agreements;

(k)   such notices, filings, registrations, acknowledgments and other instruments as the Administrative Agent may require to create, perfect, preserve or confirm the priority of Liens on the assets of Parent, in each case subject to Sections 5.9 and 5.14 of the Amended Credit Agreement; and

(l)   With respect to the Parent, the Administrative Agent shall have received a Luxembourg director's certificate issued by an authorized signatory of the Parent:

(A)          attaching copies of its constituent documents;

(B)           attaching a copy of a resolution of the board of directors (conseil d'administration):

(1)          approving the terms of, and the transactions contemplated by, the Loan Documents to which it is a party and resolving that it execute, deliver and perform the Loan Documents to which it is a party;

(2)           authorizing a specified person or persons to execute the Loan Documents to which it is a party on its behalf;

(3)           authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the Loan Documents to which it is a party;

(C)          attaching a specimen of the signature of each person authorized by the resolutions referred to in paragraph (ii) above or being generally authorized to represent the Parent;

(D)          attaching an electronic copy of the excerpt (extrait) issued by the Luxembourg Trade and Companies Register dated on the Amendment Effective Date in relation to the Parent;

(E)          attaching a certificate of non-inscription of a judicial decision or administrative dissolution (certificat de non inscription de décision judiciaire ou de dissolution administrative sans liquidation) in respect of the Parent issued by the Luxembourg Insolvency Register, dated on the Amendment Effective Date;

(F)           confirming that borrowing or guaranteeing or securing, as appropriate, the Commitments would not cause any borrowing, guaranteeing, security or similar limit binding on the Parent to be exceeded;

(G)           certifying that each copy document relating to it specified in this Section 5.2(l) is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the Amendment Effective Date;

(H)         certifying that as of the Amendment Effective Date, the Parent (A) is not subject to bankruptcy (faillite), insolvency, judicial, consensual or conservatory measures under the Luxembourg Business Preservation Law, suspension of payments (sursis de paiement), voluntary or judicial liquidation (liquidation volontaire ou judiciaire) or administrative dissolution without liquidation (dissolution administrative sans liquidation) proceedings, any reorganization or similar laws affecting the rights of creditors generally; (B) no application has been made by it or by any other person for the appointment of a juge-commissaire, liquidateur, curateur, mandataire de justice, juge délégué, administrateur provisoire, conciliateur d'entreprise, or similar officer pursuant to any voluntary or judicial insolvency, winding-up, liquidation, reorganization or similar proceedings; (C) is not, on the Amendment Effective Date, and will not be, as a result of its entry into this Agreement and the Loan Documents, in a state of cessation of payments (cessation de paiements) nor has it lost nor will lose its commercial creditworthiness (ébranlement de crédit) as a result of its entry into this Amendment and the Loan Documents.

Section 5.3    The Administrative Agent shall have received favorable written legal opinions (addressed to the Administrative Agent, the Issuing Banks and the Lenders and dated the Amendment Effective Date) of New York counsel for the Loan Parties, Florida counsel for Globant IT, Luxembourg counsel to Parent, each in form and substance reasonably satisfactory to the Administrative Agent, including opinions as to due organization, capacity, authorization, execution and, to the extent applicable, the creation, validity, perfection and priority of security interests, and covering such other matters relating to the Loan Parties, this Amendment, the other Loan Documents being executed in connection herewith and the transactions contemplated hereby as the Administrative Agent may reasonably request.

Section 5.4    The Administrative Agent, the Joint Lead Arrangers and the Lenders shall have received payment of all fees and other amounts due and payable on or prior to the Amendment Effective Date, including, to the extent invoiced at least one (1) Business Day prior to the Amendment Effective Date, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Borrowers under the Loan Documents.

Section 5.5    The Administrative Agent and each Lender shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, applicable sanctions laws and, with respect to Parent, any applicable local or European Union anti-money laundering, know-your-customer and regulatory requirements, in each case, to the extent requested in writing at least five (5) Business Days prior to the Amendment Effective Date, and each Lender shall have completed its onboarding and eligibility review for Parent to its satisfaction.

Section 5.6    To the extent any Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, at least three (3) Business Days prior to the Amendment Effective Date, the Administrative Agent and each Lender shall have received a Beneficial Ownership Certification in relation to such Borrower.

Section 5.7    The Administrative Agent shall notify the Borrower Representative and the Lenders of the Amendment Effective Date, and such notice shall be conclusive and binding.

Section 6    Reaffirmation; Continuing Effect. The Original Borrower hereby (a) ratifies and reaffirms each of its Obligations under the Credit Agreement and the other Loan Documents, (b) ratifies and reaffirms its prior grants of Liens on the Collateral to secure the Secured Obligations and (c) confirms that such Liens continue in full force and effect after giving effect to this Amendment, in each case subject to the terms of the Amended Credit Agreement. The parties acknowledge and agree that neither this Amendment nor the accession of Parent releases, limits or otherwise impairs any guarantee, Lien or other credit support provided by any Loan Party, except as expressly agreed in writing by the Administrative Agent.

Section 7    Miscellaneous.

Section 7.1    Costs and Expenses. The Borrowers jointly and severally agree to pay on demand all costs and expenses of the Administrative Agent (including attorneys’ costs, fees and expenses) in connection with the preparation, negotiation, execution, and delivery of this Amendment. This covenant shall survive termination of this Amendment and the payment of the Obligations.

Section 7.2    Governing Law. This Amendment and the other Loan Documents and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Amendment or any other Loan Document (except, as to any other Loan Document, as expressly set forth therein) and the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of law principles except Title 14 of Article 5 of the New York General Obligations Law.

The provisions of Sections 9.9(b), (c) and (d) of the Amended Credit Agreement are incorporated herein by reference, mutatis mutandis, and shall apply to this Amendment as if set forth herein in full.

Section 7.3   WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AMENDMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AMENDMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 7.4    Severability. Any provision of this Amendment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 7.5    Execution in Counterparts; Etc. This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Amendment by telecopy or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Amendment.

Section 7.6    Credit Agreement; Loan Document. Except as expressly amended hereby, the Credit Agreement and the other Loan Documents shall continue in full force and effect in accordance with their respective terms and are hereby ratified and confirmed. This Amendment is a Loan Document executed under the Credit Agreement and shall be construed in accordance with the Credit Agreement. In the event of any conflict between the terms of this Amendment and the Credit Agreement, the terms of this Amendment shall control.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

GLOBANT, LLC,
as a Borrower and Borrower Representative

By:	/s/ Juan Ignacio Urthiague
	Name:	Juan Ignacio Urthiague
	Title:	Chief Financial Officer

GLOBANT S.A.,
as a Borrower

By:	/s/ Juan Ignacio Urthiague
	Name:	Juan Ignacio Urthiague
	Title:	Chief Financial Officer

[Signature Page – Amendment No. 2]

HSBC BANK USA, NATIONAL ASSOCIATION,
as Administrative Agent

By:	/s/ Daniel Gonzalez
	Name:	Daniel Gonzalez
	Title:	Vice President

[Signature Page – Amendment No. 2]

HSBC BANK USA, NATIONAL ASSOCIATION,
as Issuing Bank

By:	/s/ John Miele
	Name:	John Miele
	Title:	Director

[Signature Page – Amendment No. 2]

HSBC BANK USA, NATIONAL ASSOCIATION,
as Swingline Lender

By:	/s/ John Miele
	Name:	John Miele
	Title:	Director

[Signature Page – Amendment No. 2]

HSBC BANK USA, NATIONAL ASSOCIATION,
as Lender

By:	/s/ John Miele
	Name:	John Miele
	Title:	Director

[Signature Page – Amendment No. 2]

CITIBANK, N.A.,
as Lender

By:	/s/ Dong Chul Kim
	Name:	Dong Chul Kim
	Title:	Vice President

[Signature Page – Amendment No. 2]

JPMORGAN CHASE BANK, N.A.,
as Lender

By:	/s/ Christophe Vohmann
	Name:	Christophe Vohmann
	Title:	Managing Director

[Signature Page – Amendment No. 2]

THE BANK OF NOVA SCOTIA,
as Exiting Lender

By:	/s/ Miguel Lozano
	Name:	Miguel Lozano
	Title:	Director

[Signature Page – Amendment No. 2]

BANCO SANTANDER, S.A.,
as Exiting Lender

By:	/s/ Oscar Soto Mercado
	Name:	Oscar Soto Mercado
	Title:	Attorney

By:	/s/ Maria Luz Lopez De Alda Gutierrez
	Name:	Maria Luz Lopez De Alda Gutierrez
	Title:	Attorney

[Signature Page – Amendment No. 2]

BANK OF AMERICA, N.A.,
as Lender

By:	/s/ Jason Eshler
	Name:	Jason Eshler
	Title:	SVP

[Signature Page – Amendment No. 2]

BANK OF CHINA LIMITED, NEW YORK BRANCH,
as Lender

By:	/s/ Raymond Qiao
	Name:	Raymond Qiao
	Title:	Executive Vice President

[Signature Page – Amendment No. 2]

BNP PARIBAS,
as Lender

By:	/s/ Vikas Khandelwal
	Name:	Vikas Khandelwal
	Title:	Managing Director

By:	/s/ Vincent Weusten
	Name:	Vincent Weusten
	Title:	Director

[Signature Page – Amendment No. 2]

FIRST-CITIZENS BANK & TRUST
COMPANY (successor by purchase to the Federal Deposit Insurance Corporation as receiver for Silicon Valley Bridge Bank, N.A. (as successor to Silicon Valley Bank)), as Lender

By:	/s/ Brianna Maw
	Name:	Brianna Maw
	Title:	Vice President

[Signature Page – Amendment No. 2]

GOLDMAN SACHS BANK USA,
as Lender

By:	/s/ Dan Starr
	Name:	Dan Starr
	Title:	Authorized Signatory

[Signature Page – Amendment No. 2]

PNC BANK, NATIONAL ASSOCIATION,
as Lender

By:	/s/ Darren Lau
	Name:	Darren Lau
	Title:	Assistant Vice President

[Signature Page – Amendment No. 2]

WELLS FARGO BANK, N.A.,
as Exiting Lender

By:	/s/ Jack Stutesman
	Name:	Jack Stutesman
	Title:	Director

[Signature Page – Amendment No. 2]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. NEW YORK BRANCH,
as Lender

By:	/s/ Cara Younger
	Name:	Cara Younger
	Title:	Managing Director

By:	/s/ Armen Semizian
	Name:	Armen Semizian
	Title:	Managing Director

[Signature Page – Amendment No. 2]

TAIWAN COOPERATIVE BANK, LTD.,
as Lender

By:	/s/ Wen-Ching Wang
	Name:	Wen-Ching Wang
	Title:	SVP & General Manager

[Signature Page – Amendment No. 2]

EXHIBIT A

AMENDED CREDIT AGREEMENT

[See attached.]

~~EXECUTION COPY~~Execution Version

CONFORMED COPY of Fourth Amended and

Restated Credit Agreement, through and including

Amendment No. ~~1~~2, dated as of ~~June 18, 2025~~October 29, 2026

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

dated as of

May 31, 2023

among

GLOBANT, LLC,
as Original Borrower and Borrower Representative,

~~as Borrower~~

GLOBANT S.A.,
as an additional Borrower,

CERTAIN FINANCIAL INSTITUTIONS,
as Lenders,

HSBC BANK USA, ~~N.A.~~NATIONAL ASSOCIATION,
as Administrative Agent, Issuing Bank and Swingline Lender,

HSBC ~~BANK USA, N.A., JPMORGAN CHASE BANK, N.A., THE BANK OF NOVA~~
~~SCOTIA~~SECURITIES (USA), INC., BANK OF CHINA LIMITED, NEW YORK BRANCH, PNC
CAPITAL MARKETS LLC, CITIBANK, N.A., ~~PNC CAPITAL MARKETS LLC,~~ AND BANK OF
AMERICA, N.A.,
as Joint Lead Arrangers and Joint Bookrunners,

and

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. NEW YORK BRANCH, JPMORGAN CHASE
BANK, N.A., ~~THE BANK OF NOVA SCOTIA,~~ AND ~~CITIBANK, N.A.,~~BNP PARIBAS,
as Joint Syndication Agents

TABLE OF CONTENTS

Page

Article I Definitions		1

Section 1.1	Defined Terms	1
Section 1.2	Classification of Loans and Borrowings	~~33~~38
Section 1.3	Terms Generally; Rules of Construction	~~33~~38
Section 1.4	Accounting Terms and Determinations; IFRS	~~34~~38
Section 1.5	Rounding	~~34~~38
Section 1.6	Time of Day	~~34~~38
Section 1.7	Divisions	~~34~~38
Section 1.8	Amendment and Restatement; No Novation	~~34~~39
Section 1.9	Rates	~~35~~39
Section 1.10	Luxembourg Terms	40

Article II The Credits		~~36~~41

Section 2.1	Commitments	~~36~~41
Section 2.2	Loans and Borrowings	~~36~~41
Section 2.3	Requests for Borrowings	~~37~~42
Section 2.4	Swingline Loans	~~37~~43
Section 2.5	Letters of Credit	~~39~~45
Section 2.6	Funding of Borrowings	~~44~~53
Section 2.7	Interest Elections	~~44~~53
Section 2.8	Termination and Reduction of Commitments	~~45~~54
Section 2.9	Repayment of Loans; Evidence of Debt	~~46~~55
Section 2.10	Prepayment of Loans	~~47~~56
Section 2.11	Fees	~~48~~58
Section 2.12	Interest	~~49~~58
Section 2.13	Alternate Rate of Interest	~~50~~59
Section 2.14	Increased Costs	~~50~~60
Section 2.15	Change in Legality	~~52~~61
Section 2.16	Break Funding Payments	~~52~~61
Section 2.17	Taxes	~~52~~62
Section 2.18	Payments Generally; Pro Rata Treatment; Sharing of Set-offs	~~56~~65
Section 2.19	Mitigation Obligations; Replacement of Lenders	~~57~~67
Section 2.20	Cash Collateral	~~58~~70
Section 2.21	Defaulting Lenders	~~59~~71
Section 2.22	Incremental Facilities~~.~~	~~61~~73
Section 2.23	Benchmark Replacement Setting~~.~~	~~64~~76
Section 2.24	~~ESG Amendment.~~[Reserved]	~~65~~77
Section 2.25	Limited Condition Transactions	~~66~~78
Section 2.26	Borrower Representative	79
Section 2.27	Joint and Several Liability	79
Section 2.28	Allocation of Extensions of Credit	80
Section 2.29	Payments and Disbursements	80
Section 2.30	Contribution and Subrogation	80

i

Section 2.31	Limitation of Liability of Foreign Borrower	80
Section 2.32	Addition of Foreign Borrower	81
Section 2.33	Foreign Borrower Lending Eligibility	81

Article III Representations and Warranties		~~67~~82

Section 3.1	Organization; Powers	~~67~~82
Section 3.2	Authorization; Enforceability	~~67~~82
Section 3.3	Governmental Approvals; No Conflicts	~~67~~82
Section 3.4	Financial Condition; No Material Adverse Effect	~~68~~83
Section 3.5	Properties	~~68~~83
Section 3.6	Litigation and Environmental Matters	~~68~~83
Section 3.7	Compliance with Laws and Contractual Obligations; No Defaults	~~69~~84
Section 3.8	Investment Company Status; Other Laws	~~69~~84
Section 3.9	Taxes	~~69~~84
Section 3.10	ERISA Compliance	~~69~~85
Section 3.11	Insurance	~~70~~85
Section 3.12	Margin Regulations	~~70~~85
Section 3.13	Subsidiaries; Equity Interests	~~70~~85
Section 3.14	Sanctions	~~70~~85
Section 3.15	Disclosure	~~71~~86
Section 3.16	Security Documents	~~71~~86
Section 3.17	Solvency, etc.	~~71~~86
Section 3.18	~~Reserved~~ParentMatters	~~72~~87
Section 3.19	Burdensome Obligations	~~72~~88
Section 3.20	Labor Matters	~~72~~88
Section 3.21	Reserved	~~72~~88
Section 3.22	EEA Financial Institution	~~72~~88
Section 3.23	Anti-Corruption	~~72~~89
Section 3.24	Use of Proceeds	~~72~~89
Section 3.25	Beneficial Ownership Certification	~~73~~89

Article IV Conditions Precedent		~~73~~89

Section 4.1	Effective Date	~~73~~89
Section 4.2	Each Credit Event	~~74~~92
Section 4.3	Limited Condition Transactions	~~75~~92

Article V Affirmative Covenants		~~75~~93

Section 5.1	Financial Statements and Other Information	~~75~~93
Section 5.2	Notices of Material Events	~~77~~94
Section 5.3	Existence; Conduct of Business	~~77~~95
Section 5.4	Payment of Obligations	~~78~~95
Section 5.5	Maintenance of Properties; Insurance	~~78~~96
Section 5.6	Books and Records; Inspection Rights	~~78~~96
Section 5.7	Compliance with Laws and Contractual Obligations	~~79~~97

Section 5.8	Use of Proceeds	~~79~~97
Section 5.9	Further Assurances	~~79~~97
Section 5.10	Deposit Accounts	~~80~~98
Section 5.11	Accuracy of Information	~~80~~98
Section 5.12	Additional Information	~~80~~98
Section 5.13	[Reserved]	99
Section 5.14	Luxembourg Security Matters	99
Section 5.15	COMI and Central Administration	99

Article VI Negative Covenants		~~80~~99

Section 6.1	Financial Covenants	~~80~~99
Section 6.2	Indebtedness	~~81~~100
Section 6.3	Liens	~~82~~101
Section 6.4	Fundamental Changes	~~83~~102
Section 6.5	Disposition of Property	~~84~~103
Section 6.6	Investments, Loans, Advances, Guarantees and Acquisitions	~~84~~104
Section 6.7	Hedging Agreements	~~85~~105
Section 6.8	Restricted Payments	~~86~~106
Section 6.9	Transactions with Affiliates	~~86~~106
Section 6.10	Changes in Nature of Business	~~86~~106
Section 6.11	Negative Pledges; Restrictive Agreements	~~86~~106
Section 6.12	Restriction of Amendments to Certain Documents	~~87~~106
Section 6.13	Changes in Fiscal Periods	~~87~~107
Section 6.14	[Reserved]	~~87~~107
Section 6.15	Sanctions; Anti-Corruption	~~87~~107
Section 6.16	[Reserved]	~~87~~107
Section 6.17	Lien on Equity Interests of the Original Borrower	~~87~~107

Article VII Events of Default		~~87~~107

Section 7.1	Events of Default	~~87~~107
Section 7.2	Application of Funds	~~90~~109

Article VIII The Administrative Agent		~~91~~111

Section 8.1	Appointment and Authority~~.~~	~~91~~111
Section 8.2	Rights as a Lender	~~91~~111
Section 8.3	Exculpatory Provisions	~~92~~112
Section 8.4	Reliance by Administrative Agent	~~93~~113
Section 8.5	Delegation of Duties	~~94~~114
Section 8.6	Resignation of Administrative Agent	~~94~~114
Section 8.7	Non-Reliance on Administrative Agent and Other Lenders	~~95~~115
Section 8.8	No Other Duties, etc	~~95~~115
Section 8.9	Enforcement	~~95~~115
Section 8.10	Administrative Agent May File Proofs of Claim	~~96~~116
Section 8.11	Collateral and Guaranty Matters	~~96~~116

Section 8.12	Lender Provided Hedging Agreements and Lender Provided Financial Service Products	~~97~~117
Section 8.13	Merger	~~97~~117
Section 8.14	Certain ERISA Matters	~~97~~118
Section 8.15	Erroneous Payments	~~98~~119

Article IX Miscellaneous		~~101~~121

Section 9.1	Notices; Effectiveness; Electronic Communication	~~101~~121
Section 9.2	Waivers; Amendments	~~103~~123
Section 9.3	Expenses; Indemnity; Damage Waiver	~~105~~125
Section 9.4	Successors and Assigns	~~107~~127
Section 9.5	Survival	~~110~~131
Section 9.6	Counterparts; Integration; Effectiveness; Electronic Execution	~~111~~131
Section 9.7	Severability	~~111~~131
Section 9.8	Right of Setoff	~~111~~132
Section 9.9	Governing Law; Jurisdiction; Etc~~.~~	~~112~~132
Section 9.10	Waiver of Jury Trial	~~113~~133
Section 9.11	Headings	~~113~~133
Section 9.12	Treatment of Certain Information; Confidentiality	~~113~~133
Section 9.13	Interest Rate Limitation	~~114~~134
Section 9.14	PATRIOT Act	~~114~~134
Section 9.15	Acknowledgment and Consent to Bail-In of Affected Financial Institutions	~~114~~134
Section 9.16	Judgment Currency	~~115~~135
Section 9.17	Acknowledgement Regarding Any Supported QFCs	~~115~~135

SCHEDULES:

Schedule 2.1	-	Commitments
Schedule 2.5	-	Existing Letters of Credit
Schedule 3.6	-	Disclosed Matters
Schedule 3.11	-	Insurance
Schedule 3.13	-	Subsidiaries; Equity Interests
Schedule 3.20	-	Labor Matters
Schedule 6.2	-	Existing Indebtedness
Schedule 6.3	-	Existing Liens
Schedule 6.6	-	Existing Investments

EXHIBITS:

Exhibit A-1	-	Form of Amended and Restated Revolving Note
Exhibit A-2	-	Form of Term Note
Exhibit A-3	-	Form of Swingline Note
Exhibit B	-	Form of Assignment and Assumption
Exhibit C	-	[Reserved]
Exhibit D-1	-	Form of U.S. Tax Compliance Certificate (For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit D-2	-	Form of U.S. Tax Compliance Certificate (For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit D-3	-	Form of U.S. Tax Compliance Certificate (For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit D-4	-	Form of U.S. Tax Compliance Certificate (For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit E	-	Form of Borrowing Request
Exhibit F	-	Form of Interest Election Request
Exhibit G	-	Form of Compliance Certificate
Exhibit H	-	Form of ~~Section 6.4~~Section 6.4 Acquisition Certificate
Exhibit I	-	Form of Luxembourg Account Pledge Agreement

i

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT dated as of May 31, 2023, as amended by Amendment No. 1 and Amendment No. 2, among GLOBANT, LLC, a Delaware limited liability company ~~(the “Borrower~~, as original borrower (the “Original Borrower”), GLOBANT S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 37A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register under number B173727 (the “Parent” and, together with the Original Borrower, the “Borrowers”), the Lenders (as defined hereinafter) that are from time to time parties hereto, and HSBC BANK USA, ~~N.A.~~NATIONAL ASSOCIATION (“HSBC”), as Administrative Agent (in such capacity, the “Administrative Agent”), Issuing Bank (as defined hereinafter) and Swingline Lender (as defined hereinafter).

PRELIMINARY STATEMENT:

WHEREAS, the Original Borrower, the financial institutions party thereto as “Lenders” and HSBC BANK USA, ~~N.A.~~NATIONAL ASSOCIATION, as Administrative Agent are parties to that certain Third Amended and Restated Credit Agreement, dated as of June 2, 2022, as amended by that certain Amendment No. 1 dated as of September 22, 2022 and as may be further amended, amended and restated, supplemented or otherwise modified to the date hereof (the “Existing Credit Agreement”).

WHEREAS, the Original Borrower ~~has~~ requested that the Existing Credit Agreement be amended and restated to, among other things, ~~increase the~~provide for Revolving Commitments ~~to~~in an aggregate principal amount of $~~725,000,000~~550,000,000.

WHEREAS, pursuant to Amendment No. 2, the Parent is becoming an additional Borrower under this Agreement and is assuming the Obligations of a Borrower on the terms set forth herein and in Amendment No. 2.

WHEREAS, each Borrower expects to derive substantial direct and indirect benefits from the extensions of credit and other financial accommodations made available under this Agreement, and each Borrower has determined that its execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party are in furtherance of its corporate purposes, in its best interests and supported by fair and adequate consideration and reasonably equivalent value.

NOW, THEREFORE, in consideration of their mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby amend and restate the Existing Credit Agreement in its entirety as follows:

Article I~~ARTICLE I~~

Definitions

Section 1.1           ~~Section 1.1~~ Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“ABR Term SOFR Determination Day” has the meaning given to such term in the definition of “Term SOFR”.

“Acquisition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or of all or substantially all of any business or division of a Person, (b) the acquisition of more than 50% of the Equity Interests of any Person, or otherwise causing any Person to become a Subsidiary or (c) a merger or consolidation or any other combination with another Person (other than a Person that is already a Subsidiary).

“Additional Lender” means, at any time, any bank or other financial institution that agrees to provide any portion of any Incremental Commitment pursuant to an Incremental Amendment in accordance with Section ~~2.22~~2.22; provided that, each Additional Lender shall be subject to the approval of the Administrative Agent, each ~~L/C Issuer~~Issuing Bank and the ~~Swing Line~~Swingline Lender (such approval in each case not to be unreasonably withheld or delayed) and the Borrower Representative.

“Additional Revolving Commitment” has the meaning specified in Section ~~2.22(a)~~2.22(a).

“Additional Revolving Loans” has the meaning specified in Section ~~2.22(a)~~2.22(a).

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to ~~(a)~~ Term SOFR for such calculation ~~plus (b) in the case of any Revolving Loan, the Term SOFR Adjustment~~; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then such rate shall be deemed to be equal to the Floor for purposes of this Agreement.

“Administrative Agent” has the meaning specified in the preamble and includes any successor administrative agent appointed under ~~Article VIII~~Article VIII.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent Parties” has the meaning specified in Section 9.1(d)(ii).

“Aggregate Credit Exposure” means, at any time, the aggregate Total Credit Exposure of all of the Lenders.

“Agreement” means this Fourth Amended and Restated Credit Agreement.

“Alternate Base Rate” and “ABR” means, for any day, a rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to the greatest of (a) the Prime Rate, (b) 1/2 of one percent above the Federal Funds Effective Rate, (c) Adjusted Term SOFR with a one-month Interest Period commencing on such day plus 1%, and (d) 0%.

“Amendment No. 1” means that certain Amendment No. 1, dated as of June 18, 2025, among the Original Borrower, the Lenders party thereto, the Administrative Agent, the Issuing Bank, and the Swingline Lender.

“Amendment No. 1 Effective Date” means June 18, 2025.

“Amendment No. 2” means that certain Amendment No. 2, dated as of the Amendment No. 2 Effective Date, among the Borrowers, the Lenders party thereto, the Administrative Agent, the Issuing Banks and the Swingline Lender.

“Amendment No. 2 Effective Date” means October 29, 2026.

“Anti-Money Laundering Laws” means the PATRIOT Act; the U.S. Money Laundering Control Act of 1986 and the regulations and rules promulgated thereunder; the U.S. Bank Secrecy Act and the regulations and rules promulgated thereunder; and corresponding laws of (a) the European Union designed to combat money laundering and terrorist financing and (b) jurisdictions in which the ~~Borrower operates~~Borrowers operate or in which the proceeds of the Loans will be used or from which repayments of the Obligations will be derived.

“Applicable Law” means, with respect to any Person, (x) all provisions of law, statute, treaty, ordinance, rule, regulation, requirement, restriction, permit, certificate, decision, directive or order of any Governmental Authority applicable to such Person or any of its property and (y) all judgments, injunctions, orders, writs and decrees of all courts and arbitrators in proceedings or actions in which such Person is a party or by which any of its property is bound.

“Applicable Percentage” means, with respect to any Lender at any time, subject to reallocation with respect to a Defaulting Lender pursuant to Section 2.21:

(a)           ~~(a)~~ with respect to Revolving Commitments, Revolving Loans, LC Exposure and Swingline Exposure, a percentage equal to a fraction, the numerator of which is such Lender’s Commitment and the denominator of which is the aggregate Revolving Commitments of all Lenders (provided that, if the Revolving Commitments have terminated or expired, the Applicable Percentages shall be determined based upon such Lender’s share of the aggregate Revolving Credit Exposures at that time);

(b)          ~~(b)~~ with respect to the Term Loan Commitments and Term Loans, as the case may be, a percentage equal to a fraction, the numerator of which is the outstanding principal amount of such Lender’s Term Loan Commitment or Term Loan, as the case may be, and the denominator of which is the aggregate outstanding principal amount of all Term Loan Commitments or Term Loans, as the case may be; and

(c)           ~~(c)~~ with respect to the Aggregate Credit Exposure, a percentage equal to a fraction, the numerator of which is the sum of such Lender’s Total Credit Exposure, and the denominator of which is the sum of the Aggregate Credit Exposure of all Lenders.

“Applicable Rate” means, for any day, with respect to any Base Rate Loan or SOFR Loan, the applicable percentage set forth below in the column entitled “Applicable Rate for Base Rate Loans” or “Applicable Rate for SOFR Loans”, as applicable:

Level	Maximum Net Leverage Ratio	Applicable Rate for Base Rate Loans	Applicable Rate for SOFR Loans	Commitment Fee Rate
I	< 0.50:1.00	0.000%	1.000%	0.125%
~~I~~II	≥ 0.50:1.00 but < 1.00:1.00	0.250%	1.250%	~~0.15~~0.150%
~~II~~III	≥ 1.00:1.00 but < 2.00:1.00	0.500%	1.500%	~~0.20~~0.200%
~~III~~IV	≥ 2.00:1.00 but < 3.00:1.00	0.750%	1.750%	~~0.20~~0.200%
~~IV~~V	~~>~~≥ 3.00:1.00	0.875%	~~1.8750~~1.875%	~~0.25~~0.250%

~~The~~For purposes of determining the Applicable Rate only, the Maximum Net Leverage Ratio ~~that shall be used to calculate the~~shall be calculated by deducting unrestricted, unencumbered cash and cash equivalents as set forth on the Consolidated balance sheets of the Parent and its Subsidiaries as of such day in an aggregate amount not to exceed $100,000,000 rather than the amount specified in the definition of “Maximum Net Leverage Ratio.” The Applicable Rate ~~on~~in effect from the Amendment No. ~~1~~2 Effective Date ~~through September 30, 2025 shall be equal to~~until the first day of the month following delivery of the first Compliance Certificate required to be delivered after the Amendment No. 2 Effective Date shall be the Applicable Rate set forth at Level ~~I~~III above. Changes in the Applicable Rate resulting from a change in the Maximum Net Leverage Ratio shall become effective on the first day of the month following delivery by the Borrower Representative to the Administrative Agent of a new Compliance Certificate pursuant to Section ~~5.1(c)~~5.1(c). If the Borrower Representative shall fail to deliver a Compliance Certificate as and when required pursuant to Section ~~5.1 (c)~~5.1(c), the Applicable Rate from and including the first day of the month following the date of such required delivery, to but not including, the date the Borrower Representative delivers to the Administrative Agent such Compliance Certificate shall conclusively be presumed to equal the relevant Applicable Rate set forth at Level ~~IV~~V above. In the event that (i) any financial statement delivered pursuant to clause ~~(a)~~(a) or ~~(b)~~(b) of Section ~~5.1~~5.1, or any Compliance Certificate delivered by the Borrower Representative is shown to be inaccurate; and (ii) such inaccuracy, if corrected, would have led to the application of a higher Applicable Rate for any period other than the Applicable Rate applied for such period, then (x) the Borrower Representative shall promptly (and, in any event, within three (3) Business Days thereafter) deliver to the Administrative Agent a corrected Compliance Certificate for such period; (y) the Applicable Rate for such period shall be the Applicable Rate resulting from the corrected Compliance Certificate for such period; and (z) the Borrower Representative shall promptly (and, in any event, within five (5) Business Days thereafter) pay to the Administrative Agent the accrued additional interest owing as a result of the application of such higher Applicable Rate for such period. The Applicable Rate shall be automatically increased to the Applicable Rate set forth in Level ~~IV~~V above during all periods of time in which any Event of Default has occurred and is continuing.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Asset Sale” means any Disposition of property or series of related Dispositions of property by the Original Borrower or any of its Subsidiaries (other than Dispositions for value the Net Cash Proceeds of which do not exceed $~~500,000~~10,000,000 in the aggregate in any fiscal year).

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 9.4), and accepted by the Administrative Agent, in substantially the form of ~~Exhibit B~~Exhibit B or any other form approved by the Administrative Agent.

“Auto-Extension Letter of Credit” has the meaning specified in Section 2.5(c).

“Availability Period” means the period from and including the Effective Date to but excluding the earlier of the Revolving Maturity Date and the date of termination of the Revolving Commitments.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section ~~2.23~~2.23.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, rule, regulation or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Backstop Letter of Credit” has the meaning specified in Section 2.5(m).

“Base Rate” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section ~~2.23~~2.23.

“Benchmark Replacement” means, with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)          ~~the sum of (i)~~ Daily Simple SOFR ~~and (ii) in the case of any Revolving Loan, 0.10%~~, or

(b)          the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the ~~Borrower~~Borrowers giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause ~~(a)~~(a) or ~~(b)~~(b) above would be less than the Floor, then such rate will be deemed to be equal to the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the ~~Borrower~~Borrowers giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated bilateral or syndicated credit facilities at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)          in the case of clause ~~(a)~~(a) or ~~(b)~~(b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof); or

(b)          in the case of clause ~~(c)~~(c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) have been, determined and announced the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause ~~(c)~~(c) and even if such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, if such Benchmark is a term rate, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause ~~(a)~~(a) or ~~(b)~~(b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)           ~~(a)~~          a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof);

(b)          ~~(b)~~          a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof); or

(c)           ~~(c)~~          a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, if such Benchmark is a term rate, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then- current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section ~~2.23~~2.23 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section ~~2.23~~2.23.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership ~~requirement~~required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. Sec. 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

~~“Borrower” has the meaning specified in the preamble.~~

“Borrower” means either the Original Borrower or the Parent, individually, and “Borrowers” means, collectively, the Original Borrower and the Parent.

“Borrower Representative” means Globant, LLC, in its capacity as representative of the Borrowers pursuant to Section 2.26.

“Borrower Materials” has the meaning specified in Section 9.1(d)(i).

“Borrowing” means (a) Loans (other than Swingline Loans) of the same Type and Class made, converted or continued on the same date and, in the case of SOFR Loans, as to which a single Interest Period is in effect or (b) a Swingline Loan.

“Borrowing Request” means a request by the Borrower Representative, on behalf of the applicable Borrower, for a Borrowing in accordance with Section 2.3, which shall be substantially in the form of ~~Exhibit E~~Exhibit E.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Luxembourg and/or in New York, New York are authorized or required by law to remain closed; provided that, when used in connection with a SOFR Loan, the term “Business Day” shall also exclude any day which is not a U.S. Government Securities Business Day.

~~“Capital Expenditures” means all expenditures which, in accordance with IFRS, would be required to be capitalized and shown on the consolidated balance sheet of the Borrower, including Capital Lease Obligations, but excluding (a) expenditures made in connection with the replacement, substitution or restoration of assets to the extent financed (i) from insurance proceeds (or other similar recoveries) paid on account of the loss of or damage to the assets being replaced or restored or (ii) with awards of compensation arising from the taking by eminent domain or condemnation of the assets being replaced, and (b) expenditures attributable to intangibles to the extent included in “Intangible Assets” on the consolidated balance sheet of the Borrower.~~

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IFRS, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS.

“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Administrative Agent and one or more of the Issuing Banks or Lenders, as collateral for LC Exposure, Swingline Exposure, obligations of Lenders to fund participations in respect of LC Exposure or Swingline Exposure and to indemnify the Administrative Agent under this Agreement, cash or deposit account balances or, if the Administrative Agent and each applicable Issuing Bank or Swingline Lender shall agree in their sole and absolute discretion, other credit support, in each case pursuant to documentation in form and substance satisfactory to the Administrative Agent and each applicable Issuing Bank or Swingline Lender. “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Equivalent Investments” means:

(a)           ~~(a)~~          direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing within one year from the date of acquisition thereof;

(b)          ~~(b)~~          investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c)           ~~(c)~~          investments in certificates of deposit, banker’s acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States or any state thereof that has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d)          ~~(d)~~          fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause ~~(a)~~(a) above and entered into with a financial institution satisfying the criteria described in clause ~~(c)~~(c) above;

(e)           ~~(e)~~          shares of money market mutual or similar fund that (i) invests exclusively in assets satisfying the requirements of clauses ~~(a)~~(a) through ~~(c)~~(c) of this definition, (ii) has net assets of not less than $5,000,000,000, and (iii) is rated AAA by S&P and Aaa by Moody’s;

(f)           ~~(f)~~           money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000;

(g)          ~~(g)~~          deposit accounts maintained with (i) any commercial bank satisfying the requirements of clause ~~(c)~~(c) of this definition or (ii) any other commercial bank organized under the laws of the United States or any state thereof so long as the full amount maintained with any such other bank is insured by the Federal Deposit Insurance Corporation;

(h)          ~~(h)~~          securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody’s;

(i)            ~~(i)~~          (i) certificates of deposit or bankers’ acceptances or time deposits maturing within 180 days from the date of acquisition thereof, in each case payable in Dollars or in the local currency where such funds are maintained and issued by any bank organized under the laws of any country which is organized and existing under the laws of the country in which such Person is organized or doing business and having at the date of acquisition thereof combined capital and surplus of not less than $500,000,000 (calculated at the then applicable exchange rate) and (ii) deposit accounts or local equivalents maintained with any bank that satisfies the criteria described in clause ~~(i)~~(i) above; and

(j)            ~~(j)~~           other short-term investments utilized by any Loan Party, Foreign Subsidiary or other Subsidiary operating outside the United States in accordance with normal investment practices for cash management in investments of a type analogous to the foregoing.

“CFC” means a controlled foreign corporation (as that term is defined in Section 957(a) of the IRC).

“Change in Control” means an event or a series of events by which (a) a Loan Party shall cease to own and control, of record and beneficially, directly or indirectly, 100% of the aggregate issued and outstanding Equity Interests of the Original Borrower having ordinary voting power on a fully diluted basis (which for this purpose shall exclude all Equity Interests that have not yet vested); (b) a Loan Party shall cease to have the ability to elect (either through share ownership or contractual voting rights) a majority of the board of directors or equivalent governing body of the Original Borrower; or (c) ~~a majority of the board of directors of the Parent are not Continuing Directors.~~any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) shall become the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of Equity Interests representing more than forty percent (40%) of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Parent.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority, or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Class” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans, Term Loans, Additional Revolving Loans, Incremental Term Loans or Swingline Loans.

“Collateral” means any property of any Loan Party upon which a security interest in favor of the Administrative Agent for the benefit of the Secured Parties is purported to be granted pursuant to any Security Document; provided, that only 65% of the total outstanding voting Equity Interests of any first tier Subsidiary of a Loan Party that is a CFC (and none of the Equity Interests of any Subsidiary of such CFC) shall be Collateral.

“Collateral Suspension Event” means the Parent has obtained an Investment Grade Rating from at least two of Moody’s, S&P and Fitch, in each case with a stable or better outlook, and no Event of Default has occurred and is continuing.

“Collateral Suspension Period” means each period commencing on the date the Borrowers deliver to the Administrative Agent a certificate of a Financial Officer certifying that a Collateral Suspension Event has occurred, together with evidence reasonably satisfactory to the Administrative Agent of the applicable ratings, and ending on the first date thereafter on which the Parent ceases to maintain an Investment Grade Rating from at least two of Moody’s, S&P and Fitch or an Event of Default occurs and is continuing.

“Commitment” means, with respect to each Lender, such Lender’s Revolving Commitment, Term Loan Commitment, and/or Incremental Commitment, as applicable. The initial amount of each Lender’s Commitment is set forth on Schedule ~~2.1~~2.1, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as applicable.

“Commitment Fee Rate” means, the applicable percentage set forth in the column entitled “Commitment Fee Rate” in the definition of “Applicable Rate”.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.).

“Communications” has the meaning specified in Section 9.1(d)(ii).

“Compliance Certificate” means a certificate substantially in the form of ~~Exhibit G~~Exhibit G.

“Computation Period” means, as of any date of calculation, the immediately preceding four consecutive fiscal quarters.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition, timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section ~~2.23~~2.23 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated” means, when used with reference to financial statements or financial statement items of the Parent and its Subsidiaries or any other Person, such statements or items on a consolidated basis in accordance with the consolidation principles of IFRS.

“Consolidated EBITDA” means, for any period, the sum of the following determined on a Consolidated basis, without duplication, for the Parent and its Subsidiaries in accordance with IFRS, Consolidated Net Income for the most recently completed Computation Period, (a) plus, to the extent deducted in determining such Consolidated Net Income, (i) Consolidated Interest Expense, (ii) income tax expense, (iii) depreciation and amortization, (iv) non-cash (A) stock based compensation expenses for such period (excluding any cash-settled portion thereof) and (B) impairment charges with respect to intangible assets for such period, (v) reasonable and documented Transaction Costs, (vi) actual restructuring costs and integration costs in connection with any Acquisition, in each case to the extent paid or made within twelve (12) months of the closing of such Acquisition, (vii) to the extent not duplicative of any other expense or charge otherwise added back to Consolidated EBITDA, pro forma “run rate” cost savings and operating expense reductions to be realized as a result of Acquisitions that are reasonably identifiable, factually supportable and projected by the ~~Borrower~~Borrowers in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the ~~Borrower~~Borrowers) within twelve (12) months after any such Acquisition, net the amount of actual benefits realized during such period from such actions, provided, that the aggregate amount of any such Transaction Costs, restructuring and integration costs, “run rate” cost savings and operating expense reductions added back to the definition of Consolidated EBITDA under clauses (v) through (vii) of this definition during any fiscal quarter, shall not exceed 10% of Consolidated EBITDA for such fiscal quarter, (viii) mark-to-market losses with respect to Hedging Agreements, (ix) any loss incurred in connection with any sale or other disposition outside the ordinary course of business, (x) any non-cash losses for such period (unless such non-cash losses are reasonably expected to result in or require pursuant to IFRS an accrual or reserve for cash charges in any future period) including (A) in respect of the remeasurement of contingent liabilities from a prior Computation Period in connection with any Acquisition permitted hereunder and (B) unrealized foreign exchange adjustments, and (xi) losses attributable to early extinguishment of Indebtedness (b) minus, to the extent included in determining Consolidated Net Income (i) any interest income, (ii) mark-to-market gains with respect to Hedging Agreements, (iii) any gain incurred in connection with any sale or other disposition outside the ordinary course of business, (iv) any non-cash gains for such period including in respect of (A) the remeasurement of contingent liabilities from a prior Computation Period in connection with any Acquisition permitted hereunder and (B) unrealized foreign exchange adjustments, and (v) any gains attributable to early extinguishment of Indebtedness.

“Consolidated Interest Expense” means, for any Computation Period, the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase prices of assets, in each case to the extent treated as interest in accordance with IFRS, (b) all interest paid or payable with respect to discontinued operations and (c) the portion of rent expense under Capital Lease Obligations that are treated as interest in accordance with IFRS, in each case of or by the Parent and its Subsidiaries on a Consolidated basis for the relevant period.

“Consolidated Net Income” means, as of any date of determination, the net income (or loss) of the Parent and its Subsidiaries on a Consolidated basis for the most recently completed Computation Period; provided that, Consolidated Net Income shall exclude (a) extraordinary gains and extraordinary losses for such Computation Period, (b) the income of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of that income is not at the time permitted by operation of Applicable Law or the terms of its organizational documents or any agreement or instrument applicable to such Subsidiary, (c) the income or loss of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Parent or any Subsidiary or the date that such Person’s assets are acquired by the Parent or any Subsidiary, to the extent that such income or loss is not attributable to the Parent or any Subsidiary and (d) the income of any Person in which any other Person (other than the Parent or a Wholly Owned Subsidiary or any director holding qualifying shares in accordance with Applicable Law) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to the Parent or a Wholly Owned Subsidiary by such Person during such Computation Period.

“Consolidated Net Revenue” means, as of any date of determination, the net revenue of the Parent and its Subsidiaries on a Consolidated basis for the most recently completed Computation Period.

“Consolidated Total Debt” means, as of any date of determination, all Indebtedness of the Parent and its Subsidiaries determined on a Consolidated basis (including any Indebtedness (contingent or otherwise) incurred in connection with an Acquisition permitted hereunder) and, subject to the foregoing, excluding (a) contingent obligations in respect of Guarantees (except to the extent constituting Guarantees in respect of Indebtedness of a Person other than any Loan Party), (b) obligations in respect of one or more Hedging Agreements, (c) contingent obligations in respect of undrawn letters of credit and (d) solely for purposes of calculating Maximum Net Leverage Ratio, that portion of Capital Lease Obligations attributable to operating lease liabilities in accordance with IFRS.

~~“Continuing Directors” means, as of an date of determination, any director or manager (or their equivalent) of the Parent: (a) who was a director or manager (or their equivalent) on the Effective Date; or (b) whose nomination for election to serve as director or manager (or its equivalent) of the Parent is recommended by a majority of the then Continuing Directors who at the time of such nomination are members of the Corporate Governance and Nominating Committee of the Parent, or is otherwise elected to the board of directors or managers (or their equivalent) with the approval of a majority of the then Continuing Directors at the time of such election.~~

“Contractual Currency” has the meaning set forth in ~~Section 9.16~~Section 9.16.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party” has the meaning specified in ~~Section 9.17(b)~~Section 9.17(b).

“CPRA” has the meaning set forth in Section 9.12.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.

“Default” means any event or condition that constitutes an Event of Default or that with notice, lapse of time or both would become an Event of Default.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means, subject to Section 2.21(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the ~~Borrower~~Borrowers in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, any Issuing Bank, the Swingline Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swingline Loans) within two Business Days of the date when due, (b) has notified the ~~Borrower~~Borrowers, the Administrative Agent, any Issuing Bank or the Swingline Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent or the ~~Borrower~~Borrowers, to confirm in writing to the Administrative Agent and the ~~Borrower~~Borrowers that it will comply with its prospective funding obligations hereunder (provided that, such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the ~~Borrower~~Borrowers), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-in Action; provided that, a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.21(b)) upon delivery of written notice of such determination to the ~~Borrower~~Borrowers, each Issuing Bank, the Swingline Lender and each Lender.

“Disclosed Matters” means the actions, suits, litigation, investigations and proceedings and the environmental matters disclosed in Schedule ~~3.6~~3.6.

“Disposition,” with respect to any property, means any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms “Dispose” and “Disposed of” have meanings correlative thereto.

“Disqualified Equity Interests” means any Equity Interest that, by its terms (or by the terms of any security or other Equity Interest into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (i) matures or is mandatorily redeemable (other than solely for Equity Interests that are not otherwise Disqualified Equity Interests), pursuant to a sinking fund obligation or otherwise, (ii) is redeemable at the option of the holder thereof (other than solely for Equity Interests that are not otherwise Disqualified Equity Interests), in whole or in part, (iii) provides for scheduled payments or dividends in cash or (iv) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 91 days after the latest of the Revolving Maturity Date or the Term Loan Maturity Date, as applicable; provided, that if such Equity Interests are issued to any plan for the benefit of employees of the Parent or its Subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the Original Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Dollars” or “$” refers to lawful money of the United States.

“Domestic Subsidiary” means any Subsidiary of ~~the~~a Borrower organized under the laws of any jurisdiction within the United States.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which the conditions specified in Section 4.1 are satisfied (or waived in accordance with Section 9.2).

“Eligible Assignee” means any Person that meets the requirements to be an assignee under ~~Section~~Sections 9.4(b)(iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 9.4(b)(iii)).

“Environmental Laws” means all Applicable Law relating in any way to the environment, preservation or reclamation of natural resources, the management, storage, use, holding, collection, accumulation, generation, manufacture, processing, treatment, stabilization, disposition, handling, transportation, release or threatened release of any Hazardous Material or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), ~~of the Borrower or any Subsidiary~~ directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, and the rules and regulations promulgated under it.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Original Borrower, is treated as a single employer under Section 414(b) or (c) of the IRC or, solely for purposes of Section 302 of ERISA and Section 412 of the IRC, is treated as a single employer under Section 414 of the IRC.

“ERISA Event” means (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30 day notice period is waived), (b) the determination that any Pension Plan or Multiemployer Plan, as applicable, is considered an at-risk plan or that any Pension Plan or Multiemployer Plan, as applicable, is endangered or is in critical status within the meaning of Sections 430, 431 or 432 of the IRC or Sections 303, 304 or 305 of ERISA, (c) the incurrence by the Original Borrower or any ERISA Affiliate of any liability under Title IV of ERISA, other than for PBGC premiums not yet due, (d) the receipt by the Original Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Pension Plan or to appoint a trustee to administer any Pension Plan or the occurrence of any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan, (e) the appointment of a trustee to administer any Pension Plan, (f) the withdrawal of the Original Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or the cessation of operations by the Original Borrower or any ERISA Affiliate that would be treated as a withdrawal from a Pension Plan under Section 4062(d) of ERISA, (g) the partial or complete withdrawal by the Original Borrower or any ERISA Affiliate from any Multiemployer Plan or (h) the taking of any action to terminate any Pension Plan under Section 4041 or 4041A of ERISA.

“Erroneous Payment” has the meaning assigned to it in Section ~~8.15(a)~~8.15(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned to it in Section 8.15(d)(i).

“Erroneous Payment Impacted Class” has the meaning assigned to it in Section 8.15(d)(i).

“Erroneous Payment Return Deficiency” has the meaning assigned to it in Section 8.15(d)(i).

“Erroneous Payment Subrogation Rights” has the meaning assigned to it in Section ~~8.15(e)~~8.15(e).

~~“ESG” has the meaning given to such term in Section 2.24.~~

~~“ESG Amendment” has the meaning given to such term in Section 2.24.~~

~~“ESG Pricing Provisions” has the meaning given to such term in Section 2.24.~~

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“EU Borrower” has the meaning specified in Section 2.19(c)(i).

“EU Borrowing Request” has the meaning specified in Section 2.19(c)(iii).

“EU Funding Obligations” has the meaning specified in Section 2.19(c)(ii).

“EU Insolvency Regulation” means Regulation (EU) 2015/848 of 20 May 2015 of the European Parliament and the Council on insolvency proceedings (recast).

“EU Lender” has the meaning specified in Section 2.19(c)(i).

“EU Lender Provisions” has the meaning specified in Section 2.19(c)(ii).

“EU Notice” has the meaning specified in Section 2.19(c)(i).

“Event of Default” has the meaning specified in ~~Article VII~~Article VII.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and any other “keepwell, support or other agreement” for the benefit of such Guarantor and any and all guarantees of such Guarantor’s Swap Obligations by other Loan Parties at the time the Guarantee of such Guarantor, or a grant by such Guarantor of a security interest, becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes excluded in accordance with the first sentence of this definition.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the ~~Borrower~~Borrowers under ~~Section 2.19(b)~~Section 2.19(b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 2.17(g), and (d) any U.S. federal withholding Taxes imposed under FATCA.

“Existing Credit Agreement” has the meaning specified in the Preliminary Statement hereto.

“Existing Letter of Credit” has the meaning specified in ~~Section 2.5(a)~~Section 2.5(a).

“Facility” means each of (and “Facilities” means collectively both of) (a) the Term Loan Commitments and the extensions of credit made thereunder (the “Term Facility”), (b) the Revolving Commitments and the extensions of credit made thereunder (the “Revolving Facility”), and (c) each other credit facility that may be added to this Agreement after the date hereof.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the IRC, and any applicable intergovernmental agreements (and related official administrative guidance) with respect thereto.

“FCPA” has the meaning specified in ~~Section 3.23~~Section 3.23.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average rate (rounded upwards, if necessary, to the next 1/100 of 1%) charged by HSBC for such day for such transactions as determined by the Administrative Agent.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States.

“Fee Letters” means each fee letter entered into by the Borrowers with the Administrative Agent, any Joint Lead Arranger, any Lender or any of their respective Affiliates in connection with the Facilities, in each case, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Fifth Reaffirmation of Globant IT Security Agreement” means the reaffirmation, dated as of the Amendment No. 2 Effective Date, of the Globant IT Security Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fifth Reaffirmation of Globant IT Guaranty” means the reaffirmation, dated as of the Amendment No. 2 Effective Date, of the Globant IT Guaranty Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fifth Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as of the date hereof, of the Luxembourg Guaranty Agreement by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fifth Reaffirmation of Security Agreement” means the reaffirmation, dated as of ~~the date hereof~~May 31, 2023, of the Security Agreement by the Original Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fifth Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of the date hereof, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“Financial Officer” means, with respect to any Person, the chief financial officer, principal accounting officer, treasurer or controller of such Person.

“First Reaffirmation of Globant IT Guaranty” means the reaffirmation, dated as of October 1, 2021, of the Globant IT Guaranty Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“First Reaffirmation of Globant IT Security Agreement” means the reaffirmation, dated as of October 1, 2021, of the Globant IT Security Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“First Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as of November 2, 2018, of the Luxembourg Guaranty Agreement by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties.

“First Reaffirmation of Security Agreement” means the reaffirmation, dated as of November 2, 2018, of the Security Agreement by the Original Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“First Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of November 2, 2018, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“Floor” means a rate of interest equal to 0.00%.

“Fitch” means Fitch Ratings Inc. and any successor thereto.

“Foreign Lender” means a Lender that is not a U.S. Person.

“Foreign Borrower” means the Parent, and each Foreign Subsidiary~~” means any Subsidiary~~  of the Parent which may become a Borrower ~~that is not a Domestic Subsidiary~~hereunder.

“Foreign Subsidiary” means any Subsidiary of a Borrower that is not a Domestic Subsidiary.

“Fourth Reaffirmation of Globant IT Guaranty” means the reaffirmation, dated as of June 18, 2025, of the Globant IT Guaranty Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fourth Reaffirmation of Globant IT Security Agreement” means the reaffirmation, dated as of June 18, 2025, of the Globant IT Security Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fourth Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as of June 2, 2022, of the Luxembourg Guaranty Agreement by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fourth Reaffirmation of Security Agreement” means the reaffirmation, dated as of June 2, 2022, of the Security Agreement by the Original Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fourth Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of June 2, 2022, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to any Issuing Bank, such Defaulting Lender’s Applicable Percentage of the outstanding LC Exposure with respect to Letters of Credit issued by such Issuing Bank other than LC Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof, and (b) with respect to any Swingline Lender, such Defaulting Lender’s Applicable Percentage of outstanding Swingline Loans made by such Swingline Lender other than Swingline Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders.

“Fund” means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its activities.

“Funding Rules” means the requirements relating to the minimum required contributions (including any installment payments) to Pension Plans and Multiemployer Plans, as applicable, and set forth in Sections 412 of the IRC and Section 302 of ERISA for periods prior to the effective date of the Pension Protection Act of 2006 and Sections 412, 430, 431, 432 and 436 of the IRC and Sections 302, 303, 304 and 305 of ERISA for periods on and after the effective date of the Pension Protection Act of 2006.

“Globant IT” means Globant IT Services Corp., a Florida corporation.

“Globant IT Guaranty” means that certain Guaranty Agreement, dated as of September 25, 2020, made by Globant IT in favor of the Administrative Agent, as may be amended, amended and restated, supplemented, reaffirmed or otherwise modified from time to time.

“Globant IT Security Agreement” means that certain Security Agreement, dated as of September 25, 2020, made by Globant IT in favor of Administrative Agent, as may be amended, amended and restated, supplemented, reaffirmed or otherwise modified from time to time.

~~“Globant S.A. (Luxembourg)” means Globant S.A., a public limited company organized under the laws of the Grand Duchy of Luxembourg.~~

“Globant S.A. (Spain)” means Globant España S.A. (sociedad unipersonal), a single shareholder corporation organized under the laws of the Kingdom of Spain.

“Governmental Authority” means the government of the United States or any other nation, IBA or of any political subdivision thereof, whether state, regional or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing, or having the economic effect of guaranteeing, any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided that, the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.

“Guarantor” means ~~the Parent,~~ Globant S.A. (Spain), Globant IT, and each other Material Subsidiary that makes a guaranty of the Obligations in favor of the Administrative Agent for the benefit of the Secured Parties pursuant to ~~Section 5.9~~Section 5.9; provided~~,~~  that no CFC (other than Globant S.A. (Spain) to the extent constituting a CFC) shall be a Guarantor.

“Hazardous Materials” means all toxic, corrosive, flammable, explosive, carcinogenic, mutagenic, infectious or radioactive substances or wastes and all other hazardous or toxic substances, wastes or other pollutants, or dangerous substance, including petroleum or any fraction thereof, petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Hedging Agreement” means any agreement with respect to any swap, cap, collar, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that, no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the ~~Borrower or the~~Borrowers or their Subsidiaries shall be a Hedging Agreement.

“HSBC” has the meaning specified in the preamble.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements delivered under or referred to herein.

“Increased Cost Lender” has the meaning specified in Section 2.19(b).

“Incremental Amendment” has the meaning specified in Section  ~~2.22~~2.22(~~d~~e).

“Incremental Commitments” has the meaning specified in Section ~~2.22(a)~~2.22(a).

“Incremental Commitment Effective Date” has the meaning specified in ~~Section 2.22(a)~~Section 2.22(a).

“Incremental Lender” has the meaning specified in ~~Section 2.22(a)~~Section 2.22(a).

“Incremental Term Facility” has the meaning specified in Section ~~2.22(a)~~2.22(a).

“Incremental Term Loans” has the meaning specified in Section ~~2.22(a)~~2.22(a).

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding accounts payable incurred in the ordinary course of business that are not more than 60 days past due or that are currently being contested in good faith by appropriate proceedings in accordance with ~~Section 5.4~~Section 5.4), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (j) Disqualified Equity Interests of such Person, (k) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, and (l) all obligations, contingent or otherwise, of such Person under Hedging Agreements; provided that Indebtedness shall not include (i) any purchase price adjustment, earn-out, holdback or deferred payment of a similar nature incurred in connection with an Acquisition permitted under this Agreement so long as not evidenced by a note or similar written instrument (except to the extent that the amount payable pursuant to such purchase price adjustment, earn-out, holdback or deferred payment is reflected, or would otherwise be required to be reflected as a liability on a balance sheet prepared in accordance with IFRS), or (ii) prepaid or deferred revenue in connection with the sale of goods and/or the performance of services (including those related to customer advances) in the ordinary course of business. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document, and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Indemnitee” has the meaning specified in Section 9.3(b).

“Information” has the meaning specified in Section 9.12.

~~“Interest Coverage Ratio” means, with respect to any Computation Period, the ratio of (a) Consolidated EBITDA minus cash payments made in respect of operating lease liabilities in accordance with IFRS for such period to (b) Consolidated Interest Expense (other than in respect of cash interest expense related to operating leases capitalized in accordance with IFRS) for such period.~~

“Interest Election Request” means a request by the Borrower Representative, on behalf of the applicable Borrower, to convert or continue a Borrowing in accordance with Section 2.7, which shall be substantially in the form of ~~Exhibit F~~Exhibit F.

“Interest Payment Date” means (a) with respect to any Base Rate Loan (other than a Swingline Loan), the last day of each March, June, September and December, (b) with respect to any SOFR Loan, the last day of each Interest Period therefor and, in the case of any Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at three month intervals after the first day of such Interest Period, and the Maturity Date, and (c) with respect to any Swingline Loan, the day that such Loan is required to be repaid.

“Interest Period” means, as to any SOFR Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, three or six months thereafter (in each case, subject to the availability thereof), as specified in the applicable Borrowing Request or Interest Election Request; provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, (iii) no Interest Period shall extend beyond the Maturity Date and (iv) no tenor that has been removed from this definition pursuant to Section ~~2.23(d)~~2.23(d) shall be available for specification in such Borrowing Request or Interest Election Request. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity Interests, evidences of Indebtedness or other securities of, such other Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS, and any purchase or other acquisition (in one transaction or a series of transactions) of any assets of any other Person constituting a business unit; provided that, the endorsement of negotiable instruments and documents in the ordinary course of business will not be deemed to be an Investment.

“Investment Grade Rating” means a rating equal to or higher than Baa3 by Moody’s, BBB- by S&P or BBB- by Fitch, as applicable.

“IRC” means the Internal Revenue Code of 1986.

“IRS” means the United States Internal Revenue Service.

“ISP98” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the International Chamber of Commerce, Publication Number 590 (or such later version thereof as may be in effect at the time of issuance).

“Issuing Bank” means HSBC, in its capacity as issuer of Letters of Credit hereunder, or such other Lender as the Borrower Representative may, on behalf of the Borrowers, from time to time select as an Issuing Bank hereunder pursuant to Section 2.5, with the consent of the Administrative Agent; provided that, such Lender has agreed to be an Issuing Bank. The Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by branches or Affiliates of the Issuing Bank, in which case the term “Issuing Bank” shall include any such branch or Affiliate with respect to Letters of Credit issued by such branch or Affiliate (it being agreed that the Issuing Bank shall, or shall cause such branch or Affiliate to, comply with the requirements of Section 2.5 with respect to such Letters of Credit).

“Joint Bookrunners” means HSBC ~~Bank USA, N.A., JPMorgan Chase Bank, N.A., The Bank of Nova Scotia~~Securities (USA), Inc., Bank of China Limited, New York Branch, PNC Capital Markets LLC, Citibank, N.A.~~, PNC Capital Markets LLC,~~  and Bank of America, N.A., as joint bookrunners of the Facilities.

“Joint Lead Arrangers” means HSBC ~~Bank USA, N.A., JPMorgan Chase Bank, N.A., The Bank of Nova Scotia~~Securities (USA), Inc., Bank of China Limited, New York Branch, PNC Capital Markets LLC, Citibank, N.A.~~, PNC Capital Markets LLC,~~  and Bank of America, N.A., as joint lead arrangers of the Facilities.

“Joint Syndication Agents” means Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, JPMorgan Chase Bank, N.A.~~, The Bank of Nova Scotia, and Citibank, N.A.~~ and BNP Paribas, as joint syndication agents of the Facilities.

“Judgment Currency” has the meaning set forth in ~~Section 9.16~~Section 9.16.

~~“KPIs” has the meaning given to such term in Section 2.24.~~

“LC Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by, or otherwise acceptable to, the applicable Issuing Bank.

“LC Disbursement” means a payment made by an Issuing Bank pursuant to a Letter of Credit.

“LC Expiration Date” has the meaning specified in Section 2.5(c).

“LC Exposure” means, at any time, without duplication, the sum of (a) the aggregate ~~undrawn~~ amount ~~of~~available to be drawn under all outstanding Letters of Credit at such time (excluding any amount included in clause (b) below), plus (b) the aggregate amount of all drawings requested under presentations received by the applicable Issuing Bank under Letters of Credit (including complying presentations) that have not yet been honored or finally refused by such Issuing Bank at such time, plus (c) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the ~~Borrower~~Borrowers at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn or presented thereunder by reason of the operation of Rule 3.13 or Rule 3.14 of the ISP98 ~~(~~or ~~another~~any other rule of practice, Applicable Law or contractual provision (including any term of such Letter of Credit) having a similar effect~~)~~ of extending the period for presentation, such Letter of Credit shall be deemed to be outstanding in the amount so remaining available to be drawn. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided that, with respect to any Letter of Credit that, by its terms or the terms of any LC Application related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

“LC Sublimit” means an amount equal to the lesser of (a) $30,000,000 and (b) the aggregate Revolving Commitments. The LC Sublimit is part of, and not in addition to, the Revolving Facility.

“LCT Election” has the meaning set forth in Section ~~2.25~~2.25.

“LCT Test Date” has the meaning set forth in Section ~~2.25~~2.25.

“Lender” means each Person listed on Schedule ~~2.1~~2.1 and any other Person that shall have become a party hereto as a Lender pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context requires otherwise, the term “Lender” includes the Swingline Lender.

“Lender Provided Financial Service Product” means any agreement or other arrangements under which any Lender (under this Agreement) or any Affiliate thereof provides any of the following products or services to any of the Loan Parties and any other wholly-owned direct Subsidiaries of the Parent: (a) credit cards, (b) credit card processing services, (c) debit cards, (d) purchase cards, (e) gift cards, (f) ACH transactions, (g) cash management, including electronic funds transfer, controlled disbursement, accounts or services, (h) overdraft, or (i) foreign currency exchange.

“Lender Provided Hedging Agreement” means any Hedging Agreement between a Loan Party and any other wholly-owned direct Subsidiaries of the Parent and a counterparty that is a Lender (under this Agreement or the Existing Credit Agreement) or an Affiliate thereof.

“Letter of Credit” means any standby letter of credit issued pursuant to this Agreement and includes each Existing Letter of Credit.

“Leverage Increase Period” has the meaning set forth in Section 6.1(c).

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset, and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Limited Condition Transaction” shall mean any of the following, in each case which is consummated not more than one hundred twenty (120) days after the date the definitive agreements for such transaction are entered into:

(a)          any Acquisition or other Investment by any Loan Party after the Effective Date of any assets of a business or Person permitted pursuant to the Loan Documents, the consummation of which is not conditioned on the availability of, or on obtaining, third party financing; and

(b)          any Restricted Payment constituting a dividend or distribution with respect to any Equity Interests in the Original Borrower or any ~~Subsidiary~~of its Subsidiaries requiring an irrevocable notice in advance of such Restricted Payment constituting a dividend or distribution.

“Liquidity” means, at any time, the amount of unrestricted cash on hand of the Loan Parties plus any unused Revolving Commitments available to be drawn by the Borrowers at such time subject to the requirements of Section 4.2 hereof.

“Loan Document” means this Agreement, ~~the~~ Amendment No. 1, Amendment No. 2, any Fee Letter, the Luxembourg Guaranty Agreement, the Spanish Guaranty Agreement, the Globant IT Guaranty Agreement, the Security Documents, the First Reaffirmation of Spanish Guaranty, the First Reaffirmation of Luxembourg Guaranty, the First Reaffirmation of Globant IT Guaranty, the Second Reaffirmation of Spanish Guaranty, the Second Reaffirmation of Luxembourg Guaranty, the Second Reaffirmation of Globant IT Guaranty, the Third Reaffirmation of Spanish Guaranty, the Third Reaffirmation of Luxembourg Guaranty, the Third Reaffirmation of Globant IT Guaranty, the Fourth Reaffirmation of Spanish Guaranty, the Fourth Reaffirmation of Luxembourg Guaranty, the Fourth Reaffirmation of Globant IT Guaranty, the Fifth Reaffirmation of Spanish Guaranty, the Fifth Reaffirmation of Luxembourg Guaranty, the Fifth Reaffirmation of Globant IT Guaranty, the Sixth Reaffirmation of Spanish Guaranty, the Sixth Reaffirmation of Luxembourg Guaranty, the Seventh Reaffirmation of Spanish Guaranty, the Notes, the LC Applications and any other documents, agreements, certificates or instruments executed by or on behalf of any Loan Party or entered into in connection herewith.

“Loan Party” means, individually, each ~~of the~~ Borrower and each Guarantor, and “Loan Parties” means, collectively, the ~~Borrower and~~Borrowers and the Guarantors.

“Loans” means the loans made by the Lenders to ~~the Borrower~~one or more Borrowers pursuant to this Agreement.

“Luxembourg” means the Grand Duchy of Luxembourg.

“Luxembourg Account Pledge Agreement” means a Luxembourg law governed bank account pledge agreement, in the form of Exhibit I attached hereto, entered into by and between the Parent as pledgor and the Administrative Agent as pledgee.

“Luxembourg Business Preservation Law” means the Luxembourg law of 7 August 2023 on business preservation and modernization of bankruptcy law as amended from time to time (loi modifiée du 7 août 2023 relative à la préservation des entreprises et portant modernisation du droit de la faillite).

“Luxembourg Civil Code” means the Luxembourg Code civil.

“Luxembourg Commercial Code” means the Luxembourg Code de Commerce.

“Luxembourg Companies Law” means the Luxembourg law of August 10, 1915 on commercial companies, as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée).

“Luxembourg Guaranty Agreement” means the guaranty, dated as of August 3, 2017, by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties, as may be amended, amended and restated, supplemented, reaffirmed, or otherwise modified from time to time.

“Luxembourg Loan Party” means a Loan Party incorporated and/or established or having its registered office in Luxembourg, and includes for the avoidance of doubt the Parent.

“Luxembourg Insolvency Register” means the Registre de l'Insolvabilité, Luxembourg held and maintained by the Luxembourg Trade and Companies Register.

“Luxembourg Receivables Pledge Agreement” means a Luxembourg law governed receivables pledge agreement entered into by the Parent as pledgor, the Administrative Agent as pledgee and each relevant Material Subsidiary as debtor, over Luxembourg law governed intra-group receivables.

“Luxembourg Security Agreements” means, collectively, (a) the Luxembourg Account Pledge Agreement and (b) the Luxembourg Receivables Pledge Agreement.

“Luxembourg Trade and Companies Register” means the Registre de Commerce et des Sociétés, Luxembourg.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, property, operations or financial condition of the Loan Parties and the Subsidiaries of the Original Borrower, taken as a whole, (b) the ability of any Loan Party to perform any of its obligations under any Loan Document, or (c) the validity or enforceability of this Agreement or any other Loan Document or the rights of or remedies or benefits available to the Administrative Agent, the Issuing Banks and the Lenders under the Loan Documents.

“Material Indebtedness” means Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Hedging Agreements, of any one or more of the Loan Parties in an aggregate principal amount exceeding $25,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of any Loan Party in respect of any Hedging Agreement at any time shall be the maximum aggregate amount that such Loan Party would be required to pay if such Hedging Agreement were terminated at such time.

“Material Subsidiary” means any direct and indirect Subsidiary of the ~~Borrower~~Parent that at any date of determination, holds more than five percent (5%) of either (i) the consolidated assets of the ~~Borrower~~Parent and its Subsidiaries or (ii) the consolidated revenues of the ~~Borrower~~Parent and its Subsidiaries (as determined in accordance with IFRS) for the Computation Period ending on the last day of the most recent period for which financial statements have been delivered after the Effective Date pursuant to ~~Section 5.1~~Section 5.1; provided that all Subsidiaries that are not individually a “Material Subsidiary” shall not have (i) aggregate total consolidated assets of more than fifteen percent (15%) of the total consolidated assets of the ~~Borrower~~Parent and its Subsidiaries or (ii) generated aggregate revenues of more than fifteen percent (15%) of the total consolidated revenues of the ~~Borrower~~Parent and its Subsidiaries as of such date (determined in accordance with IFRS) for such Computation Period.

“Maturity Date” means, with respect to the Revolving Loans, the Revolving Maturity Date, and with respect to the Term Loans, the Term Loan Maturity Date.

“Maximum Net Leverage Ratio” means, as of the last day of any fiscal quarter, the ratio of (a) Consolidated Total Debt as of such day adjusted by deducting the aggregate amount of unrestricted, unencumbered cash and cash equivalents as set forth on the Consolidated balance sheets of the Parent and its Subsidiaries as of such day, in an amount not to exceed $~~100,000,000~~300,000,000, to (b) Consolidated EBITDA for the Computation Period ending on such day minus cash payments made in respect of operating lease liabilities in accordance with IFRS for such period.

“Minimum Cash Collateral Amount” means, at any time, (a) with respect to Cash Collateral consisting of cash or deposit account balances, an amount equal to 103% of the Fronting Exposures of all Issuing Banks with respect to Letters of Credit issued and outstanding at such time, and (b) otherwise, an amount determined by the Administrative Agent and the Issuing Banks in their sole and absolute discretion.

“Minimum Liquidity Shortfall Event” has the meaning specified in Section 2.10(b)(ii).

“Moody’s” means Moody’s Investors Service, Inc., and any successor thereto.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Cash Proceeds” means in connection with any Asset Sale (other than an Asset Sale of receivables permitted under ~~Section 6.5~~Section 6.5 pursuant to a true sale under a factoring or purchase agreement) or any Recovery Event, the proceeds thereof in the form of cash and Cash Equivalent Investments (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or by the Disposition of any non-cash consideration received in connection therewith or otherwise, but only as and when received) of such Asset Sale or Recovery Event, net of attorneys’ fees, accountants’ fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event (other than any Lien pursuant to a Security Document) and other customary fees and expenses actually incurred in connection therewith and net of taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with IFRS (provided that, following the termination of such reserves, proceeds equal to any unused reserves shall be applied in accordance with ~~Section 2.10(b)(i)~~Section 2.10(b)(i)).

“Non-Consenting Lender” means any Lender that does not approve any consent, waiver or amendment that (a) requires the approval of all affected Lenders in accordance with the terms of ~~Section 9.2(b)~~Section 9.2(b), and (b) has been approved by the Required Lenders.

“Non-Defaulting Lender” means, at any time, each Lender that is not a Defaulting Lender at such time.

“Note” has the meaning specified in ~~Section 2.9(f)~~Section 2.9(f).

“Notifying Lender” has the meaning specified in Section 2.19(c)(i).

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document, or otherwise with respect to any Loan or Letter of Credit (including, without limitation, the obligations to pay, discharge or satisfy any Erroneous Payment Subrogation Rights), in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding; provided that the “Obligations” shall exclude any Excluded Swap Obligations.

“Original Borrower” means Globant, LLC, a Delaware limited liability company.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except (i) any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to ~~Section 2.19(b)).~~Section 2.19(b)) and (ii) any Luxembourg registration duties (droits d’enregistrement) due to a registration, submission or filing by a Recipient of any Loan Document or documents in connection therewith when such registration, submission or filing is or was not required to enforce, maintain or preserve the rights of that Recipient under such Loan Document.

“Parent” ~~means Globant S.A. (Luxembourg)~~has the meaning specified in the preamble.

“Participant” has the meaning specified in Section 9.4(d).

“Participant Register” has the meaning specified in Section 9.4(d).

“PATRIOT Act” means the “Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001” (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“Payment Recipient” has the meaning assigned to it in Section ~~8.15(a)~~8.15(a).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Pension Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the IRC or Section 302 of ERISA, and in respect of which the Original Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Permitted Encumbrances” means:

(a)           ~~(a)~~          Liens imposed by law for taxes that are not yet due or are being contested in compliance with Section ~~5.4~~5.4;

(b)          ~~(b)~~          carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section ~~5.4~~5.4;

(c)           ~~(c)~~          pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations, other than any Lien imposed by ERISA;

(d)          ~~(d)~~          deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e)          ~~(e)~~          judgment liens in respect of judgments that do not constitute an Event of Default under Section ~~7.1(k)~~7.1(k);

(f)           ~~(f)~~          easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or materially interfere with the ordinary conduct of business of the Original Borrower or any ~~Subsidiary~~of its Subsidiaries;

(g)          ~~(g)~~          any interest or title of a lessor under any operating lease entered into by the Original Borrower or any ~~Subsidiary~~of its Subsidiaries in the ordinary course of its business and covering only the assets so leased;

(h)          ~~(h)~~          leases and subleases granted to others by the Original Borrower or any ~~Subsidiary of the Borrower~~of its Subsidiaries in the ordinary course of business on any real property that do not materially interfere with the ordinary conduct of the business of the Original Borrower or any of its Subsidiaries;

(i)            ~~(i)~~          non-exclusive licenses of intellectual property granted in the ordinary course of business which do not, in any case, (x) materially detract from the value of the intellectual property subject thereto or (y) materially interfere with the ordinary conduct of the business of the Original Borrower or any of its Subsidiaries and exclusive licenses of intellectual property granted in connection with any sale of assets permitted hereunder;

(j)            ~~(j)~~          Liens in favor of customs and revenue authorities arising as a matter of law which secure payment of customs duties in connection with the importation of goods;

(k)           ~~(k)~~          Liens arising solely by virtue of any statutory or common law provision relating to bankers’ liens, rights of setoff or similar rights;

(l)            ~~(l)~~          customary restrictions on dispositions of assets to be disposed of pursuant to merger agreements, stock or asset purchase agreements and similar agreements, in each case, to the extent the entry into such agreements is otherwise permitted hereunder;

(m)          ~~(m)~~          Liens securing lease, utility and other similar deposits in the ordinary course of business;

(n)          ~~(n)~~          setoff rights in connection with repurchase obligations in favor of the counterparty to such obligations in connection with Cash Equivalent Investments of a type referred to in clause ~~(d)~~(d) of the definition thereof;

(o)          ~~(o)~~          customary restrictions on assignment and transfer in intellectual property licenses under which the Original Borrower or any ~~Subsidiary~~of its Subsidiaries is a licensor or licensee; and

(p)          ~~(p)~~          precautionary Liens filed in connection with any Disposition permitted under Section ~~6.5(f)~~6.5(f);

provided that, the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any employee benefit plan (as defined in Section 3(3) of ERISA, including a Pension Plan), maintained, contributed to or required to be contributed to, by the Original Borrower or with respect to which the Original Borrower may have any liability.

“Platform” means Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system.

“Prime Rate” means the rate of interest per annum equal to the “prime rate” provided by such financial market data information provider as may be selected by HSBC from time to time; provided that if such rate of interest cannot be reasonably sourced from a third party financial market data provider then the “Prime Rate” shall mean the rate of interest per annum announced by HSBC as its prime rate in effect at its principal office. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. Any change in the Prime Rate shall take effect at the opening of business on the effective date of such change. Notwithstanding any terms in this Agreement to the contrary, if at anytime such rate of interest is less than zero percent (0.0%) per annum, such rate shall be deemed to be zero percent (0.0%) per annum for purposes of this Agreement.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support” has the meaning specified in ~~Section 9.17~~Section 9.17.

“Recipient” means (a) the Administrative Agent, (b) any Lender and (c) any Issuing Bank, as applicable.

“Recovery Event” means any settlement of or payment in respect of any property or casualty insurance claim (excluding business interruption and similar insurance claims) or any condemnation proceeding relating to any asset of any Person.

“Register” has the meaning specified in Section 9.4(c).

“Regulation U” means Regulation U of the FRB.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“Removal Effective Date” has the meaning specified in Section 8.6.

“Required Lenders” means, at any time, Lenders, (a) with respect to Revolving Lenders, having more than 50% of the Revolving Credit Exposure and (b) with respect to Term Lenders, having more than 50% of the Term Loan Commitments and outstanding Term Loans, as the case may be; provided that, the Revolving Credit Exposure, Term Loan Commitments and outstanding Term Loans of any Defaulting Lender shall be disregarded in determining Required Lenders at any time; provided further that, if at any time there are two or three Lenders, “Required Lenders” shall not be less than two Lenders.

“Required Revolving Lenders” means, at any time, Revolving Lenders having more than 50% of the aggregate Revolving Credit Exposure of all Revolving Lenders (excluding the Revolving Credit Exposure of any Defaulting Lender); provided that, if at any time there are two or three Lenders, “Required Revolving Lenders” shall not be less than two Revolving Lenders.

“Resignation Effective Date” has the meaning specified in Section 8.6(a).

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means the chief executive officer, chief operating officer, president or Financial Officer of ~~the~~any Borrower, Globant IT, ~~the Parent~~ or Globant S.A. (Spain), as applicable.

“Restricted Payment” means (i) any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Original Borrower or any ~~Subsidiary~~of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in the Original Borrower or any ~~Subsidiary~~of its Subsidiaries or any option, warrant or other right to acquire any such Equity Interests in the Original Borrower or any ~~Subsidiary~~of its Subsidiaries, (ii) any payment of management fees or similar fees by the Original Borrower or any ~~Subsidiary~~of its Subsidiaries to any of its equity holders or any Affiliate thereof and (iii) any purchase of Equity Interests from present or former officers, directors or employees (or their respective spouses, ex-spouses or estates) of any Loan Party or any of their Subsidiaries in connection with restricted stock or the exercise of stock options, stock appreciation rights or similar equity incentives or equity based incentives pursuant to management incentive plans upon the death, disability, retirement, severance or termination of employment of such officer, director or employee.

“Revolving Commitment” means, with respect to each Lender, the commitment, if any, of such Lender to make Revolving Loans and to acquire participations in Letters of Credit and Swingline Loans hereunder, expressed as an amount representing the maximum aggregate amount of such Lender’s Revolving Credit Exposure hereunder, as such commitment may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.4. The initial amount of each Lender’s Revolving Commitment is set forth on Schedule ~~2.1~~2.1, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Revolving Commitment, as applicable. The initial aggregate amount of the Revolving Lenders’ Revolving Commitments is $~~725,000,000.~~550,000,000. Notwithstanding anything else herein to the contrary, the amount of the aggregate Revolving Commitment available to be drawn by the Parent as a Borrower shall be subject to (i) the Revolving Commitment Sublimit and (ii) satisfaction of the requirement to maintain minimum Liquidity of $50,000,000 at any time during which the Parent has Borrowings outstanding.

“Revolving Commitment Sublimit” means an amount equal to the lesser of (a) $300,000,000, and (b) the aggregate Revolving Commitments. The Revolving Commitment Sublimit is part of, and not in addition to, the Revolving Commitment.

“Revolving Credit Exposure” means, as to any Revolving Lender at any time, the aggregate principal amount at such time of such Lender’s outstanding Revolving Loans, LC Exposure and participation in Swingline Loans at such time.

“Revolving Facility” has the meaning specified in the definition of “Facility” in this Section.

“Revolving Lender” means, as of any date of determination, a Lender with a Revolving Commitment or, if the Revolving Commitments have terminated or expired, a Lender with Revolving Credit Exposure.

“Revolving Loan” has the meaning specified in Section 2.1.

“Revolving Maturity Date” means ~~May 30, 2028~~ October 29, 2031 or any earlier date on which repayment of the Obligations in respect of Revolving Loans is accelerated pursuant to the terms hereof.

“S&P” means S&P Global Ratings, a division of Standard & Poor’s Financial Services LLC, and any successor thereto.

“Sanctions” has the meaning specified in Section 3.14.

“SEC” means the Securities and Exchange Commission or any Governmental Authority succeeding to any of its principal functions.

“Second Reaffirmation of Globant IT Guaranty” means the reaffirmation, dated as of June 2, 2022, of the Globant IT Guaranty Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Second Reaffirmation of Globant IT Security Agreement” means the reaffirmation, dated as of June 2, 2022, of the Globant IT Security Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Second Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as of February 6, 2020, of the Luxembourg Guaranty Agreement by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties.

“Second Reaffirmation of Security Agreement” means the reaffirmation, dated as of February 6, 2020, of the Security Agreement by the Original Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Second Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of February 6, 2020, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“Secured Obligations” means, collectively, (i) the Obligations, and (ii) all obligations of any Loan Party under any Lender Provided Hedging Agreement or any Lender Provided Financial Service Product, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding; provided, that the aggregate Lender Provided Financial Services Products’ obligations and Lender Provided Hedging Agreements’ obligations to wholly-owned direct Subsidiaries of the Parent (that are not Loan Parties) which may be treated as Secured Obligations in accordance with Section ~~7.2~~7.2 shall not exceed in the aggregate at any time outstanding the greater of (i) $70,000,000 or (ii) twenty percent (20%) of Consolidated EBITDA; and provided, further, that, the “Secured Obligations” shall exclude any Excluded Swap Obligations.

“Secured Parties” means the Administrative Agent, each Lender and any other holder of Secured Obligations.

“Security Agreement” means the Security Agreement, dated as of August 3, 2017, made by the Original Borrower in favor of the Administrative Agent for the benefit of the Secured Parties, as may be amended, amended and restated, supplemented, reaffirmed, or otherwise modified from time to time.

“Security Documents” means the Security Agreement, the First Reaffirmation of Security Agreement, the Second Reaffirmation of Security Agreement, the Third Reaffirmation of Security Agreement, the Fourth Reaffirmation of Security Agreement, the Fifth Reaffirmation of Security Agreement, the Sixth Reaffirmation of Security Agreement, the Seventh Reaffirmation of Security Agreement, the Globant IT Security Agreement, the First Reaffirmation of Globant IT Security Agreement, the Second Reaffirmation of Globant IT Security Agreement, the Third Reaffirmation of Globant IT Security Agreement, the Fourth Reaffirmation of Globant IT Security Agreement, the Fifth Reaffirmation of Globant IT Security Agreement, the Luxembourg Security Agreements and all other security documents hereafter delivered to the Administrative Agent granting a Lien on any property of any Person to secure the Secured Obligations.

“Seventh Reaffirmation of Security Agreement” means the reaffirmation, dated as of the Amendment No. 2 Effective Date, of the Security Agreement by the Original Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Seventh Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of the Amendment No. 2 Effective Date, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“Sixth Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as of June 18, 2025, of the Luxembourg Guaranty Agreement by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties.

“Sixth Reaffirmation of Security Agreement” means the reaffirmation, dated as of June 18, 2025, of the Security Agreement by the Original Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Sixth Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of June 18, 2025, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Borrowing” means, as to any Borrowing, the SOFR Loans comprising such Borrowing.

“SOFR Loan” means a Loan that bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (c) of the definition of “Alternate Base Rate”.

“Spanish Guaranty Agreement” means the guaranty, dated as of August 3, 2017, by the Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties, as may be amended, amended and restated, supplemented, reaffirmed, or otherwise modified from time to time.

“Subsidiary” means, with respect to any Person, any other Person the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with IFRS as well as any other Person (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, by such Person, or (b) that is, as of such date, otherwise Controlled by such Person. Unless the context otherwise specifically requires, the term “Subsidiary” shall refer to a Subsidiary of the Original Borrower.

“Supported ~~QFC~~Letter of Credit” has the meaning specified in ~~Section 9.17~~Section 2.5(m).

“~~Sustainability Structuring Agent” means a sustainability structuring agent selected by the Borrower~~Supported QFC” has the meaning specified in Section 9.17.

“Swap Obligations” means with respect to any Guarantor any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“Swingline Exposure” means, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the total Swingline Exposure at such time.

“Swingline Lender” means HSBC, in its capacity as lender of Swingline Loans hereunder, or such other Lender as the Borrower Representative may, on behalf of the Borrowers, from time to time select, with the consent of the Administrative Agent, as the Swingline Lender hereunder pursuant to ~~Section 2.4~~Section 2.4; provided that, such Lender has agreed to be a Swingline Lender.

“Swingline Loan” means a Loan made pursuant to ~~Section 2.4~~Section 2.4.

“Swingline Sublimit” means an amount equal to the lesser of (a) $~~5,000,000~~10,000,000, and (b) the aggregate Revolving Commitments. The Swingline Sublimit is part of, and not in addition to, the Revolving Facility.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Facility” has the meaning specified in the definition of “Facility” in this Section.

“Term Lender” means, as of any date of determination, Lenders having a Term Loan Commitment or a Term Loan.

“Term Loan” has the meaning specified in Section ~~2.1~~2.1.

“Term Loan Commitment” means (a) as to any Term Lender, the aggregate commitment of such Lender to make a Term Loan as set forth on Schedule ~~2.1~~2.1 or in the Assignment and Assumption executed by such Lender pursuant to which such Lender shall have assumed its Term Loan Commitment, as applicable, and (b) as to all Lenders, the aggregate commitment of all Lenders to make Term Loans, which aggregate commitment is $~~375,000,000 on the date of this Agreement~~300,000,000 on the Amendment No. 2 Effective Date.

“Term Loan Maturity Date” means ~~May 30, 2028~~ October 29, 2031 or any earlier date on which repayment of the Obligations in respect of the Term Loans is accelerated pursuant to the terms hereof.

“Term SOFR” means,

(a)            ~~(a)~~           for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

(b)           ~~(b)~~           for any calculation with respect to an ABR Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “ABR Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any ABR Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such ABR Term SOFR Determination Day.

~~“Term SOFR Adjustment” means, for any calculation with respect to a SOFR Loan that is a Revolving Loan or the SOFR prong of an ABR Loan that is a Revolving Loan, a percentage per annum as set forth below for the applicable Type of such Revolving Loan and (if applicable) Interest Period therefor:~~

~~Interest Period~~	~~Percentage~~
~~One month~~	~~0.10%~~
~~Three months~~	~~0.10%~~
~~Six months~~	~~0.10%~~

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Third Reaffirmation of Globant IT Guaranty” means the reaffirmation, dated of even date herewith, of the Globant IT Guaranty Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Third Reaffirmation of Globant IT Security Agreement” means the reaffirmation, dated of even date herewith, of the Globant IT Security Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Third Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as October 1, 2021, of the Luxembourg Guaranty Agreement by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties.

“Third Reaffirmation of Security Agreement” means the reaffirmation, dated as of October 1, 2021, of the Security Agreement by the Original Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Third Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of October 1, 2021, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“Total Credit Exposure” means, as to any Lender at any time, the outstanding unused Commitments, the Revolving Credit Exposure and the outstanding Term Loans of such Lender at such time.

“Trade Date” has the meaning specified in ~~Section 9.4(b)(i)(B)~~Section 9.4(b)(i)(B).

“Transaction Costs” means, with respect to the Transactions or any Acquisition, the reasonable and documented fees, charges and other amounts related to the Transactions (including, in each case, any reasonable and documented underwriting, commitment, arrangement, structuring or similar fees), reasonable and documented merger and acquisition fees (including any investment and banking or brokerage fees, reasonable and documented legal fees and expenses, consulting and valuation fees, due diligence fees or any other fees and expenses in connection therewith).

“Transactions” means (a) the repayment of all Loans outstanding under the Existing Credit Agreement, together with all interest and other amounts due and payable with respect thereto, (b) the execution, delivery and performance by the Loan Parties of the Loan Documents, (c) the borrowing of Loans, (d) the use of the proceeds thereof and (e) the issuance of Letters of Credit.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to SOFR or the Alternate Base Rate.

“UK Bribery Act” has the meaning specified in ~~Section 3.23~~Section 3.23.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person subject to IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“United States” and “U.S.” mean the United States of America.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the IRC.

“U.S. Special Resolution Regimes” has the meaning specified in ~~Section 9.17~~Section 9.17.

“U.S. Tax Compliance Certificate” has the meaning specified in Section 2.17(g)(ii)(B)(3).

“Wholly Owned Subsidiary” means, as to any Person, any other Person all of the Equity Interests of which (other than directors’ qualifying shares required by law) are owned by such Person directly and/or through other Wholly Owned Subsidiaries.

“Withholding Agent” means any Loan Party and the Administrative Agent.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Section 1.2             ~~Section 1.2~~ Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “SOFR Loan”) or by Class and Type (e.g., a “SOFR Revolving Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Revolving Borrowing”) or by Type (e.g., a “SOFR Borrowing”) or by Class and Type (e.g., a “SOFR Revolving Borrowing”).

Section 1.3             ~~Section 1.3~~ Terms Generally; Rules of Construction. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, ~~and~~ (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, and (g) the word “renewal” and variations thereof as used herein with respect to a Letter of Credit means to extend the term of such Letter of Credit or to reinstate an amount drawn under such Letter of Credit or both.

Section 1.4             ~~Section 1.4~~ Accounting Terms and Determinations; IFRS. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time; provided that, if the Borrower Representative notifies the Administrative Agent that the ~~Borrower requests~~Borrowers request an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in IFRS or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower Representative that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in IFRS or in the application thereof, then such provision shall be interpreted on the basis of IFRS as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

Section 1.5             ~~Section 1.5~~ Rounding. Any financial ratios required to be maintained by the ~~Borrower~~Borrowers pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number.

Section 1.6             ~~Section 1.6~~ Time of Day. Unless otherwise specified, all references herein to time of day shall be references to Eastern time (daylight or standard, as applicable).

Section 1.7             ~~Section 1.7~~ Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

Section 1.8             ~~Section 1.8~~ Amendment and Restatement; No Novation. This Agreement constitutes an amendment and restatement of the Existing Credit Agreement. All indebtedness and other obligations under the Existing Credit Agreement are hereby renewed and continued and hereafter will be governed by this Agreement. The execution and delivery of this Agreement is not intended to constitute a novation of any indebtedness or other obligations owing to the Lenders under the Existing Credit Agreement. As of the date hereof, the credit facility described in the Existing Credit Agreement shall be amended, supplemented, modified, and restated in its entirety by the credit facility described herein, and all loans and other obligations of the ~~Borrower~~Borrowers outstanding as of such date under the Existing Credit Agreement shall be deemed to be loans and obligations outstanding under this Agreement without any further action by any Person, except that the Administrative Agent, the Lenders and the lenders under the Existing Credit Agreement that are not Lenders under this Agreement (if any) shall make such transfer and advances of funds, repayments of loan and obligations under the Existing Credit Agreement, and other adjustments as are necessary in the opinion of the Administrative Agent so that the outstanding balance of all Loans and Obligations hereunder on the Effective Date, including any Loans funded on the Effective Date under this Agreement, reflect the Commitments of each Lender hereunder on the Effective Date. Notwithstanding anything to the contrary in the Existing Credit Agreement or in this Agreement, no other documents or instruments, including any Assignment and Assumption, shall be, or shall be required to be, executed in connection with any such assignments (all of which requirements are hereby waived), and such assignments shall be deemed to be made with all applicable representations, warranties and covenants as if evidenced by an Assignment and Assumption. On the Effective Date, the applicable Lenders shall make full cash settlement with one another either directly or through the Administrative Agent, as the Administrative Agent may direct or approve, with respect to any assignments, reallocations and other changes in Commitments and the portion of the outstanding Loans allocable to each Lender, such that after giving effect to such settlements, the Commitments of each Lender shall be as set forth on Schedule ~~2.1~~2.1. The ~~Borrower~~Borrowers shall not be required to repay any loans or obligations under the Existing Credit Agreement in connection with the execution and delivery of this Agreement.

Section 1.9             ~~Section 1.9~~ Rates. The interest rate on a Loan denominated in Dollars may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section ~~2.23~~2.23 provides a mechanism for determining an alternative rate of interest. The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to ABR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, ABR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of ABR, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the ~~Borrower~~Borrowers. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain ABR, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR or any other Benchmark including any component thereof, or rates referenced in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the ~~Borrower~~Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Section 1.10           Luxembourg Terms. Without prejudice to the generality of any provision of this Agreement, in this Agreement and any Loan Document, where it relates to an entity incorporated or established under the laws of Luxembourg or a Luxembourg law governed document, a reference to:

(a)            a “winding-up”, “administration”, “reorganization”, “insolvency”, “liquidation”, “dissolution”, “commencement of negotiations by reason of anticipated financial difficulties” or the like includes, without limitation, bankruptcy (faillite), voluntary or judicial liquidation (liquidation volontaire or liquidation judiciaire), administrative dissolution without liquidation (dissolution administrative sans liquidation), general settlement with creditors (including without limitation mutual agreement (accord amiable) pursuant to the Luxembourg Business Preservation Law), request for or commencement of a judicial reorganization (réorganisation judiciaire) pursuant to the Luxembourg Business Preservation Law, reprieve from payment (sursis de paiement), any conservatory measures pursuant to the Luxembourg Business Preservation Law, or any analogous proceeding under similar laws affecting the rights of creditors generally;

(b)            a “receiver”, “administrative receiver”, “administrator”, “liquidator”, “trustee”, “custodian”, “compulsory manager”, “conservator” or similar officer includes, without limitation:

(i)            a juge commissaire or insolvency receiver (curateur) appointed under the Luxembourg Commercial Code;

(ii)           liquidateur, appointed under Articles 1100-1 to 1100-15 (inclusive) of the Luxembourg Companies Law;

(iii)          juge-commissaire or liquidateur appointed under Article 1200-1 of the Luxembourg Companies Law; and

(iv)          juge délégué, mandataire de justice, an administrateur provisoire, or a conciliateur d'entreprise appointed by the court pursuant to the Luxembourg Business Preservation Law;

(c)            a “matured obligation” includes, without limitation, any créance certaine, liquide et exigible;

(d)            a “lien”, a “security” or “security interest” includes any hypothèque, nantissement, gage, transfert de propriété à titre de garantie, mise en pension, privilège, droit de rétention, and any type of security in rem (sûreté réelle) or agreement or arrangement having a similar effect and any transfer of title by way of security;

(e)            “attachments” or similar creditors process means an executory attachment (saisie exécutoire) or a conservatory attachment (saisie conservatoire);

(f)             a “person being unable to pay its debts” includes that person being in a state of cessation of payments (cessation de paiements) or which has lost its creditworthiness (ébranlement de crédit);

(g)            a “guaranty” includes any garantie which is independent from the debt to which it related and excludes any suretyship (cautionnement) within the meaning of articles 2011 et seq. of the Luxembourg Civil Code;

(h)            “gross negligence” means faute lourde and “willful misconduct” means dol or faute dolosive;

(i)             a “setoff” includes, for purposes of Luxembourg law, legal setoff;

(j)             “bylaws” or “constituent documents” includes up-to-date (consolidated) articles of association (statuts (coordonnés)) or limited partnership agreement (contrat social); and

(k)            a “subsidiary” includes any filiale within the meaning of Article 1711-11 of the Luxembourg Companies Law.

Article II~~ARTICLE II~~

The Credits

Section 2.1             ~~Section 2.1~~ Commitments. Subject to the terms and conditions set forth herein, (a) each Revolving Lender (severally and not jointly) agrees to make Revolving Loans to the ~~Borrower~~Borrowers in Dollars under the Revolving Commitment (each, a “Revolving Loan”) from time to time during the Availability Period in an aggregate principal amount that will not result in (i) such Lender’s Revolving Credit Exposure exceeding such Lender’s Revolving Commitment then in effect, or (ii) the sum of the total Revolving Credit Exposure exceeding the aggregate Revolving Commitments and (b) each Term Lender (severally and not jointly) agrees to make Term Loans available to the ~~Borrower~~Borrowers in Dollars under the Term Loan Commitment (each, a “Term Loan”) on the Amendment No. ~~1~~2 Effective Date in an amount equal to such Lender’s Term Loan Commitment. Within the foregoing limits and subject to the terms and conditions set forth herein, the ~~Borrower~~Borrowers may borrow, prepay and reborrow Revolving Loans. Amounts repaid or prepaid in respect of Term Loans may not be reborrowed. Notwithstanding the foregoing, or anything else in this Agreement to the contrary, the Parent’s ability to make a Borrowing with respect to a Revolving Loan hereunder shall at all times be subject to (i) the aggregate amount of outstanding Borrowings with respect to Revolving Loans made to Parent not exceeding the Revolving Commitment Sublimit and (ii) satisfaction of the requirement to maintain minimum Liquidity of $50,000,000 at any time during which the Parent has Borrowings outstanding.

Section 2.2             ~~Section 2.2~~ Loans and Borrowings.

(a)            Each Loan (other than a Swingline Loan) shall be made as part of a Borrowing consisting of Loans of the same Class and Type made by the applicable Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that, the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required. Any Swingline Loan shall be made in accordance with the procedures set forth in ~~Section 2.4~~Section 2.4.

(b)            Subject to Section 2.13, each Borrowing shall be comprised entirely of Base Rate Loans or SOFR Loans as the Borrower Representative may request on behalf of the applicable Borrower in accordance with this Agreement; provided that, all Borrowings made on the Effective Date must be made as Base Rate Borrowings (unless the Borrower Representative executes a funding indemnity letter on behalf of the applicable Borrower in form and substance reasonably satisfactory to the Administrative Agent) but may be converted into SOFR Borrowings in accordance with Section 2.7. Each Swingline Loan shall be a Base Rate Loan. Each Lender at its option may make any SOFR Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that, any exercise of such option shall not affect the obligation of the applicable Borrower to repay such Loan in accordance with the terms of this Agreement.

(c)            At the commencement of each Interest Period for any SOFR Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. At the time that each Base Rate Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $500,000 and not less than $1,000,000; provided that, a Base Rate Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total Revolving Commitments then in effect or is required to finance the reimbursement of an LC Disbursement as contemplated by ~~Section 2.5(e)~~Section 2.5(e). Each Swingline Loan shall be in an amount that is an integral multiple of $100,000 and not less than $1,000,000. Borrowings of more than one Type and Class may be outstanding at the same time; provided that, there shall not at any time be more than a total of seven SOFR Borrowings under the Facilities outstanding.

(d)            Notwithstanding any other provision of this Agreement, the Borrower Representative shall not be entitled, on behalf of any Borrower, to request~~,~~  or ~~to~~ elect to convert or continue any Borrowing of any Class if the Interest Period requested with respect thereto would end after the Revolving Maturity Date (in the case of Revolving Loans) or the Term Loan Maturity Date (in the case of Term Loans).

Section 2.3             ~~Section 2.3~~ Requests for Borrowings. To request a Borrowing (other than a Swingline Borrowing, which may be requested under Section 2.4(a)), the Borrower Representative shall notify, on behalf of the applicable Borrower, the Administrative Agent of such request by submitting a Borrowing Request signed by the Borrower Representative by (a) in the case of a SOFR Borrowing, not later than 1:00 p.m. three Business Days before the date of the proposed Borrowing or (b) in the case of a Base Rate Borrowing, not later than 1:00 p.m. one Business Day before the date of the proposed Borrowing; provided that, any such notice of a Base Rate Revolving Borrowing to finance the reimbursement of an LC Disbursement as contemplated by Section 2.5(e) may be given not later than 10:00 a.m. on the date of the proposed Borrowing. Each such Borrowing Request shall be irrevocable and shall be submitted by hand delivery, telecopy or electronic communication to the Administrative Agent. Each such Borrowing Request shall specify the following information in compliance with Section 2.2:

(i)            the aggregate principal amount of the requested Borrowing;

(ii)           the identity of the Borrower requesting such Borrowing;

(iii)          ~~(ii)~~ the date of such Borrowing, which shall be a Business Day;

(iv)          ~~(iii)~~ whether such Borrowing is to be a Base Rate Borrowing or a SOFR Borrowing;

(v)           ~~(iv)~~ the Class of such Borrowing;

(vi)          ~~(v)~~ in the case of a SOFR Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

(vii)         ~~(vi)~~ the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of Section 2.6.

If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be a Base Rate Borrowing. If no Interest Period is specified with respect to any requested SOFR Borrowing, then the Borrower Representative shall be deemed, on behalf of the applicable Borrower, to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender in the applicable Facility of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

Section 2.4             ~~Section 2.4~~ Swingline Loans.

(a)            Subject to the terms and conditions set forth herein, the Swingline Lender, in reliance on the agreements of the Revolving Lenders set forth in this Section, agrees to make Swingline Loans under the Revolving Commitments to the ~~Borrower~~Borrowers in Dollars from time to time on any Business Day during the Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding the Swingline Sublimit, (ii) the total Revolving Credit Exposure exceeding the total Revolving Commitments then in effect, or (iii) Revolving Credit Exposure of any Revolving Lender exceeding such Lender’s Revolving Commitment; provided that, the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, the ~~Borrower~~Borrowers may borrow, prepay and reborrow Swingline Loans. Each Swingline Loan shall be in an amount that is not less than $1,000,000. Swingline Loans shall be Base Rate Loans. Immediately upon the making of a Swingline Loan by the Swingline Lender, each Revolving Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swingline Lender a participation in such Swingline Loan in an amount equal to such Revolving Lender’s Applicable Percentage of the amount of such Swingline Loan.

(b)            To request a Swingline Loan, the Borrower Representative shall notify, on behalf of the applicable Borrower, the Administrative Agent of such request by submitting a Borrowing Request signed by the Borrower Representative (by hand delivery, telecopy or, if arrangements for doing so have been approved by the Administrative Agent, electronic communication), not later than 12:00 noon on the day of a proposed Swingline Loan. Each such notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and amount of the requested Swingline Loan. The Administrative Agent will promptly advise the Swingline Lender of any such notice received from the Borrower Representative. The Swingline Lender shall make each Swingline Loan available to the applicable Borrower by means of a credit to a deposit account of ~~the~~such Borrower with the Swingline Lender (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.5(e), by remittance to the applicable Issuing Bank) by 3:00 p.m. on the requested date of such Swingline Loan.

(c)            ~~(i)~~            (i) The Swingline Lender may, at any time and from time to time in its sole and absolute discretion, request, on behalf of the applicable Borrower (which hereby irrevocably authorizes the Swingline Lender to so request on its behalf), on one Business Day’s notice given by the Swingline Lender not later than 12:00 noon, that each Revolving Lender make, and each Revolving Lender hereby agrees to make, a Base Rate Loan in an amount equal to such Revolving Lender’s Applicable Percentage of the amount of Swingline Loans then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Borrowing Request for purposes hereof) and in accordance with the requirements of Sections 2.2 and 2.3, without regard to the minimums and multiples specified therein, but subject to the aggregate unused Revolving Commitments and the conditions set forth in Section 4.2. The Swingline Lender shall furnish the ~~Borrower~~Borrowers with a copy of such Borrowing Request promptly after delivering such notice to the Administrative Agent. Each Revolving Lender shall make an amount equal to its Applicable Percentage of the amount specified in such Borrowing Request available to the Administrative Agent in immediately available funds (and the Administrative Agent may apply Cash Collateral available with respect to the applicable Swingline Loan) for the account of the Swingline Lender at the Administrative Agent’s office not later than 10:00 a.m. one Business Day after the date of such Borrowing Request, whereupon, subject to clause (c)~~(ii)~~(ii) of this Section, each Revolving Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the ~~Borrower~~Borrowers in such amount.

(ii)            If for any reason any Swingline Loan cannot be refinanced by a Revolving Borrowing in accordance with clause ~~(c)(i)~~ (c)(i) of this Section, the request for Base Rate Loans submitted by the Swingline Lender as set forth herein shall be deemed to be a request by the Swingline Lender (or, if the Swingline Lender has not submitted a request for Base Rate Loans, the Swingline Lender may request by notice to the Administrative Agent) that each of the Revolving Lenders fund its participation in the relevant Swingline Loan and each Revolving Lender’s payment to the Administrative Agent for the account of the Swingline Lender pursuant to clause (c)~~(i)~~(i) shall be deemed payment in respect of such participation. The Administrative Agent shall notify the ~~Borrower~~Borrowers of any participations in any Swingline Loan funded pursuant to this clause (c), and thereafter payments in respect of such Swingline Loan (to the extent of such funded participations) shall be made to the Administrative Agent and not to the Swingline Lender.

(iii)          Each Revolving Lender agrees that its obligation to acquire participations in Swingline Loans and make Revolving Loans pursuant to this Section 2.4 is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, counterclaim, recoupment, defense, deduction, abatement, withholding or reduction whatsoever; provided that, each Revolving Lender’s obligation to make Revolving Loans pursuant to this Section is subject to the conditions set forth in Section 4.2.

(iv)          Each Revolving Lender shall comply with its obligations under this Section 2.4(c) by wire transfer of immediately available funds, in the same manner as provided in Section 2.6 with respect to Loans made by such Revolving Lender (and Section 2.6 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Revolving Lenders. Any amounts received by the Swingline Lender from the ~~Borrower~~Borrowers (or other party on behalf of the ~~Borrower~~Borrowers) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Revolving Lender’s participation was outstanding and funded and, in the case of principal and interest payments, to reflect such Revolving Lender’s pro rata portion of such payment if such payment is not sufficient to pay the principal of and interest on all Swingline Loans then due) shall be promptly remitted, in like funds received, to the Administrative Agent; any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent, in such funds, to the Revolving Lenders that shall have made their payments pursuant to this Section 2.4(c) and to the Swingline Lender, as their interests may appear; provided that, any such payment so remitted shall be repaid to the Swingline Lender or to the Administrative Agent, as applicable, if and to the extent such payment is required to be refunded to the ~~Borrower~~Borrowers for any reason. The purchase of participations in a Swingline Loan pursuant to this Section 2.4 shall not relieve the ~~Borrower~~Borrowers of any default in the payment thereof.

(v)           Any Swingline Lender may resign at any time by giving 30 days’ prior notice of its resignation to the Administrative Agent, the Lenders and the ~~Borrower~~Borrowers. Upon receipt of any such notice of resignation, a successor Swingline Lender (which shall be a Lender) may be appointed by the Required Lenders or the ~~Borrower~~Borrowers, in each case, with the consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed). If no such successor shall have been so appointed by the Required Lenders or the ~~Borrower~~Borrowers and shall have accepted such appointment within 30 days after the retiring Swingline Lender gives notice of its resignation (or such earlier day as shall be agreed by the ~~Borrower~~Borrowers), such resignation shall become effective on such thirtieth day, whether or not a successor has been appointed. After the resignation of a Swingline Lender hereunder, the retiring Swingline Lender shall remain a party hereto and shall continue to have all the rights and obligations of a Swingline Lender under this Agreement and the other Loan Documents with respect to Swingline Loans made by it prior to such resignation but shall not be required to make any additional Swingline Loans.

Section 2.5             ~~Section 2.5~~ Letters of Credit.

(a)            General. Subject to the terms and conditions set forth herein, each Issuing Bank agrees, in reliance upon the agreements of the Revolving Lenders set forth in this Section, (i) from time to time on any Business Day during the Availability Period, to issue Letters of Credit, in forms reasonably acceptable to the Administrative Agent and such Issuing Bank, for the account of the ~~Borrower~~applicable Borrower (including, subject to Section 2.5(l) below, Letters of Credit issued for the account of a Borrower in support of obligations of a Subsidiary), and to amend or extend Letters of Credit previously issued by it, in accordance with Section 2.5(b), and (ii) to honor drawings under the Letters of Credit; provided that, no Issuing Bank shall be obligated to issue any Letter of Credit or to amend or extend any Letter of Credit if, after giving effect thereto, (x) the total Revolving Credit Exposure would exceed the total Revolving Commitments then in effect or (y) the LC Exposure would exceed the LC Sublimit. Letters of Credit shall constitute utilization of the Revolving Commitments. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any LC Application or other agreement submitted by the Borrower Representative, on behalf of the applicable Borrower, to, or entered into by the applicable Borrower with, any Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control. Notwithstanding anything herein to the contrary, no Issuing Bank shall have any obligation hereunder to issue, and shall not issue, any Letter of Credit the proceeds of which would be made available to any Person (i) to fund any activity or business of or with any Person that is the subject of Sanctions, or in any country or territory that is the subject of Sanctions, or (ii) in any manner that would result in a violation of any Sanctions by any party to this Agreement. It is hereby acknowledged and agreed that each of the letters of credit described on Schedule ~~2.5~~2.5 (each, an “Existing Letter of Credit”) shall constitute a “Letter of Credit” for all purposes of this Agreement and shall be deemed issued under this Agreement on the Effective Date.

(b)            Notice of Issuance~~.~~, Amendment, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment or extension of an outstanding Letter of Credit), the Borrower Representative shall deliver, on behalf of the applicable Borrower, by hand or telecopy (or if arrangements for doing so have been approved by the Administrative Agent and by the applicable Issuing Bank, electronic communication) to such Issuing Bank and the Administrative Agent (~~reasonably in advance of~~not later than 12:00 noon at least three Business Days (or such shorter period as the applicable Issuing Bank and the Administrative Agent may agree) prior to the requested date of issuance, amendment or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended or extended, and specifying the date of issuance, amendment or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with clause ~~(c)~~2.5(c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof, the Borrower for whose account such Letter of Credit is to be issued, the name of any Subsidiary whose obligations such Letter of Credit is to support, whether such Letter of Credit is to be an Auto-Extension Letter of Credit and such other information as shall be necessary to prepare, amend or extend such Letter of Credit. The Administrative Agent shall notify each Revolving Lender of each such notice on the Business Day on which the Administrative Agent receives such notice (or, if such notice is received after 12:00 noon, on the next succeeding Business Day). The form of any requested Letter of Credit or any requested amendment or extension of a Letter of Credit shall be reasonably acceptable to the applicable Issuing Bank. No Issuing Bank shall be obligated to issue any Letter of Credit (i) in violation of any Applicable Law or policy of such Issuing Bank or any Revolving Lender, (ii) if any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing such Letter of Credit, (iii) except as otherwise agreed by the Administrative Agent and such Issuing Bank, if such Letter of Credit is in an initial stated amount less than $25,000, or (iv) if such Letter of Credit contains any provision for automatic reinstatement of the stated amount after any drawing thereunder. If requested by the applicable Issuing Bank, the Borrower Representative also shall submit, on behalf of the applicable Borrower, an LC Application in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended or extended only if (and upon issuance, amendment or extension of each Letter of Credit the applicable Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment or extension (i) the LC Exposure shall not exceed the LC Sublimit, (ii) the total Revolving Credit Exposure shall not exceed the total Revolving Commitments then in effect, and (iii) the other conditions thereto set forth in this Agreement are met. No Issuing Bank shall be under any obligation to amend or extend any Letter of Credit if (i) such Issuing Bank would have no obligation at such time to issue the Letter of Credit in its amended form under the terms hereof, or (ii) the beneficiary of such Letter of Credit does not accept the proposed amendment thereto.

(c)            Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any extension thereof, one year after such extension), and (ii) the date that is 30 days prior to the Revolving Maturity Date (the “LC Expiration Date”); provided that, ~~any~~a Letter of Credit may~~, with the consent of the applicable Issuing Bank, be automatically extendable for successive one-year periods (which shall in no event extend beyond the date referred to in the foregoing clause (ii)).~~ have an expiration date later than the LC Expiration Date (but in no event later than the date that is one year after the Revolving Maturity Date) if (A) the applicable Issuing Bank has consented thereto in writing in its sole discretion and (B) not later than the LC Expiration Date (or, if later, the date of issuance or extension of such Letter of Credit), such Letter of Credit has become a Supported Letter of Credit in accordance with Section 2.5(m). If the Borrower Representative so requests in the applicable request for issuance, the applicable Issuing Bank may, in its sole discretion, agree to issue a Letter of Credit that provides for automatic extension for successive periods of not more than one year each (each, an “Auto-Extension Letter of Credit”); provided that, (1) each Auto-Extension Letter of Credit shall by its terms permit the applicable Issuing Bank to prevent any such extension by giving written notice of non-extension directly to the beneficiary thereof, delivered by the means and to the address specified in such Letter of Credit, not later than a day (the “Non-Extension Notice Date”) in each such extension period to be agreed upon at the time such Letter of Credit is issued, which day shall be not less than 30 days prior to the then-current expiration date of such Letter of Credit (or such shorter period as the applicable Issuing Bank may agree in its sole discretion); (2) no Auto-Extension Letter of Credit shall by its terms permit, and no Issuing Bank shall permit, any extension thereof beyond the latest expiration date permitted by this Section 2.5(c); (3) unless otherwise directed by the applicable Issuing Bank, the Borrowers shall not be required to make a specific request for any such extension, and, once an Auto-Extension Letter of Credit has been issued, the Revolving Lenders shall be deemed to have authorized (but may not require) the applicable Issuing Bank to permit the extension of such Letter of Credit at any time to an expiration date permitted by this Section 2.5(c); (4) no Issuing Bank shall be obligated to permit any such extension if it has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its extended form under the terms hereof (including by reason of Section 2.5(a), Section 2.5(b), Section 2.21(c) or Section 4.2), and no Issuing Bank shall permit any such extension if it has received notice (which may be in writing or by telephone promptly confirmed in writing) on or before the day that is five Business Days before the applicable Non-Extension Notice Date from the Administrative Agent or the Required Revolving Lenders stating that one or more of the applicable conditions specified in Section 4.2 is not then satisfied and directing such Issuing Bank not to permit such extension, and in either such case such Issuing Bank may (and, in the case of any such notice, shall) deliver a notice of non-extension to the beneficiary on or before the applicable Non-Extension Notice Date; and (5) the applicable Issuing Bank shall use commercially reasonable efforts to provide a copy of any notice of non-extension to the Borrower Representative and the Administrative Agent promptly after delivery thereof to the beneficiary, but the failure to do so shall not impair the effectiveness of such notice or give rise to any liability of such Issuing Bank. Nothing in this Section 2.5(c) shall obligate any Issuing Bank to issue any Auto-Extension Letter of Credit or to refrain from delivering a notice of non-extension.

(d)            Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of any Issuing Bank or the Revolving Lenders, each applicable Issuing Bank hereby grants to each Revolving Lender, and each Revolving Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Revolving Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. Each Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the applicable Issuing Bank, such Revolving Lender’s Applicable Percentage of each LC Disbursement made by such Issuing Bank and not reimbursed by the ~~Borrower~~Borrowers on the date due as provided in clause (e) of this Section, or of any reimbursement payment required to be refunded to the ~~Borrower~~Borrowers for any reason. Each Revolving Lender agrees that its obligation to acquire participations pursuant to this Section 2.5(d) in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e)            Reimbursement. If any Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the ~~Borrower~~Borrowers shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 12:00 noon on the date that such LC Disbursement is made, if the ~~Borrower~~Borrowers shall have received notice of such LC Disbursement prior to 10:00 a.m. on such date, or, if such notice has not been received by the ~~Borrower~~Borrowers prior to such time on such date, then not later than 12:00 noon on ~~(i) the Business Day that the Borrower receives such notice, if such notice is received prior to 10:00 a.m. on the day of receipt, or (ii)~~ the Business Day immediately following the ~~day that the Borrower receives such notice, if such notice is not received prior to such time on the day of receipt~~date that such LC Disbursement is made; provided that, the ~~Borrower~~Borrowers may, subject to the conditions to borrowing set forth herein, request in accordance with ~~Section~~Sections 2.3 or 2.4 that such payment be financed with a Base Rate Revolving Borrowing or Swingline Loan in an equivalent amount and, to the extent so financed, the ~~Borrower’s~~Borrowers’ obligation to make such payment shall be discharged and replaced by the resulting Base Rate Revolving Borrowing or Swingline Loan. If the ~~Borrower fails~~Borrowers fail to make such payment when due, the Administrative Agent shall notify each Revolving Lender of the applicable LC Disbursement, the payment then due from the ~~Borrower~~Borrowers in respect thereof and such Revolving Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Revolving Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the ~~Borrower~~Borrowers, in the same manner as provided in Section 2.6 with respect to Loans made by such Revolving Lender (and Section 2.6 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Administrative Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Revolving Lenders. Promptly following receipt by the Administrative Agent of any payment from the ~~Borrower~~Borrowers pursuant to this Section 2.5(e), the Administrative Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to this Section 2.5(e) to reimburse such Issuing Bank, then to such Revolving Lenders and such Issuing Bank as their interests may appear. Any payment made by a Revolving Lender pursuant to this Section 2.5(e) to reimburse any Issuing Bank for any LC Disbursement (other than the funding of Base Rate Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the ~~Borrower of its~~Borrowers of their obligation to reimburse such LC Disbursement.

(f)            Obligations Absolute. The ~~Borrower’s~~Borrowers’ obligation to reimburse LC Disbursements as provided in clause ~~(e)~~2.5(e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by any Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of recoupment or setoff against, the ~~Borrower’s~~Borrowers’ Obligations hereunder. None of the Administrative Agent, the Lenders or any Issuing Bank, or any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any circumstance referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of any Issuing Bank; provided that, the foregoing shall not be construed to excuse any Issuing Bank from liability to the ~~Borrower~~Borrowers to the extent of any direct damages (as opposed to indirect, special, punitive, consequential or exemplary damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by Applicable Law) suffered by the Borrower that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of such Issuing Bank (as determined in a final and non-appealable judgment by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties hereto expressly agree that the applicable Issuing Bank may, in its sole and absolute discretion, either accept documents that appear on their face to be in substantial compliance with the terms of the related Letter of Credit, without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit, and such Issuing Bank shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(g)            Disbursement Procedures. Each Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit issued by it. Such Issuing Bank shall promptly notify the Administrative Agent and the ~~Borrower~~Borrowers in writing (by hand delivery, telecopy or, if arrangements for doing so have been approved by the Administrative Agent, electronic communication) of such demand for payment and whether such Issuing Bank has made or will make an LC Disbursement thereunder; provided that, any failure to give or delay in giving such notice shall not relieve the ~~Borrower of its~~Borrowers of their obligation to reimburse such Issuing Bank and the Revolving Lenders with respect to any such LC Disbursement.

(h)            Interim Interest. If any Issuing Bank shall make any LC Disbursement, then, unless the ~~Borrower~~Borrowers shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the ~~Borrower reimburses~~Borrowers reimburse such LC Disbursement, at the rate per annum then applicable to Base Rate Revolving Loans; provided that, if the ~~Borrower fails~~Borrowers fail to reimburse such LC Disbursement when due pursuant to clause (e) of this Section, then Section 2.12(c) shall apply. Interest accrued pursuant to this clause (h) shall be for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Lender pursuant to clause (e) of this Section to reimburse such Issuing Bank shall be for the account of such Revolving Lender to the extent of such payment.

(i)             Replacement of Issuing Banks; Resignation of Issuing Bank.

(i)            Any Issuing Bank may be replaced at any time by written agreement among the ~~Borrower~~Borrowers, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Revolving Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, the ~~Borrower~~Borrowers shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.11(e). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter, and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(ii)           Any Issuing Bank may resign at any time by giving 30 days’ prior notice of its resignation to the Administrative Agent, the Lenders and the ~~Borrower~~Borrowers. Upon receipt of any such notice of resignation, a successor Issuing Bank (which shall be a Lender) may be appointed by the Required Lenders or the ~~Borrower~~Borrowers, in each case, with the consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed). If no such successor shall have been so appointed by the Required Lenders or the ~~Borrower~~Borrowers and shall have accepted such appointment within 30 days after the retiring Issuing Bank gives notice of its resignation (or such earlier day as shall be agreed by the ~~Borrower~~Borrowers), such resignation shall become effective on such thirtieth day, whether or not a successor has been appointed. After the resignation of an Issuing Bank hereunder, the retiring Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such resignation but shall not be required to issue additional Letters of Credit or to extend or increase any existing Letter of Credit.

(j)             Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the ~~Borrower receives~~Borrowers receive notice from the Administrative Agent or the Required Revolving Lenders (or, if the maturity of the Loans has been accelerated, Revolving Lenders with LC Exposures representing greater than 50% of the aggregate LC Exposure) demanding the deposit of cash collateral pursuant to this clause (j), the ~~Borrower~~Borrowers shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Issuing Banks and the Revolving Lenders, an amount in cash equal to 103% of the LC Exposure as of such date; provided that, upon the occurrence of any Event of Default with respect to the ~~Borrower~~Borrowers described in ~~Section 7.1(h) and Section 7.1(i)~~Section 7.1(h) and Section 7.1(i), the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable without demand or other notice of any kind. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the Obligations. The ~~Borrower~~Borrowers hereby ~~grants~~grant to the Administrative Agent, for the benefit of the Issuing Banks and the Revolving Lenders, and agrees to maintain, a first priority security interest in all such Cash Collateral to secure the Secured Obligations, free and clear of all other Liens. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such cash collateral account and the amounts deposited therein shall not bear interest. Moneys in such cash collateral account shall be applied by the Administrative Agent to reimburse the Issuing Banks for LC Disbursements for which they have not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the ~~Borrower~~Borrowers for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Lenders with LC Exposures representing greater than 50% of the aggregate LC Exposure), shall be applied to satisfy other Obligations. If the ~~Borrower is~~Borrowers are required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the ~~Borrower~~Borrowers within three Business Days after all Events of Default have been cured or waived, except to the extent such amount is then required to be held as Cash Collateral pursuant to Section 2.5(c), Section 2.5(m) or Section 2.8(b).

~~(k) Applicability of ISP98. Unless otherwise expressly agreed by the applicable Issuing Bank and the Borrower when a Letter of Credit is issued, the rules of ISP98 shall apply to each standby Letter of Credit.~~

(k)            Applicable Rules; Governing Law. (i) Unless otherwise expressly agreed by the applicable Issuing Bank and the Borrower Representative when a Letter of Credit is issued, the rules of the ISP98 shall apply to each Letter of Credit, and each Letter of Credit shall expressly so state. Each Existing Letter of Credit shall continue to be subject to the rules of practice specified therein. (ii) Each Letter of Credit shall be governed by, and construed in accordance with, the laws of the State of New York (including Article 5 of the Uniform Commercial Code as in effect in the State of New York), except to the extent such Letter of Credit expressly provides for another governing law acceptable to the applicable Issuing Bank in its sole discretion, and, to the extent permitted by Applicable Law, the rules of practice applicable to such Letter of Credit shall prevail over any non-mandatory provision of such governing law that is inconsistent therewith. Notwithstanding the foregoing, the rights and obligations of the Issuing Banks, the Administrative Agent, the Lenders and the Loan Parties under this Agreement and any LC Application in respect of each Letter of Credit shall be governed by the laws of the State of New York, and in the event of any conflict between the applicable rules of practice and the terms of this Agreement as between such parties, the terms of this Agreement shall control. (iii) Subject to the proviso to the second sentence of Section 2.5(f), no Issuing Bank shall be responsible to any Loan Party for, and no Issuing Bank’s rights and remedies against any Loan Party shall be impaired by, any action or inaction of such Issuing Bank required or permitted under any law, order or practice that is required or permitted to be applied to any Letter of Credit or this Agreement, including the law or any order of a jurisdiction where such Issuing Bank or the beneficiary is located, the practice stated in the ISP98, as applicable, or in the decisions, opinions, practice statements or official commentary of the ICC Banking Commission, the Bankers Association for Finance and Trade – International Financial Services Association (BAFT-IFSA) or the Institute of International Banking Law & Practice, whether or not any Letter of Credit chooses such law or practice. (iv) Without limiting Section 2.5(a) or Section 2.5(b), no Issuing Bank shall be obligated to issue, amend or extend any Letter of Credit, or to examine, accept, honor or pay any presentation, draft or deferred payment undertaking thereunder, and any Issuing Bank may delay any such action, to the extent such Issuing Bank determines in good faith that doing so would violate, or could reasonably be expected to expose it to liability under, Sanctions, Anti-Money Laundering Laws or any other Applicable Law, including by reason of any Person, vessel, port, goods, route or jurisdiction involved in the underlying transaction, and no Issuing Bank shall have any liability to any Loan Party for any such refusal or delay.

(l)             Letters of Credit Supporting Obligations of Subsidiaries. At the request of the Borrower Representative and with the consent of the applicable Issuing Bank (which may be withheld in its sole discretion), a Letter of Credit may be issued for the account of a Borrower in support of obligations of a Subsidiary (and, if the applicable Issuing Bank so agrees, such Subsidiary may be named as the applicant in such Letter of Credit); provided that, (x) such Subsidiary is not, and is not owned or controlled by any Person that is, the subject of Sanctions, and (y) such Subsidiary and the Borrowers shall have provided all documentation and other information reasonably requested by such Issuing Bank in order to comply with its obligations under applicable “know your customer” and Anti-Money Laundering Laws, including the Beneficial Ownership Regulation. Each such Letter of Credit shall be issued for the account of, and for all purposes of this Agreement and the other Loan Documents shall be deemed issued for the account of, the Borrower identified in the applicable request pursuant to Section 2.28 (such Borrower, the “Account Party Borrower” with respect to such Letter of Credit). Notwithstanding that any Letter of Credit issued or outstanding hereunder supports obligations of, or names as applicant, any other Loan Party or any Subsidiary, (i) the Borrowers shall be jointly and severally obligated, as primary obligors and not merely as sureties, to reimburse the applicable Issuing Bank for all LC Disbursements and to pay all other amounts owing in respect of such Letter of Credit as provided in this Agreement, subject, in the case of the Foreign Borrower, only to the limitations set forth in Section 2.31, and each Borrower irrevocably waives any defense that might otherwise be available to it as a guarantor or surety of the obligations of such other Loan Party or Subsidiary; (ii) each Borrower acknowledges that the issuance of such Letters of Credit inures to its benefit and that its business derives substantial benefits from the business of such other Loan Party or Subsidiary; (iii) such other Loan Party or Subsidiary shall have no rights against any Issuing Bank, the Administrative Agent or any Lender under this Agreement, any LC Application or such Letter of Credit (other than, in the case of a Loan Party, any rights expressly afforded to it in its capacity as a Loan Party under the Loan Documents); (iv) the Borrowers shall be responsible for all obligations in respect of such Letter of Credit under this Agreement and any LC Application or other reimbursement agreement; (v) the Borrower Representative, on behalf of the Account Party Borrower, shall have the sole right to give instructions and make agreements with respect to such Letter of Credit (including with respect to any amendment, extension, cancellation or waiver of discrepancies) and the disposition of documents related thereto, and each Issuing Bank may rely conclusively on any such instruction or agreement and shall have no obligation to accept or act upon any instruction from such other Loan Party or Subsidiary; and (vi) the Account Party Borrower shall have all powers and rights in respect of any security arising in connection with such Letter of Credit and the transactions related thereto. The Borrower Representative shall, at the request of the applicable Issuing Bank, cause such other Loan Party or Subsidiary to execute and deliver an agreement, in form and substance reasonably satisfactory to such Issuing Bank, confirming the terms specified in the immediately preceding sentence and acknowledging that it is bound thereby. No Subsidiary shall become a Borrower or a Loan Party, or have any rights under the Loan Documents, by reason of the issuance of any Letter of Credit in support of its obligations. The issuance of any Letter of Credit in support of obligations of a Subsidiary that is not a Loan Party shall constitute an Investment by the Account Party Borrower in such Subsidiary in an amount equal to the stated amount of such Letter of Credit and shall be permitted only to the extent such Investment is permitted under Section 6.6.

(m)            Letters of Credit Outstanding at Maturity or Termination. If any Letter of Credit is outstanding, or any other LC Exposure exists, on the Revolving Maturity Date or on any earlier date on which the Revolving Commitments are terminated in full (whether pursuant to Section 2.8(b) or otherwise, but without limiting Section 2.5(j) or Section 7.1), the Borrowers shall, not later than such date (or such earlier date as may be required by Section 2.5(c) or Section 2.8(b)), (i) reimburse all LC Disbursements then outstanding and (ii) with respect to each Letter of Credit then outstanding, either (A) Cash Collateralize the LC Exposure in respect of such Letter of Credit in an amount equal to 103% thereof, (B) cause to be issued to the applicable Issuing Bank, for its benefit, a standby letter of credit issued by a financial institution, in an amount (not less than 103% of such LC Exposure) and in form and substance, in each case, acceptable to such Issuing Bank in its sole discretion (a “Backstop Letter of Credit”), or (C) make such other arrangements in respect of such Letter of Credit as are acceptable to the applicable Issuing Bank and the Administrative Agent in their sole discretion (each Letter of Credit so supported, a “Supported Letter of Credit”). Cash Collateral provided pursuant to this Section 2.5(m) (or pursuant to Section 2.5(c) or Section 2.8(b)) shall be deposited in the cash collateral account described in Section 2.5(j), shall be subject to the security interest granted pursuant to Section 2.5(j), shall be subject to the exclusive dominion and control of the Administrative Agent, and shall be applied by the Administrative Agent, first, to reimburse the applicable Issuing Bank for LC Disbursements made under the Supported Letters of Credit and, second, to be held for the satisfaction of the reimbursement obligations of the Borrowers in respect of the remaining LC Exposure under the Supported Letters of Credit. If at any time the amount of such Cash Collateral is less than 103% of the LC Exposure in respect of the Supported Letters of Credit that are supported by Cash Collateral, the Borrowers shall, within one Business Day after demand by the Administrative Agent or the applicable Issuing Bank, provide additional Cash Collateral in the amount of such deficiency. So long as no Event of Default has occurred and is continuing, (x) any Cash Collateral provided under this Section 2.5(m) in excess of 103% of the LC Exposure in respect of the Supported Letters of Credit that are supported by Cash Collateral shall be returned to the Borrowers within three Business Days after written request by the Borrower Representative, and (y) any Cash Collateral remaining after all Supported Letters of Credit have expired or been returned undrawn to the applicable Issuing Bank and all LC Disbursements thereunder have been reimbursed in full shall be returned to the Borrowers; if an Event of Default has occurred and is continuing, any such excess or remaining Cash Collateral shall be applied to the other Secured Obligations in accordance with Section 7.2. The obligations of the Borrowers under this Section 2.5 and Section 2.11(c), and the rights of each Issuing Bank hereunder, in respect of each Supported Letter of Credit shall survive the Revolving Maturity Date and any termination of the Revolving Commitments until such Supported Letter of Credit has expired or been returned undrawn to the applicable Issuing Bank and all LC Disbursements thereunder and all fees and other amounts payable in respect thereof have been paid in full. The participations of the Revolving Lenders in each Supported Letter of Credit, and their obligations under Sections 2.5(d) and 2.5(e) in respect thereof, shall continue in full force and effect notwithstanding the occurrence of the Revolving Maturity Date or any termination of the Revolving Commitments unless and to the extent the applicable Issuing Bank, in its sole discretion, releases such participations by written notice to the Administrative Agent; provided that, no Revolving Lender shall be required to fund its participation in any LC Disbursement under a Supported Letter of Credit except to the extent the applicable Issuing Bank has not been reimbursed for such LC Disbursement by the Borrowers, from the applicable Cash Collateral or under the applicable Backstop Letter of Credit.

Section 2.6            ~~Section 2.6~~ Funding of Borrowings.

(a)            Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders in an amount equal to such Lender’s Applicable Percentage; provided that, Swingline Loans shall be made as provided in Section 2.4. The Administrative Agent will make such Loans available to the ~~Borrower~~Borrowers by promptly crediting the amounts so received, in like funds, to an account of the ~~Borrower~~Borrowers maintained with the Administrative Agent in New York, New York and designated by the ~~Borrower~~Borrowers in the applicable Borrowing Request; provided that, Base Rate Revolving Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.5(e) shall be remitted by the Administrative Agent to the applicable Issuing Bank.

(b)            Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with clause (a) of this Section and may, in its sole and absolute discretion in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, or (ii) in the case of the Borrower, the interest rate applicable to Base Rate Loans of the applicable Class. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent. Nothing in this ~~Section 2.6(b)~~Section 2.6(b) shall obligate the Administrative Agent to prefund any amount.

Section 2.7            ~~Section 2.7~~ Interest Elections~~. (a)~~. (a) Each Borrowing initially shall be of the Type and Class specified in the applicable Borrowing Request and, in the case of a SOFR Borrowing, shall have an initial Interest Period as specified in such Borrowing Request or as otherwise specified in Section 2.3. Thereafter, the Borrower Representative may elect, on behalf of the applicable Borrower, to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a SOFR Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower Representative may elect, on behalf of the applicable Borrower, different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. This Section shall not apply to Swingline Borrowings, which may not be converted or continued.

(b)            To make an election pursuant to this Section, the Borrower Representative shall notify, on behalf of the applicable Borrower, the Administrative Agent of such election by submitting an Interest Election Request signed by the Borrower Representative by the time that a Revolving Borrowing Request would be required under Section 2.3 if the applicable Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election (it being understood that such notification procedure also applies when the Borrower Representative elects to continue or convert a Term Borrowing). Each such Interest Election Request shall be irrevocable and shall be submitted by hand delivery or telecopy (or, if arrangements for doing so have been approved by the Administrative Agent, electronic communication) to the Administrative Agent.

(c)            Each written Interest Election Request shall specify the following information in compliance with Section 2.2:

(i)            the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)           the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)          whether the resulting Borrowing is to be a Base Rate Borrowing or a SOFR Borrowing; and

(iv)          if the resulting Borrowing is a SOFR Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period.”

If any such Interest Election Request requests a SOFR Borrowing but does not specify an Interest Period, then the Borrower Representative shall be deemed, on behalf of the applicable Borrower, to have selected an Interest Period of one month’s duration.

(d)            Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e)            If the Borrower Representative fails to deliver a timely Interest Election Request with respect to a SOFR Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to a Base Rate Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a SOFR Borrowing and (ii) unless repaid, each SOFR Borrowing shall be converted to a Base Rate Borrowing at the end of the Interest Period applicable thereto.

Section 2.8             ~~Section 2.8~~ Termination and Reduction of Commitments.

(a)            Unless previously terminated, the Revolving Commitments shall be automatically and permanently reduced to zero on the Revolving Maturity Date. The Term Loan Commitments shall be automatically and permanently reduced to zero on the Amendment No. ~~1~~2 Effective Date.

(b)            The Borrower Representative may, on behalf of the Borrowers, at any time and from time to time, reduce or terminate the Revolving Commitments; provided that, (i) each partial reduction of the Revolving Commitments shall be in a minimum amount of $10,000,000 or in an integral multiple of $1,000,000 in excess thereof, and (ii) the Borrower Representative shall not terminate or reduce the Revolving Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.10, the sum of the Revolving Credit Exposure would exceed the aggregate Revolving Commitments~~.~~; provided, further, that, the Borrower Representative may, on behalf of the Borrowers, terminate the Revolving Commitments in full notwithstanding that one or more Letters of Credit remain outstanding if, on or prior to the effective date of such termination, (A) all Revolving Loans, Swingline Loans and LC Disbursements, together with all accrued interest thereon and all fees and other amounts then due and payable in respect of the Revolving Facility, have been paid in full and (B) each outstanding Letter of Credit has become a Supported Letter of Credit in accordance with Section 2.5(m) (and, for purposes of clause (ii) above, the LC Exposure in respect of each such Supported Letter of Credit shall be disregarded in determining the Revolving Credit Exposure).

(c)            The Borrower Representative shall notify, on behalf of the Borrowers, the Administrative Agent of any election to reduce or terminate the Revolving Commitments under clause (b) of this Section at least three Business Days prior to the effective date of such reduction or termination, specifying such election and the effective date thereof. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrower Representative pursuant to this Section shall be irrevocable; provided that, any such notice of reduction or termination of the Revolving Commitments delivered by the Borrower Representative may state that such notice is conditioned upon the effectiveness of other credit facilities or closing of another transaction, in which case such notice may be revoked by the Borrower Representative (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any reduction or termination of the Revolving Commitments shall be permanent.

(d)            Each termination or reduction in the Revolving Commitments shall be made ratably among the Revolving Lenders in accordance with their respective applicable Revolving Commitments.

Section 2.9             ~~Section 2.9~~ Repayment of Loans; Evidence of Debt.

(a)            The ~~Borrower hereby~~Borrowers hereby jointly and severally unconditionally ~~promises~~promise to pay (i) to the Administrative Agent for the account of each Revolving Lender the then-unpaid principal amount of each Revolving Loan and Additional Revolving Loan on the Revolving Maturity Date, (ii) to the Administrative Agent for the account of each Term Lender the then-unpaid principal amount of each Term Loan on the Term Loan Maturity Date, and (iii) to the Swingline Lender the then-unpaid principal amount of each Swingline Loan on the earlier of the Revolving Maturity Date and the first date after such Swingline Loan is made that is the last day of a calendar month and is at least two Business Days after such Swingline Loan is made; provided that, on each date that a Revolving Borrowing is made, the ~~Borrower~~Borrowers shall repay all Swingline Loans then outstanding.

(b)            The ~~Borrower hereby~~Borrowers hereby jointly and severally unconditionally ~~promises~~promise to pay to the Administrative Agent, for the account of each Term Lender, such Term Lender’s Applicable Percentage of the initial aggregate principal amount of Term Loans extended to the ~~Borrower~~Borrowers in equal quarterly amounts for each year following the Amendment No. 2 Effective Date equal to ~~five percent (5.0%) thereof~~(i) zero percent (0.0%) thereof for the first year following the Amendment No. 2 Effective Date and (ii) ten percent (10.0%) thereof for each year thereafter (which payments shall be made, commencing with the first full fiscal quarter following the ~~Borrowing thereof~~first anniversary of the Amendment No. 2 Effective Date, on the last day of each March, June, September and December of each year), with any then-unpaid principal amount, together with all other amounts owed with respect thereto, payable on the Term Loan Maturity Date.

(c)            Each Lender shall maintain, in accordance with its usual practice, an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(d)            The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder and any promissory note evidencing such Loan, the Class and Type thereof and the Interest Period, if any, applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(e)            The entries made in the accounts maintained pursuant to clause ~~(b)~~(c) or ~~(d)~~(d) of this Section 2.9 shall be prima facie evidence of the existence and amounts of the Obligations recorded therein; provided that, the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Obligations or the Loans in accordance with the terms of this Agreement.

(f)            Any Lender may request that Loans made by it be evidenced by a promissory note (each, a “Note”) substantially in the form of ~~Exhibit A-1~~Exhibit A-1 for the Amended and Restated Revolving Note, ~~Exhibit A-2~~Exhibit A-2 for the Term Note, and ~~Exhibit A-3~~Exhibit A-3 for the Swingline Note. In such event, the Borrower shall prepare, execute and deliver to such Lender Notes payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns). Thereafter, the Loans evidenced by such Notes and interest thereon shall at all times (including after assignment pursuant to Section 9.4) be represented by one or more Notes payable to the order of the payee named therein.

Section 2.10           ~~Section 2.10~~ Prepayment of Loans.

(a)            Voluntary. The ~~Borrower~~Borrowers shall have the right at any time and from time to time to prepay any Loan in whole or in part, subject to prior notice in accordance with this Section. Each voluntary prepayment of the Term Loans shall be applied ratably to the remaining installments of the Term Loans ~~in the inverse order of maturity~~.

(b)            Mandatory.

(i)            The ~~Borrower~~Borrowers shall make a prepayment of the Loans until paid in full upon the occurrence of any of the following at the following times and in the following amounts: Concurrently with the receipt by the Original Borrower or any of its Subsidiaries of any Net Cash Proceeds from any Asset Sale or Recovery Event, in an amount equal to 100% of such Net Cash Proceeds; provided that, (x) so long as no Event of Default shall have occurred and be continuing, and (y) upon written notice from the Borrower Representative to the Administrative Agent, the Original Borrower, directly or through any one or more of its Subsidiaries, shall have the option to invest such Net Cash Proceeds within 180 days of receipt thereof in assets of the type used in the business of the Original Borrower or any of its Subsidiaries; provided further that, if such Net Cash Proceeds are not so reinvested within such 180-day period but are committed to be reinvested pursuant to a binding obligation, the Original Borrower or any of its Subsidiaries ~~(~~, as applicable~~)~~, shall have an additional 90 days to reinvest such Net Cash Proceeds.

(ii)            If at any time (A) the Parent has Borrowings with respect to Revolving Loans outstanding and (B) Liquidity of the Loan Parties is not at least $50,000,000 (such event, a “Minimum Liquidity Shortfall Event”), then the Borrowers shall within three (3) Business Days of the occurrence of the Minimum Liquidity Shortfall Event either (1) restore Liquidity to an amount equal to or greater than $50,000,000 or (2) make prepayments of the Revolving Loans in an amount sufficient to cause Liquidity to be equal to or greater than $50,000,000.

(iii)          ~~(ii)  Mandatory~~Except as provided in clause (ii) above, mandatory prepayments of the Loans shall be applied, first, to prepayment of the Term Loans to the remaining installments of the Term Loans in the inverse order of maturity; second, if all the Term Loans have been paid in full, to prepayment of the Swingline Loans; third, if all Term Loans and Swingline Loans have been paid in full, to repayment of outstanding LC Disbursements; fourth, if all Term Loans, Swingline Loans and outstanding LC Disbursements have been paid in full, to prepayment of the Revolving Loans; and fifth, if all Term Loans, Swingline Loans, outstanding LC Disbursements and Revolving Loans have been paid in full, to Cash Collateralize all LC Exposure, if any, in an amount equal to 103% of such LC Exposure, on terms, pursuant to documentation, and in form and substance reasonably satisfactory to the Administrative Agent and each applicable Issuing Bank.

(c)            Notice Matters. The Borrower Representative shall notify ~~the~~, on behalf of the applicable Borrower, the Administrative Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by submitting a written notice signed by the Borrower Representative (by hand delivery, telecopy or, if arrangements for doing so have been approved by the Administrative Agent, electronic communication) of any prepayment hereunder (i) in the case of prepayment of a SOFR Borrowing, not later than 1:00 p.m. three Business Days before the date of prepayment, (ii) in the case of prepayment of a Base Rate Borrowing, not later than 1:00 p.m. one Business Day before the date of prepayment, or (iii) in the case of prepayment of a Swingline Loan, not later than 12:00 noon on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Revolving Commitments as contemplated by Section 2.8, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.8. Promptly following receipt of any such notice relating to a Term Borrowing or Revolving Borrowing, the Administrative Agent shall advise the Lenders in the applicable Facility of the contents thereof. Each partial prepayment of any Term Borrowing or Revolving Borrowing under Section 2.10(a) shall be in an amount that would be permitted in the case of an advance of a Term Borrowing or Revolving Borrowing of the same Type as provided in Section 2.2. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.12. If a SOFR Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the ~~Borrower~~Borrowers shall also pay any amounts owing pursuant to Section 2.16.

(d)            Overadvance. The ~~Borrower~~Borrowers shall prepay Revolving Loans and Swingline Loans hereunder in such amounts and at such times (including in connection with any optional or scheduled reduction of the total amount of the Revolving Commitments) to assure that the total Revolving Credit Exposure does not exceed the then-current total amount of Revolving Commitments.

Section 2.11           ~~Section 2.11~~ Fees.

(a)            Commitment Fees. The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Lender a commitment fee, which shall accrue at the Commitment Fee Rate per annum of the average daily amount of the unused Revolving Commitment (if any) of such Lender during the period from and including the Effective Date to but excluding the date on which such Revolving Commitment terminates. Accrued commitment fees shall be payable in arrears on the last day of March, June, September and December of each year and on the date on which the Revolving Commitments terminate, commencing on the first such date to occur after the date hereof.

(b)            [Reserved].

(c)            Letter of Credit Fees. The ~~Borrower agrees~~Borrowers agree to pay ~~(i)~~ (i) to the Administrative Agent for the account of each Revolving Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Rate used to determine the interest rate applicable to SOFR Revolving Loans on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of (x) the date on which such Revolving Lender’s Revolving Commitment terminates and (y) the date on which such Revolving Lender ceases to have any LC Exposure (provided that, this clause ~~(i)~~(i) is subject to Section 2.12(c)), and ~~(ii)~~ (ii) to each applicable Issuing Bank a fronting fee of 0.25% per annum on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) allocable to Letters of Credit issued by such Issuing Bank during the period from and including the Effective Date to but excluding the later of the (x) date on which such Issuing Bank’s Revolving Commitments terminates and (y) the date on which such Issuing Bank ceases to have any LC Exposure, as well as the applicable Issuing Bank’s standard fees with respect to the issuance, amendment or extension of any Letter of Credit or processing of drawings thereunder. Participation fees and fronting fees accrued through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following the last day of each such month, commencing on the first such date to occur after the Effective Date; provided that, any accrued fees in respect of a Letter of Credit shall be payable on the date on which such Letter of Credit terminates, all such fees shall be payable on the date on which the Revolving Commitments terminate, and any such fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand. Any other fees payable to the Issuing Banks pursuant to this Section 2.11(c) shall be payable within 10 days after demand.

(d)            Administrative Agent’s Fees. The Borrower agrees to pay to the Administrative Agent, for its own account, and any Lender any fees payable in the amounts and at the times ~~separately agreed upon between the Borrower and the Administrative Agent~~specified in the applicable Fee Letter.

(e)            Computation of Fees; Etc. All fees payable under this Section shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Each determination by the Administrative Agent of a fee hereunder shall be conclusive absent manifest error. All fees payable hereunder shall be paid on the dates due, in immediately available funds, to (i) the Administrative Agent for distribution, in the case of commitment fees and participation fees, to the Lenders and (ii) to the applicable Issuing Bank, in the case of fees payable to such Issuing Bank. Fees, once paid, shall be fully earned and shall not be refundable under any circumstances.

Section 2.12           ~~Section 2.12~~ Interest.

(a)            The Loans comprising each Base Rate Borrowing (including each Swingline Loan) shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b)            The Loans comprising each SOFR Borrowing shall bear interest at Adjusted Term SOFR for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c)            Notwithstanding anything to the contrary herein, upon the request of the Required Lenders, at any time an Event of Default exists, ~~(i)~~ (i) the Applicable Rate with respect to each Loan and any Letter of Credit shall be increased by 2%, and ~~(ii)~~ (ii)  all other amounts payable by the Borrower hereunder shall bear interest at a rate 2% above the rate applicable to Base Rate Borrowings as provided in clause (a) above, in each ~~of the foregoing clauses (i) and (ii)~~case, after as well as before judgment; provided, that the increases described in this clause (c) shall be effective immediately upon (x) any amount of principal of any Loan not being paid when due (without regard to any applicable grace period), whether at stated maturity, by acceleration or otherwise, or (y) an Event of Default described in ~~Section 7.1(h) or Section 7.1(i)~~Section 7.1(h) or Section 7.1(i).

(d)            Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and, in the case of Revolving Loans, upon termination of the Revolving Commitments; provided that, (i) interest accrued pursuant to clause (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of a Base Rate Revolving Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment, and (iii) in the event of any conversion of any SOFR Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e)            All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and, in each case, shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate or Adjusted Term SOFR ~~Rate~~ shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

Section 2.13           ~~Section 2.13~~ Alternate Rate of Interest. Subject to ~~Section 2.23~~Section 2.23, notwithstanding any other provision of this Agreement, if prior to the commencement of any Interest Period for a SOFR Borrowing:

(a)            the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining ~~the~~Adjusted Term SOFR ~~Rate~~ for an Interest Period with the duration of such Interest Period; or

(b)            the Administrative Agent is advised by the Required Lenders that ~~the~~Adjusted Term SOFR ~~Rate~~ for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for an Interest Period with the duration of such Interest Period;

then the Administrative Agent shall give notice thereof to the ~~Borrower~~Borrowers and the Lenders by telephone, followed promptly by written confirmation thereof delivered by telecopy (or if arrangements for doing so have been approved by the Administrative Agent, electronic communication) as promptly as practicable thereafter and, until the Administrative Agent notifies the ~~Borrower~~Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist, then (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a SOFR Borrowing with an Interest Period having the duration of such Interest Period shall be ineffective and any such SOFR Borrowing shall be repaid on the last day of the then current Interest Period applicable thereto and (ii) if any Borrowing Request requests a SOFR Borrowing with an Interest Period having the duration of such Interest Period, such Borrowing shall be made as a SOFR Borrowing having an Interest Period with the shortest available duration described in the definition of “Interest Period” or, in the absence of any such available duration, as a Base Rate Borrowing without reference to clause (~~iii~~c) of the definition of “Alternate Base Rate”.

Section 2.14           ~~Section 2.14~~ Increased Costs.

(a)            Increased Costs Generally. If any Change in Law shall:

(i)            impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement contemplated by Section 2.14(e));

(ii)           subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of “Excluded Taxes”, and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)          impose on any Lender or any Issuing Bank or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan, or to increase the cost to such Lender, such Issuing Bank or such other Recipient of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender, Issuing Bank or other Recipient hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or other Recipient, the ~~Borrower~~Borrowers will pay to such Lender, Issuing Bank or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, Issuing Bank or other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b)            Capital Requirements. If any Lender or Issuing Bank determines that any Change in Law affecting such Lender or Issuing Bank or any lending office of such Lender or such Lender’s or Issuing Bank’s holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender’s or Issuing Bank’s capital or on the capital of such Lender’s or Issuing Bank’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit or Swingline Loans held by, such Lender, or the Letters of Credit issued by an Issuing Bank, to a level below that which such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or Issuing Bank’s policies and the policies of such Lender’s or Issuing Bank’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrower will pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company for any such reduction suffered.

(c)            Certificates for Reimbursement. A certificate of a Lender, Issuing Bank or other Recipient setting forth the amount or amounts necessary to compensate such Lender, Issuing Bank or other Recipient or its holding company, as the case may be, as specified in clause (a) or (b) of this Section and delivered to the Borrower Representative, shall be conclusive absent manifest error. The ~~Borrower~~Borrowers shall pay such Lender, Issuing Bank or other Recipient, as the case may be, the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(d)            Delay in Requests. Failure or delay on the part of any Lender, Issuing Bank or other Recipient to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s, Issuing Bank’s or other Recipient’s right to demand such compensation; provided that, the ~~Borrower~~Borrowers shall not be required to compensate a Lender, Issuing Bank or other Recipient pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender, Issuing Bank or other Recipient, as the case may be, notifies the ~~Borrower~~Borrowers of the Change in Law giving rise to such increased costs or reductions, and of such Lender’s, Issuing Bank’s or such other Recipient’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

(e)            Requirement of Law. The ~~Borrower~~Borrowers shall pay to each Lender, as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including SOFR funds or deposits (currently known as “Eurodollar liabilities”), additional interest on the unpaid principal amount of each SOFR Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan; provided that, the Borrower Representative shall have received at least ten (10) days’ prior notice (with a copy to the Administrative Agent) of such additional interest from such Lender. If a Lender fails to give notice ten (10) days prior to the relevant Interest Payment Date, such additional interest shall be due and payable ten (10) days from receipt of such notice.

Section 2.15          ~~Section 2.15~~ Change in Legality. Notwithstanding any other provision of this Agreement, if any Change in Law shall make it unlawful for any Lender to make or maintain, or convert any Loan into, a SOFR Loan, then, upon written notice by such Lender to the ~~Borrower~~Borrowers and to the Administrative Agent, which notice shall specify the extent of such unlawfulness (e.g., whether such unlawfulness applies to SOFR Loans generally or only to Interest Periods of a particular length):

(a)            any request for the making or continuation of, or the conversion of Base Rate Loans into, SOFR Loans shall, solely as to such Lender and to the extent a SOFR Loan by such Lender would be (or during the applicable Interest Period would become) unlawful, be disregarded and the Loan of such Lender that would be part of the applicable Borrowing of SOFR Loans shall be made as, converted to or continue to be maintained as a Base Rate Loan without reference to clause (c) of the definition of “Alternate Base Rate” (or bear interest at such other rate as may be agreed between the ~~Borrower~~Borrowers and such Lender); and

(b)            each outstanding SOFR Loan of such Lender shall, on the last day of the Interest Period therefor (unless such Loan may be continued as a SOFR Loan for the full duration of any requested new Interest Period without being unlawful) or on such earlier date as such Lender shall specify is necessary pursuant to the applicable Change in Law, convert to a Base Rate Loan, without reference to clause (c) of the definition of “Alternate Base Rate”.

Section 2.16           ~~Section 2.16~~ Break Funding Payments. In the event that (i) any payment of a SOFR Loan is required, made or permitted on a date other than the last day of the then current Interest Period applicable thereto (including upon demand by any Lender), (ii) the conversion of any SOFR Loan other than on the last day of the Interest Period applicable thereto, or (iii) the failure to convert, continue, borrow or prepay any SOFR Loan on the date specified in any notice delivered pursuant hereto, then, in any such event, the Borrower shall compensate such Lender for any loss, cost and expense attributable to such event, including any loss, cost or expense arising from the liquidation or redeployment of funds. A certificate of such Lender delivered to the ~~Borrower~~Borrowers and setting forth any amount or amounts that such Lender is entitled to receive pursuant to this paragraph shall be conclusive absent manifest error. The ~~Borrower~~Borrowers shall pay such Lender the amount shown as due on any such certificate upon demand.

Section 2.17           ~~Section 2.17~~ Taxes.

(a)            Issuing Bank; FATCA. For purposes of this Section 2.17, the term “Lender” includes any Issuing Bank and the term “Applicable Law” includes FATCA.

(b)            Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by Applicable Law. If any Applicable Law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c)            Payment of Other Taxes by the ~~Borrower~~Borrowers. The ~~Borrower~~Borrowers shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or, at the option of the Administrative Agent, timely reimburse it for the payment of, any Other Taxes.

(d)            Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e)            Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.4(d) relating to the maintenance of a Participant Register, and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this clause (e).

(f)            Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.17, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(g)            Status of Lenders.

(i)            Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Sections 2.17(g)(ii)(A) and 2.17(g)(ii)(B) and 2.17(g)(ii)(D) below) shall not be required if, in the Lender’s reasonable judgment, such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)            Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

(A)          any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B)           any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1)            in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party, (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” Article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” Article of such tax treaty;

(2)            executed originals of IRS Form W-8ECI;

(3)            in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the IRC, (x) a certificate substantially in the form of ~~Exhibit D-1~~Exhibit D-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the IRC, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the IRC, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the IRC (a “U.S. Tax Compliance Certificate”), and (y) executed originals of IRS Form W-8BEN or W-8BEN-E; or

(4)            to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of ~~Exhibit D-2 or Exhibit D-3~~Exhibit D-2 or Exhibit D-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that, if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of ~~Exhibit D-4~~Exhibit D-4 on behalf of each such direct and indirect partner; and

(C)           any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient), on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made.

(D)          If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(h)            Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this clause (h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this clause (h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this clause (h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This clause (h) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i)             Survival. Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

(j)             Updates. Each Lender agrees that if any form or certification it previously delivered pursuant to this Section 2.17 expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

Section 2.18           ~~Section 2.18~~ Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a)            The ~~Borrower~~Borrowers shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under ~~Section~~Sections 2.14, 2.16 or 2.17, or otherwise) prior to 2:00 p.m. on the date when due, in immediately available funds, without defense, deduction, recoupment, set-off or counterclaim. Any amounts received after such time on any date may, in the sole and absolute discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon and fees with respect thereto. All such payments shall be made to the Administrative Agent at its offices at ~~425 5th Avenue~~66 Hudson Blvd. East, New York, ~~NY 10018~~New York 10001, except payments to be made directly to any Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Sections 2.14, 2.16, 2.17 and 9.3 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension; provided that if the next succeeding Business Day is after the Revolving Maturity Date or the Term Loan Maturity Date, as applicable, payment shall be made on the immediately preceding Business Day. All payments hereunder shall be made in Dollars.

(b)            Except as otherwise provided in ~~Section 7.2~~Section 7.2, if, at any time, insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

(c)            If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or other obligations hereunder resulting in such Lender receiving payment of a proportion of the aggregate amount of its Loans and accrued interest thereon or other such obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (i) notify the Administrative Agent of such fact, and (ii) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing to them; provided that:

(x)            ~~(x)~~  if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(y)            ~~(y)~~  the provisions of this Section 2.18(c) shall not be construed to apply to (A) any payment made by the ~~Borrower~~Borrowers pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), (B) the application of Cash Collateral provided for in ~~Section 2.20~~Section 2.20 or (C) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant other than to ~~the~~any Borrower or any Subsidiary thereof (as to which the provisions of this paragraph shall apply).

The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d)            Unless the Administrative Agent shall have received notice from the ~~Borrower~~Borrowers prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Banks hereunder that the ~~Borrower~~Borrowers will not make such payment, the Administrative Agent may in its sole and absolute discretion assume that the ~~Borrower has~~Borrowers have made such payment on such date in accordance herewith and may, in its sole and absolute discretion in reliance upon such assumption, distribute to the Lenders or the Issuing Banks, as the case may be, the amount due. In such event, if the ~~Borrower has~~Borrowers have not in fact made such payment, then each of the Lenders or the Issuing Banks, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation. Nothing in this Section 2.18(d) shall obligate the Administrative Agent to prefund any amount.

(e)            The obligations of the Lenders hereunder to make Loans, to fund participations in Letters of Credit and Swingline Loans and to make payments pursuant to Section 9.3(c) are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any payment under Section 9.3(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under Section 9.3(c).

Section 2.19           ~~Section 2.19~~ Mitigation Obligations; Replacement of Lenders.

(a)            Designation of a Different Lending Office. If any Lender requests compensation under Section 2.14, or delivers a notice described in Section 2.15, or requires the Borrower to pay any Indemnified Tax or additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall (at the request of the Borrower) use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce any amount payable pursuant to Section 2.14 or 2.17, or illegality, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)            Replacement of Lenders. If any Lender requests compensation under Section 2.14, or if any Lender delivers a notice described in Section 2.15 or if the Borrower is required to pay any Indemnified Tax or additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, and, in each case, such Lender has declined or is unable to designate a different lending office in accordance with Section 2.19(a) (each such Lender, an “Increased Cost Lender”), or if any Lender is a Defaulting Lender or a Non-Consenting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 9.4), all of its interests, rights (other than its existing rights to payments pursuant to Section 2.14 or Section 2.17) and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i)            the Borrower shall have paid to the Administrative Agent the assignment fee (if any) specified in Section 9.4 (other than in the case of the replacement of a Defaulting Lender or a Non-Consenting Lender);

(ii)           such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 2.16) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii)          in the case of any such assignment resulting from a claim for compensation under Section 2.14 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments thereafter;

(iv)          in the case of any such assignment resulting from a notice of illegality under Section 2.15, such assignment will eliminate such illegality;

(v)           such assignment does not conflict with Applicable Law; and

(vi)          in the case of any assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable assignee shall have consented to the applicable amendment, waiver or consent.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the ~~Borrower~~Borrowers to require such assignment and delegation cease to apply.

(c)            EU CRD VI Art. 21c Provisions.

(i)            EU Lender Designation. To the extent any Commitment or Loan is contemplated to be made to any Borrower in an EEA Member Country within the meaning of Article 21c of Directive (EU) 2024/1619 amending Directive (EU) 2013/36 (each such Borrower, an “EU Borrower”), each Lender, in its capacity as a Lender and, where applicable, as an Issuing Bank or Swingline Lender, (the “Notifying Lender”) may identify one or more lending offices/branches or subsidiaries established in an EEA Member Country (each, an “EU Lender”) to make Commitments and Loans to one or more EU Borrowers by delivering a notice (the “EU Notice”) to the Administrative Agent and Borrower Representative, prior to or simultaneously with the establishment of such Commitment or Loan, duly executed by the Notifying Lender and its corresponding EU Lender identifying one or more EU Borrowers for which the EU Notice shall apply. The EU Notice may bifurcate Commitments among different EU Lenders and EU Borrowers in a single EU Notice, provided such notice identifies each applicable EU Lender and its corresponding EU Borrower. An EU Notice delivered on the date hereof shall be deemed simultaneous with the Notifying Lender's execution of this Agreement, and a Notifying Lender executing this Agreement on the date hereof may either (A) deliver the EU Notice simultaneously with such execution or (B) note on its signature page that it is executing as both a Lender and a Notifying Lender and appointing the corresponding EU Lender, which shall countersign as EU Lender under this Section 2.19. The EU Notice shall designate the applicable EU Lender as the party responsible for making such Commitments and Loans to the identified EU Borrower under this Section 2.19 and shall include the information required by an Administrative Questionnaire and any tax compliance certificates required under Section 2.17(g). No consent of the Borrowers, Administrative Agent, Issuing Bank, or Swingline Lender is required to deliver or revoke any EU Notice. Upon delivery of the applicable EU Notice or revocation notice delivered pursuant to the terms of this Section 2.19, the Administrative Agent shall annotate the Register (or other list of Lenders) to identify each Notifying Lender’s EU Lenders and any revocations, and any Commitment schedule shall be deemed annotated to reflect each applicable EU Lender’s Commitment to the applicable EU Borrower. For the avoidance of doubt, no Lender is required to deliver an EU Notice or otherwise utilize the provisions of this Section 2.19 nor deliver the EU Notice for all EU Borrowers hereunder.

(ii)           Effect of Notice. Upon execution and delivery of an EU Notice: (i) the EU Lender shall be deemed a Lender and, where applicable, an Issuing Bank or Swingline Lender hereunder and under the other Loan Documents with respect to Commitments and Loans to the applicable EU Borrower (and for avoidance of doubt the Notifying Lender shall not be deemed to hold any Commitment or Loans to the applicable EU Borrower), (ii) the Notifying Lender’s other Commitments, if any, to other Borrowers shall remain in full force and effect, and (iii) the EU Lender shall be subject to, afforded and extended any and all rights, obligations and duties arising as a Lender or, where applicable Issuing Bank or Swingline Lender in respect of Commitments or Loans to the applicable EU Borrower hereunder and under the other Loan Documents. The rights, obligations and duties described in clause (iii) shall severally include, without limitation, (a) the obligations to make any and all Commitments or Loans to such EU Borrower, on a ratable basis as among the EU Lenders holding Commitments to such EU Borrower, and provide any other related funding services such EU Borrower requests pursuant to the terms and conditions of this Agreement required by a Lender or, where applicable, Issuing Bank or Swingline Lender in connection with such Commitment or Loans (the “EU Funding Obligations”) and (b) the obligation to comply with the terms hereof and to receive the contractual rights and ability to exercise the remedies conferred hereunder (including under Sections 2.14, 2.17, 2.19, 9.3, and 9.12) (clauses (a) and (b) collectively, the “EU Lender Provisions”).

(iii)          Administration Through Notifying Lender. By delivery of the EU Notice (i) the EU Lender shall, to the fullest extent permitted by Applicable Laws, exercise all EU Lender Provisions other than its EU Funding Obligations through the Notifying Lender, and hereby irrevocably appoints the Notifying Lender as its agent under this Agreement to administer such provisions on its behalf and (ii) the Borrower Representative and Administrative Agent shall treat the Notifying Lender and any corresponding EU Lender as a single Lender for all purposes hereunder (including, but not limited to, calculation of Commitments, delivery of payments and notices, Defaulting Lender determinations, and voting), except for purposes of the EU Funding Obligations, which shall not be performed by the Notifying Lender and the parties shall not be treated as a single Lender for purposes of such EU Funding Obligations. Any Borrowing Request from the Administrative Agent with respect to an EU Borrower for which an EU Lender has been appointed shall be deemed made to the applicable EU Lender; the Notifying Lender shall promptly forward each such Borrowing Request (an “EU Borrowing Request”) to the EU Lender, identifying the amount for the applicable EU Borrower's account, and the EU Lender shall fund it in accordance with the terms thereof. For purposes of Section 2.19(b) and the definition of Defaulting Lender, a Notifying Lender and its EU Lender shall be treated as a single Lender; any replacement under Section 2.19(b) shall replace both, and a default by either shall render both Defaulting Lenders.

(iv)          Payments. The Administrative Agent shall endeavor to remit all payments from an EU Borrower for which an EU Lender has been appointed (including prepayments, premiums, interest, and penalties) directly to the applicable EU Lender. If any such funds are received by the Notifying Lender, it shall promptly turn them over to any such applicable EU Lender; provided that delivery to the Notifying Lender in compliance with the terms hereof shall discharge the applicable EU Borrower's obligations with respect to the relevant Loans as if paid directly to the EU Lender.

(v)           Revocation. Upon delivery to the Borrower Representative and Administrative Agent of a revocation notice signed by both the Notifying Lender and its applicable EU Lender and identifying one or more EU Borrowers for which revocation is applicable, the identified EU Lender shall cease to hold the applicable Commitments to each such identified EU Borrower, shall no longer be deemed a Lender hereunder with respect to each such identified EU Borrower or under the other Loan Documents, and shall be released from its obligations under this Agreement with respect to each such identified EU Borrower; provided that it shall retain the benefits of Sections 2.14, 2.17, 2.19 and 9.3 with respect to facts and circumstances arising prior to such release.

(vi)          Funding Cap. In no event shall a Notifying Lender and its applicable EU Lenders be required to fund Loans in an aggregate amount exceeding the initial Commitment set forth on Schedule 2.1 as of the Amendment No. 2 Effective Date, as adjusted from time to time pursuant to: (i) reductions under Section 2.8 and (ii) increases under Section 2.22.

Section 2.20           ~~Section 2.20~~ Cash Collateral. At any time that there shall exist a Defaulting Lender, within one Business Day following the written request of the Administrative Agent or any Issuing Bank (with a copy to the Administrative Agent), the ~~Borrower~~Borrowers shall Cash Collateralize the Issuing Banks’ Fronting Exposures with respect to such Defaulting Lender (determined after giving effect to Section 2.21(a)(iv) and any Cash Collateral provided by such Defaulting Lender) in an amount not less than the Minimum Cash Collateral Amount.

(a)            Grant of Security Interest. The ~~Borrower~~Borrowers, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to the Administrative Agent, for the benefit of any Issuing Bank, and agrees to maintain, a first priority security interest in all such Cash Collateral as security for such Defaulting Lender’s obligation to fund participations in respect of LC Exposure, to be applied pursuant to clause (b) below. If, at any time, the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent and the Issuing Banks as herein provided, or that the total amount of such Cash Collateral is less than the Minimum Cash Collateral Amount, the ~~Borrower~~Borrowers will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency (after giving effect to any Cash Collateral provided by the applicable Defaulting Lender).

(b)            Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under this Section 2.20 or ~~Section 2.21~~Section 2.21 in respect of Letters of Credit shall be applied to the satisfaction of the Defaulting Lender’s obligation to fund participations in respect of LC Exposure (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

(c)            Termination of Requirement. Cash Collateral (or the appropriate portion thereof) provided to reduce any Issuing Bank’s Fronting Exposure shall no longer be required to be held as Cash Collateral pursuant to this ~~Section 2.20~~Section 2.20 following (i) the elimination of the applicable Fronting Exposure (including by the termination of Defaulting Lender status of the applicable Lender), or (ii) the determination by the Administrative Agent and each Issuing Bank that there exists excess Cash Collateral; provided that, subject to Section 2.21, the Person providing Cash Collateral and each Issuing Bank may agree that Cash Collateral shall be held to support future anticipated Fronting Exposure or other obligations; provided further that, to the extent that such Cash Collateral was provided by the ~~Borrower~~Borrowers, any such Cash Collateral so held shall remain subject to the security interest granted pursuant to the Loan Documents.

Section 2.21           ~~Section 2.21~~ Defaulting Lenders.

(a)            Defaulting Lender Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by Applicable Law:

(i)            Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement or any other Loan Document shall be restricted as set forth in the definition of Required Lenders.

(ii)            Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to ~~Section 7.1~~Section 7.1 or otherwise), or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.8, shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank or Swingline Lender hereunder; third, to Cash Collateralize the Issuing Banks’ Fronting Exposures with respect to such Defaulting Lender in accordance with ~~Section 2.20~~Section 2.20; fourth, as the Borrower Representative may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent in its sole and absolute discretion, to be held in a deposit account as Cash Collateral for release in such order as the Administrative Agent shall determine in order to satisfy (x) such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement, and (y) the Issuing Bank’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with ~~Section 2.20~~Section 2.20; sixth, to the payment of any amounts owing to the Lenders, the Issuing Banks or the Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, the Issuing Banks or the Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the ~~Borrower~~Borrowers as a result of any judgment of a court of competent jurisdiction obtained by the ~~Borrower~~Borrowers against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that, if (x) such payment is a payment of the principal amount of any Loans or LC Disbursements in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made, or the related Letters of Credit were issued, at a time when the conditions set forth in Section 4.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and LC Disbursements owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or LC Disbursements owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in LC Exposure and Swingline Loans are held by the Lenders pro rata in accordance with the Commitments under the applicable Facility without giving effect to Section 2.21(a)(iv). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.21(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii)          Certain Fees.

(A)          No Defaulting Lender shall be entitled to receive any commitment fee pursuant to ~~Section 2.11(a)~~Section 2.11(a) for any period during which that Lender is a Defaulting Lender (and the ~~Borrower~~Borrowers shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(B)           Each Defaulting Lender shall be entitled to receive participation fees under ~~Section 2.11(c)~~Section 2.11(c) with respect to its participation in Letters of Credit for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Applicable Percentage of the stated amount of Letters of Credit for which it has provided Cash Collateral pursuant to ~~Section 2.20~~Section 2.20.

(C)           With respect to any participation fees with respect to Letters of Credit not required to be paid to any Defaulting Lender pursuant to clause (B) above, the ~~Borrower~~Borrowers shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in LC Exposure or Swingline Loans that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (y) pay to each Issuing Bank and Swingline Lender, as applicable, the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such Issuing Bank’s or Swingline Lender’s Fronting Exposure to such Defaulting Lender, and (z) not be required to pay the remaining amount of any such fee.

(iv)          Reallocation of Participations to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in LC Exposure and Swingline Loans shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Applicable Percentages (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that (x) the conditions set forth in Section 4.2 are satisfied at the time of such reallocation (and, unless the ~~Borrower~~Borrowers shall have otherwise notified the Administrative Agent at such time, the ~~Borrower~~Borrowers shall be deemed to have represented and warranted that such conditions are satisfied at such time), and (y) such reallocation does not cause the aggregate Revolving Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Revolving Commitment. Subject to ~~Section 9.15~~Section 9.15, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(v)           Cash Collateral, Repayment of Swingline Loans. If the reallocation described in clause (iv) above cannot, or can only partially, be effected, the ~~Borrower~~Borrowers shall, within one Business Day following notice by the Administrative Agent, without prejudice to any right or remedy available to it hereunder or under law, (x) first, prepay Swingline Loans in an amount equal to the Swingline Lender’s Fronting Exposure, and (y) second, Cash Collateralize the Issuing Banks’ Fronting Exposure in accordance with the procedures set forth in ~~Section 2.20~~Section 2.20.

(b)            Defaulting Lender Cure. If the Borrower, the Administrative Agent, the Swingline Lender and each Issuing Bank agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit and Swingline Loans to be held pro rata by the Lenders in accordance with the Commitments under the applicable Facility (without giving effect to Section 2.21(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that, no adjustment will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided further that, except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

(c)            New Swingline Loans/Letters of Credit. So long as any Lender is a Defaulting Lender, (i) the Swingline Lender shall not be required to fund any Swingline Loans unless it is satisfied that it will have no Fronting Exposure after giving effect to such Swingline Loan, and (ii) no Issuing Bank shall be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.

Section 2.22           ~~Section 2.22~~ Incremental Facilities~~.~~.

(a)            Provided that no Default or Event of Default exists or would result therefrom the Borrower Representative may, on behalf of the Borrowers, by written notice to the Administrative Agent prior to the Maturity Date request (A) one or more new tranches of term loan facilities (any such new tranche, an “Incremental Term Facility”, any loans made pursuant to an Incremental Term Facility, “Incremental Term Loans”, and the commitments in respect of the Incremental Term Loans, the “Incremental Term Commitments”) and/or (B) an increase in Revolving Commitments (any such increased Revolving Commitments, an “Additional Revolving Commitment” and any loans made in respect thereof, “Additional Revolving Loans”; the Additional Revolving Loans with the Incremental Term Loans, collectively, the “Incremental Loans”, and the Additional Revolving Commitments, collectively with any Incremental Term Commitments, the “Incremental Commitments”), in the case of all Incremental Commitments, in an aggregate total principal amount not to exceed (1) the sum of (x) $350,000,000 minus (y) Incremental Loans previously incurred pursuant to clause (x) plus (2) additional amounts so long as after giving effect thereto (and assuming the Commitments are fully drawn) the Maximum Net Leverage Ratio is not greater than 3.00 to 1.00; provided that (i) any such request for an Incremental Loan shall be in a minimum amount of $10,000,000 (or, if less, the remaining portion of the available Incremental Commitment) and integral multiples of $1,000,000 in excess of such amount, and (ii) the Borrower Representative may not submit more than four such requests during the term of this Agreement. Each such notice shall specify (i) the date (each, an “Incremental Commitment Effective Date”) on which the Borrower Representative proposes that the Incremental Commitments shall be effective, which shall be a date not less than 15 Business Days (or such other date as agreed by the Administrative Agent) after the date on which such notice is delivered to the Administrative Agent, and (ii) the identity of each Lender or other Person that is an Eligible Assignee (each, an “Incremental Lender”) to whom the Borrower Representative proposes any portion of such Incremental Commitments be allocated and the amounts of such allocations; provided that, any Lender approached to provide all or a portion of the Incremental Commitments may elect or decline, in its sole discretion, to provide an Incremental Commitment. Each Lender shall notify the Administrative Agent within the required time period whether or not it agrees to provide any portion of the applicable Incremental Commitments and, if so, shall specify the amount of such Incremental Commitments it desires to be allocated to it. Any Lender not responding within such time period shall be deemed to have declined to increase its Commitments. Such Incremental Commitments shall become effective as of such Incremental Commitment Effective Date; provided that, (i) the ~~Borrower~~Borrowers shall pay all reasonable and documented out-of-pocket expenses (including any upfront fees and reasonable and documented fees and out-of-pocket expenses of counsel) of the Incremental Lenders and the Administrative Agent, (ii) the Borrower Representative shall have delivered to the Administrative Agent a certificate dated as of such Incremental Commitment Effective Date and signed by a Financial Officer (x) certifying and attaching the resolutions adopted by the ~~Borrower~~Borrowers approving the applicable Incremental Commitments, and (y) certifying that (1) no Default exists on such Incremental Commitment Effective Date before or after giving effect to such Incremental Commitments (provided, however, that if and to the extent such Incremental Commitments have been requested for the purpose of funding, in whole or in part, a Limited Condition Transaction, the time elected for determining whether a Default or an Event of Default exists shall be determined in accordance with the time elected for such determination pursuant to Section ~~2.25~~2.25), (2) both before and after giving effect to the Incremental Commitments, the representations and warranties of the Loan Parties contained herein and in the other Loan Documents are true and correct in all material respects on and as of the Incremental Commitment Effective Date (except to the extent such representations and warranties relate solely to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date) (provided, however, that if and to the extent such Incremental Commitments have been requested for the purpose of funding, in whole or in part, a Limited Condition Transaction, the time elected for determining compliance with representations and warranties required to be true and correct shall be determined in accordance with the time elected for determining compliance therewith pursuant Section ~~2.25~~2.25), and (3) the ~~Borrower is~~Borrowers are in pro forma compliance with each of the financial covenants set forth in Section  ~~6.1~~6.1 as of the last day of the most recently ended fiscal quarter after giving effect to such Incremental Commitments, calculated assuming the Incremental Commitments are fully drawn (provided, however, that if and to the extent such Incremental Commitments have been requested for the purpose of funding, in whole or in part, a Limited Condition Transaction, such compliance shall be calculated in accordance with the time elected for determining compliance therewith pursuant Section ~~2.25~~2.25), (iii) the Incremental Commitments shall be effected pursuant to one or more agreements in form and substance satisfactory to the Administrative Agent, executed and delivered by the Borrower Representative, on behalf of the Borrowers, each Incremental Lender and the Administrative Agent, and each of which shall be recorded in the Register and each Incremental Lender shall be subject to the requirements set forth in Section 2.17(g), and (iv) the Borrower Representative shall deliver or cause to be delivered a certificate as to the foregoing and any legal opinions, reaffirmations of security, reaffirmations of guarantees or other documents reasonably requested by the Administrative Agent in connection with any such transaction.

On each Incremental Commitment Effective Date, subject to the terms and conditions set forth in this Section, each Additional Revolving Commitment shall be a Revolving Commitment and part of the Revolving Facility (and not a separate Facility hereunder), each Incremental ~~Revolving~~ Lender providing such Additional Revolving Commitment shall be, and have all the rights of, a Revolving Lender, and the Revolving Loans made by it on such Incremental ~~Revolving~~ Commitment Effective Date pursuant to this Section shall be Revolving Loans, for all purposes of this Agreement. Except for purposes of this Section 2.22(a), any Additional Revolving Commitments that are designated as an increase to the Revolving Commitments shall be deemed to be effective as of the applicable Incremental ~~Revolving~~ Commitment Effective Date, and after the effectiveness of such Additional Revolving Commitments, Revolving Commitments for all purposes of this Agreement. On the Incremental Commitment Effective Date, all outstanding Revolving Loans shall be reallocated among the Revolving Lenders (including any Additional Lenders) such that, after giving effect to the Additional Revolving Commitments, each Revolving Lender (including each Additional Lender) shall hold its ~~pro rata Share~~Applicable Percentage of the Revolving Loans. In addition, upon each increase in the Revolving Commitments pursuant to this Section ~~2.22~~2.22, each Revolving Lender immediately prior to such increase will automatically and without further action be deemed to have assigned to each Additional Lender providing a portion of the Additional Revolving Commitments, and each such Additional Lender will automatically and without further action be deemed to have assumed, a portion of such Revolving Lender’s participations hereunder in outstanding Letters of Credit and ~~Swing Line~~Swingline Loans such that, after giving effect to each such deemed assignment and assumption of participations, each Revolving Lender (including each Additional Lender) shall hold its ~~pro rata Share~~Applicable Percentage of the (i) participations hereunder in Letters of Credit, and (ii) participations hereunder in ~~Swing Line~~Swingline Loans. The Administrative Agent and the Lenders hereby agree that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to this Section ~~2.22~~2.22.

(b)            The Administrative Agent shall notify the Lenders promptly upon receipt of the ~~Borrower’s~~Borrowers’ notice of each Incremental Commitment Effective Date. Any existing Lender that has a Note and participates in any Incremental Commitment shall, following request therefor and substantially contemporaneously with the delivery of its Note to be replaced to the ~~Borrower~~Borrowers, receive a replacement Note that evidences the aggregate principal amount of its Loans outstanding hereunder. Any new Lender requesting a Note shall receive such a Note in an amount equal to the aggregate principal amount of its Incremental Commitment.

(c)            The Incremental Commitments established pursuant to this Section 2.22, and all Loans thereunder, shall constitute Loans and Commitments under, and shall be entitled to all the benefits afforded by, this Agreement and the other Loan Documents and shall, without limiting the foregoing, benefit equally and ratably with the Obligations from the Guarantors and security interests created by the Security Documents.

(d)            The terms and provisions (including the commitment fee) of the Additional Revolving Loans made pursuant to Additional Revolving Commitments (and such Incremental Commitments) shall be identical to (and shall rank pari passu in right of payment and of security with) the Revolving Loans and Revolving Commitments in place on the applicable Incremental Commitment Effective Date. The pricing applicable to any Incremental Term Facility shall be as determined by the ~~Borrower~~Borrowers and the Lenders providing such Incremental Term Facility and shall be reasonably satisfactory to the Administrative Agent; provided that, the Incremental Term Loans (i) shall have the same Maturity Date and (ii) shall not have amortization of more than 5% per annum of the original principal amount of such Incremental Term Facility.

(e)            Commitments in respect of any Incremental Commitments shall become Commitments under this Agreement pursuant to an amendment (an “Incremental Amendment”) to this Agreement and, as appropriate, the other Loan Documents, which amendment shall be in form and substance reasonably satisfactory to the Administrative Agent and its counsel and executed by the Borrower, each Additional Lender and the Administrative Agent. An Incremental Amendment may, without the consent of any other Lenders, effect such amendments to any Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent (acting on the direction of the Additional Lenders), to effect the provisions of this Section ~~2.22~~2.22. In addition, unless otherwise specifically provided herein, all references in Loan Documents to Revolving Loans shall be deemed, unless the context otherwise requires, to include references to Incremental Loans made pursuant to Incremental Commitments.

(f)            The ~~Borrower~~Borrowers and the Administrative Agent shall be entitled, without consent of any other Lender (except Lenders participating in the relevant Incremental Term Facility), to enter into any technical amendments they shall reasonably deem necessary in order to add an Incremental Term Facility to this Agreement, including to add Incremental Term Loans as Secured Obligations ranking pari passu and sharing pro rata with the Revolving Facility, and to address the rights of Additional Lenders that have made Incremental Term Loans to vote on amendments, including all affected Lender votes as may be applicable. This Section ~~2.22~~2.22 shall supersede any provisions in Section ~~2.18~~2.18 or ~~9.2~~9.2 to the contrary.

Section 2.23          ~~Section 2.23~~ Benchmark Replacement Setting~~.~~ .

(a)            Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause ~~(b)~~(b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(b)            Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)            Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the ~~Borrower~~Borrowers and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will notify the ~~Borrower~~Borrowers of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section ~~2.23(d)~~2.23(d) and (y) the commencement of any Benchmark Unavailability Period~~.~~ . Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section ~~2.23~~2.23, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section ~~2.23~~2.23.

(d)            Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), ~~(i)~~ (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and ~~(ii)~~ (ii) if a tenor that was removed pursuant to clause ~~(i)~~(i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)            Benchmark Unavailability Period. Upon the ~~Borrower’s~~Borrowers’ receipt of notice of the commencement of a Benchmark Unavailability Period, the ~~Borrower~~Borrowers may revoke any pending request for a SOFR Borrowing of, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the ~~Borrower~~Borrowers will be deemed to have converted any such request into a request for a Borrowing of or conversion to ABR Loans. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of ABR based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of ABR.

Section 2.24          ~~Section 2.24 ESG Amendment.~~ [Reserved] ~~Prior to the twelve-month anniversary of the Effective Date, the Borrower, in consultation with the Administrative Agent and the Sustainability Structuring Agent, may, in its sole discretion establish specified Key Performance Indicators (“KPIs”) with respect to certain Environmental, Social and Governance (“ESG”) targets of the Borrower and its Subsidiaries. The Sustainability Structuring Agent and the Borrower may amend this Agreement (such amendment, the “ESG Amendment”) for the purpose of incorporating the KPIs and other related provisions (the “ESG Pricing Provisions”) into this Agreement, and any such amendment shall become effective as of 5:00 p.m. EST on the tenth (10th) Business Day after the Administrative Agent shall have posted such proposed amendment to all Lenders and the Borrower and, prior to such time, the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders accept such ESG Amendment. In the event that Required Lenders do not accept such ESG Amendment, an alternative ESG Amendment may be effectuated with the consent of the Required Lenders, the Borrower and the Sustainability Structuring Agent. Upon effectiveness of any such ESG Amendment, based on the Borrower’s performance against the KPIs, certain adjustments (decrease, increase or no adjustment) to the Applicable Rate and Commitment Fee Rate shall be made; provided that the amount of any such adjustments made to the Applicable Rate shall not result in a decrease of more than five (5) basis points in the Applicable Rate or one (1) basis point in the Commitment Fee Rate on the effective date of the ESG Amendment; provided further that in no event shall the Applicable Rate be less than zero. The pricing adjustments pursuant to the KPIs will require, among other things, reporting and validation of the measurement of the KPIs in a manner that is aligned with the Sustainability Linked Loan Principles (as most recently published from time to time by the Loan Market Association, Asia Pacific Loan Market Association and Loan Syndications & Trading Association) and is to be agreed between the Borrower and the Sustainability Structuring Agent (each acting reasonably). Following the effectiveness of the ESG Amendment, any modification to the ESG Pricing Provisions which does not have the effect of reducing the Applicable Rate or Commitment Fee Rate to a level not otherwise permitted by this paragraph shall be subject only to the consent of the Required Lenders.~~

~~(b) The Sustainability Structuring Agent will (i) assist the Borrower in determining the ESG Pricing Provisions in connection with the ESG Amendment and (ii) assist the Borrower in preparing informational materials focused on ESG to be used in connection with the ESG Amendment. In connection with this work, a sustainability structuring agent fee letter in form and substance satisfactory to the Borrower and the Sustainability Structuring Agent shall be entered into.~~

~~(c) This Section shall supersede any provisions in Section 9.2 to the contrary.~~

Section 2.25          ~~Section 2.25~~ Limited Condition Transactions. Notwithstanding anything in this Agreement or any Loan Document to the contrary, in connection with any action being taken in connection with a Limited Condition Transaction (excluding, for the avoidance of doubt, any Borrowing on the Effective Date), when calculating any applicable ratio or other financial calculation (other than actual compliance with the Financial Covenants as of the last day of any fiscal quarter in accordance with Section ~~6.1~~6.1), the amount or availability of any basket (including any Incremental Loans), or determining other compliance with this Agreement (including the determination of compliance with representations, warranties or any provision of this Agreement which requires that no Default or Event of Default has occurred, is continuing or would immediately result therefrom) in connection with a Limited Condition Transaction, the date of determination of such ratio, the amount or availability of any basket and determination of the accuracy of any representation or warranty or whether a Default or Event of Default has occurred, is continuing or would immediately result therefrom or other applicable covenant shall, at the option of the ~~Borrower (the Borrower’s~~Borrowers (the Borrowers’ election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), be deemed to be the date the definitive agreements for such Limited Condition Transaction are entered into (the “LCT Test Date”) so long as such Limited Condition Transaction is consummated no later than one hundred twenty (120) consecutive days after the LCT Test Date and if, after such ratios and other provisions are measured on a pro forma basis after giving effect to such Limited Condition Transaction and any incurrence of Indebtedness hereunder and the related use of the proceeds thereof as if they occurred at the beginning of the applicable Computation Period ending prior to the LCT Test Date, the ~~Borrower~~Borrowers could have taken such action on the relevant LCT Test Date in compliance with such ratios and provisions, such provisions shall be deemed to have been complied with (it being understood that, at the ~~Borrower’s~~Borrowers’ option, the relevant ratios and baskets may be recalculated at the time of consummation of the Limited Condition Transaction). For the avoidance of doubt, if any of such ratios and other provisions would have failed to be complied with as a result of fluctuations in such ratio (including due to fluctuations in Consolidated EBITDA of the ~~Borrower~~Parent and its Subsidiaries or the target of the Limited Condition Transaction) at or prior to the consummation of the relevant Limited Condition Transaction, such ratios and other provisions will not be deemed to have failed to be complied with as a result of such fluctuations solely for purposes of determining whether the Limited Condition Transaction is permitted hereunder. If the ~~Borrower has~~Borrowers have made an LCT Election for any Limited Condition Transaction, then in connection with any subsequent calculation of any ratio or basket availability with respect to any other transaction on or following the relevant LCT Test Date and prior to the earlier of (i) the date on which such Limited Condition Transaction is consummated and (ii) if applicable, the date that the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, any such ratio or basket shall be calculated (and tested) on a pro forma basis assuming such Limited Condition Transaction and any incurrence of Indebtedness and the related use of the proceeds thereof have been consummated; provided that with respect to Restricted Payments, any such ratio or basket shall be tested on the date of payment thereof both with and without giving effect to such Limited Condition Transaction on a pro forma basis.

Section 2.26          Borrower Representative.

Each Borrower hereby irrevocably appoints the Borrower Representative as its representative, agent and attorney-in-fact for all purposes under the Loan Documents, with full power and authority to act on its behalf in connection with the Loan Documents. Without limiting the foregoing, the Borrower Representative is exclusively authorized, on behalf of each Borrower, to (a) request Borrowings and the issuance, amendment, renewal or extension of Letters of Credit; (b) select interest rates and Interest Periods and deliver Interest Election Requests and notices of prepayment or commitment reduction; (c) furnish financial statements and other information under Section 5.1; (d) execute and deliver Compliance Certificates, borrowing base or other certificates, notices of Default, notices under Sections 5.2 and 5.9, and all other reports, elections, requests, certificates and communications required or permitted to be delivered by any Borrower; (e) receive notices, demands and other communications from the Administrative Agent, the Issuing Banks and the Lenders; (f) request amendments, waivers and consents and execute and deliver amendments, waivers, consents, reaffirmations and other instruments; (g) provide or withhold any consent of the Borrowers to an assignment or other matter under the Loan Documents; and (h) take any other administrative action contemplated to be taken by a Borrower under the Loan Documents. The Administrative Agent, the Issuing Banks and the Lenders may rely conclusively and without inquiry on each action of the Borrower Representative as having been authorized by, and binding upon, each Borrower, and notice to the Borrower Representative shall constitute notice to each Borrower. Any reference in this Agreement to a notice, request, election, certificate, report, consent, approval, waiver or other communication to be delivered or given by the Borrowers shall, unless the context requires action by a particular Borrower, mean delivery or action by the Borrower Representative on behalf of the Borrowers. Neither the Administrative Agent nor any Issuing Bank or Lender shall have any duty to investigate the authority of the Borrower Representative, the accuracy of any allocation among the Borrowers, the use of proceeds by any Borrower, the corporate benefit received by any Borrower or compliance by any Borrower or Lender with any foreign law, regulatory or Tax requirement. The appointment in this Section is coupled with an interest, shall remain effective until the Commitments have terminated and the Obligations have been paid in full (other than contingent indemnification obligations for which no claim has been made), and may not be revoked or replaced without the prior written consent of the Administrative Agent. Each Borrowing Request and each request for the issuance, amendment, renewal or extension of a Letter of Credit shall identify the Borrower for whose account the applicable Loan or Letter of Credit is requested, and proceeds shall be disbursed only to an account of that Borrower or as otherwise directed by that Borrower through the Borrower Representative.

Section 2.27          Joint and Several Liability.

The Obligations of the Borrowers under this Agreement and the other Loan Documents shall be joint and several. Each Borrower acknowledges that it is a primary obligor, and not merely a surety, with respect to all Obligations, including Obligations arising from Loans made to, and Letters of Credit issued for the account of, any other Borrower. The liability of each Borrower shall be absolute and unconditional irrespective of (a) the genuineness, validity, regularity or enforceability of any Loan Document or any Obligation of any other Loan Party, (b) any amendment, waiver or modification of any Loan Document, (c) any extension, renewal, settlement, compromise, release or discharge of any other Loan Party or any Collateral, (d) any failure to perfect or preserve any Lien or to exercise any right or remedy, (e) any insolvency, bankruptcy, reorganization or similar proceeding involving any other Loan Party or (f) any other circumstance that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor. To the fullest extent permitted by Applicable Law, each Borrower waives presentment, demand, protest, notice of acceptance, notice of default or nonpayment and all defenses available to a surety or guarantor. The Parent irrevocably waives and abandons any and all rights under the laws of Luxembourg (a) whether by virtue of the bénéfice de division or otherwise, to require that any liability under the Loan Documents be divided or apportioned with any other person or reduced in any manner whatsoever and (b) whether by virtue of the bénéfice de discussion or otherwise, to require that recourse be had to the assets of any other person before any claim is enforced against any other Loan Party under the Loan Documents. Each Borrower accepts such joint and several liability in consideration of the substantial direct and indirect benefits received and expected to be received by it from the Loans, the Letters of Credit and the other financial accommodations provided under the Loan Documents.

Section 2.28          Allocation of Extensions of Credit.

Each Borrowing Request and each request for the issuance, amendment, renewal or extension of a Letter of Credit shall identify the Borrower for whose account the applicable extension of credit is requested. Each Loan shall be deemed made to, and each Letter of Credit shall be deemed issued for the account of, the Borrower identified in the applicable request, and the proceeds of each Loan shall be disbursed to an account of that Borrower or as otherwise directed by the Borrower Representative on its behalf. If a request does not identify the applicable Borrower, the requested extension of credit shall be deemed made to or for the account of the Original Borrower. The Borrower Representative shall maintain records reasonably satisfactory to the Administrative Agent identifying each Loan and Letter of Credit by Borrower and shall furnish such records to the Administrative Agent upon request. No Administrative Agent, Issuing Bank or Lender shall be responsible for monitoring the use of any Loan or Letter of Credit or determining the extent to which any Borrower receives a direct or indirect benefit therefrom. The designation of an applicable Borrower for any extension of credit shall not limit or otherwise affect the joint and several liability of the Borrowers under Section 2.27.

Section 2.29          Payments and Disbursements.

Any payment made by the Borrower Representative or any Borrower in respect of the Obligations shall be deemed made on behalf of all Borrowers, and the Administrative Agent may apply such payment in accordance with this Agreement without regard to the Borrower that made such payment or the Borrower for whose account the related extension of credit was made. Each Borrower authorizes the Borrower Representative to provide all payment and disbursement instructions on its behalf. The Administrative Agent, each Issuing Bank and each Lender may rely on any such instruction without inquiry, and shall have no obligation to determine the allocation of any payment or disbursement among the Borrowers except as expressly provided in the applicable instruction.

Section 2.30          Contribution and Subrogation.

If any Borrower makes a payment in respect of the Obligations in an amount greater than the amount that would have been paid by such Borrower if each Borrower had paid the aggregate Obligations in the same proportion that the value of the direct and indirect benefits received by such Borrower from the extensions of credit bears to the value of the aggregate direct and indirect benefits received by all Borrowers, such Borrower shall be entitled to contribution and reimbursement from the other Borrowers in an amount necessary to produce that result. All rights of contribution, reimbursement, indemnity, subrogation and recourse of any Borrower against any other Borrower or any other Loan Party arising from any payment of the Obligations shall be subordinate to the Secured Obligations and shall not be exercised until the Commitments have terminated, all Letters of Credit have expired or been terminated or cash collateralized on terms satisfactory to the applicable Issuing Bank and the Administrative Agent, and the Obligations have been paid in full, other than contingent indemnification obligations for which no claim has been made. No invalidity, avoidance or disallowance of any payment or contribution right shall impair the Obligations of any Borrower to the extent otherwise enforceable.

Section 2.31          Limitation of Liability of Foreign Borrower.

Notwithstanding any other provision of this Agreement, the Obligations of each Borrower shall be limited to the maximum amount that may be incurred or enforced without rendering such Obligations voidable under any law relating to fraudulent transfer or fraudulent conveyance or any comparable foreign law, after giving effect to the rights of contribution, reimbursement and indemnity available to such Borrower. In the case of a Foreign Borrower, its Obligations and the Liens granted by it shall also be subject to any limitation expressly set forth in the applicable foreign Loan Document and required by mandatory law relating to corporate benefit, financial assistance, capital maintenance, fiduciary duties or insolvency; provided that no such limitation shall apply to a greater extent than required by such mandatory law.

Section 2.32          Addition of Foreign Borrower.

Effective as of the Amendment No. 2 Effective Date, each Foreign Borrower shall become a Borrower under this Agreement and each other Loan Document to which it is a party and, without further action, shall (a) assume and agree to perform all Obligations of a Borrower, (b) make each representation and warranty applicable to it as a Borrower, (c) appoint the Borrower Representative pursuant to Section 2.26 and (d) agree to be bound by each provision of the Loan Documents applicable to a Borrower. The addition of the Foreign Borrowers shall not constitute a novation, repayment or discharge of any Obligation of the Original Borrower or any other Loan Party, release any Lien or security interest securing the Secured Obligations or impair any right or remedy of the Administrative Agent, any Issuing Bank or any Lender. Each Foreign Borrower shall execute and deliver Amendment No. 2 and the other certificates, legal opinions, organizational documents, authorizations, Security Documents and other instruments required by Amendment No. 2 as conditions to its becoming a Borrower. As a condition to the effectiveness of its accession, each Foreign Borrower shall deliver, sufficiently in advance of the Amendment No. 2 Effective Date, all information and documentation requested by the Administrative Agent or any Lender for purposes of compliance with applicable “know your customer,” beneficial ownership, Anti-Money Laundering Laws, Sanctions and similar requirements, together with evidence satisfactory to the Administrative Agent that each applicable legal, regulatory, authorization and Tax requirement for its accession and the making of Loans to it has been satisfied.

Section 2.33          Foreign Borrower Lending Eligibility.

No Lender shall be required to make a Loan to, or otherwise extend credit directly to, a Foreign Borrower if such Lender has notified the Administrative Agent that, after consultation with counsel, it is not lawfully permitted or duly authorized to make such extension of credit from its applicable lending office under the laws and regulations applicable to it (each Lender that is lawfully permitted and duly authorized to make such extension of credit to the applicable Foreign Borrower, an “Eligible Foreign Borrower Lender”). Each Lender shall, promptly upon request of the Administrative Agent, identify the Foreign Borrowers to which it is an Eligible Foreign Borrower Lender and its applicable lending office for such purpose, and the Administrative Agent may rely conclusively on such information without independent investigation. The Administrative Agent may allocate a Borrowing requested by a Foreign Borrower among the Eligible Foreign Borrower Lenders in proportion to their unused Revolving Commitments or on such other basis as the Administrative Agent determines is necessary to give effect to this Section; provided that no Lender shall be required to fund an amount exceeding its unused Revolving Commitment. If the aggregate unused Revolving Commitments of the Eligible Foreign Borrower Lenders are insufficient to fund a requested Borrowing, the Borrower Representative may designate another Borrower for such Borrowing, reduce the amount thereof or withdraw the applicable Borrowing Request. No allocation under this Section shall increase the aggregate Revolving Commitment of any Lender or the total Revolving Commitments. No Borrower shall be required to make an increased payment under Section 2.17 to a Lender to the extent the need for such increased payment results from such Lender’s failure, on the date it becomes a Lender or designates a lending office for the applicable Foreign Borrower, to satisfy any lender qualification, authorization, treaty, exemption or documentation requirement applicable to payments by such Foreign Borrower, except to the extent such failure results from a Change in Law occurring after such date. Each Lender shall reasonably cooperate with the Administrative Agent and the Borrower Representative in completing documentation required to establish its eligibility to lend to, and receive payments from, the applicable Foreign Borrower. The Administrative Agent shall have no responsibility for determining whether any Lender is an Eligible Foreign Borrower Lender or for monitoring any legal, regulatory or Tax requirement applicable to any Lender or Foreign Borrower.

Article III~~ARTICLE III~~

Representations and Warranties

The ~~Borrower represents and warrants~~Borrowers represent and warrant to the Administrative Agent, the Issuing Banks and the Lenders that:

Section 3.1            ~~Section 3.1~~ Organization; Powers. Each of the Original Borrower and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to own or lease its property and to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification. The Parent is duly incorporated, validly existing and, to the extent such concept applies in its jurisdiction of organization, in good standing under the laws of its jurisdiction of organization, and has the requisite corporate power, authority and capacity to own and lease its assets, conduct its business, enter into the Loan Documents to which it is a party and perform its Obligations thereunder. The entry by the Parent into the Loan Documents to which it is a party is in furtherance of its corporate purposes, in its best interests and for its corporate benefit.

Section 3.2            ~~Section 3.2~~ Authorization; Enforceability. The Transactions are within the corporate or other applicable organizational powers of the Loan Parties (other than the Parent) and have been duly authorized by all necessary corporate or other applicable organizational actions and, if required, actions by stockholder and other equity holders. This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party (other than the Parent) that is a party thereto and constitutes, or will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law. The execution, delivery and performance by the Parent of each Loan Document to which it is a party, and the incurrence and performance of its Obligations thereunder, have been duly authorized by all necessary corporate and shareholder action, as applicable, and constitute its legal, valid and binding obligations, enforceable against it in accordance with their terms, subject to applicable insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and to general principles of equity and any other limitations required under the laws of its jurisdiction of organization.

Section 3.3            ~~Section 3.3~~ Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority or any other Person, except such as have been obtained or made and are in full force and effect, (b) will not violate any Applicable Law (including without limitation and for the avoidance of doubt with regards to the Parent, the Luxembourg Companies Law) or the charter, by-laws or other organizational documents of any Loan Party ~~or any Subsidiary of the Borrower~~ or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon any Loan Party or ~~any Subsidiary of the Borrower or their~~ assets, or give rise to a right thereunder to require any payment to be made by any Loan Party ~~or any Subsidiary of the Borrower~~, and (d) will not result in the creation or imposition of any Lien on any asset of any Loan Party ~~or any Subsidiary of the Borrower~~ (except for Liens created by the Security Documents).

Section 3.4            ~~Section 3.4~~ Financial Condition; No Material Adverse Effect.

(a)            The ~~Borrower has~~Borrowers have furnished the Lenders a balance sheet and statements of income, stockholders’ equity and cash flows of the Parent and its Subsidiaries on a Consolidated basis as of and for the fiscal year ended ~~2022~~December 31, 2025, audited on by independent public accountants. Such financial statements were prepared in accordance with IFRS consistently applied, present fairly the financial position and results of operations and cash flows of the Parent and its Subsidiaries on a Consolidated basis as of such dates and for such periods.

(b)            No Loan Party has any material liabilities, contingent or otherwise, or forward or long-term commitments that are not disclosed in the financial statements referred to in Section 3.4(a) or in the notes thereto. No Material Adverse Effect has occurred since December 31, ~~2022~~2025 and no other facts or circumstances exist nor has any development or event occurred that has had or could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect (other than the Disclosed Matters, but only to the extent amounts paid in respect of any or all Disclosed Matters do not exceed in the aggregate $5,000,000).

(c)            All balance sheets, all statements of income and of cash flows and all other financial information of the Parent and its Subsidiaries furnished pursuant to Section 5.1 have been and will for periods following the Effective Date be prepared in accordance with IFRS consistently applied, and do or will present fairly the financial condition of the Persons covered thereby on a Consolidated basis as at the dates thereof and the results of their operations for the periods then ended.

(d)            The forecasted balance sheet and statements of income and cash flows of the Parent and its Subsidiaries delivered pursuant to Section 5.1(d) were prepared on a Consolidated basis in good faith on the basis of the assumptions stated therein, which assumptions were fair in light of the conditions existing at the time of delivery of such forecasts, and represented, at the time of delivery, the Parent’s reasonable estimate of its future financial condition and performance, it being understood that such forecasts (i) are subject to significant uncertainties and contingencies, many of which are beyond the ~~Borrower’s~~Borrowers’ control, that no assurance can be given that any particular projections will be realized, the actual results may differ and that such differences may be material and (ii) are not a guarantee of performance.

Section 3.5            ~~Section 3.5~~ Properties. Each of the Parent, the Original Borrower and ~~its~~the Subsidiaries ~~has~~of the Original Borrower have (i) in the case of owned real property, good and marketable title to, (ii) in the case of owned personal property, good and valid title to, and (iii) in the case of leased real or personal property, valid and enforceable leasehold interests (as the case may be) in, all its real and personal property necessary or used in the ordinary conduct of its business, except for defects in title that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The property of the Original Borrower and its Subsidiaries is subject to no Liens, other than Liens permitted by Section ~~6.3~~6.3.

Section 3.6            ~~Section 3.6~~ Litigation and Environmental Matters.

(a)            ~~There~~Other than as set forth on Schedule 3.6(a), there are no actions, suits, litigation, investigations or proceedings by, of or before any arbitrator or Governmental Authority pending against or, to the knowledge of the ~~Borrower~~Borrowers, threatened by or against or affecting any Loan Party or any Subsidiary of the Original Borrower or against any of its property or assets (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters, but only to the extent amounts paid in respect of any or all Disclosed Matters do not exceed in the aggregate $5,000,000), or (ii) that involve, or purport to affect or pertain to, this Agreement, any other Loan Document or the Transactions.

(b)            Except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, no Loan Party or any Subsidiary of the Original Borrower (i) has failed to comply with any Environmental Law or any remediation order, notice of claim, notice of infraction or other order under any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability, or (iv) knows of any basis for any Environmental Liability.

(c)            Except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, with respect to any real property owned or leased by any Loan Party or any Subsidiary of the Original Borrower, (i) there has been no release of Hazardous Materials at, from, or to the real property, including the soils, surface waters, or ground waters thereof, and (ii) there are no conditions at the real property which, with the passage of time, or giving of notice, or both, would be reasonably likely to result in an Environmental Liability.

Section 3.7            ~~Section 3.7~~ Compliance with Laws and Contractual Obligations; No Defaults. Each Loan Party and each Subsidiary of the Original Borrower is in compliance in all material respects with all Applicable Laws. Each Loan Party and each Subsidiary of the Original Borrower is in compliance with all of its Contractual Obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Neither any Loan Party nor any Subsidiary of the Original Borrower, is in default under or with respect to any Contractual Obligation that could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Default has occurred and is continuing or would result from the consummation of the Transactions.

Section 3.8            ~~Section 3.8~~ Investment Company Status; Other Laws. No Loan Party or Subsidiary of the Original Borrower is or is required to be registered as an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

Section 3.9            ~~Section 3.9~~ Taxes. Each Loan Party and each Subsidiary of the Original Borrower has timely filed or caused to be filed all federal, state and other material Tax returns and reports required to have been filed by it and has paid or caused to be paid all federal, state and other material taxes, assessments, fees and other governmental charges required to have been paid by it or levied or imposed upon it or its properties, income or assets otherwise due and payable, except Taxes that are being contested in good faith by appropriate proceedings diligently conducted and for which the ~~Borrower or such~~applicable Loan Party or Subsidiary of the Original Borrower, as applicable, has set aside on its books adequate reserves in accordance with IFRS. Parent shall provide the Administrative Agent and the Lenders with such information and documentation as the Administrative Agent may reasonably request concerning Taxes imposed by its jurisdiction of organization on payments under the Loan Documents and shall reasonably cooperate in completing any filing or procedural requirement necessary for an eligible Lender to obtain any available exemption from, or reduction in, such Taxes, in each case subject to Section 2.17.

Section 3.10          ~~Section 3.10~~ ERISA Compliance. Each Plan is in compliance in all material respects with all applicable requirements of ERISA, the IRC and other Applicable Law. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. No claim, action, suit, audit or investigation with respect to any Plan exists or has been commenced or, to the knowledge of the Original Borrower, threatened, other than routine claims for benefits and except for such claims, actions, suits, audits and investigations that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules arising under ERISA with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect. The Original Borrower and each ERISA Affiliate has complied with the Funding Rules with respect to each Pension Plan, and no waiver of the minimum funding requirements under the Funding Rules has been applied for or obtained. As of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430 of the IRC) is 60% or higher and no facts or circumstances exist that could reasonably be expected to cause the funding target attainment percentage to drop below such threshold as of the most recent valuation date.

Section 3.11          ~~Section 3.11~~ Insurance. Set forth on Schedule ~~3.11~~3.11 is a complete and accurate summary of the property and casualty insurance program of the Loan Parties as of the Effective Date (including the names of all insurers, policy numbers, expiration dates, amounts and types of coverage, annual premiums, exclusions, deductibles, self-insured retention and a description in reasonable detail of any self-insurance program, retrospective rating plan, fronting arrangement or other risk assumption arrangement involving any Loan Party). The properties of the Parent, the Original Borrower and ~~its~~the Subsidiaries of the Original Borrower are insured with financially sound and reputable insurance companies not Affiliates of the ~~Borrower~~Borrowers, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Parent, the Original Borrower or the applicable Subsidiary of the Original Borrower operates.

Section 3.12          ~~Section 3.12~~ Margin Regulations. No Loan Party and no Subsidiary thereof is engaged or will engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U), or extending credit for the purpose of purchasing or carrying margin stock. No part of the proceeds of any Loan or any Letter of Credit have been used, directly or indirectly, to purchase or carry, or to extend credit to others to purchase or carry, any margin stock (within the meaning of Regulation U) or for any other purpose that entails a violation of any Regulations of the FRB, including Regulation U.

Section 3.13          ~~Section 3.13~~ Subsidiaries; Equity Interests. No Loan Party has any Subsidiaries other than those specifically disclosed in Part I of Schedule ~~3.13~~3.13 (and any Subsidiaries that are permitted to have been organized or acquired after the Effective Date in accordance with ~~Section 6.6~~Section 6.6). All of the outstanding Equity Interests in such Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by a Loan Party in the amounts specified on Part I of Schedule ~~3.13~~3.13 free and clear of all Liens (other than Liens created by the Security Documents and Liens permitted under Section ~~6.3~~6.3). No Loan Party has any equity investments in any other Person other than those specifically disclosed in Part II of Schedule ~~3.13~~3.13 (and any Subsidiaries that are permitted to have been organized or acquired after the Effective Date in accordance with ~~Section 6.6~~Section 6.6). All of the outstanding Equity Interests in the Original Borrower have been validly issued, and are fully paid and nonassessable and are owned by Globant S.A. (Spain) in the amounts specified on Part III of Schedule ~~3.13~~3.13 free and clear of all Liens.

Section 3.14          ~~Section 3.14~~ Sanctions. None of the Loan Parties, any of their respective Subsidiaries, any director or officer, or any employee, agent, or affiliate, of the respective Loan Parties or any of their respective Subsidiaries is a Person that is, or is owned or controlled by Persons that are, (i) the target of any sanctions administered or enforced by the US Department of the Treasury’s Office of Foreign Assets Control, the US Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury or the Hong Kong Monetary Authority or other relevant sanctions authority (collectively, “Sanctions”); or (ii) located, organized or resident in a country, region or territory that is, or whose government is, the subject of Sanctions, including currently, Cuba, Iran, North Korea, Syria and the Crimea and non-governmental controlled areas of Ukraine, other than to the extent that such representation/warranty would not be permissible under the Council Regulation (EC) No 2271/96, as amended (or any implementing law or regulation in any member state of the European Union or the United Kingdom).

Section 3.15          ~~Section 3.15~~ Disclosure. The ~~Borrower has~~Borrowers have disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which ~~it~~they or any other Loan Party or any Subsidiary of the Original Borrower is subject, and all other matters known to ~~it~~them, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. The reports, financial statements, certificates or other information (whether in writing or orally) furnished by or on behalf of any Loan Party to the Administrative Agent or any Lender pursuant to or in connection with the Loan Documents (as modified or supplemented by other information so furnished), when taken as a whole, do not contain any material misstatement of fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the ~~Borrower represents~~Borrowers represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time made, it being understood that such forecasts (i) are not to be viewed as facts and are subject to significant uncertainties and contingencies, many of which are beyond the ~~Borrower’s~~Borrowers’ control, that no assurance can be given that any particular projections will be realized, that actual results may differ and that such differences may be material and adverse and (ii) are not a guarantee of performance.

Section 3.16          ~~Section 3.16~~ Security Documents. The Security Agreement has created, and continues to create, in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof. In the case of the Collateral described in the Security Agreement, financing statements and other filings in appropriate form have been filed in the appropriate offices, and the Original Borrower has granted, and continues to grant, a fully perfected first priority Lien on, and security interest in, all right, title and interest of the Original Borrower in such Collateral and the proceeds thereof solely to the extent a security interest can be perfected solely by such filing or other action required thereunder as security for the Secured Obligations, in each case prior and superior in right to any other Person (except for Liens permitted by Section ~~6.3~~6.3).

Section 3.17          ~~Section 3.17~~ Solvency, etc.

(a)            On the Amendment No. 2 Effective Date, and immediately prior to and after giving effect to Amendment No. 2, the Transactions ~~and to~~, the issuance of each Letter of Credit and each Borrowing hereunder and the use of the proceeds thereof, with respect to ~~the~~each Borrower, individually, (a) the fair value of its assets is greater than the amount of its liabilities (including contingent liabilities), (b) the present fair saleable value of its assets is not less than the amount that will be required to pay the probable liability on its debts as they become absolute and matured, (c) it is able to pay its debts and other liabilities (including contingent liabilities) as they become absolute and matured in the ordinary course of business, (d) it does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature, and (e) it is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which its property would constitute unreasonably small capital; provided that, the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

(b)            On the Effective Date, and immediately prior to and after giving effect to the Transactions and each Borrowing hereunder and the use of the proceeds thereof, (a) the fair value of the assets of the Loan Parties (on a Consolidated basis) is greater than the amount of the liabilities (including contingent liabilities), (b) the present fair saleable value of the assets of the Loan Parties (on a Consolidated basis) is not less than the amount that will be required to pay the probable liability of the Loan Parties (on a Consolidated basis) on their debts as they become absolute and matured, (c) the Loan Parties (on a Consolidated basis) are able to pay their debts and other liabilities (including contingent liabilities) as they become absolute and matured in the ordinary course of business, (d) the Loan Parties do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay as such debts and liabilities mature, and (e) the Loan Parties (on a Consolidated basis) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which their property would constitute unreasonably small capital; provided that, the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability. Each Borrower has received, and expects to receive, substantial direct and indirect benefits from the Transactions, the Loans, the Letters of Credit and the other financial accommodations made available under the Loan Documents. Each Borrower has determined in good faith that the value of those direct and indirect benefits constitutes fair and adequate consideration and reasonably equivalent value for the Obligations incurred and the Liens granted by it under the Loan Documents. No Borrower is entering into any Loan Document or incurring any Obligation with actual intent to hinder, delay or defraud any present or future creditor.

Section 3.18          ~~Section 3.18 Reserved~~Parent Matters.

(a)            The Parent is a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg.

(b)            The Parent has its central administration (administration centrale) and, for the purposes of the EU Insolvency Regulation, the center of its main interests (centre des intérêts principaux) at the place of its registered office (siège statutaire) in Luxembourg and has no establishment (as defined in the EU Insolvency Regulation) outside Luxembourg.

(c)            The Parent is not in a state of cessation of payments (cessation de paiements) nor has it lost its commercial creditworthiness (ébranlement de crédit). It is not subject to bankruptcy (faillite), insolvency, judicial, consensual or conservatory measures under the Luxembourg Business Preservation Law, suspension of payments (sursis de paiement), voluntary or judicial liquidation (liquidation volontaire ou judiciaire) or administrative dissolution without liquidation (dissolution administrative sans liquidation) proceedings, any reorganization or similar laws affecting the rights of creditors generally, no application has been made by it or by any other person for the appointment of a juge-commissaire, liquidateur, curateur, mandataire de justice, juge délégué, administrateur provisoire, conciliateur d'entreprise, or similar officer pursuant to any voluntary or judicial insolvency, winding-up, liquidation, reorganization or similar proceedings, and no discussion has started with the Minister of Economy (Ministre ayant l’Économie dans ses attributions) or the Minister for Small and Medium-Sized Enterprises (Ministre ayant les Classes moyennes dans ses attributions) in respect of financial difficulties which could jeopardize all or part of its business under the Luxembourg Business Preservation Law.

(d)            The Parent is in full compliance with all requirements of the Luxembourg legislation and regulations on the domiciliation of companies, and in particular with the Luxembourg law of 31 May 1999 on the domiciliation of companies, as amended (loi de 31 mai 1999 régissant la domiciliation des sociétés, telle que modifiée) or is renting its own premises and is not subject to the provisions of the Luxembourg law dated 31 May 1999 on the domiciliation of companies (loi de 31 mai 1999 régissant la domiciliation des sociétés, telle que modifiée).

(e)            The Parent does not carry out any activity in the financial sector on a professional basis (as referred to in the Luxembourg law of 5 April 1993 on the financial sector (loi du 5 avril 1993 relative au secteur financier, telle que modifiée) nor in the insurance sector on a professional basis (as referred to in the Luxembourg law dated 7 December 2015 on the insurance sector, as amended (loi du 7 décembre 2015 relative au secteur des assurances, telle que modifiée) nor any activity requiring a business license under the Luxembourg law of 2 September 2011 governing the access to the professions of skilled craftsmen, tradesmen, manufacturer, as well as to certain liberal professions (loi du 2 septembre 2011 réglementant l’accès aux professions d’artisan, de commerçant, d’industriel ainsi qu’à certaines professions libérales, telle que modifiée).

(f)            The Parent's execution and performance of the Loan Documents are private and commercial acts within its corporate object, in its corporate interest and supported by sufficient corporate benefit, and do not exceed its financial capacity.

(g)            No notarization, filing, registration, translation or other formality is required in Luxembourg for the validity or enforceability of the Loan Documents against it, except for any formality expressly contemplated by the Loan Documents or required for perfection, priority, admissibility in evidence or enforcement, and except in the case the Loan Documents are (i) voluntarily presented to the registration formalities (including where the Loan Documents are deposited in the minutes of a notary) in Luxembourg, (ii) appended to a document that requires mandatory registration in Luxembourg, and which results in a registration duty (droit d'enregistrement) being due, the amount of which will depend on the nature of the Loan Document to be registered.

(h)            Upon execution of any Luxembourg Security Agreement and completion of the applicable perfection requirements, such Luxembourg Security Agreement will create in favor of the Administrative Agent, for the benefit of the Secured Parties, a valid and enforceable first-priority security interest in the assets described therein, subject only to Liens permitted under Section 6.3 and mandatory priorities under applicable law, and such security will be capable of being preserved for the benefit of assignees and transferees of the Secured Obligations.

(i)             Its payment obligations under the Loan Documents rank at least pari passu with its other present and future unsecured and unsubordinated obligations, subject to obligations mandatorily preferred by applicable law.

Section 3.19          ~~Section 3.19~~ Burdensome Obligations. No Loan Party is a party to any agreement or contract or subject to any restriction contained in its organizational documents which could reasonably be expected to have a Material Adverse Effect.

Section 3.20          ~~Section 3.20~~ Labor Matters. Except as set forth on Schedule ~~3.20~~3.20, no Loan Party is subject to any labor or collective bargaining agreement. There are no existing or threatened strikes, lockouts or other labor disputes involving any Loan Party that, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect. Hours worked by and payment made to employees of the Loan Parties are not in violation of the Fair Labor Standards Act or any other Applicable Law dealing with such matters in any material respect.

Section 3.21          ~~Section 3.21~~ Reserved.

Section 3.22          ~~Section 3.22~~ EEA Financial Institution. No Loan Party is an EEA Financial Institution.

Section 3.23          ~~Section 3.23~~ Anti-Corruption. None of the Loan Parties or Subsidiaries of the Loan Parties or any of their respective directors or officers or, to the knowledge of any of the Loan Parties or Subsidiaries of the Loan Parties, any of their respective agents, employees, Affiliates or any Person acting on behalf of such party, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of any applicable anti-bribery law or Anti-Money Laundering Laws, rules or regulations in any applicable jurisdiction, including but not limited to, the United Kingdom Bribery Act 2010 and the rules and regulations thereunder (the “UK Bribery Act”), the U.S. Foreign Corrupt Practices Act of 1977, and the rules and regulations thereunder (the “FCPA”). Furthermore, the Loan Parties and, to the knowledge of the Loan Parties, their respective Affiliates have conducted their business in compliance with the UK Bribery Act, the FCPA and similar laws, rules or regulations and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

Section 3.24          ~~Section 3.24~~ Use of Proceeds. The proceeds of the Loans and Letters of Credit shall be used to pay fees, commissions and expenses of the Transactions, for lawful general corporate purposes (including, without limitation, payments and/or intercompany loans with any of the Parent’s Subsidiaries in connection with transactions permitted hereunder) and working capital requirements of the ~~Borrower~~Borrowers.

Section 3.25          ~~Section 3.25~~ Beneficial Ownership Certification. As of the Amendment No. 2 Effective Date, the information included in ~~the~~each Beneficial Ownership Certification~~, if applicable,~~ delivered with respect to any Borrower that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation is true and correct in all respects.

Article IV~~ARTICLE IV~~

Conditions Precedent

Section 4.1            ~~Section 4.1~~ Effective Date. The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.2):

(a)            The Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of such party, or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy or electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(b)            The Administrative Agent shall have received the following, each in form and substance satisfactory to the Administrative Agent:

(i)           a counterpart of (x) the Fifth Reaffirmation of Luxembourg Guaranty executed by the Parent, (y) the Fifth Reaffirmation of Spanish Guaranty executed by Globant S.A. (Spain), and (z) the Third Reaffirmation of Globant IT Guaranty;

(ii)          a counterpart of (x) the Fifth Reaffirmation of Security Agreement executed by the Borrower, and (y) the Third Reaffirmation of Globant IT Security Agreement;

(iii)         each document (including Uniform Commercial Code financing statements, if any additional filings are necessary) required by the Security Documents or reasonably requested by the Administrative Agent to be filed, registered or recorded in order to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a perfected Lien on the Collateral that is capable of being perfected by the filing of a Uniform Commercial Code financing statement described therein, prior to all other Liens (subject only to Liens permitted pursuant to Section ~~6.3~~6.3), in proper form for filing, registration or recording;

(iv)         certified copies of Uniform Commercial Code and other Lien search reports dated a date near to the Effective Date, listing all effective financing statements and other Lien filings that name the Borrower and Globant IT (under their current names and any previous names) as debtors, together with (A) copies of such financing statements or other Lien filings, and (B) such Uniform Commercial Code termination statements or amendments or other Lien terminations, as applicable, as the Administrative Agent may request;

(v)          such documents, incumbency and other certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Loan Parties, the authorization of the Transactions, the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents and any other legal matters relating to the Loan Parties, this Agreement or the Transactions (it being understood and agreed that the Administrative Agent and the Lenders shall be entitled to conclusively rely on such documents, incumbency and certificates until notice is received by the Administrative Agent from the Borrower to the contrary);

(vi)         evidence satisfactory to the Administrative Agent of the receipt of all consents required to effect the Transactions, including all regulatory approvals and licenses, if applicable;

(vii)        evidence (if additional evidence is necessary) of the existence of insurance required to be maintained pursuant to Section 5.5, together with evidence that the Administrative Agent has been named as lender’s loss payee and an additional insured on all related insurance policies;

(viii)       a certificate, dated the Effective Date and signed by a Responsible Officer of the Borrower, confirming compliance with the conditions set forth in clauses (a) and (b) of Section 4.2; and

(ix)          a Note executed by the ~~Borrower~~Borrowers in favor of each Lender requesting a Note prior to the Effective Date.

(c)            With respect to the Parent, the Administrative Agent shall have received a Luxembourg director's certificate issued by an authorized signatory of the Parent:

(i)            attaching copies of its constituent documents;

(ii)           attaching a copy of a resolution of the board of directors (conseil d'administration):

(A)            approving the terms of, and the transactions contemplated by, the Loan Documents to which it is a party and resolving that it execute, deliver and perform the Loan Documents to which it is a party;

(B)            authorizing a specified person or persons to execute the Loan Documents to which it is a party on its behalf;

(C)            authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the Loan Documents to which it is a party;

(iii)         attaching a specimen of the signature of each person authorized by the resolutions referred to in paragraph (ii) above or being generally authorized to represent the Parent;

(iv)         attaching an electronic copy of the excerpt (extrait) issued by the Luxembourg Trade and Companies Register dated on the Amendment No. 2 Effective Date in relation to the Parent;

(v)          attaching a certificate of non-inscription of a judicial decision or administrative dissolution (certificat de non inscription de décision judiciaire ou de dissolution administrative sans liquidation) in respect of the Parent issued by the Luxembourg Insolvency Register, dated on the Amendment No. 2 Effective Date;

(vi)         confirming that borrowing or guaranteeing or securing, as appropriate, the Commitments would not cause any borrowing, guaranteeing, security or similar limit binding on the Parent to be exceeded;

(vii)        certifying that each copy document relating to it specified in this Section 4.1 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the Amendment No. 2 Effective Date;

(viii)       certifying that as of the Amendment No. 2 Effective Date, the Parent (A) is not subject to bankruptcy (faillite), insolvency, judicial, consensual or conservatory measures under the Luxembourg Business Preservation Law, suspension of payments (sursis de paiement), voluntary or judicial liquidation (liquidation volontaire ou judiciaire) or administrative dissolution without liquidation (dissolution administrative sans liquidation) proceedings, any reorganization or similar laws affecting the rights of creditors generally; (B) no application has been made by it or by any other person for the appointment of a juge-commissaire, liquidateur, curateur, mandataire de justice, juge délégué, administrateur provisoire, conciliateur d’entreprise, or similar officer pursuant to any voluntary or judicial insolvency, winding-up, liquidation, reorganization or similar proceedings; (C) is not, on the Amendment No. 2 Effective Date, and will not be, as a result of its entry into this Agreement and the Loan Documents, in a state of cessation of payments (cessation de paiements) nor has it lost nor will lose its commercial creditworthiness (ébranlement de crédit) as a result of its entry into this Agreement and the Loan Documents.

(d)            ~~(c)~~ The Administrative Agent shall have received favorable written legal opinions (addressed to the Administrative Agent and the Lenders and dated the Effective Date) of New York counsel for the Loan Parties and Florida counsel for Globant IT, Luxembourg counsel to the Parent, and Spanish counsel to Globant S.A. (Spain), each in form and substance reasonably satisfactory to the Administrative Agent, and covering such other matters relating to the Loan Parties, the Loan Documents or the Transactions as the Required Lenders shall reasonably request.

(e)            ~~(d)~~ Each Lender shall have received payment of all fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced at least one (1) Business Day prior to the Effective Date, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder.

(f)            ~~(e)~~ The Administrative Agent and each Lender shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, in each case, to the extent requested in writing at least five (5) Business Days prior to the Effective Date.

(g)            ~~(f)~~ Since December 31, ~~2022~~2025, there shall not have occurred any Material Adverse Effect.

(h)            ~~(g)~~ To the extent the ~~Borrower qualifies~~Borrowers qualify as a “legal entity customer” under the Beneficial Ownership Regulation, at least three (3) Business Days prior to the Effective Date, a Beneficial Ownership Certification in relation to the ~~Borrower~~Borrowers, the Administrative Agent or such Lender shall have received such Beneficial Ownership Certification.

(i)             ~~(h)~~ The Administrative Agent shall notify the ~~Borrower~~Borrowers and the Lenders of the Effective Date, and such notice shall be conclusive and binding.

Section 4.2            ~~Section 4.2~~ Each Credit Event. The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of each Issuing Bank to issue, amend or extend any Letter of Credit, is subject to the satisfaction of the following conditions:

(a)            The representations and warranties of the Loan Parties set forth in the Loan Documents shall be true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) on and as of the date of such Borrowing or the date of issuance, amendment or extension of such Letter of Credit, as applicable, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) as of such earlier date.

(b)            At the time of and immediately after giving effect to such Borrowing or the date of issuance, amendment or extension of such Letter of Credit, as applicable, no Default or Event of Default shall have occurred or is continuing.

Each Borrowing and each issuance, amendment or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the ~~Borrower~~Borrowers on the date thereof as to the matters specified in clauses (a) and (b) of this Section.

Section 4.3            ~~Section 4.3~~ Limited Condition Transactions. Notwithstanding anything to the contrary set forth above, any credit event (excluding, for the avoidance of doubt, any Borrowing on the Effective Date), the proceeds of which are to be used to finance a Limited Condition Transaction, shall be subject to Section ~~2.25~~2.25.

Article V~~ARTICLE V~~

Affirmative Covenants

So long as any Lender has any Commitment hereunder, any ~~Loans, any Obligations or any~~Loan, Obligation or other amount payable hereunder or under any other Loan Document has not been paid in full, or any Letter of Credit remains outstanding (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank ~~shall~~ have been made), the ~~Borrower covenants and agrees, for itself and its~~Borrowers covenant and agree, for themselves and the Subsidiaries of the Original Borrower, with the Administrative Agent, the Issuing Banks and the Lenders that:

Section 5.1            ~~Section 5.1~~ Financial Statements and Other Information. The Borrower Representative shall furnish, or shall cause to be furnished, to the Administrative Agent and each Lender:

(a)            as soon as practicable, but in any event within 120 days after the end of each fiscal year:

(i)            the Parent’s audited balance sheet and related statements of operations, shareholders’ equity and cash flows as of the end of and for such year on a Consolidated basis, all reported on by independent public accountants selected by the Parent and reasonably acceptable to the Administrative Agent (it being understood and agreed that Price Waterhouse & Co. S.R.L. is deemed acceptable to the Administrative Agent) (without any qualification or exception which (x) is of a “going concern” or similar nature (other than any qualifications arising from the Loans hereunder maturing, in accordance with their terms on a non-accelerated basis, less than one year following the date of such financial statements), (y) relates to the limited scope of examination of matters relevant to such financial statement, or (z) relates to the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which could be reasonably expected to result in a Default or Event of Default) to the effect that such financial statements present fairly, in all material respects, the financial position and results of operations of the Parent and its Subsidiaries on a Consolidated basis in accordance with IFRS consistently applied;

(ii)           ~~Borrower’s~~the separate balance ~~sheet~~sheets and related statements of operations of the Borrower Representative as of the end of and for such year ~~on a Consolidated basis, all~~, certified by a Financial Officer of the Borrower Representative as presenting fairly, in all material respects, the financial position and results of operations of the Borrower Representative in accordance with IFRS consistently applied;

(b)            as soon as practicable, but in any event within 60 days after the end of each of the first three fiscal quarters of each fiscal year ~~of the Borrower’s and~~, the Parent’s balance sheet and related statements of operations, ~~and Parent’s~~ shareholders’ equity and cash flows~~, each~~  as of the end of and for such fiscal quarter and the then-elapsed portion of the fiscal year, ~~each~~ certified by a Financial Officer of the ~~Borrower and the~~ Parent~~, respectively,~~  as presenting fairly, in all material respects, the financial position and results of operations of the ~~Borrower and the Parent’s consolidated~~Parent and its Subsidiaries on a Consolidated basis in accordance with IFRS consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c)            concurrently with any delivery of financial statements under clause (a) or (b) above, a duly completed ~~and executed~~ Compliance Certificate ~~of~~executed and delivered by a Financial Officer of the Borrower ~~and the Parent, as applicable~~Representative, on behalf of the Borrowers, (i) certifying as to whether a Default or Event of Default has occurred ~~or~~and is continuing and, if a Default or Event of Default has occurred and is continuing, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with ~~Sections~~Section 6.1, and (iii) stating whether any change in IFRS or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.4 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(d)            as soon as available, but in any event within 90 days after the end of each fiscal year of the Parent, forecasts prepared by management of the Parent on a Consolidated basis, in form satisfactory to the Administrative Agent and the Required Lenders, of statements of income of the Parent and its Subsidiaries on a quarterly basis for the immediately following fiscal year and any projected changes in financial position of the Parent and its Subsidiaries and a description of the underlying assumptions applicable thereto, and as soon as available, significant revisions, if any, of such forecast with respect to such fiscal year;

(e)            promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of any Loan Party or any Subsidiary of the Original Borrower (including, without limitation, information and certifications regarding whether the Guarantors constitute “eligible contract participants” as defined in the Commodity Exchange Act and the regulations thereunder), or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender may reasonably request. The Administrative Agent and each Lender agrees to keep all information obtained by them pursuant to this clause (e) confidential in accordance with ~~Section 9.12~~Section 9.12. Notwithstanding the foregoing, no Loan Party or Subsidiary thereof shall be required to disclose any information to the extent that ~~(i)~~ (i) such Loan Party or Subsidiary is prohibited from furnishing such other information (x) by Applicable Law or (y) a binding confidentiality obligation owed by such Loan Party or such Subsidiary to any third party (provided that such confidentiality obligations were not entered into in contemplation of the requirements of this ~~Section 5.1(e)~~Section 5.1(e)), it being understood and agreed that this ~~Section 5.1(e)~~Section 5.1(e) shall not be applied to augment the periodic reporting obligation of any Loan Party under this Agreement, ~~(ii)~~ (ii) such information constitutes non-financial trade secrets or non-financial proprietary information or ~~(iii)~~ (iii) such information is subject to ~~attorney client~~attorney-client privilege or constitutes attorney work product; provided that, in each case, the ~~Borrower~~Borrowers shall provide notice to the Administrative Agent that such information is being withheld and (other than with respect to ~~clause (iii) above) the Borrower shall use its~~information subject to attorney-client privilege or constituting attorney work product) the Borrowers shall use their commercially reasonable efforts to obtain the relevant consents and to communicate, to the extent both feasible and permitted under applicable law or confidentiality obligation, the applicable information.

(f)            Notwithstanding the foregoing, the financial statements required to be delivered pursuant to clauses (a)(i) and (b) above, in each case to the extent relating to the Parent and its Subsidiaries on a Consolidated basis, shall be deemed to have been furnished to the Administrative Agent and the Lenders on the date on which such financial statements are publicly available through the SEC’s EDGAR system; provided that the Borrower Representative shall notify the Administrative Agent of such availability (which notice may be delivered by electronic communication).

Section 5.2            ~~Section 5.2~~ Notices of Material Events. The Borrower Representative shall furnish to the Administrative Agent for distribution to each Lender written notice of the following:

(a)            promptly, and in any event within three (3) days after any Responsible Officer of the Borrower or any other Loan Party obtains knowledge thereof, the occurrence of any Default or Event of Default;

(b)            promptly, and in any event within three (3) days after any Responsible Officer of the Borrower Representative or any other Loan Party obtains knowledge thereof, the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting any Loan Party or any Subsidiary of the Original Borrower that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

(c)            promptly upon a Responsible Officer of the ~~Borrower~~Borrowers or any Loan Party obtaining knowledge thereof, the occurrence of any ERISA Event (or the maintenance, commencement or, to the knowledge of the Borrower, threat of any claim, action, suit, audit or investigation with respect to any Plan other than routine claims for benefits) that, alone or together with any other ERISA Events that have occurred (and any such claims, actions, suits, audits or investigations with respect to any Plan that are being maintained or have commenced or, to the knowledge of the ~~Borrower~~Borrowers, have been threatened), could reasonably be expected to result in liability of the Original Borrower and its Subsidiaries in an aggregate amount exceeding $2,000,000;

(d)            promptly upon any Responsible Officer of the Borrower Representative or any other Loan Party obtaining knowledge thereof, any material change in accounting policies or financial reporting practices by any Loan Party or any Subsidiary of the Original Borrower;

(e)            promptly upon any Responsible Officer of the ~~Borrower~~Borrowers or any Loan Party obtaining knowledge thereof, any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect, including, without limitation, (i) breach or non-performance of, or any default under, a Contractual Obligation of any Loan Party or any Subsidiary of the Original Borrower and (ii) the commencement of, or any material development in, any litigation or proceeding affecting any Loan Party or any Subsidiary of the Original Borrower, including pursuant to any applicable Environmental Laws; and

(f)            promptly, and in any event, within three (3) days after any Responsible Officer of the ~~Borrower~~Borrowers or any other Loan Party obtains knowledge thereof, the occurrence of any of the actions or events set forth in clauses (h), (i) or (j) of ~~Section 7.1~~Section 7.1 with respect any Subsidiary of a Loan Party.

Each notice delivered under this Section shall be ~~accompanied by a statement of a~~executed by a Responsible Officer ~~setting~~of the Borrower Representative, on behalf of the Borrowers, and shall set forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Section 5.3            ~~Section 5.3~~ Existence; Conduct of Business. Each Loan Party shall, and shall cause each other Loan Party and each Material Subsidiary to, do or cause to be done all things necessary to (a) preserve, renew and keep in full force and effect its legal existence and good standing (or its jurisdictional equivalent) under the laws of the jurisdiction of its organization, (b) maintain all requisite power and authority to carry on its business as now conducted, (c) except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, preserve, renew and keep in full force and effect its qualification to do business in, and its good standing (or its jurisdictional equivalent) in, every jurisdiction where such qualification is required, and (d) preserve, renew and keep in full force and effect all other rights, qualifications, licenses, permits, privileges and franchises necessary or desirable to the conduct of its business; provided that, the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution expressly permitted under Section 6.4.

Section 5.4            ~~Section 5.4~~ Payment of Obligations. Each Loan Party shall, and shall cause each Subsidiary of the Original Borrower to, pay as the same shall become due and payable all of its material obligations and liabilities, including Tax liabilities, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings diligently conducted, and (b) the ~~Borrower or such~~applicable Loan Party or ~~such~~the applicable Subsidiary of the Original Borrower has set aside on its books adequate reserves with respect thereto in accordance with IFRS.

Section 5.5            ~~Section 5.5~~ Maintenance of Properties; Insurance. The ~~Borrower~~Borrowers shall, and shall cause each other Loan Party to, (a) keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, (b) make all necessary repairs thereto and renewals and replacements thereof except, in the case of each of clauses ~~(a)~~(a) and ~~(b)~~(b), where the failure to do so could not reasonably be expected to have a Material Adverse Effect, and (c) maintain, with financially sound and reputable insurance companies that are not Affiliates of the ~~Borrower~~Borrowers, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations. The ~~Borrower~~Borrowers shall cause each issuer of an insurance policy to provide the Administrative Agent with an endorsement (i) showing the Administrative Agent as lenders loss payee with respect to each policy of property or casualty insurance and naming the Administrative Agent and each Lender as an additional insured with respect to each policy of liability insurance, (ii) providing that 30 days’ notice shall be given to the Administrative Agent prior to any cancellation of, material reduction or change in coverage provided by or other material modification to such policy, and (iii) reasonably acceptable in all other respects to the Administrative Agent.

Section 5.6            ~~Section 5.6~~ Books and Records; Inspection Rights.

(a)            ~~(a)~~         Each Loan Party shall, and shall cause each Subsidiary of the Original Borrower to, keep proper books of record and account in which complete and accurate entries, in all material respects, in conformity with IFRS consistently applied are made of all dealings and transactions in relation to its assets, business and activities.

(b)            Each Loan Party shall, and shall cause each Subsidiary of the Original Borrower to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested; provided that, when a Default or Event of Default has occurred or is continuing, the Administrative Agent or any Lender (or any of their respective representatives) may do any of the foregoing at the expense of the ~~Borrower~~Borrowers at any time during normal business hours and without advance notice. All such inspections or audits by the Administrative Agent shall be at the ~~Borrower’s~~Borrowers’ expense; provided that (i) so long as no Default or Event of Default exists, the ~~Borrower~~Borrowers shall not be required to reimburse the Administrative Agent for inspections or audits more frequently than once in each fiscal year and (ii) ~~any~~ such reimbursement shall be limited to reasonable and documented expenses. The Borrower Representative hereby authorizes and instructs ~~its~~the Parent’s independent accountants to discuss the ~~Borrower’s~~Parent’s affairs, finances and condition with the Administrative Agent and any Lender, at the Administrative Agent’s or such Lender’s request; provided, that, unless an Event of Default shall have occurred and is continuing, the ~~Borrower~~Borrowers shall have been afforded a reasonable opportunity to be present at any such discussions. The Administrative Agent and each Lender agrees to keep all information obtained by them pursuant to this Section confidential in accordance with ~~Section 9.12~~Section 9.12. Notwithstanding the foregoing, no Loan Party or Subsidiary thereof shall be required to disclose any information to the extent that (i) such Loan Party or Subsidiary is prohibited from furnishing such other information (x) by Applicable Law or (y) a binding confidentiality obligation owed by such Loan Party or such Subsidiary to any third party (provided that such confidentiality obligations were not entered into in contemplation of the requirements of this ~~Section 5.6~~Section 5.6), it being understood and agreed that this ~~Section 5.6~~Section 5.6 shall not be applied to augment the periodic reporting obligation of any Loan Party under this Agreement, (ii) such information constitutes non-financial trade secrets or non-financial proprietary information or (iii) such information is subject to attorney client privilege or constitutes attorney work product; provided that, in each case, the ~~Borrower~~Borrowers shall provide notice to the Administrative Agent that such information is being withheld and (other than with respect to clause (iii) above) the ~~Borrower~~Borrowers shall use ~~its~~their commercially reasonable efforts to obtain the relevant consents and to communicate, to the extent both feasible and permitted under applicable law or confidentiality obligation, the applicable information.

Section 5.7            ~~Section 5.7~~ Compliance with Laws and Contractual Obligations. Each Loan Party shall, and shall cause each Subsidiary of the Original Borrower to, comply in all material respects with Applicable Law (including Environmental Laws, Sanctions and Anti-Money Laundering Laws), and perform in all material respects its Contractual Obligations, and shall maintain policies and procedures designed to ensure continued compliance with the UK Bribery Act, the FCPA and similar laws, rules or regulations.

Section 5.8            ~~Section 5.8~~ Use of Proceeds. The proceeds of the Loans and Letters of Credit shall be used only to pay Transaction Costs, for lawful general corporate purposes (including, without limitation, payments and/or intercompany loans with any of the Parent’s Subsidiaries in connection with transactions permitted hereunder) and working capital of the ~~Borrower~~Borrowers. No part of the proceeds of any Loan or Letter of Credit shall be used, whether directly or indirectly, for any purpose that entails a violation of any Regulation of the FRB, including Regulations T, U and X.

Section 5.9            ~~Section 5.9~~ Further Assurances.

(a)            Each Loan Party shall take such actions as are necessary or as the Administrative Agent or the Required Lenders may reasonably request from time to time, at the ~~Borrower’s~~Borrowers’ expense, to carry out more effectively the purposes of the Loan Documents and to ensure that the Secured Obligations are (a) secured by substantially all ~~of the~~ assets of the Original Borrower and ~~each Material Subsidiary (as well as~~Globant IT, (b) secured by all Equity Interests of each Domestic Subsidiary owned by the Original Borrower and 65% of ~~all Equity~~the voting Equity Interests and 100% of the non-voting Equity Interests of each Foreign Subsidiary ~~that is owned by either the Borrower or a Domestic Subsidiary) and guaranteed by the Parent, Globant S.A. (Spain) and each Material Subsidiary (including, upon the acquisition or creation thereof, any Material Subsidiary acquired or created after the Effective Date)~~directly owned by the Original Borrower, (c) secured by the assets of the Parent in accordance with Section 5.14 and (d) guaranteed by each Guarantor, in each case as the Administrative Agent may determine in its reasonable discretion; provided that~~, no Loan Party~~ none of the Parent, Original Borrower or Globant IT shall be required to ~~(i)~~ take any collateral perfection action other than (i) the filing of Uniform Commercial Code financing statements ~~or (ii) bear the costs or expenses of any collateral~~(or equivalent in its jurisdiction of organization) or (ii) perfection ~~other than as described in clause~~ steps required pursuant to Section 5.14(~~i~~a), in each case, except following the request of the Administrative Agent following the occurrence and during the continuance of an Event of Default.

~~(b) Reserved.~~

(b)            Notwithstanding the foregoing, during any Collateral Suspension Period, the Loan Parties shall not be required to grant, perfect or maintain Liens securing the Secured Obligations, and, at the written request of the Borrower Representative and at the expense of the Borrowers, the Administrative Agent shall promptly release the Liens granted under the Security Documents and return possessory Collateral then held by it. The guarantees under the Loan Documents shall remain in full force and effect during each Collateral Suspension Period. Upon termination of a Collateral Suspension Period, the Borrower Representative shall promptly notify the Administrative Agent and, within 60 days after such termination (or such longer period as the Administrative Agent may agree in its reasonable discretion), the Loan Parties shall execute and deliver the Security Documents and take the actions reasonably requested by the Administrative Agent to cause the Secured Obligations to be secured by the Collateral to the same extent required immediately before the commencement of such Collateral Suspension Period.

(c)            If any Material Subsidiary is formed or acquired after the Effective Date, the Borrower Representative shall promptly, and in any event within 30 days (or such longer period as the Administrative Agent may agree) after such newly formed or acquired Material Subsidiary is formed or acquired, notify the Administrative Agent thereof, and cause such Material Subsidiary to become a Guarantor by delivering to the Administrative Agent any applicable Security Documents (in each case in the form contemplated hereby or otherwise acceptable to the Administrative Agent), duly executed and delivered by such Material Subsidiary, pursuant to which such Material Subsidiary agrees to be bound by the terms and provisions thereof, such Security Documents to be accompanied by appropriate corporate resolutions, other corporate documentation and legal opinions in form and substance reasonably satisfactory to the Administrative Agent and its counsel~~.~~ ; provided that no Material Subsidiary of the Parent that is organized outside the Grand Duchy of Luxembourg (other than any Person that is a Loan Party on the Amendment No. 2 Effective Date) shall be required to become a Guarantor, grant security or otherwise become a Loan Party pursuant to this Section 5.9.

(d)            The Borrower Representative shall furnish to the Administrative Agent at least 30 days’ prior written notice of any change (i) in any Loan Party’s legal name (as set forth in its certificate of organization or like document), (ii) in the jurisdiction of incorporation or organization of any Loan Party or in the form of its organization, or (iii) in any Loan Party’s organizational identification number (if applicable).

(e)            Not later than five days after delivery of financial statements pursuant to Section 5.1(a), the Borrower Representative shall deliver to the Administrative Agent a certificate duly executed by a Responsible Officer of the Borrower Representative, on behalf of the Borrowers, (i) setting forth any updates to Schedule ~~3.13~~3.13 or (ii) confirming that there has been no change in such information since the Effective Date or the most recent certificate delivered pursuant to this Section ~~(~~, as applicable~~)~~.

Section 5.10          ~~Section 5.10~~ Deposit Accounts. Unless the Administrative Agent otherwise consents in writing, the ~~Borrower~~Borrowers shall maintain ~~its~~their primary operating accounts with the Administrative Agent or any Lender.

Section 5.11          ~~Section 5.11~~ Accuracy of Information. The ~~Borrower~~Borrowers will ensure that any information, including financial statements or other documents, prepared by or on behalf of the ~~Borrower~~Borrowers and furnished to the Administrative Agent or the Lenders in connection with any Loan Document or any amendment or modification thereof or waiver thereunder contains no material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not materially misleading, and the furnishing of such information shall be deemed to be a representation and warranty by the ~~Borrower~~Borrowers on the date thereof as to the matters specified in this Section 5.11.

Section 5.12          ~~Section 5.12~~ Additional Information. Promptly following any request therefor, the Borrower Representative shall provide, or cause the applicable Loan Party to provide, information and documentation reasonably requested by the Administrative Agent or any Lender to evidence compliance with Section ~~3.14, or for the purpose of the Administrative Agent’s or such Lender’s~~3.14 or for purposes of compliance with “know your customer” and Anti-Money Laundering Laws, ~~rules and regulations,~~ including~~, without limitation,~~  the PATRIOT Act, the FCPA~~,~~  and the Beneficial Ownership Regulation, including information and documentation regarding each Borrower and each other Loan Party.

Section 5.13          [Reserved]

Section 5.14          Luxembourg Security Matters. The Parent shall execute (a) promptly upon request of the Administrative Agent, a Luxembourg Account Pledge Agreement with respect to each material bank account maintained by it in Luxembourg, and (b) at closing, a Luxembourg Receivables Pledge Agreement over its material present and future receivables, including intercompany receivables and trade receivables. Each Luxembourg Security Agreement shall include the notices, acknowledgments, registrations and other perfection steps required under Luxembourg law and shall provide for the enforcement and appropriation rights available under the Luxembourg law of August 5, 2005 on financial collateral arrangements (loi du 5 août 2005 sur les contrats de garantie financière, telle que modifiée), where applicable. The Administrative Agent shall be authorized to hold and enforce each Luxembourg Security Agreement in its own name for the benefit of the Secured Parties. In case of any assignment, transfer or novation of the Secured Obligations (including any assignment, transfer or novation by an existing Lender to a new Lender or a participant, of all or any part of its rights and obligations under this agreement or any of the other Loan Documents), it is expressly agreed that, for the purposes of Article 1278 and/or Article 1281 of the Luxembourg Civil Code (to the extent applicable), any assignment, amendment, transfer and/or novation of any kind permitted under, and made in accordance with the provisions of this agreement or any agreement referred to herein to which a Luxembourg Loan Party is a party (including any Security Document), any privilege and any security interest created or guarantee given under the Loan Documents or in relation to the Loan Documents shall be preserved and continue in full force and effect to the benefit of the new Lender or participant and each other Secured Party.

Section 5.15          COMI and Central Administration. The Parent and any relevant Luxembourg Loan Party shall maintain its central administration (administration centrale) and, for the purposes of the EU Insolvency Regulation, the center of its main interests (centre des intérêts principaux) at the place of its registered office (siège statutaire) in Luxembourg and shall have no establishment (as defined in the EU Insolvency Regulation) outside Luxembourg.

Article VI~~ARTICLE VI~~

Negative Covenants

So long as any Lender has any Commitment hereunder, any ~~Loans, any Obligations or any~~Loan, Obligation or other amount payable hereunder or under any other Loan Document has not been paid in full, or any Letter of Credit remains outstanding (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank ~~shall~~ have been made), the ~~Borrower covenants and agrees, for itself and on behalf of its~~Borrowers covenant and agree, for themselves and the Subsidiaries of the Original Borrower, with the Administrative Agent, the Issuing Banks and the Lenders that:

Section 6.1            ~~Section 6.1~~ Financial Covenants.

(a)            [Reserved].

(b)            ~~(a) Interest Coverage~~Maximum Net Leverage Ratio. The ~~Borrower shall not permit the Interest Coverage~~Maximum Net Leverage Ratio as of the last day of any Computation Period ~~to be less than 3.00~~shall not exceed 3.50 to 1.00 for such ~~Computation Period~~period.

~~(b) Maximum Net Leverage Ratio. The Maximum Net Leverage Ratio as of the last day of any Computation Period shall not exceed 3.50 to 1.00 for such period.~~

(c)            Leverage Covenant Increase. Notwithstanding Section 6.1(b), upon the consummation by the Borrowers or any Subsidiary of the Parent of an Acquisition permitted under Section 6.4 for aggregate consideration of at least $100,000,000, the Borrower Representative may, on behalf of the Borrowers, by written notice to the Administrative Agent delivered at least five (5) Business Days prior to the date of consummation of such Acquisition, elect to increase the Maximum Net Leverage Ratio permitted under Section 6.1(b) to 4.00 to 1.00 for the fiscal quarter in which such Acquisition is consummated and the three immediately succeeding fiscal quarters (such four-fiscal-quarter period, a “Leverage Increase Period”); provided that the Maximum Net Leverage Ratio shall not exceed 4.00 to 1.00 at any time pursuant to this Section 6.1(c). Upon expiration of each Leverage Increase Period, the Maximum Net Leverage Ratio shall automatically revert to 3.50 to 1.00. The Borrowers may make no more than three elections pursuant to this Section 6.1(c) during the term of this Agreement. No Leverage Increase Period may be elected unless the applicable Acquisition, after giving effect thereto on a pro forma basis, would result in an increase in the Maximum Net Leverage Ratio. Following the expiration of any Leverage Increase Period, at least two full fiscal quarters shall elapse during which the Maximum Net Leverage Ratio does not exceed 3.50 to 1.00, without giving effect to this Section 6.1(c), before another Leverage Increase Period may commence.

Section 6.2            ~~Section 6.2~~ Indebtedness. The Original Borrower shall not, and shall not cause or permit any Subsidiary of the Original Borrower to, create, incur, assume or permit to exist any Indebtedness, except:

(a)            Indebtedness created under the Loan Documents;

(b)            Indebtedness existing on the date hereof and set forth in Schedule ~~6.2~~6.2, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof, except reasonable fees and expenses incurred in connection with such extension, renewal or replacement, or change any direct or contingent obligor with respect thereto;

(c)            Indebtedness of the Original Borrower to any Subsidiary and of any Subsidiary to the Original Borrower or any other Subsidiary;

(d)            Guarantees by the Original Borrower of Indebtedness otherwise permitted hereunder of any Subsidiary and by any Subsidiary of Indebtedness otherwise permitted hereunder of the Original Borrower or any other Subsidiary;

(e)            ~~(i)~~ (i)      Indebtedness of the Original Borrower or any Subsidiary of the Original Borrower incurred to finance the acquisition, construction, repair, development or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof except reasonable fees and expenses incurred in connection with such extension, renewal or replacement; provided that, such Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction, repair, development or improvement; and

(ii)           ~~(ii)~~ Indebtedness of any Person that becomes a Subsidiary of the Original Borrower after the date hereof; provided that, such Indebtedness exists at the time such Person becomes a Subsidiary of the Original Borrower and is not created in contemplation of or in connection with such Person becoming a Subsidiary of the Original Borrower;

provided that, the aggregate principal amount of Indebtedness permitted by this clause ~~(e)~~(e) shall not exceed the greater of (i) $35,000,000 or (ii) ten percent (10%) of Consolidated EBITDA at any time outstanding;

(f)             Guarantees permitted under Section ~~6.9(vi)~~6.9(vi).

(g)            Reserved.

(h)           obligations (contingent or otherwise) of the Original Borrower or any ~~Subsidiary~~of its Subsidiaries existing or arising under any Hedging Agreement permitted under Section 6.7;

(i)            Reserved.

(j)            contingent liabilities arising with respect to customary indemnification obligations in favor of sellers, unsecured earn-outs or deferred purchase price obligations, or other similar contingent payment obligations in connection with Acquisitions permitted under Section 6.4 and purchasers in connection with Dispositions permitted under Section 6.5;

(k)            other unsecured Indebtedness, so long as the following conditions are met:

(i)            both immediately before and after giving effect to the incurrence of such Indebtedness, no Default or Event of Default exists;

(ii)            upon giving effect to the incurrence of such Indebtedness on a pro forma basis, the Loan Parties would be in compliance with the financial covenants set forth in Section ~~6.1~~6.1 as of the last day of the Computation Period during which such Indebtedness was incurred;

(iii)            the stated maturity of such Indebtedness is no earlier than 90 days after the Maturity Date; and

(iv)            the representations, conditions, covenants, defaults and similar non-economic provisions applicable to such Indebtedness are no more restrictive to the Loan Parties than the provisions contained in this Agreement; and

(l)            other secured and/or unsecured Indebtedness in an aggregate principal amount not to exceed the greater of (i) $35,000,000 or (ii) ten percent (10%) of Consolidated EBITDA in the aggregate at any time outstanding.

Section 6.3            ~~Section 6.3~~ Liens. The Original Borrower shall not, and the Original Borrower shall not cause or permit any of its Subsidiaries to create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a)            Liens pursuant to any Loan Document;

(b)            Permitted Encumbrances;

(c)            any Lien on any property or asset of the Original Borrower or any ~~Subsidiary~~of its Subsidiaries existing on the date hereof and set forth in Schedule ~~6.3~~6.3; provided that, (i) such Lien shall not apply to any other property or asset of the Original Borrower or any ~~Subsidiary~~of its Subsidiaries, and (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof except for reasonable fees and expenses incurred in connection with such extension, renewal or replacement;

(d)            any Lien existing on any property or asset prior to the acquisition thereof by the Original Borrower or any ~~Subsidiary~~of its Subsidiaries or existing on any property or asset of any Person that becomes a Subsidiary of the Original Borrower after the date hereof prior to the time such Person becomes a Subsidiary of the Original Borrower; provided that, (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary of the Original Borrower, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Original Borrower or any ~~Subsidiary~~of its Subsidiaries, and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary of the Original Borrower, as the case may be and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof except for reasonable fees and expenses incurred in connection with such extension, renewal or replacement;

(e)            Liens on fixed or capital assets acquired, constructed or improved by the Original Borrower or any ~~Subsidiary~~of its Subsidiaries; provided that, (i) such security interests secure Indebtedness permitted by clause (e) of Section 6.2, (ii) such security interests and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (iii) the Indebtedness secured thereby does not exceed the cost or fair market value, whichever is lower, of the fixed or capital assets being acquired, constructed or improved, and (iv) such security interests shall not apply to any other property or assets of the Original Borrower or any Subsidiary of the Original Borrower;

(f)            Liens and rights of setoff of banks and securities intermediaries in respect of deposit accounts and securities accounts maintained in the ordinary course of business; and

(g)            Liens securing Indebtedness permitted by Section ~~6.2(l)~~6.2(l) hereof.

Section 6.4            ~~Section 6.4~~ Fundamental Changes. No Loan Party shall~~, and no Loan Party shall cause or permit any Subsidiary of the Borrower to,~~  merge into or consolidate with any other Person, ~~or~~ permit any other Person to merge into or consolidate with it, ~~or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions)~~Dispose of all or substantially all of its assets~~, or all or substantially all of the Equity Interests of any Subsidiary (in each case, whether now owned or hereafter acquired)~~, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing, (i) any Person may merge with and into ~~the~~any Borrower in a transaction in which ~~the~~such Borrower is the surviving ~~corporation~~entity, (ii) any Person (other than ~~the~~a Borrower~~, Globant IT, the Parent or Globant S.A. (Spain)~~) may merge with and into any ~~Subsidiary~~other Loan Party in a transaction in which such Loan Party is the surviving entity ~~is a Subsidiary~~, (iii) any ~~Subsidiary may sell, transfer, lease or otherwise dispose of its~~Loan Party may Dispose of assets to ~~the Borrower or to a Wholly Owned Subsidiary~~another Loan Party, (iv) any ~~Subsidiary~~Loan Party other than a Borrower may liquidate or dissolve if ~~the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders~~its assets are distributed to another Loan Party, (v) any merger or consolidation to effect an Investment permitted under ~~Section 6.6~~Section 6.6 or a Disposition permitted under ~~Section 6.5~~Section 6.5, and (vi) any Acquisition by a Loan Party ~~or any Wholly Owned Subsidiary of a Loan Party~~ where:

(A)            immediately before and after giving effect to such Acquisition, no Default shall exist;

(B)            immediately before and after giving effect to such Acquisition on a pro forma basis, as at the end of the most recent fiscal quarter for which financial statements are delivered, the Loan Parties shall be in compliance with the Maximum Net Leverage Ratio covenant set forth in Section ~~6.1(b~~6.1(b) (giving effect, in the case of an Acquisition that is the subject of an election under Section 6.1(c), to the increase in the Maximum Net Leverage Ratio permitted thereby);

(C)            in the case of the Acquisition of any Person, the board of directors or other applicable managing entity of such Person shall have approved such Acquisition;

(D)            if requested by the Administrative Agent, reasonably prior to such Acquisition, the Administrative Agent shall have received complete executed or conformed copies of each material document, instrument and agreement to be executed in connection with such Acquisition together with all lien search reports and lien release letters and other documents as the Administrative Agent may require to evidence the termination of Liens on the assets or business to be acquired;

(E)            the provisions of Sections 5.9 and 5.12 shall be satisfied; and

(F)            if requested by the Administrative Agent, reasonably prior to such Acquisition, the Borrower Representative shall have delivered, on behalf of the Borrowers, to the Administrative Agent a certificate of its Chief Financial Officer in the form of ~~Exhibit H~~Exhibit H attached hereto certifying as to compliance with the requirements set forth in clauses (A) through (E) above;

provided that, any such merger involving a Person that is not a Wholly Owned Subsidiary immediately prior to such merger shall not be permitted unless also permitted by Section 6.6.

Notwithstanding the foregoing, no Borrower may merge, consolidate, liquidate, dissolve, change its jurisdiction of organization or dispose of all or substantially all of its assets unless (A) such Borrower is the surviving entity or the surviving entity expressly assumes all Obligations of such Borrower pursuant to documentation satisfactory to the Administrative Agent, (B) the Administrative Agent has received all organizational documents, authorizations, legal opinions and “know your customer” and beneficial ownership information reasonably requested by it, (C) no Lender is required as a result thereof to lend in a jurisdiction or through a structure in which it is not lawfully permitted or duly authorized to lend, (D) no adverse withholding, gross-up or other Tax consequence to any Secured Party results therefrom, (E) all Liens securing the Secured Obligations remain valid, perfected and enforceable with the priority required by the Loan Documents and (F) no Default has occurred and is continuing or would result therefrom.

Section 6.5            ~~Section 6.5~~ Disposition of Property. The Original Borrower shall not, and shall not cause or permit any of its Subsidiaries to, Dispose of any of its property, whether now owned or hereafter acquired, or, in the case of any Subsidiary of the Original Borrower, issue or sell any shares of such Subsidiary’s Equity Interests to any Person, except:

(a)            the Disposition of obsolete or ~~worn out~~worn-out property in the ordinary course of business;

(b)            the sale of inventory in the ordinary course of business;

(c)            the sale or issuance of any Subsidiary’s Equity Interests to the Original Borrower or any other Loan Party or, in the case of any Subsidiary that is not a Loan Party, to any other Subsidiary that is not a Loan Party;

(d)            any Disposition of assets (i) from one Foreign Subsidiary to another Foreign Subsidiary, (ii) from one Domestic Subsidiary to another Domestic Subsidiary, (iii) from one Loan Party to another Loan Party or (iv) from a Subsidiary to a Loan Party;

(e)            sales of Cash Equivalent Investments in the ordinary course of business and for fair market value;

(f)            Disposition of receivables pursuant to a true sale under a factoring or receivables purchase agreement; provided that (i) the purchase price for the receivables shall be the fair market value with a market standard discount for a sale ~~or~~of receivables under a factoring or purchase agreement; (ii) the purchase price is paid 100% in cash; (iii) the Net Cash Proceeds of such sale are deposited into ~~the Borrower’s~~an operating ~~accounts~~account of the Original Borrower at the Administrative Agent or ~~Citibank, N.A.~~any Lender on the day such proceeds are paid to the Original Borrower; and (iv) the aggregate purchase price of such receivables sold, which are open or outstanding at any time, under such ~~a~~ factoring or purchase ~~agreement~~agreements shall not exceed $~~50,000,000~~100,000,000; and

(g)            the Disposition of other property not described in clauses (a) through (f) above for not less than fair market value as long as (i) at least 75% of the consideration therefor consists of cash and Cash Equivalent Investments, and (ii) the aggregate fair market value of such property so disposed of does not exceed $15,000,000.

Section 6.6            ~~Section 6.6~~ Investments, Loans, Advances, Guarantees and Acquisitions. The Original Borrower shall not, and shall not cause or permit any of its Subsidiaries to, purchase, hold or acquire (including pursuant to any merger with any Person that was not a Wholly Owned Subsidiary prior to such merger) any Investment, except:

(a)            Cash Equivalent Investments;

(b)            Investments by the Original Borrower in the Equity Interests of its Subsidiaries;

(c)            Investments by any Loan Party in any other Loan Party;

(d)            loans or advances made by the Original Borrower to any Subsidiary of the Original Borrower and made by any Subsidiary to the Original Borrower or any other Subsidiary of the Original Borrower;

(e)            Guarantees constituting Indebtedness permitted by Section 6.2;

(f)            (i) advances to officers, directors and employees of the Original Borrower and its Subsidiaries in an aggregate amount not to exceed $2,500,000 at any time outstanding, for travel, entertainment, relocation and analogous ordinary business purposes and (ii) Investments consisting of loans to employees to finance the purchase of Equity Interests (other than Disqualified Equity Interests) of the ~~Borrower~~Borrowers pursuant to employee stock purchase plans or agreements approved by the Original Borrower’s manager or board of directors, as applicable, in an aggregate principal amount not to exceed $2,500,000 outstanding at any time;

(g)            bank deposits in the ordinary course of business;

(h)            Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(i)            non-cash consideration received, to the extent permitted by the Loan Documents, in connection with the Disposition of property permitted by this Agreement;

(j)            Investments to consummate Acquisitions permitted by Section 6.4;

(k)            Hedging Agreements permitted by ~~Section 6.7~~Section 6.7, to the extent any such Hedging Agreement constitutes an Investment;

(l)            Investments listed on Schedule ~~6.6~~6.6 as of the Effective Date;

(m)            Investments existing when a Person becomes a Subsidiary of the Original Borrower or at the time such Person merges or consolidates with the Original Borrower or any ~~Subsidiary~~of its Subsidiaries as permitted under ~~Section 6.4~~Section 6.4, so long as such Investments were not made in contemplation of such Person becoming a Subsidiary of the Original Borrower or of such consolidation, merger or Acquisition; and

(n)            other Investments (including loans or advances made by the Original Borrower to any Subsidiary of the Parent that is not a ~~Subsidiary of the Borrower~~Loan Party) not to exceed the greater of (i) $70,000,000 or (ii) twenty percent (20%) of Consolidated EBITDA in the aggregate at any time outstanding; provided that Investments may be made in excess of such amount so long as immediately before and after giving effect to such Investment (i) no Default or Event of Default exists, (ii) the Maximum Net Leverage Ratio shall not exceed 3.50~~:100~~ to 1.00 for such computation period and (iii) the Loan Parties maintain ~~a~~ minimum ~~balance~~Liquidity of $50,000,000 ~~of cash (which shall consist of domestic (U.S.) unrestricted cash plus any unused Revolving Commitments)~~ after such Investment is made;

provided that, any Investment that when made complies with the requirements of the definition of the term “Cash Equivalent Investment” may continue to be held notwithstanding that such Investment if made thereafter would not comply with such requirements.

Section 6.7            ~~Section 6.7~~ Hedging Agreements. The Original Borrower shall not, and shall not cause or permit any of its Subsidiaries to, enter into any Hedging Agreement, except (a) Hedging Agreements entered into to hedge or mitigate risks to which the ~~Borrower~~Borrowers or any such Subsidiary has actual exposure (other than those in respect of Equity Interests of the ~~Borrower~~Borrowers or any Subsidiary), and (b) Hedging Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate, from floating to fixed rates, or otherwise) with respect to any interest-bearing liability or investment of the ~~Borrower~~Borrowers or any such Subsidiary.

Section 6.8            ~~Section 6.8~~ Restricted Payments~~.~~  The Loan Parties shall not, and shall not cause or permit any of their Subsidiaries to, declare, or make, or agree to pay or make, directly or indirectly, any Restricted Payments in an aggregate amount that exceeds $~~25,000,000~~100,000,000 during any fiscal year; provided that, the Loan Parties may make Restricted Payments in excess of such amount so long as both immediately before and after making such Restricted Payment (i) the Maximum Net Leverage Ratio is less than ~~2.75:1:00~~3.00 to 1.00, (ii) the Loan Parties maintain a minimum balance of $50,000,000 of cash (which shall consist of ~~domestic (U.S.)~~ unrestricted cash of the Loan Parties plus any unused Revolving Commitments), after such Restricted Payment is made, and (iii) both immediately before and after making such Restricted Payment, no Default or Event of Default exists.

Section 6.9            ~~Section 6.9~~ Transactions with Affiliates. No Loan Party shall, and no Loan Party shall cause or permit any Subsidiary of the Original Borrower to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except ~~(i)~~ (i) in the ordinary course of business on terms and conditions not less favorable to such Loan Party or Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties, ~~(ii)~~ (ii) transactions between or among the Loan Parties not involving any other Affiliates, ~~(iii)~~ (iii) transactions expressly permitted pursuant to this Agreement, ~~(iv)~~ (iv) employment, consulting, severance and other service or benefit related arrangements between the Loan Parties and their respective officers and employees in the ordinary course of business, ~~(v)~~ (v) the payment of ordinary course customary fees, expenses and indemnities to directors, officers, employees and consultants of the Loan Parties, ~~(vi)~~ (vi) guaranties of obligations of Affiliates with third parties, not to exceed the greater of (x) $70,000,000 and (y) twenty percent (20%) of Consolidated EBITDA, in the aggregate at any time outstanding (excluding guaranties of the Obligations under the Loan Documents), and ~~(vii)~~ (vii) any transaction with an Affiliate that, as such, has been expressly approved by either a majority of such Loan Party’s independent directors or a committee of such Loan Party’s directors consisting solely of independent directors, in each case, in accordance with such independent directors’ fiduciary duties in their capacity as such and upon advice from independent counsel.

Section 6.10          ~~Section 6.10~~ Changes in Nature of Business. No Loan Party or any Subsidiary of a Loan Party shall engage in any business other than businesses of the type conducted by such entity on the date of execution of this Agreement and businesses reasonably incidental or related thereto and any reasonable extension thereof.

Section 6.11          ~~Section 6.11~~ Negative Pledges; Restrictive Agreements. The Original Borrower shall not, and shall not cause or permit any of its Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of the Original Borrower or any such Subsidiary to create, incur or permit to exist any Lien upon any of its property, or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any shares of its Equity Interests or to make or repay loans or advances to the Original Borrower or any such Subsidiary or to Guarantee Indebtedness of the Original Borrower or any such Subsidiary or transfer any of its properties to any Loan Party; provided that, (i) the foregoing shall not apply to restrictions and conditions imposed by Applicable Law or by the Loan Documents, (ii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of any asset or a Subsidiary of the Original Borrower pending such sale; provided that, such restrictions and conditions apply only to the asset or the Subsidiary of the Original Borrower that is to be sold and such sale is permitted hereunder, and (iii) clause (a) of the foregoing shall not apply to customary provisions in leases and other contracts restricting the assignment thereof.

Section 6.12          ~~Section 6.12~~ Restriction of Amendments to Certain Documents. No Loan Party shall amend such Person’s articles or certificates of organization or formation, operating agreement or other agreement, instrument or document affecting such Person’s organization, management or governance, in each case, in any respect which is materially adverse to the Lenders.

Section 6.13          ~~Section 6.13~~ Changes in Fiscal Periods. No Loan Party shall change its fiscal year to end on a day other than December 31 or change its method of determining fiscal quarters.

Section 6.14          ~~Section 6.14~~ [Reserved].

Section 6.15          ~~Section 6.15~~ Sanctions; Anti-Corruption.

(a)            The ~~Borrower~~Borrowers will not, directly or indirectly, use the proceeds of the Loans or any Letter of Credit, or lend, contribute or otherwise make available such proceeds to any Loan Party or any Subsidiary of a Loan Party, joint venture partner or other Person, (i) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions, or (ii) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the Loans or Letters of Credit, whether as Administrative Agent, Joint Lead Arranger, Joint Bookrunner, Joint Syndication Agent, Issuing Bank, Lender, underwriter, advisor, investor or otherwise), other than to the extent this covenant would not be permissible under ~~of~~ Council Regulation (EC) No 2271/96, as amended (or any implementing law or regulation in any member state of the European Union or the United Kingdom).

(b)            No part of the proceeds of the Loans or Letters of Credit will be used, directly or indirectly, for any payments that could constitute a violation of any applicable anti-bribery law.

Section 6.16          ~~Section 6.16~~ [Reserved].

Section 6.17          ~~Section 6.17~~ Lien on Equity Interests of the Original Borrower. The Original Borrower shall not cause or permit any Guarantor to create, incur, assume or suffer to exist any Lien upon the Equity Interests of the Original Borrower other than any Lien in favor of the Administrative Agent for the benefit of the Secured Parties.

Article VII~~ARTICLE VII~~

Events of Default

Section 7.1            ~~Section 7.1~~ Events of Default. If any of the following events (“Events of Default”) shall occur:

(a)            ~~the~~any Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof, by reason of acceleration or otherwise;

(b)            ~~the~~any Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Section) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three (3) Business Days;

(c)            any representation or warranty made or deemed made by or on behalf of the Borrower or any other Loan Party in or in connection with this Agreement, any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement, any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, shall prove to have been incorrect or misleading in any material respect (except for representations and warranties that are qualified by materiality, which shall not be incorrect or misleading in any respect) when made or deemed made;

(d)            any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in ~~Section 2.20~~Section 2.20, Section 5.1(a), (b), and (c), Section 5.2, Section 5.3(with respect to the existence of any Loan Party), ~~Section 5.6(b)~~Section 5.6(b), Section 5.8 or Section 5.9 or in ~~Article VI~~Article VI;

(e)            the ~~Borrower~~Borrowers or any other Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement or any other Loan Document (other than those specified in clause~~(a)~~ (a), (b) or (d) of this Section), and such failure shall continue unremedied for a period of 30 days after the earlier of (x) notice thereof from the Administrative Agent to the ~~Borrower~~Borrowers (which notice will be given at the request of any Lender), and (y) the date a Responsible Officer of the ~~Borrower~~Borrowers or such other Loan Party becomes aware of such failure;

(f)             any Loan Party shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable, which failure shall continue beyond any applicable cure period specified in the agreement or instrument governing such Material Indebtedness;

(g)            any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity or (in the case of any Material Indebtedness constituting a Guarantee) to become payable; provided that, this clause (g) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness if such voluntary sale or transfer is permitted under this Agreement;

(h)            an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of any Loan Party or ~~any Subsidiary of the Borrower or~~ its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or ~~any Subsidiary of the Borrower or~~ for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(i)             any Loan Party ~~or any Subsidiary of the Borrower~~ shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Section, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or ~~any Subsidiary of the Borrower or~~ for a substantial part of any of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, or (vi) take any action for the purpose of effecting any of the foregoing;

(j)             any Loan Party ~~or any Subsidiary of the Borrower~~ shall admit in writing its inability or fail generally to pay its debts as they become due;

(k)            one or more judgments for the payment of money in an aggregate amount in excess of $3,000,000 shall be rendered against ~~a~~any Loan Party ~~any Subsidiary or any combination thereof~~ (not paid or covered by insurance) and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of ~~a~~any Loan Party ~~or any Subsidiary~~ to enforce any such judgment;

(l)             an ERISA Event shall have occurred that, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(m)           any provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, shall cease to be in full force and effect; or any Loan Party or any other Person acting on any Loan Party’s behalf shall contest in any manner the validity or enforceability of any material provision of any Loan Document in writing; or any Loan Party shall deny that it has any or further liability or obligation under any Loan Document, or shall purport to revoke, terminate or rescind any provision of any Loan Document;

(n)            a Change in Control shall occur; or

(o)            any of the actions or events set forth in clauses (h), (i) or (j) of this ~~Section 7.1~~Section 7.1 shall occur with respect to one or more Subsidiaries of any Loan Party, and such action or event could reasonably be expected to (after giving effect to any applicable threshold or grace period), individually or in the aggregate, result in a Material Adverse Effect;

then, and in every such event (other than an event with respect to the ~~Borrower~~Borrowers described in clause (h) or ~~(i)~~(i) of this Section), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the ~~Borrower~~Borrowers, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments (if not theretofore terminated) shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other Obligations of the ~~Borrower~~Borrowers (including all amounts of LC Exposure, whether or not the beneficiary of any then-outstanding Letter of Credit shall have demanded payment thereunder) accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the ~~Borrower~~Borrowers; and in case of any event with respect to the ~~Borrower~~Borrowers described in clause (h) or (i) of this Section, the Commitments (if not theretofore terminated) shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other Obligations of the ~~Borrower~~Borrowers and the other Loan Parties (including all amounts of LC Exposure, whether or not the beneficiary of any then-outstanding Letter of Credit shall have demanded payment thereunder) accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the ~~Borrower~~Borrowers. With respect to all Letters of Credit having undrawn and unexpired amounts at the time of an acceleration pursuant to this clause, the ~~Borrower~~Borrowers shall at such time deposit in a cash collateral account opened by the Administrative Agent an amount equal to 103% of the aggregate then undrawn and unexpired amount of such Letters of Credit in accordance with ~~Section~~Section 2.5(j).

Section 7.2            ~~Section 7.2~~ Application of Funds. After the exercise of remedies provided for in ~~Section 7.1~~Section 7.1 (or after the Loans have automatically become immediately due and payable and the LC Exposure has automatically been required to be Cash Collateralized), any amounts received on account of the Secured Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Secured Obligations constituting fees, indemnities, expenses and other amounts (other than principal and interest, but including legal expenses payable under ~~Section~~Section 9.3 and amounts payable under ~~Article II~~Article II) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Secured Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including legal expenses payable under ~~Section~~Section 9.3 and amounts payable under ~~Article II~~Article II), ratably among them in proportion to the amounts described in this clause ~~Second~~Second payable to them;

Third, to payment of that portion of the Secured Obligations constituting accrued and unpaid interest on the Loans and LC Disbursements, ratably among the holders of such Secured Obligations in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Secured Obligations constituting unpaid principal of the Loans and LC Disbursements, the termination value under Lender Provided Hedging Agreements and Lender Provided Financial Service Products and to Cash Collateralize the portion of the LC Exposure comprised of the aggregate undrawn amount of Letters of Credit as provided in ~~Section 7.1~~Section 7.1, ratably among the holders of such Secured Obligations in proportion to the respective amounts described in this clause Fourth held by them; provided that, Excluded Swap Obligations with respect to any Guarantor shall not be paid with amounts received from such Guarantor or its assets, but appropriate adjustments shall be made with respect to payments from other Loan Parties to preserve the allocation to Secured Obligations otherwise set forth above in this Section;

Fifth, to the payment of all other Secured Obligations of the Loan Parties that are due and payable to the Administrative Agent and the other Secured Parties on such date, ratably based upon the respective aggregate amounts of all such Secured Obligations owing to the Administrative Agent and the other Secured Parties on such date; and

Last, the balance, if any, after all of the Secured Obligations have been paid in full, to the ~~Borrower~~Borrowers or as otherwise required by Applicable Law.

Subject to ~~Sections~~Sections 2.5(j) and ~~2.20~~2.20, amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Fourth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Secured Obligations, if any, in the order set forth above and, if no Secured Obligations remain outstanding, remitted to the ~~Borrower~~Borrowers.

Notwithstanding the foregoing, Excluded Swap Obligations with respect to any Guarantor shall not be paid with amounts received from such Guarantor or its assets, but appropriate adjustments shall be made with respect to payments from other Loan Parties to preserve the allocation to Obligations otherwise set forth above in this Section.

Article VIII~~ARTICLE VIII~~

The Administrative Agent

Section 8.1            ~~Section 8.1~~ Appointment and Authority~~.~~.

(a)            Each of the Lenders and the Issuing Banks hereby irrevocably appoints HSBC to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Banks, and neither the Borrower nor any other Loan Party shall have any rights as a third-party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligation arising under agency doctrine of any Applicable Law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

(b)            Each Lender hereby authorizes the Administrative Agent to (i) execute, deliver and perform as a collateral agent under this Agreement and each other Loan Document to which the Administrative Agent is or is intended to be a party, (ii) exercise and enforce any and all rights, powers and remedies provided to the Administrative Agent or any Lender by this Agreement and each other Loan Document to which the Administrative Agent is or is intended to be a party, any applicable law, or any other document, instrument, or agreement, and (iii) take any other action under this Agreement and each other Loan Document to which the Administrative Agent is or is intended to be a party which Administrative Agent in its sole discretion shall deem advisable and in the best interests of the Lenders. Notwithstanding the foregoing, the Administrative Agent shall not commence an enforcement action (as such term is defined in the Loan Documents) except at the direction of the Required Lenders; provided that, if the Administrative Agent is prohibited by any court order or applicable law from commencing any enforcement action, the Administrative Agent shall not be obligated to commence such enforcement action until such authority is obtained. All decisions with respect to the type of enforcement action which is to be commenced shall be made by, and all actions with respect to prosecution and settlement of such enforcement action shall require the direction of the Required Lenders, and the Administrative Agent shall not be required to take any enforcement action in the absence of any such direction. The Administrative Agent will use its commercially reasonable efforts to pursue diligently the prosecution of any enforcement action, which the Administrative Agent is so authorized or directed to initiate pursuant to this Agreement. The Administrative Agent shall make available to the Lenders copies of all notices it receives in connection with the Collateral or any enforcement action promptly upon receipt. Subject to the terms of this Agreement, the Administrative Agent agrees to administer and enforce this Agreement and the other Security Documents to which it is a party and to foreclose upon, collect and dispose of the Collateral and to apply the proceeds therefrom, for the benefit of the Secured Parties, as provided in this Agreement, and otherwise to perform its duties and obligations as a “collateral agent” hereunder in accordance with the terms hereof.

Section 8.2            ~~Section 8.2~~ Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for, and generally engage in any kind of business with, the ~~Borrower~~Borrowers or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders. The obligations of each Lender under the Loan Documents are several and not joint. Failure by any Lender to perform its obligations under the Loan Documents does not affect the obligations of any other Lender under the Loan Documents.

Section 8.3            ~~Section 8.3~~ Exculpatory Provisions.

(a)            The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent:

(i)            shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(ii)            shall not have any duty to take any discretionary action or exercise any discretionary power, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that, the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may affect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law, and the Administrative Agent shall in all cases be fully justified in failing or refusing to act hereunder or under any other Loan Document unless it first receives further assurances of its indemnification from the Lenders that it may require, including prepayment of any related expenses and any other protection it requires against any and all costs, expenses and liabilities it may incur in taking or continuing to take any such action; in no event shall the Administrative Agent be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of its duties hereunder or in the exercise of any of its rights or powers;

(iii)            shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity; and

(iv)            shall not incur any liability for not performing any act of fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Administrative Agent (including but not limited to any act or provision of any present or future law or regulation or Governmental Authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

(b)            Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable for any action taken or not taken by it (i) with the consent or at the request or direction of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in ~~Section~~Section 9.2 and ~~Section 7.1~~Section 7.1), which consent or direction the Administrative Agent may solicit at any time, or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and nonappealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent in writing by the Borrower, a Lender or an Issuing Bank referring to this Agreement, describing such Default and stating that such notice is a “Notice of Default” or “Notice of Event of Default”. The Administrative Agent shall take such action with respect to such Default as may be directed by the Required Lenders in accordance with the terms of this Agreement; provided that unless and until the Administrative Agent has received any such direction from the Required Lenders, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to any such Default as it shall deem advisable or in the best interest of the Lenders and Issuing Banks.

(c)            The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any covenant, agreement or other term or condition set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in ~~Article IV~~Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

(d)            Nothing in this Agreement shall require the Administrative Agent or any of its Related Parties to carry out any “know your customer” or other checks in relation to any Person on behalf of any Lender and each Lender confirms to the Administrative Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Administrative Agent or any of its Related Parties.

(e)            The Administrative Agent shall be entitled to take any action or refuse to take any action which the Administrative Agent regards as necessary for the Administrative Agent to comply with any Applicable Law, regulation or court order or the rules, operating procedures or market practice of any relevant stock exchange or other market or clearing system.

Section 8.4            ~~Section 8.4~~ Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance, extension or increase of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the ~~Borrower~~Borrowers), independent accountants and other experts selected by it, at the expense of the ~~Borrower~~Borrowers and/or the Lenders, as applicable, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 8.5            ~~Section 8.5~~ Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Facilities as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agent except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agent.

Section 8.6            ~~Section 8.6~~ Resignation of Administrative Agent.

(a)            The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Banks and the ~~Borrower~~Borrowers. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the ~~Borrower~~Borrowers, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the “Resignation Effective Date”), then the retiring Administrative Agent may (but shall not be obligated to), on behalf of the Lenders and the Issuing Banks, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that, in no event shall any such successor Administrative Agent be a Defaulting Lender. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b)            If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by Applicable Law, by notice in writing to the Borrower and such Person remove such Person as Administrative Agent and, in consultation with the Borrower, appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c)            With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (i) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any Collateral held by the Administrative Agent on behalf of the Lenders or the Issuing Banks under any Loan Document, the retiring or removed Administrative Agent shall continue to hold such Collateral until such time as a successor Administrative Agent is appointed), and (ii) except for any indemnity payments owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and Issuing Bank directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Administrative Agent (other than any rights to indemnity payments owed to the retiring or removed Administrative Agent), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents. The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Administrative Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article and ~~Section~~Section 9.3 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any action taken or omitted to be taken by any of them while the retiring or removed Administrative Agent was acting as Administrative Agent.

(d)           In addition to the resignation rights set forth in ~~Section 2.4(c)(v) and Section 2.5(i)(ii)~~Section 2.4(c)(v) and Section 2.5(i)(ii), any resignation by HSBC as Administrative Agent pursuant to this Section shall also constitute its resignation as Issuing Bank and Swingline Lender. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Bank and Swingline Lender, (ii) the retiring Issuing Bank and Swingline Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (iii) the successor Issuing Bank shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Issuing Bank to effectively assume the obligations of the retiring Issuing Bank with respect to such Letters of Credit.

Section 8.7            ~~Section 8.7~~ Non-Reliance on Administrative Agent and Other Lenders. Each Lender and Issuing Bank acknowledges and agrees that the extensions of credit made hereunder are commercial loans and letters of credit and not investments in a business enterprise or securities. Each Lender and Issuing Bank represents that it is engaged in making, acquiring or holding commercial loans in the ordinary course of its business and that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information (which may contain material, non-public information within the meaning of the United States securities laws concerning the ~~Borrower and its~~Borrowers and their Affiliates) as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

Section 8.8            ~~Section 8.8~~ No Other Duties, etc. Anything herein to the contrary notwithstanding, each of the Joint Lead Arrangers, Joint Bookrunners, and Joint Syndication Agents shall not have any powers, duties or responsibilities under this Agreement or any other Loan Document, except in its capacity, as applicable, as the Administrative Agent, a Lender or an Issuing Bank hereunder.

Section 8.9            ~~Section 8.9~~ Enforcement. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against any Loan Party shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with ~~Section 8.1~~ Section 8.1 for the benefit of all the Lenders and the Issuing Banks; provided that, the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) any Issuing Bank or Swingline Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as Issuing Bank or Swingline Lender, as the case may be) hereunder and under the other Loan Documents, (c) any Lender from enforcing its right to payment when due of the principal of and interest on its Loans, fees and other amounts owing to such Lender under the Loan Documents, (d) any Lender from exercising setoff rights in accordance with Section 9.8 (subject to the terms of ~~Section~~Section 2.18), or (e) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided further that, if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to this ~~Article VIII~~Article VIII, and (ii) in addition to the matters set forth in clauses (b), (c), (d) and (e) of the preceding proviso and subject to ~~Section~~ Section 2.18, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

Section 8.10          ~~Section 8.10~~ Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding under any other Applicable Law relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or LC Exposure shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the ~~Borrower~~Borrowers) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a)           to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, LC Exposure and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Banks and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Banks and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Issuing Banks and the Administrative Agent under ~~Sections~~Sections 2.11 and 9.3) allowed in such judicial proceeding; and

(b)           to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and Issuing Bank to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Banks, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under ~~Sections~~Sections 2.11 and 9.3.

Section 8.11          ~~Section 8.11~~ Collateral and Guaranty Matters.

(a)         ~~. (a)~~           The Lenders irrevocably authorize the Administrative Agent, at its option and in its sole and absolute discretion,

(i)            to release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (~~v~~a) during a Collateral Suspension Period in accordance with Section 5.9, (b) upon termination of all Commitments and payment in full of all Obligations (other than contingent indemnification obligations) and the expiration or termination of all Letters of Credit (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank shall have been made), (~~w~~c) that is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other disposition permitted under the Loan Documents, (~~x~~d) subject to ~~Section~~Section 9.2, if approved, authorized or ratified in writing by the Required Lenders, (~~y~~e) relating to Collateral consisting of a debt instrument if the Indebtedness evidenced thereby has been paid in full, or (~~z~~f) where such release (A) corrects manifest error in the Administrative Agent’s sole and absolute discretion or (B) is expressly permitted under the Loan Documents;

(ii)           to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by ~~Section~~Section 6.3(e) or to any Permitted Encumbrance; and

(iii)          to release any Guarantor from its obligations under the Loan Documents if such Person ceases to be a Subsidiary as a result of a transaction permitted under the Loan Documents.

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Loan Documents pursuant to this ~~Section~~Section 8.11.

(b)           The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of any Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders for any failure to monitor, maintain or insure any portion of the Collateral.

(c)           The Administrative Agent may refrain from enforcing the Collateral unless instructed by the Required Lenders. The Administrative Agent may, subject to any contrary instructions from the Required Lenders, cease enforcement at any time.

Section 8.12          ~~Section 8.12~~ Lender Provided Hedging Agreements and Lender Provided Financial Service Products. No holder of Secured Obligations in respect of Lender Provided Hedging Agreements or Lender Provided Financial Service Products shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this ~~Article VIII~~Article VIII to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, such Secured Obligations unless the Administrative Agent has received written notice of such Secured Obligations, together with such supporting documentation as the Administrative Agent may reasonably request, from the applicable Lender or Affiliate of a Lender.

Section 8.13          ~~Section 8.13~~ Merger. Any entity into which the Administrative Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidations which the Administrative Agent in its individual capacity may be party, or any corporation to which substantially all of the corporate trust or agency business of the Administrative Agent in its individual capacity may be transferred, shall be the Administrative Agent under this Agreement without further action.

Section 8.14          ~~Section 8.14~~ Certain ERISA Matters.

(a)           Each Lender (x) represents and warrants, as of the date such person becomes a Lender party hereto, to, and (y) covenants, from the date such Person becomes a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the ~~Borrower~~Borrowers or any other Loan Party, that at least one of the following is and will be true:

(i)            such Lender is not using “plan assets” of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement,

(ii)           the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii)          (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv)           such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)           In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person becomes a Lender party hereto, to, and (y) covenants, from the date such Person becomes a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the ~~Borrower~~Borrowers or any other Loan Party, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

Section 8.15          ~~Section 8.15~~ Erroneous Payments.

(a)            If the Administrative Agent (x) notifies a Lender, Issuing Bank or Secured Party, or any Person who has received funds on behalf of a Lender, Issuing Bank or Secured Party (any such Lender, Issuing Bank, Secured Party or other recipient (and each of their respective successors and assigns), a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause ~~(b~~(b))~~)~~  that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Issuing Bank, Secured Party or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof) (provided, that, without limiting any other rights or remedies (whether at law or in equity), the Administrative Agent may not make any such demand under this clause ~~(a)~~8.15(a) with respect to an Erroneous Payment unless such demand is made within 5 Business Days of the date of receipt of such Erroneous Payment by the applicable Payment Recipient), such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section ~~8.15~~8.15 and held in trust for the benefit of the Administrative Agent, and such Lender, Issuing Bank or Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this clause ~~(a)~~(a) shall be conclusive, absent manifest error.

(b)           Without limiting immediately preceding clause ~~(a)~~(a), each Lender, Issuing Bank, Secured Party or any Person who has received funds on behalf of a Lender, Issuing Bank or Secured Party (and each of their respective successors and assigns), agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender, Issuing Bank or Secured Party, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i)            it acknowledges and agrees that (A) in the case of immediately preceding clauses ~~(x)~~(x) or ~~(y)~~(y), an error and mistake shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause ~~(z))~~(z), in each case, with respect to such payment, prepayment or repayment; and

(ii)           such Lender, Issuing Bank or Secured Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses ~~(x)~~(x), ~~(y)~~(y) and ~~(z)~~(z)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section ~~8.15(b)~~8.15(b).

For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section ~~8.15(b)~~8.15(b) shall not have any effect on a Payment Recipient’s obligations pursuant to Section ~~8.15(a)~~8.15(a) or on whether or not an Erroneous Payment has been made.

(c)           Each Lender, Issuing Bank or Secured Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender, Issuing Bank or Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender, Issuing Bank or Secured Party under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under immediately preceding clause ~~(a)~~(a).

(d)           ~~(i)~~ (i) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with immediately preceding clause ~~(a)~~(a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Loans (but not its Commitments) of the relevant Class with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance)), and is hereby (together with the ~~Borrower~~Borrowers) deemed to execute and deliver an Assignment and Assumption (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to a Platform as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any Notes evidencing such Loans to the ~~Borrower~~Borrowers or the Administrative Agent (but the failure of such Person to deliver any such Notes shall not affect the effectiveness of the foregoing assignment), (B) the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (D) the Administrative Agent and the ~~Borrower~~Borrowers shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) the Administrative Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

(ii)           ~~(ii)~~             Subject to Section ~~9.4(b)~~9.4(b) (but excluding, in all events, any assignment consent or approval requirements (whether from the ~~Borrower~~Borrowers or otherwise)), the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Loans are then owned by the Administrative Agent) and (y) may, in the sole discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time.

(e)           The parties hereto agree that (x) irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, Issuing Bank or Secured Party, to the rights and interests of such Lender, Issuing Bank or Secured Party, as the case may be) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Loan Parties’ Secured Obligations under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Secured Obligations in respect of Loans that have been assigned to the Administrative Agent under an Erroneous Payment Deficiency Assignment) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the ~~Borrower~~Borrowers or any other Loan Party; provided that this Section ~~8.15~~8.15 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the ~~Borrower~~Borrowers relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses ~~(x)~~(x) and ~~(y)~~(y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the ~~Borrower~~Borrowers for the purpose of making such Erroneous Payment.

(f)            To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value” or any similar doctrine.

(g)           Each party’s obligations, agreements and waivers under this Section ~~8.15~~8.15 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender or Issuing Bank, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Loan Document.

Article IX~~ARTICLE IX~~

Miscellaneous

Section 9.1            ~~Section 9.1~~ Notices; Effectiveness; Electronic Communication.

(a)           Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in clause ~~(b)~~9.1(b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail, sent by telecopy or electronic communication as follows:

(i)            if to ~~the~~any Borrower or any other Loan Party, to ~~it~~the Borrower Representative at 875 Howard Street, Suite 320, San Francisco, CA 94103, Attention: General Counsel / Chief Financial Officer / Treasurer (Telephone No. (877) 215-5230 ext. 18083/19763; E-mail: juan.urthiage@globant.com, with copies to matias.corvalan@globant.com and gcoffice@globant.com), with a copy to Sistemas Globales S.A., Ing. Butty 240, Laminar Tower, 9th Floor, Ciudad Autónoma de Buenos Aires, 1001, Argentina, Attention: General Counsel / Chief Financial Officer / Treasurer;

(ii)           if to the Administrative Agent, to HSBC Bank USA, ~~N.A.~~National Association at HSBC Bank USA, National Association, ~~Corporate Trust Loan Agency, 425 5th Avenue (8E6)~~66 Hudson Blvd. East, New York, ~~NY 10018~~New York 10001, Attention: Loan Agency (Telecopy No. (917) 229-6659; Telephone No. (212) 535-7253; E-mail: ctlany.loanagency@us.hsbc.com); and

(iii)          if to a Lender, to it at its address (or telecopy number or e-mail address) set forth in its Administrative Questionnaire.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopy shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications, to the extent provided in clause (b) below, shall be effective as provided in said clause (b).

(b)           Electronic Communications. Notices and other communications to the Lenders and the Issuing Banks hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that, the foregoing shall not apply to notices to any Lender or Issuing Bank pursuant to ~~Article II~~Article II if such Lender or Issuing Bank, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower Representative may, in its sole and absolute discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that, approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement) and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause ~~(i)~~(i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses ~~(i)~~(i) and ~~(ii)~~(ii) above, if such notice, e-mail or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

(c)           Change of Address, etc. Any party hereto may change its address, telecopy number or e-mail address for notices and other communications hereunder by notice to the other parties hereto.

(d)           Platform.

(i)            The Borrower (on behalf of itself and each other Loan Party) agrees that the Administrative Agent may, but shall not be obligated to, make the Communications (as defined below) (including of materials and/or information provided by or on behalf of the Borrower hereunder (collectively, the “Borrower Materials”)) available to the Issuing Banks and the other Lenders by posting the Communications on the Platform.

(ii)            The Platform is provided “as is” and “as available”. The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower or the other Loan Parties, any Lender or any other Person or entity for damages of any kind, including direct or indirect, special, incidental, consequential, punitive or exemplary damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s, any other Loan Party’s or the Administrative Agent’s transmission of communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of the Borrower or any other Loan Party pursuant to any Loan Document or the transactions contemplated therein which is distributed to the Administrative Agent, any Lender or any Issuing Bank by means of electronic communications pursuant to this Section, including through the Platform.

Section 9.2            ~~Section 9.2~~ Waivers; Amendments.

(a)            No failure or delay by the Administrative Agent, any Issuing Bank or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Banks and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the ~~Borrower~~Borrowers therefrom shall in any event be effective unless the same shall be permitted by clause (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or any Issuing Bank may have had notice or knowledge of such Default at the time.

(b)           No Loan Document nor any provision thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or, in the case of any other Loan Document, by an agreement in writing entered into with the consent of the Required Lenders; provided that, no such agreement shall:

(i)            increase the Commitment of any Lender without the written consent of such Lender (it being understood and agreed that a waiver of any condition precedent set forth in ~~Section 4.1~~Section 4.1 or the waiver of any Default, Event of Default, mandatory prepayment or mandatory reduction of the Commitments shall not constitute an increase of any Commitment of any Lender);

(ii)           reduce the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce any fees or any other amounts payable hereunder, without the written consent of each Lender directly affected thereby (it being understood and agreed that a waiver of an increase to the Applicable Rate pursuant to ~~Section 2.12(c)~~Section 2.12(c) shall require the consent of only the Required Lenders);

(iii)          postpone the scheduled date of payment (it being understood and agreed that a waiver of a Default shall require the consent of only the Required Lenders) of the principal amount of any Loan or LC Disbursement, or any interest thereon, or any fees or any other amounts payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender directly affected thereby;

(iv)          change any provision of any Loan Document in a manner that would alter the pro rata sharing of payments required thereby (including under ~~Sections~~Sections 2.18(b), ~~Section 2.18(c)~~2.18(c) and ~~Section 7.2~~7.2) or pro rata reduction or termination of Commitments in accordance with ~~Section 2.8(d)~~Section 2.8(d) without, in each case, the written consent of each Lender;

(v)           release any Guarantor from a Guaranty (other than in connection with the transactions permitted under ~~Section 6.4~~Section 6.4 or the sale of such Guarantor in a transaction permitted under ~~Section 6.5~~Section 6.5) or release all or substantially all of the Collateral in any transaction or series of related transactions (other than as authorized in ~~Section 8.11~~Section 8.11 or as otherwise specifically permitted or contemplated in this Agreement or the Security Agreement), in each case without the written consent of each Lender;

(vi)          change ~~(A)~~ (A) any provision of this Section or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder (other than the definition ~~specified in clause (B) of this Section 9.2(b)(vi)~~of “Required Revolving Lenders”), without the written consent of each Lender, or ~~(B)~~ (B) the definition of “Required Revolving Lenders” without the written consent of each Revolving Lender under the Revolving Facility; or

(vii)         amend, modify or otherwise affect the rights or duties of the Administrative Agent, any Issuing Bank or the Swingline Lender hereunder without the prior written consent of the Administrative Agent, such Issuing Bank or the Swingline Lender, as the case may be.

Notwithstanding anything herein to the contrary, the Administrative Agent may, with the consent of the Borrower Representative, on behalf of the Borrowers, only, amend, modify or supplement this Agreement or any other Loan Document to cure any ambiguity, omission, defect or inconsistency.

Notwithstanding anything to the contrary in this Agreement or in any other Loan Document, this Agreement and the other Loan Documents may be amended with the written consent of only the Administrative Agent and the Borrower Representative, on behalf of the Borrowers to the extent necessary in order to evidence and implement any increase in Revolving Commitments pursuant to ~~Section 2.22. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, the provisions of Section 2.24 govern the amendment process for any ESG Amendment.~~Section 2.22.

Section 9.3             ~~Section 9.3~~ Expenses; Indemnity; Damage Waiver.

(a)           Costs and Expenses. The ~~Borrower~~Borrowers shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, which shall be limited to one primary counsel and, to the extent appropriate, one local counsel in each relevant jurisdiction) in connection with (A) the syndication of the Facilities, the preparation, negotiation, execution, delivery, recordation and filing (including all recording and filing fees, and all mortgage, intangible and other taxes) (it being understood and agreed that the ~~Borrower~~Borrowers shall not be responsible for the payment of any such fees, charges or disbursements incurred by any Lender or counsel for such Lender other than HSBC in its role as Administrative Agent) and (B) administration of this Agreement and the other Loan Documents, or any amendment, modification or waiver of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and documented out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment or extension of any Letter of Credit or any demand for payment thereunder, and (iii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, any Lender or any Issuing Bank (including the fees, charges and disbursements of any counsel for the Administrative Agent, any Lender or any Issuing Bank, which shall be limited to one primary counsel for the Administrative Agent, any Issuing Banks and the Lenders (taken as a whole), one local counsel (in each reasonably necessary jurisdiction) and one special counsel (for each reasonably necessary specialty) and, in the case of a conflict of interest of any of the foregoing counsel, one additional local and/or special counsel (as applicable)), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such reasonable and documented out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b)           Indemnification by the ~~Borrower~~Borrowers. The ~~Borrower~~Borrowers shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and each Issuing Bank, and each Related Party of each of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any Person (including ~~the~~any Borrower or any other Loan Party) arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by any Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the ~~Borrower~~Borrowers or any Subsidiary of the Original Borrower (except to the extent such presence or release is (A) attributable solely to the gross negligence or willful misconduct of any Lender (as determined by a court of competent jurisdiction by a final, nonappealable judgment) and (B) occurred following such Lender’s taking possession of the property due to (x) the foreclosure on such property by such Lender or (y) such Lender having become successor-in-interest to any Loan Party with respect to such property), or any Environmental Liability related in any way to ~~the~~any Borrower or any Subsidiary of the Original Borrower, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by ~~the~~any Borrower or any other Loan Party, and regardless of whether any Indemnitee is a party thereto; provided that, such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to (A) have resulted (i) from the gross negligence or willful misconduct of such Indemnitee or (ii) a claim brought by the ~~Borrower~~Borrowers or any other Loan Party against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the applicable Borrower or ~~such~~other Loan Party has obtained a final and nonappealable judgment in its favor on such claim, or (B) have arisen out of any dispute that does not involve an act or omission of any Loan Party or any Subsidiary and that is brought by an Indemnitee against another Indemnitee; provided, further, that the ~~Borrower~~Borrowers shall only be responsible for the fees, charges and disbursements of one primary counsel for the Administrative Agent and the Lenders (taken as a whole), one local counsel (in each reasonably necessary jurisdiction) and one special counsel (for each reasonably necessary specialty) and, in the case of a conflict of interest of any of the foregoing counsel, one additional local and/or special counsel (as applicable). This ~~Section~~Section 9.3(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, liabilities and related expenses arising from any non-Tax claim.

(c)           Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under clause (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), any Issuing Bank, any Swingline Lender or any Related Party of any of the foregoing, each Lender severally agrees (i) to pay with respect to clause (a) of this Section, and (ii) indemnify with respect to clause (b) of this Section, Administrative Agent (or any such sub-agent), such Issuing Bank, such Swingline Lender or such Related Party, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s share of the Total Credit Exposure at such time) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender); provided that, with respect to such unpaid amounts owed to any Issuing Bank or Swingline Lender solely in its capacity as such, only the Revolving Lenders shall be required to pay such unpaid amounts, such payment to be made severally among them based on such Revolving Lenders’ Applicable Percentages (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought); provided further that, the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent), such Issuing Bank or such Swingline Lender in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent), such Issuing Bank or any such Swingline Lender in connection with such capacity. The obligations of the Lenders under this clause (c) are subject to the provisions of ~~Section~~Section 2.18(e).

(d)           Waiver of Consequential Damages, etc. To the fullest extent permitted by Applicable Law, the ~~Borrower~~Borrowers shall not assert, and hereby ~~waives~~waive, any claim against any Indemnitee, and in no event shall any Indemnitee be liable, on any theory of liability, for loss of profits, goodwill, reputation, business opportunity or for indirect, special, punitive, consequential or exemplary damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit, or the use of the proceeds thereof, whether or not the Indemnitee has been advised of the possibility of damages. No Indemnitee referred to in clause (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e)            Payments. All amounts due under this Section shall be payable not later than 10 days after demand therefor.

(f)            Survival. Each party’s obligations under this Section shall survive the termination of the Loan Documents and payment of the other Obligations.

Section 9.4            ~~Section 9.4~~ Successors and Assigns.

(a)           Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that ~~the~~no Borrower may ~~not~~ assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender, and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of clause (b) of this Section, (ii) by way of participation in accordance with the provisions of clause (d) of this Section or (iii) by way of pledge or assignment of a security interest subject to the restrictions of clause (e) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in clause (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)           Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (in each case with respect to any Facility), any such assignment shall be subject to the following conditions:

(i)            Minimum Amounts.

(A)           in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and/or the Loans at the time owing to it (in each case with respect to any Facility) or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)            in any case not described in clause ~~(b)(i)(A)~~ (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if a “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000 (or, if less, the amount of any Erroneous Payment Deficiency Assignment), in the case of any assignment in respect of the Revolving Facility, or $1,000,000, in the case of any assignment in respect of the Term Facility, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the ~~Borrower~~Borrowers otherwise consents (each such consent not to be unreasonably withheld or delayed).

(ii)           Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities on a non-pro rata basis.

(iii)          Required Consents. No consent shall be required for any assignment except to the extent required by clause (b)~~(i)(B)~~(i)(B) of this Section and, in addition:

(A)           the consent of the Borrower Representative, on behalf of the Borrowers (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that, the Borrower Representative shall be deemed to have consented to any such assignment unless ~~it~~the Borrower Representative shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received notice thereof; and

(B)            the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of (i) the Revolving Facility if such assignment is to a Person that is not a Lender with a Commitment in respect of such Facility, an Affiliate of such Lender or an Approved Fund with respect to such Lender, or (ii) any Term Loans to a Person that is not a Lender, an Affiliate of a Lender or an Approved Fund; and

(C)            the consent of each Issuing Bank and Swingline Lender (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of the Revolving Facility if such assignment is to a Person that is not a Lender with a Revolving Commitment, an Affiliate of such Lender or an Approved Fund with respect to such Lender.

(iv)          Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; provided that, the Administrative Agent may, in its sole and absolute discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v)           No Assignment to Certain Persons. No such assignment shall be made to (A) the ~~Borrower or any of the Borrower’s Affiliates or Subsidiaries~~Borrowers or any Affiliate or Subsidiary of the Parent, or (B) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute a Defaulting Lender or a Subsidiary thereof.

(vi)          No Assignment to Natural Persons. No such assignment shall be made to a natural Person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person or relative(s) thereof).

(vii)         Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, each Issuing Bank, each Swingline Lender and each other Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit and Swingline Loans in accordance with its Applicable Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under Applicable Law without compliance with the provisions of this clause, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to clause (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of ~~Sections~~Sections 2.14 and 9.3 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided that, except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this clause shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (d) of this Section.

(c)           Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at its offices at ~~452 Fifth Avenue~~66 Hudson Blvd. East, New York, ~~NY 10018~~New York 10001 a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice. Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in clause (b) of this Section and any written consent to such assignment required by clause (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that, if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to this Agreement, the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this clause (c).

(d)           Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural Person, or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person, or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that, (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Administrative Agent, the Issuing Banks and Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under ~~Section~~Section 2.17(e) with respect to any payments made by such Lender to its Participant(s).

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that, such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to ~~Section~~Section 9.2(b) that affects such Participant. The ~~Borrower agrees~~Borrowers agree that each Participant shall be entitled to the benefits of ~~Sections~~Sections 2.14, 2.16 and 2.17 (subject to the requirements and limitations therein, including the requirements under ~~Section~~Section 2.17(g) (it being understood that the documentation required under ~~Section~~Section 2.17(g) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to clause (b) of this Section; provided that, such Participant (A) agrees to be subject to the provisions of ~~Section~~Section 2.19 as if it were an assignee under clause (b) of this Section, and (B) shall not be entitled to receive any greater payment under ~~Section~~ Sections 2.14 or ~~Section 2.17~~2.17, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the ~~Borrower’s~~Borrowers’ request and expense, to use reasonable efforts to cooperate with the ~~Borrower~~Borrowers to effect the provisions of ~~Section~~Section 2.19(b) with respect to any Participant. To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of ~~Section~~Section 9.8 as though it were a Lender; provided that, such Participant agrees to be subject to ~~Section~~Section 2.18(c) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the ~~Borrower~~Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that, no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit, or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e)           Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that, no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 9.5             ~~Section 9.5~~ Survival. All covenants, agreements, representations and warranties made by the ~~Borrower~~Borrowers herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and any issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect so long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under any Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of ~~Sections~~Sections 2.14, 2.16, 2.17, 2.18 and 9.3, and ~~Article VIII~~Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Obligations, the expiration or termination of the Letters of Credit (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank shall have been made) and the Commitments or the termination of this Agreement or any provision hereof.

Section 9.6            ~~Section 9.6~~ Counterparts; Integration; Effectiveness; Electronic Execution.

(a)           Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents~~, and any separate letter agreements with respect to fees payable to the Administrative Agent,~~  constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in ~~Section~~Section 4.1, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

(b)           Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 9.7            ~~Section 9.7~~ Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.8            ~~Section 9.8~~ Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, each Issuing Bank and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by Applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held, and other obligations (in whatever currency) at any time owing, by such Lender, such Issuing Bank or any such Affiliate, to or for the credit or the account of ~~the~~any Borrower or any other Loan Party against any and all of the obligations of the applicable Borrower or ~~such~~other Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender or such Issuing Bank or their respective Affiliates, irrespective of whether or not such Lender or Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of the ~~Borrower~~Borrowers or such Loan Party may be contingent or unmatured or are owed to a branch, office or Affiliate of such Lender or such Issuing Bank different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided that, in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.21 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Banks and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, each Issuing Bank and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, such Issuing Bank or their respective Affiliates may have. Each Lender and Issuing Bank agrees to notify the Borrower Representative and the Administrative Agent promptly after any such setoff and application; provided that, the failure to give such notice shall not affect the validity of such setoff and application.

Section 9.9            ~~Section 9.9~~ Governing Law; Jurisdiction; Etc~~.~~.

(a)           Governing Law. This Agreement and the other Loan Documents (except, as to any other Loan Document, as expressly set forth therein) and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement or any other Loan Document (except, as to any other Loan Document, as expressly set forth therein) and the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of law principles except Title 14 of Article 5 of the New York General Obligations law.

(b)           Jurisdiction. The Borrower irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Administrative Agent, any Lender, any Issuing Bank or any Related Party of the foregoing in any way relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto, in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court for the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, in any way relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto may be heard and determined in such New York State court or, to the fullest extent permitted by Applicable Law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent, any Lender or any Issuing Bank may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against the Borrower, any other Loan Party or their properties in the courts of any jurisdiction, including for the avoidance of doubt, Luxembourg, or any jurisdiction where Loan Parties are located, or where secured assets are considered to be situated.

(c)           Waiver of Venue. The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in clause (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)           Service of Process. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 9.1. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by Applicable Law.

Section 9.10          ~~Section 9.10~~ Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.11          ~~Section 9.11~~ Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 9.12          ~~Section 9.12~~ Treatment of Certain Information; Confidentiality. Each of the Administrative Agent, the Lenders and the Issuing Banks agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed: (a) to its Affiliates and to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by Applicable Law or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedy hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights and obligations under this Agreement, or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative, credit insurance or other transaction under which payments are to be made by reference to the ~~Borrower and its~~Borrowers and their obligations, this Agreement or payments hereunder, (g) with the consent of the ~~Borrower~~Borrowers, or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section, or (y) becomes available to the Administrative Agent, any Lender, any Issuing Bank or any of their respective Affiliates on a nonconfidential basis from a source other than the ~~Borrower~~Borrowers or any Subsidiary of the Parent. In addition, the Administrative Agent and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry (including league table providers) and service providers to the Administrative Agent and the Lenders in connection with the administration of this Agreement, the other Loan Documents, and the Commitments (in each case, without use of material non-public information).

For purposes of this Article, “Information” means all information received from the ~~Borrower~~Borrowers or any Subsidiary of the Parent relating to the ~~Borrower~~Borrowers or any Subsidiary of the Parent or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or any Issuing Bank on a nonconfidential basis prior to disclosure by the ~~Borrower~~Borrowers or any Subsidiary of the Parent; provided that, in the case of information received from the ~~Borrower~~Borrowers or any Subsidiary of the Parent after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

The parties hereto do not anticipate any disclosure of personal information of California residents to the Administrative Agent or any Lender acting as an arranger of the Facilities, or any collection or processing of personal information of California residents, in connection with the transactions contemplated hereunder or the services contemplated hereunder; provided, however, that, to the extent any California personal information subject to the California Privacy Rights Act (“CPRA”) and its implementing regulations is disclosed by the Borrower to the Administrative Agent or any Lender acting as an arranger of the Facilities and is covered by the CPRA and its implementing regulations, the Administrative Agent and each such Lender agree to process such personal information only for the limited and specified business purposes of facilitating the execution of the transactions contemplated hereby or as otherwise provided by, and in compliance with, the CPRA.

Section 9.13          ~~Section 9.13~~ Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under Applicable Law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with Applicable Law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 9.14          ~~Section 9.14~~ PATRIOT Act. Each Lender that is subject to the requirements of the PATRIOT Act hereby notifies the ~~Borrower~~Borrowers that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies the ~~Borrower~~Borrowers, which information includes the name and address of the ~~Borrower~~Borrowers and other information that will allow such Lender to identify the ~~Borrower~~Borrowers in accordance with the PATRIOT Act.

Section 9.15          ~~Section 9.15~~ Acknowledgment and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)           the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)           the effects of any Bail-in Action on any such liability, including, if applicable:

(i)            a reduction in full or in part or cancellation of any such liability;

(ii)           a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)          the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

Section 9.16          ~~Section 9.16~~ Judgment Currency. This is an international loan transaction in which the specification of Dollars and the payment in New York is of the essence, and the obligations of the ~~Borrower~~Borrowers and each other Loan Party under this Agreement and each of the other Loan Documents to make payments in a specified currency (the “Contractual Currency”) shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Contractual Currency, except to the extent such tender or recovery results in the effective receipt by the Recipient to which payment is owed, acting in good faith and using commercially reasonable procedures in converting the currency so tendered into the Contractual Currency, of the full amount of the Contractual Currency of the amounts payable to such Recipient under this Agreement. If, for the purpose of obtaining or enforcing judgment against any Loan Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the Contractual Currency (such other currency being herein referred to as the “Judgment Currency”) an amount due in the Contractual Currency, the conversion shall be made, at the rate of exchange at which, in accordance normal banking procedures, the Recipient could purchase such Contractual Currency at the principal office of the Recipient in New York, New York with the Judgment Currency on the Business Day next preceding the day on which such judgment becomes effective. The obligation of the ~~Borrower~~Borrowers and each other Loan Party in respect of any sum due from it to the Recipient hereunder or under any other Loan Document shall, notwithstanding the rate of exchange actually applied in rendering such judgment, be discharged only to the extent that, on the Business Day following receipt by the Recipient of any sum adjudged to be due hereunder in the Judgment Currency the Recipient may, in accordance with normal banking procedures, purchase and transfer the Contractual Currency to New York, New York with the amount of the Judgment Currency so adjudged to be due, and the ~~Borrower~~Borrowers and each other Loan Party hereby, as a separate obligation and notwithstanding any such judgment, agrees to indemnify the Recipient against, and to pay the Recipient, on demand, in the Contractual Currency, the amount (if any) by which the sum originally due to the Recipient in the Contractual Currency hereunder exceeds the amount of the Contractual Currency so purchased and transferred.

Section 9.17          ~~Section 9.17~~ Acknowledgement Regarding Any Supported QFCs.

(a)           To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Hedging Agreement or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(b)           In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

[Signature Pages have been intentionally omitted in connection with this conformed copy of the Credit Agreement]

Schedule 2.1

Commitments

Lender	Revolving Commitment as of the Amendment No. 2 Effective Date	Percentage
HSBC Bank USA, ~~N.A.~~National Association	$~~94,000,000~~94,500,000.00	~~13.0~~17.181818183%
~~Citibank, N.A.~~Bank of China Limited, New York Branch	$~~85,000,000~~86,000,000.00	~~11.7~~15.636363636%
PNC Bank, National Association	$76,000,000.00	13.818181818%
~~JPMorgan Chase Bank~~Citibank, N.A.	$~~85,000,000~~71,000,000.00	~~11.7~~12.909090909%
~~The Bank of Nova Scotia~~	~~$85,000,000~~	~~11.7%~~
~~Banco Santander, S~~JPMorgan Chase Bank, N.A.	$~~47,000,000~~55,000,000.00	~~6.5~~10.000000000%
Bank of America, N.A.	$~~47,000,000~~47,000,000.00	~~6.5~~8.545454545%
~~Bank of China Limited,~~Banco Bilbao Vizcaya Argentaria, S.A. New York Branch	$~~47,000,000~~45,000,000.00	~~6.5~~8.181818182%
BNP Paribas	$~~47,000,000~~43,000,000.00	~~6.5~~7.818181818%
~~First-Citizens Bank & Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as receiver for Silicon Valley Bridge Bank, N.A. (as successor to Silicon Valley Bank)~~	~~$47,000,000~~	~~6.5%~~
Goldman Sachs Bank USA	$~~47,000,000~~23,500,000.00	~~6.5~~4.272727273%
~~PNC Bank, National Association~~	~~$47,000,000~~	~~6.5%~~
~~Wells Fargo~~Taiwan Cooperative Bank, ~~N.A~~Ltd.	$~~47,000,000~~9,000,000.00	~~6.5~~1.636363636%
Total:	$~~725,000,000.00~~550,000,000.00	100%

Lender	Term Loan Commitment as of the Amendment No. 2 Effective Date	Percentage
HSBC Bank USA, ~~N.A.~~National Association	$~~50,689,955.17~~40,000,000.00	~~13.5~~13.333333334%
~~JPMorgan Chase~~ Bank~~, N.A.~~ of China Limited, New York Branch	$~~40,000,000.00~~39,000,000.00	~~10.7~~13.000000000%
~~The~~PNC Bank ~~of Nova Scotia~~, National Association	$~~40,000,000.00~~39,000,000.00	~~10.7~~13.000000000%
Citibank, N.A.	$~~25,000,000.00~~34,000,000.00	~~6.7~~11.333333333%
~~PNC Bank, National Association~~	~~$60,000,000.00~~	~~16.0%~~
Bank of America, N.A.	$~~60,000,000.00~~50,000,000.00	~~16.0~~16.666666667%
~~Bank of China Limited,~~Banco Bilbao Vizcaya Argentaria, S.A. New York Branch	$~~40,000,000.00~~25,000,000.00	~~10.7~~8.333333333%
~~BNP Paribas~~	~~$24,310,344.83~~	~~6.5%~~
~~Banco Bilbao Vizcaya Argentaria, J.A., New York Branch~~BNP Paribas	$~~35,000,000.00~~19,000,000.00	~~9.3~~6.333333333%
First-Citizens Bank & Trust Company	$50,000,000.00	16.666666667%
Taiwan Cooperative Bank, Ltd.	$4,000,000.00	1.333333333%
Total:	$~~375,000,000.00~~300,000,000.00	100%

Schedule 2.5~~Schedule 2.5~~

Existing Letters of Credit

~~Guarantee No. FNGMLM951653 in the aggregate principal amount of EUR 392,277.41, issued by HSBC France to Globant LLC on behalf of Software Product Creation S.L. for the benefit of Infinorsa Gestión Inmobiliaria y Financiera S.A.~~

~~Guarantee No. PEBPRT643239 in the aggregate principal amount of EUR 123,156.18, issued by HSBC France to Globant LLC on behalf of Walmeric Soluciones S.L. for the benefit of HERMANDAD NACIONAL DE ARQUITECTOS, ARQUITECTOS TÉCNICOS Y QUÍMICOS, MUTUALIDAD DE PREVISIÓN SOCIAL.~~

Guarantee No. PEBPRT653317 in the aggregate principal amount of EUR 1,289,477.17, issued by HSBC to Globant LLC on behalf of Software Product Creation SL for the benefit of Merli Properties, Socimi, S.A.

Guarantee No ~~30GA-J56453-6KWM~~. PEBHOR441828 in the aggregate principal amount of ~~USD 11,250, 000.00~~SAR 12,540,500.00, issued by ~~UBS~~HSBC to Globant LLC on behalf of Globant ~~UK~~Arabia Limited for the benefit of ~~FEDERATION INTERNAT. DE FOOTBALL ASS. (FIFA)~~Saudi Entertainment Ventures.

Guarantee No ~~GFFNG2202882~~. PEBPRT673443 in the aggregate principal amount of EUR ~~222, 582.36~~60,000.00, issued by HSBC to Globant LLC on behalf of Globant ~~Germany~~Italy S.P.A. for the benefit of ~~Andreas Gillwald Grundstucks GmbH und Co. KG~~Coop Alleanza 3.0 Societa Cooperativa.

Guarantee No ~~PEBPRT650344~~. PEBAEA005670 in the aggregate principal amount of ~~EUR 90,766.70~~AED 159,366.30, issued ~~by issued~~ by HSBC to Globant LLC on behalf of ~~Hybrido Worldwide SL~~Omnia Middle East FZ LLC for the benefit of ~~Masahona S.L.~~Federal National Council.

Schedule 3.6(a)

Existing Litigation

Ohio Carpenters’ Pension Fund v. Globant S.A., et al., No. 1:26-cv-3405 (S.D.N.Y.)

On April 24, 2026, a putative class action complaint asserting claims under the securities laws of the United States was filed against the Parent, and certain of its current and former officers in the U.S. District Court for the Southern District of New York.  Lead plaintiffs were appointed on August 25, 2026, and they filed an amended complaint on October 23, 2026. In the amended complaint, the plaintiffs allege that they are the purchasers of the Parent’s common shares and purport to assert claims on behalf of a putative class consisting of all persons that purchased the Parent’s common shares between February 15, 2024, and August 14, 2025. The complaint asserts claims against all the defendants under section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and claims against the individual defendants under section 20(a) of the Exchange Act.  The Parent disputes the allegations in the complaint and intends to defend itself and the other defendants accordingly at the appropriate time.

Schedule 3.6

Disclosed Matters

None.

~~Disclosed Matters~~

~~TAX CLAIM BY THE TAX AUTHORITY IN UNITED STATES (U.S. INTERNAL REVENUE SERVICE).~~

~~Certain of our non-U.S. subsidiaries are currently under examination by the U.S. Internal Revenue Service (“IRS”) regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries challenged these proposed assessments with the IRS on July 16, 2018. Following discussions with the IRS, during the fourth quarter of 2021, the IRS and our subsidiaries have reached a preliminary agreement on the proposed assessments which would amount to USD 1.3M, including applicable interests and penalties. On March 16, 2022 the Company paid US$ 960K in principal and is waiting for final confirmation on the amounts of the applicable interests and penalties to settle this matter definitively.~~

~~TAX EXAMINATIONS BY THE MINISTRY OF LABOR AND THE BRAZILIAN INTERNAL REVENUE SERVICES SUBJECT TO LEGAL PROCEEDINGS.~~

~~Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, Grupo Assa's Brazilian subsidiaries are subject to different administrative and judicial proceedings, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and imposing certain associated fines. Under the equity purchase agreement entered into for the acquisition of Grupo ASSA Worldwide S.A. and its affiliates (collectively, “Grupo Assa”), certain of these proceedings are subject to indemnification provisions from the sellers. As of December 31, 2022, some of the administrative proceedings are still ongoing and some have resulted in judicial proceedings.~~

Schedule 3.11~~Schedule 3.11~~

Insurance

[see attached]

TRHOADS

ACORD

EVIDENCE OF COMMERCIAL PROPERTY INSURANCE

DATE (MM/DD/YYYY): 10/16/2026

THIS EVIDENCE OF COMMERCIAL PROPERTY INSURANCE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE ADDITIONAL INTEREST NAMED BELOW. THIS EVIDENCE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS EVIDENCE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE ADDITIONAL INTEREST.

PRODUCER NAME, CONTACT PERSON AND ADDRESS — PHONE (A/C, No, Ext): (415) 276-2800 HUB International Insurance Services Inc. 6101 Bollinger Canyon Rd Suite 150 San Ramon, CA 94583-5108 Contact name:	COMPANY NAME AND ADDRESS — NAIC NO: 26247 American Guarantee & Liability Insurance Company IF MULTIPLE COMPANIES, COMPLETE SEPARATE FORM FOR EACH
FAX (A/C, No): — E-MAIL ADDRESS:	
CODE: 051153 — SUB CODE:	POLICY TYPE: Commercial Property
AGENCY CUSTOMER ID #: GLOBLLC-03 — License # 0757776	LOAN NUMBER: — POLICY NUMBER: CPP 6395706 - 01
NAMED INSURED AND ADDRESS Globant, LLC 875 Howard Street San Francisco, CA 94103	EFFECTIVE DATE: 11/30/2025 — EXPIRATION DATE: 11/30/2026 — ☐ CONTINUED UNTIL TERMINATED IF CHECKED
ADDITIONAL NAMED INSURED(S)	THIS REPLACES PRIOR EVIDENCE DATED:

PROPERTY INFORMATION (ACORD 101 may be attached if more space is required) ☐ BUILDING OR ☒ BUSINESS PERSONAL PROPERTY

LOCATION / DESCRIPTION

All Scheduled Location

THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS EVIDENCE OF PROPERTY INSURANCE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

COVERAGE INFORMATION

PERILS INSURED: ☐ BASIC ☐ BROAD ☒ SPECIAL

COMMERCIAL PROPERTY COVERAGE AMOUNT OF INSURANCE: $ 6,903,278 — DED: 2,500

	YES	NO	N/A		
☒ BUSINESS INCOME ☐ RENTAL VALUE	X			If YES, LIMIT: 700,000	X Actual Loss Sustained; # of months: 12
BLANKET COVERAGE	X			If YES, indicate value(s) reported on property identified above: $	
TERRORISM COVERAGE	X			Attach Disclosure Notice / DEC	
IS THERE A TERRORISM-SPECIFIC EXCLUSION?	X				
IS DOMESTIC TERRORISM EXCLUDED?		X			
LIMITED FUNGUS COVERAGE	X			If YES, LIMIT:	DED:
FUNGUS EXCLUSION (If "YES", specify organization's form used)	X				
REPLACEMENT COST	X				
AGREED VALUE		X			
COINSURANCE		X		If YES, %	
EQUIPMENT BREAKDOWN (If Applicable)	X			If YES, LIMIT: 100,000	DED:
ORDINANCE OR LAW - Coverage for loss to undamaged portion of bldg	X			If YES, LIMIT:	DED:
- Demolition Costs	X			If YES, LIMIT: 1,000,000	DED:
- Incr. Cost of Construction	X			If YES, LIMIT: 1,000,000	DED:
EARTH MOVEMENT (If Applicable)		X		If YES, LIMIT:	DED:
FLOOD (If Applicable)		X		If YES, LIMIT:	DED:
WIND / HAIL INCL ☐ YES ☒ NO Subject to Different Provisions:		X		If YES, LIMIT:	DED:
NAMED STORM INCL ☐ YES ☒ NO Subject to Different Provisions:		X		If YES, LIMIT:	DED:
PERMISSION TO WAIVE SUBROGATION IN FAVOR OF MORTGAGE HOLDER PRIOR TO LOSS			X		

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS.

ADDITIONAL INTEREST

☐ CONTRACT OF SALE ☐ LENDER'S LOSS PAYABLE ☐ LOSS PAYEE ☐ MORTGAGEE ☒ Lender's Loss Payee	LENDER SERVICING AGENT NAME AND ADDRESS
NAME AND ADDRESS HSBC Bank USA, N.A. , as Administrative Agent and its successors and/or assigns Attn: Insurance Department PO Box 1165 Buffalo, NY 14201	AUTHORIZED REPRESENTATIVE [signature]

ACORD 28 (2016/03)

© 2003-2015 ACORD CORPORATION. All rights reserved.

The ACORD name and logo are registered marks of ACORD

AGENCY CUSTOMER ID: GLOBLLC-03 TRHOADS
LOC #:

ACORD

ADDITIONAL REMARKS SCHEDULE

Page 1 of 1

AGENCY		NAMED INSURED
HUB International Insurance Services Inc. License # 0757776		Globant, LLC 875 Howard Street San Francisco, CA 94103
POLICY NUMBER: CPP 6395706 - 01		
CARRIER: American Guarantee & Liability Insurance Company	NAIC CODE: 26247	EFFECTIVE DATE: 11/30/2025

ADDITIONAL REMARKS

THIS ADDITIONAL REMARKS FORM IS A SCHEDULE TO ACORD FORM,
FORM NUMBER: ACORD 28 FORM TITLE: EVIDENCE OF COMMERCIAL PROPERTY INSURANCE

Special Conditions:
HSBC Bank USA, N.A., as Administrative Agent and its successors & assigns are listed as Lender's Loss Payee.

Loan Parties:
- Globant, LLC, a Delaware limited liability company
- Globant IT Services Corp., a Florida corporation

ACORD 101 (2008/01)
© 2008 ACORD CORPORATION. All rights reserved.
The ACORD name and logo are registered marks of ACORD

Commercial Property Change Endorsement

American Guarantee and Liability Insurance Company

NAMED INSURED:

Globant, LLC

POLICY PERIOD:

From: 11/30/2024 To: 11/30/2025
12:01 A.M. STANDARD TIME AT YOUR MAILING ADDRESS

POLICY NUMBER: CPO 6395706 - 00

EFFECTIVE DATE OF CHANGE: 06/12/2025

PREMISES # 1

PREMISES ADDRESS
875 Howard Street
San Francisco, CA 94103-3000

COVERAGE	LIMIT OF INSURANCE
PERSONAL PROPERTY	INCLUDED IN BLANKET LIMIT OF INSURANCE
BUSINESS INCOME AND EXTRA EXPENSE	INCLUDED IN BLANKET LIMIT OF INSURANCE
OFF-PREMISES SERVICE INTERRUPTION-- BUSINESS INCOME AND EXTRA EXPENSE	$250,000

LENDERS LOSS PAYABLE

HSBC BANK USA, N.A., AS ADMINISTRATIVE AGENT AND ITS SUCCESSORS AND ASSIGNS
PO BOX 1165
BUFFALO, NY 14203
ATTN: INSURANCE DEPARTMENT

Page 1 PPP-0501 (06 06)

Commercial Property Change Endorsement

American Guarantee and Liability Insurance Company

NAMED INSURED:

Globant, LLC

POLICY PERIOD:

From: 11/30/2024 To: 11/30/2025
12:01 A.M. STANDARD TIME AT YOUR MAILING ADDRESS

POLICY NUMBER: CPO 6395706 - 00

EFFECTIVE DATE OF CHANGE: 06/12/2025

PREMISES # 3

PREMISES ADDRESS
251 Park Avenue S Ste 1100
New York, NY 10010-7302

COVERAGE	LIMIT OF INSURANCE
PERSONAL PROPERTY	INCLUDED IN BLANKET LIMIT OF INSURANCE
BUSINESS INCOME AND EXTRA EXPENSE	INCLUDED IN BLANKET LIMIT OF INSURANCE
OFF-PREMISES SERVICE INTERRUPTION-- BUSINESS INCOME AND EXTRA EXPENSE	$250,000

LENDERS LOSS PAYABLE

HSBC BANK USA, N.A., AS ADMINISTRATIVE AGENT AND ITS SUCCESSORS AND ASSIGNS
PO BOX 1165
BUFFALO, NY 14203
ATTN: INSURANCE DEPARTMENT

Page 2 PPP-0501 (06 06)

Commercial Property Change Endorsement

American Guarantee and Liability Insurance Company

NAMED INSURED:	**POLICY PERIOD:**
Globant, LLC	From: 11/30/2024 To: 11/30/2025 12:01 A.M. STANDARD TIME AT YOUR MAILING ADDRESS
POLICY NUMBER: CPO 6395706 - 00	**EFFECTIVE DATE OF CHANGE:** 06/12/2025
PREMISES # 4	**PREMISES ADDRESS** 5201 Blue Lagoon Dr Ste 650 Miami, FL 33126-2092

COVERAGE	LIMIT OF INSURANCE
PERSONAL PROPERTY	INCLUDED IN BLANKET LIMIT OF INSURANCE
BUSINESS INCOME AND EXTRA EXPENSE	INCLUDED IN BLANKET LIMIT OF INSURANCE
OFF-PREMISES SERVICE INTERRUPTION-- BUSINESS INCOME AND EXTRA EXPENSE	$250,000

LENDERS LOSS PAYABLE

HSBC BANK USA, N.A., AS ADMINISTRATIVE AGENT AND ITS SUCCESSORS AND ASSIGNS
PO BOX 1165
BUFFALO, NY 14203
ATTN: INSURANCE DEPARTMENT

Page 3

PPP-0501 (06 06)

Commercial Property Change Endorsement

American Guarantee and Liability Insurance Company

ZURICH

NAMED INSURED:	**POLICY PERIOD:**
Globant, LLC	From: 11/30/2024 To: 11/30/2025 12:01 A.M. STANDARD TIME AT YOUR MAILING ADDRESS
POLICY NUMBER: CPO 6395706 - 00	**EFFECTIVE DATE OF CHANGE:** 06/12/2025
PREMISES # 5	**PREMISES ADDRESS** 7900 Xerxes Avenue South Minneapolis, MN 55431

COVERAGE	LIMIT OF INSURANCE
PERSONAL PROPERTY	INCLUDED IN BLANKET LIMIT OF INSURANCE
BUSINESS INCOME AND EXTRA EXPENSE	INCLUDED IN BLANKET LIMIT OF INSURANCE
OFF-PREMISES SERVICE INTERRUPTION-- BUSINESS INCOME AND EXTRA EXPENSE	$250,000

DEDUCTIBLE	AMOUNT
WIND AND HAIL--DIRECT DAMAGE AND TIME ELEMENT	$25,000

LENDERS LOSS PAYABLE

HSBC BANK USA, N.A., AS ADMINISTRATIVE AGENT AND ITS SUCCESSORS AND ASSIGNS
PO BOX 1165
BUFFALO, NY 14203
ATTN: INSURANCE DEPARTMENT

Page 4 PPP-0501 (06 06)

Commercial Property Change Endorsement

American Guarantee and Liability Insurance Company

ZURICH

NAMED INSURED:	**POLICY PERIOD:**
Globant, LLC	From: 11/30/2024 To: 11/30/2025 12:01 A.M. STANDARD TIME AT YOUR MAILING ADDRESS
POLICY NUMBER: CPO 6395706 - 00	**EFFECTIVE DATE OF CHANGE:** 06/12/2025
PREMISES # 6	**PREMISES ADDRESS** 3930 W. Century Blvd, 5th Floor Inglewood, CA 90303

COVERAGE	LIMIT OF INSURANCE
PERSONAL PROPERTY	INCLUDED IN BLANKET LIMIT OF INSURANCE
BUSINESS INCOME AND EXTRA EXPENSE	INCLUDED IN BLANKET LIMIT OF INSURANCE
OFF-PREMISES SERVICE INTERRUPTION-- BUSINESS INCOME AND EXTRA EXPENSE	$250,000

LENDERS LOSS PAYABLE

HSBC BANK USA, N.A., AS ADMINISTRATIVE AGENT AND ITS SUCCESSORS AND ASSIGNS
PO BOX 1165
BUFFALO, NY 14203
ATTN: INSURANCE DEPARTMENT

Page 5 PPP-0501 (06 06)

Loss Payable Provisions

ZURICH®

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies the following:

COMMERCIAL PROPERTY CONDITIONS

If loss or damage occurs to Covered Property in which both you and a Loss Payee shown on the Declarations have an insurable interest, the applicable paragraph below will be added to the Loss Payment Condition.

If the Loss Payee is described as Loss Payable, paragraph 1. below applies. If the Loss Payee is described as Lender's Loss Payable, paragraph 2. below applies. A Lender's Loss Payable is a creditor, including a mortgageholder or trustee, whose interest in Covered Property is established by a written instrument, including a warehouse receipt, a contract for deed, bill of lading, financing statement, mortgage, deed of trust, or security agreement. If the Loss Payee is described as Contract of Sale, paragraph 3. below applies. A Contract of Sale is a person or organization that you have entered into a contract with for the sale of Covered Property. If the Loss Payee is described as Building Owner, paragraph 4. below applies. A Building Owner is the owner of the building in which you are a tenant.

1. LOSS PAYABLE

For Covered Property in which both you and the Loss Payee have an insurable interest, we will:

a. Adjust losses with you; and

b. Pay any claim for covered loss or damage jointly to you and the Loss Payee, as interests may appear.

2. LENDER'S LOSS PAYABLE

a. For Covered Property in which both you and the Loss Payee have an insurable interest:

1) We will adjust losses with you and pay for covered loss or damage to each Loss Payee in their order of precedence, as interests may appear.

2) The Loss Payee has the right to receive loss payment even if the Loss Payee has started foreclosure or similar action on the Covered Property.

3) If we deny your claim because of your acts or because you failed to comply with the terms of this Commercial Property Coverage Part, the Loss Payee will still have the right to receive loss payment if the Loss Payee:

a) Pays any premium due under this Commercial Property Coverage Part at our request if you have failed to do so;

b) Submits a signed, sworn proof of loss within 60 days after receiving notice from us of your failure to do so; and

c) Has notified us of any change in ownership, occupancy, or substantial change in risk known to the Loss Payee.

All of the terms of this Commercial Property Coverage Part will then apply directly to the Loss Payee.

4) If we pay the Loss Payee for any loss or damage and deny payment to you because of your acts or because you have failed to comply with the terms of this Commercial Property Coverage Part:

Includes copyrighted material of Insurance Services Office, Inc., with its permission.

PPP-0502 (03/14)
Page 1 of 2

a) The Loss Payee's rights will be transferred to us to the extent of the amount we pay; and

b) The Loss Payee's rights to recover the full amount of the Loss Payee's claim will not be impaired.

At our option, we may pay to the Loss Payee the principal of the debt plus any accrued interest. In this event, you will pay your remaining debt to us.

b. If we cancel this policy, we will give written notice to the Loss Payee at least:

1) 10 days before the effective date of cancellation if we cancel for your nonpayment of premium; or

2) 30 days before the effective date of cancellation if we cancel for any other reason.

c. If we elect not to renew this policy, we will give written notice to the Loss Payee at least 10 days before the expiration date of this policy.

3. **CONTRACT OF SALE**

a. For Covered Property in which both you and the Loss Payee have an insurable interest we will:

1) Adjust losses with you; and

2) Pay any claim for covered loss or damage jointly to you and the Loss Payee, as interests may appear.

b. The following is added to the Other Insurance Condition:

For Covered Property that is the subject of a contract of sale, the word "you" includes the Loss Payee.

4. **BUILDING OWNER**

a. We will adjust losses to the building with the Loss Payee. Any loss payment made to the Loss Payee will satisfy your claims against us for the owner's property.

b. We will adjust losses to **"improvements and betterments"** with you, unless the lease provides otherwise.

Includes copyrighted material of Insurance Services Office, Inc., with its permission.

PPP-0502 (03/14)
Page 2 of 2

Chubb European Group SE
Paseo de la Castellana 141, planta 6
28046 Madrid
España

Certificado de Seguro

CHUBB

Chubb European Group SE con NIF: W-0067389-G y domicilio social en Madrid, Paseo de la Castellana 141, planta 6, C.P. 28046,

CERTIFICA:

Que **SOFTWARE PRODUCT CREATION S.L.**, con NIF **B85677672 / Globant España** con NIF A64017445 / Augmented Coding España A16779746 - / Walmeric Solutions SL B85144350 / Sports Reinvention Entertainment Group S.L B72774847 / La Liga Content Protection S.L B-01789593 / Common Managment Solutions SL B84563212 / Globers Travels España 2023 SA A70865357 / Codebay Innovation SL B71260673. Ommi Pro Spain SL B06927743, domicilio social en **Paseo de la Castellana 95 piso 17, Madrid, España**, tiene contratada con esta Compañía la póliza de **Responsabilidad Civil General** con el numero **ESCAN228177** para el período desde las 00h00 de 30/11/2025 hasta las 24h00 de 30/11/2026.

Dicha Póliza garantiza, de acuerdo con las condiciones establecidas en la misma, la Responsabilidad Civil frente a terceros con ocasión del desarrollo de su actividad de, "Diseño de Software", hasta un límite máximo de indemnización, aunque el siniestro afecte a varias coberturas, es de **2.000.000 USD.**

Coberturas y límites de indemnizacion:

- **Responsabilidad Civil Explotación:** 2.000.000 USD por siniestro y anualidad;
- **Bienes en Custodia:** 50.000 USD por siniestro y anualidad;
- **Contaminación Accidental:** 100.000 USD por siniestro y anualidad;
- **Responsabilidad Civil Patronal:** 300.000 USD por siniestro y anualidad;

Este Certificado tiene únicamente validez a efectos de información y no confiere ningún derecho al tenedor del mismo. Igualmente no se configura como ampliación o modificación de las coberturas otorgadas por la póliza arriba mencionada cuyas condiciones regulan en todo caso, las prestaciones y obligaciones de las partes contratantes.

Y para que así conste, se expide el presente en Madrid, a 2 de Diciembre de 2025.

Chubb European Group
Sucursal en España

Ignacio Borja
Country President Chubb Iberia

Chubb European Group SE, Sucursal en España, con domicilio en el Paseo de la Castellana 141, Planta 6, 28046 Madrid y C.I.F. W-0067389-G. Inscrita en el Registro Mercantil de Madrid, Tomo 19.701, Libro 0, Folio 1, Sección 8, Hoja M346611, Libro de Sociedades. Entidad Aseguradora, cuyo capital social es de 896,176,662€, con sede en Francia y regulada por el código de seguro francés, inscrita en el Registro Comercial de Nanterre con el número 450 327 374 y domicilio social en la Tour Carpe Diem, 31 Place des Corolles, Esplanade Nord, 92400 Courbevoie, France. Supervisada por la Autorité de Contrôle Prudentiel et de Résolution (ACPR), 4, Place de Budapest, CS 92459, 75436 PARIS CEDEX 09 y por la Dirección General de Seguros y Fondos de Pensiones, con código de inscripción E-0155.

CHUBB

Louizalaan 480
1050 Brussel
België

Avenue Louise 480
1050 Bruxelles
Belgique

E pc.operations.benelux@chubb.com
chubb.com/Benelux

Verzekeringsattest | Attestation d'Assurance | Certificate of Insurance

De Maatschappij Chubb European Group SE, verklaart hierbij dat de verzekerde een polis Burgerrechtelijke Aansprakelijkheid Ondernemingen onderschreven heeft. De waarborg is aan de Verzekeringsnemer verworven binnen het kader en de limieten van de Algemene en Bijzondere Voorwaarden tijdens de uitoefening van zijn beroepsactiviteiten beschreven in de polis.

La Compagnie, Chubb European Group SE déclare par la présente que le souscripteur a souscrit auprès de notre Compagnie une police Responsabilité Civile Entreprise. La couverture est accordée au Preneur d'assurance dans le cadre et les limites des Conditions Générales et Particulières pendant l'exercice de ses activités professionnelles telles que décrites dans la police.

The Company, Chubb European Group SE confirms herewith that we have issued a Public & Products Liability policy for the insured in respect of the professional activities as described in the Policy.

Polisnummer | Numéro de Police Policy Number	BECANY03419	
Verzekeraar | Assureur **Insurer**	Chubb European Group SE	
Verzekerde | Souscripteur **Policyholder**	Globant S.A. – 37A, Avenue J.F.Kennedy – L-1855 Luxemburg	
Verzekeringstermijn | Période de garantie **Insurance Period**	Ingangsdatum | Effet de la police | Inception Date	30 november 2025
	Einddatum | Expiration de la police | Expiry Date	30 november 2026
Zousätzlech Versécherten - Additional Insured	HSBC Bank USA, N.A., als administrativen Agent, souwéi seng Rechtsnofollger an/oder Rechtsiwwerhueler	HSBC Bank USA, N.A., as Administrative Agent and its successors and/or assigns.

Burgerlijke Aansprakelijkheid Uitbating | Responsabilité Civile Exploitation | General Liability

-Lichamelijke en stoffelijke schade vermengd -Dommages corporels et matériels confondus -Bodily injury and property damage combined	USD	1.000.000	per gebeurtenis | par sinistre | per occurrence
	USD	1.000.000	per verzekeringsjaar | par année d'assurance |

Burgerlijke Aansprakelijkheid Na Levering | Responsabilité Civile Après Livraison | Product Liability

-Lichamelijke en stoffelijke schade vermengd -Dommages corporels et matériels confondus -Bodily injury and property damage combined	USD	1.000.000	per gebeurtenis | par sinistre | per occurrence
	USD	1.000.000	per verzekeringsjaar | par année d'assurance |

- Dit verzekeringsattest is enkel uitgegeven ten informatieve titel en verleent als dusdanig geen specifieke of bijkomende rechten aan de houder van het attest en is geenszins een aanpassing, wijziging of uitbreiding van de dekking van de bovenvermelde polis.
- Ce certificat d'assurance est établi uniquement à titre informatif et n'accorde aucun droit au détenteur du certificat. Le certificat ne modifie, n'étend ou n'altère en rien la couverture de la police susmentionnée.
- This certificate is issued as a matter of information only and confers no rights upon the certificate holder. This certificate does not amend, extend or alter in any way the above mentioned policy cover.

Brussel |Bruxelles | Brussels, 28-Octobre-26

Chubb. Insured.℠

Chubb European Group SE is an undertaking governed by the provisions of the French insurance code with registration number 450 327 374 RCS Nanterre. Registered office: La Tour Carpe Diem, 31 Place des Corolles, Esplanade Nord, 92400 Courbevoie, France. Chubb European Group SE has fully paid share capital of €896,176,662 and is supervised by the Autorité de contrôle prudentiel et de résolution (ACPR) 4, Place de Budapest, CS 92459, 75436 PARIS CEDEX 09. Chubb European Group SE, Belgium Branch Avenue Louise 480, 1050 Brussels, company number BE0867.068.548. In Belgium it falls under the conduct of business rules of the Financial Services and Markets Authority (FSMA). Code NBB/BNB 3158. Citibank (Euro-account) 570-1218055-84, IBAN: BE03570121805584, BIC: CITIBEBX.

1

Schedule 3.13

Subsidiaries; Equity Interests

Company	Jurisdiction	Ownership
~~Globant España S.A. (sociedad unipersonal)~~ATM Services Corporation	~~Spain~~Panama	100% Globant España S.A. (Sociedad Unipersonal)
~~Software Product Creation~~Advanced Research & Technology S.~~L~~A. de C.V.	Mexico, Ciudad de Mexico	~~48.76~~98% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal) 2% Software Product Creation S.L.
Artech Informática do Brasil Ltda. ~~Spain~~	Brasil, São Paulo	100% Globant España S.A. (Sociedad Unipersonal)
BP Blankfactor Blocker Corp.	United States, Delaware	~~51.24~~100% Globant España S.A. (Sociedad Unipersonal)
~~Walmeric Soluciones S.L.~~	~~Spain~~	~~85.99% Software Product Creation~~
~~Sports Reinvention Entertainment Group~~BSF S.~~L~~A.	~~Spain~~Argentina, Mendoza	~~51~~99.994483% Globant España S.A. (Sociedad Unipersonal) 0.005517% Software Product Creation S.L.
~~La Liga Content Protection S.L.~~Blankfactor Bulgaria EOOD	~~Spain~~Bulgaria, Sofia	~~75.004% Sports Reinvention~~100% Blankfactor Group Holdings Ltd
~~Augmented Coding Spain~~Blankfactor Colombia S.A.S.	~~Spain~~Colombia, Medellín	100% Globant España S.A. (Sociedad Unipersonal)
~~IAFH Investments España S.L.~~Blankfactor Group Holdings Ltd	~~Spain~~England & Wales	100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
~~Globant France S.A.S.~~Blankfactor Holdings UK Ltd	~~France~~England & Wales	100% ~~Globant S.A.~~Blankfactor Group Holdings Ltd
Blankfactor LLC	United States, Delaware	100% W2 Holdings, LLC
~~Sysdata~~Blankfactor S.~~p.A~~R.L.	~~Italy~~Romania	100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)

Company	Jurisdiction	Ownership
~~Globant~~Blankfactor UK Ltd~~. (f.k.a. Sistemas UK Ltd.)~~	England & Wales	100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
~~Cloudshiftgroup Ltd~~Codebay Innovation, S.L.	~~England & Wales~~Spain, Tenerife	100% ~~Globant UK Ltd~~Software Product Creation S.L.
~~The Hansen Partnership Ltd~~Common Management Solutions, S.L.	~~England & Wales~~Spain, Madrid	100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
~~Vertic A/~~Difier S.A.	~~Denmark~~Uruguay, Montevideo	100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
~~VHCG ApS~~	~~Denmark~~	~~100% Vertic A/S~~
~~Globant Poland Sp. Z.O.O~~Dynaflows S.A.	~~Poland~~Argentina, Ciudad de Buenos Aires	~~100~~82.39501% Globant España S.A. (~~sociedad unipersonal)~~Sociedad Unipersonal) 17.60499% Sistemas Globales S.A.
~~Globant Bel~~Experiences at Scale LLC	~~Belarus~~United States, Wyoming	~~99.999940~~100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
Experiences at Scale S.A.	Argentina, Ciudad de Buenos Aires	~~0.000060~~95% Globant España S.A. (Sociedad Unipersonal) 5% Software Product Creation S.L.
~~Commerce Lab LLC~~Experiences at Scale S.A. de C.V.	~~Belarus~~México	~~100~~99% ~~eWave Holdings Pty. Ltd.~~ATM Services Corporation 1% Globant España S.A. (Sociedad Unipersonal)
Exusia India Private Limited	India	99.999% Exusia, LLC 0.001% Software Product Creation S.L.
Exusia South Africa (Pty) Ltd	South Africa	100% Exusia, LLC
Exusia, LLC	United States, Delaware	100% Globant, LLC
~~Globant IT Romania S.R.L. (f.k.a. Small Footprint S.R.L.)~~GUT Agency Ltd	~~Romania~~England & Wales	~~100~~0.25% Gaius LLP (as trustee of Bigio Family Trust) 0.25% Gaius LLP (as trustee of The BIG's Trust) 99% Globant España S.A. (~~sociedad unipersonal)~~Sociedad Unipersonal) 0.5% Ramorama LLC

Company	Jurisdiction	Ownership
~~eWave Bulgaria Ltd~~GUT Agency Toronto Inc.	~~Bulgaria~~Canada, British Columbia	100% ~~eWave Holdings Pty.~~GUT Agency Ltd~~.~~
~~eWave Ukraine Ltd.~~GUT Agency, LLC	~~Ukraine~~United States, Delaware	100% ~~eWave Holdings Pty.~~GUT Agency Ltd~~.~~
Genexus International Corp.	United States, Florida	100% Genexus S.A.
~~Globant India Pvt. Ltd~~Genexus S.A.	~~India~~Uruguay, Montevideo	~~99.99~~100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
Globant - Ecuador S.A.S.	Ecuador, Guayaquil	~~0.01% Software Product Creation~~100% Globant España S.~~L.~~A. (Sociedad Unipersonal)
~~Hansen Techsol Pvt. Ltd.~~	~~India~~	~~99.99% The Hansen Partnership Ltd.~~
~~0.01% Software Product Creation S.L.~~
Globant Arabia Limited	Saudi Arabia, Riyadh	100% Globant España S.A. (~~sociedad~~Sociedad Unipersonal)
~~Software Product Creation S.L. - Dubai Branch~~Globant Bel LLC	~~Dubai~~Belarus	~~Branch of~~ 99.99994% Globant España S.A. (Sociedad Unipersonal) 0.00006% Software Product Creation S.L.
Globant ~~Singapore Pte. Ltd~~Brasil Consultoria Ltda.	~~Singapore~~Brasil, São Paulo	100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
~~Zhongshan Yi Wei Technologies Limited~~Globant Canada Corp.	~~China~~Canada, British Columbia	100% ~~eWave Holdings Pty. Ltd.~~Globant España S.A. (Sociedad Unipersonal)
~~eWave Limited~~Globant España S.A. (Sociedad Unipersonal)	~~Hong Kong~~Spain, Madrid	100% ~~eWave Holdings Pty. Ltd~~Globant S.A.
~~eWave Contracting Services (HK) Limited~~	~~Hong Kong~~	~~100% eWave Holdings Pty. Ltd.~~

Company	Jurisdiction	Ownership
~~eWave Holdings Pty. Ltd~~Globant France S.A.S.	~~Australia~~France	~~100% IAFH Investments~~80.662664% Globant España S.~~L~~A. (Sociedad Unipersonal) 19.337336% Globant S.A.
~~Nasko Trading Pty. Ltd.~~	~~Australia~~	~~100% eWave Holdings Pty. Ltd.~~
Globant Germany GmbH	Germany, Berlin	100% Globant S.A.
Globant IT Services Corp.	United States, Florida	100% Globant, LLC
Globant India Private Limited	India	99.994502% Globant España S.A. (Sociedad Unipersonal) 0.005498% Software Product Creation S.L.
~~Hansen Consulting B.V.~~Globant International Morocco SASU	~~Netherlands~~Morocco, Casablanca	100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
Globant International Philippines Inc.	Philippines, Manila	0.000086% Englebienne, Guibert Andres 99.999741% Globant España S.A. (Sociedad Unipersonal) 0.000086% Nocetti, Néstor Augusto 0.000086% Umaran, Martín Gonzalo
Globant~~, LLC~~ Ireland Limited	~~USA~~Ireland, Dublin	100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
Globant ~~IT Services Corp~~Italy S.p.A.	~~USA~~Italy	100% Globant~~, LLC~~ España S.A. (Sociedad Unipersonal)
Globant Peru S.A.C.	Peru, Lima	96.812279% Globant España S.A. (Sociedad Unipersonal) 3.187721% Software Product Creation S.L.
~~Grupo Assa Corp~~Globant Poland Sp. z O.O.	~~USA~~Poland, Warsaw	100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
~~Augmented Coding US, LLC~~Globant Portugal, Unipessoal Lda	~~USA~~Portugal, Lisboa	100% ~~Augmented Coding Spain~~Globant España S.A. (Sociedad Unipersonal)

Company	Jurisdiction	Ownership
~~Genexus International Corp.~~Globant Regional Headquarter	~~USA~~Saudi Arabia, Riyadh	100% ~~Genexus~~Globant España S.A. (Sociedad Unipersonal)
~~Vertic Inc~~Globant Singapore Pte. Ltd.	~~USA~~Singapore	100% ~~Vertic A/~~Globant España S.A. (Sociedad Unipersonal)
~~Experience IT,~~Globant Software Designing - LLC - SPC	~~USA~~UAE, Abu Dhabi	100% Globant~~, LLC~~ España S.A. (Sociedad Unipersonal)
Globant ~~Canada Corp.~~UK Ltd	~~Canada~~England & Wales	100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
~~IAFH~~ Globant ~~IT México S. de R.L. de C.V. (f.k.a. Global Systems Outsourcing S. de R. L. de C.V.)~~, LLC	~~Mexico~~United States, Delaware	~~99.9977~~100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
Globers S.A.	Argentina, Ciudad de Buenos Aires	~~00.0023~~5.69111% IAFH Global S.A. 94.30889% Sistemas Globales S.A.
~~GASA México Consultoría y Servicios~~Globers Travel España 2023 S.A ~~de C.V~~.	~~Mexico~~Spain, Madrid	~~99.80~~100% Globant España S.A. (Sociedad Unipersonal)
~~0.20% IAFH Global S.A.~~
Grupo Assa México Soluciones Informáticas S.A. de C.V~~.~~	Mexico, Ciudad de Mexico	~~99.99955~~99.999551% Globant España S.A. (~~sociedad unipersonal)~~Sociedad Unipersonal) 0.000449% IAFH Global S.A.
Gut Agencia de Publicidade Ltda.	Brasil, São Paulo	~~0.00045% IAFH Global S.A.~~0.000004% Baptista Barone, Valéria
99.999979% GUT Agency Ltd
0.000004% GUT Agency, LLC
0.000004% Nicolau Rodriguez, Carmem Elisa
0.000004% Ribeiro Hentschk, Fernando
0.000004% Villardo Silva, Bruno Xavier
0.000004% Visintainer Hackradt, Alessandra

Company	Jurisdiction	Ownership
~~Advanced Research & Technology,~~Gut Agency Mexico City S.~~A~~ de R.L. de C.V.	Mexico, Ciudad de Mexico	~~98% Globant España S.A. (sociedad unipersonal)~~99.999645% GUT Agency Ltd 0.000355% GUT Agency, LLC
Gut Agency S.R.L.	Argentina, Ciudad de Buenos Aires	~~2~~99.999648% GUT Agency Ltd 0.000352% Software Product Creation S.L.
Gut Amsterdam B.V.	Netherlands	100% GUT Agency Ltd
~~Appcentral~~IAFH Global S.A~~.P.I. de C.V~~.	~~Mexico~~Argentina, Ciudad de La Plata	~~35% Advanced Research &~~68.57608% Globant España S.A. (Sociedad Unipersonal) 31.42392% Software Product Creation S.L.
~~Agencia KTBO,~~IAFH Globant IT Mexico S.~~A~~ de R.L. de C.V.	Mexico, Ciudad de Mexico	~~99.05951~~0.13576% Advanced Research & Technology S.A. de C.V.
99.438911% Globant España S.A. (~~sociedad unipersonal)~~Sociedad Unipersonal)
0.401829% Globant France S.A.S.
0.002279% IAFH Global S.A.
0.02122% Software Product Creation S.L.
~~00.94049% Software Product Creation~~
~~Contenidos Digitales KTBO, S.C.~~	~~Mexico~~	~~95% Globant España S.A. (sociedad unipersonal)~~
La Liga Content Protection S.L.	Spain, Madrid	~~5% Software Product Creation S.L~~24.995286% Robota S.L. 75.004714% Sports Reinvention Entertainment Group S.L.
~~Adbid Latam MX S.A. de C.V.~~	~~Mexico~~	~~99.998% Globant España S.A. (sociedad unipersonal)~~

Company	Jurisdiction	Ownership
Nasko Trading Pty Ltd	Australia, New South Wales	~~00.002% Software Product Creation~~100% eWave Holdings Pty Ltd 100% eWave Holdings Pty Ltd 100% eWave Holdings Pty Ltd
~~Sistemas~~Omni.Pro Colombia S.A.S.	Colombia, Bogotá DC	~~99.99997~~100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
Omni.Pro Spain S.L.	Spain, Barcelona	~~00.00003~~100% Software Product Creation S.L.
~~Avanxo Colombia~~	~~Colombia~~	~~Branch of Globant España S.A. (sociedad unipersonal)~~
~~Globant Colombia S.A.S.~~	~~Colombia~~	~~99,99% Globant España S.A. (sociedad unipersonal)~~
Omnia Brand and Digital Experience Private Limited	India	99.99% Omnia Holdings Limited 0.01% Software Product Creation S.L.
~~Agencia KTBO S.A.S.~~Omnia FZ-LLC	~~Colombia~~UAE, Dubai Development Authority (DDA)	100% ~~Globant España S.A. (sociedad unipersonal)~~Omnia Holdings Limited
~~Adbid Latinoamerica S.A.S.~~Omnia Holdings Limited	~~Colombia~~UAE, RAK ICC	100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
Omnia Middle East FZ LLC – Abu Dhabi Branch	UAE, Media Zone Authority, Abu Dhabi	100% Omnia Middle East FZ-LLC
Omnia Middle East FZ-LLC	UAE, Media Zone Authority, Abu Dhabi	100% Omnia Holdings Limited
~~Procesalab~~Pentalog CHI S.~~A~~R.~~S~~L.	~~Colombia~~Moldova	100% Globant ~~España~~France S.A. ~~(sociedad unipersonal)~~S.
~~Globant Peru~~Pentalog Romania S.~~A~~R.~~C~~L.	~~Peru~~Romania	~~96.81~~16.912166% Globant España S.A. (~~sociedad unipersonal)~~Sociedad Unipersonal) 83.087834% Globant France S.A.S.

Company	Jurisdiction	Ownership
Pentalog Vietnam Company Limited	Vietnam	100% Globant France S.A.S.
Sistemas Colombia S.A.S.	Colombia, Bogotá DC	~~3.19~~99.995508% Globant España S.A. (Sociedad Unipersonal) 0.004492% Software Product Creation S.L.
~~Agencia KTBO S.A.C.~~	~~Peru~~	~~94% Globant España S.A. (sociedad unipersonal~~
Sistemas Globales Chile Asesorías SpA	Chile, Santiago de Chile	~~6~~95.228342% Globant España S.A. (Sociedad Unipersonal) 4.771658% Software Product Creation S.L.
Sistemas Globales Costa Rica Limitada	Costa Rica, San José	90% Globant España S.A. (~~sociedad unipersonal)~~Sociedad Unipersonal) 10% Software Product Creation S.L.
Sistemas Globales S.A.	Argentina, Ciudad de Buenos Aires	~~10~~91.009825% Globant España S.A. (Sociedad Unipersonal) 8.990175% Software Product Creation S.L.
~~Globant-Ecuador S.A.S.~~	~~Ecuador~~	~~100% Globant España S.A. (sociedad unipersonal)~~
~~Sistemas Globales Chile Asesorías S.p.A.~~	~~Chile~~	~~95.183411% Globant España S.A. (sociedad unipersonal)~~
~~4.816589% Software Product Creation~~
~~Agencia KTBO Chile~~Sistemas Globales Uruguay S.~~p.~~A.	~~Chile~~Uruguay, Montevideo	100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
~~Globant Brasil Consultoria Ltda.~~	~~Brazil~~	~~100% Globant España S.A. (sociedad unipersonal)~~

Company	Jurisdiction	Ownership
~~IBS Integrated Business Solutions Consultoria Ltda.~~	~~Brazil~~	~~100% Globant España S.A. (sociedad unipersonal)~~
~~Global Digital Business Solutions em Tecnologia Ltda.~~	~~Brazil~~	~~100% IBS Integrated Business Solutions Consultoria Ltda.~~
~~Artech Informática Do Brasil Ltda.~~	~~Brazil~~	~~100% Globant España S.A. (sociedad unipersonal)~~
~~Newtech Informática Ltda.~~	~~Brazil~~	~~100% Globant España S.A. (sociedad unipersonal)~~
~~Nescara Ltda.~~	~~Brazil~~	~~100% Globant Brasil Consultoria Ltda.~~
~~Agência KTBO Brasil Comunicações Digitais Ltda.~~	~~Brazil~~	~~100% Globant España S.A. (sociedad unipersonal)~~
~~Sistemas Globales Uruguay S.A.~~	~~Uruguay~~	~~100% Globant España S.A. (sociedad unipersonal)~~
~~Difier~~Software Product Creation S.~~A~~L.	~~Uruguay~~Spain, Madrid	~~100~~49.628569% Globant España S.A. (~~sociedad unipersonal)~~Sociedad Unipersonal) 50.371431% Globant S.A.
~~Genexus S.A.~~	~~Uruguay~~	~~100% Globant España S.A. (sociedad unipersonal)~~
~~Kurfur S.A.~~	~~Uruguay~~	~~100% Genexus S.A.~~
~~IAFH Global S.A.~~	~~Argentina~~	~~68.57608% Globant España S.A. (sociedad unipersonal)~~
~~31.42392% Software Product Creation~~

Company	Jurisdiction	Ownership
~~Sistemas Globales S.A.~~	~~Argentina~~	~~90.07% Globant España S.A. (sociedad unipersonal)~~
Software Product Creation S.L. - Dubai Branch	UAE, Dubai	~~9.93~~100% Software Product Creation S.L.
~~Globers S.A.~~	~~Argentina~~	~~78.062% IAFH Global S.A.~~
~~21.938% Sistemas Globales S.A.~~
~~Dynaflows S.A.~~	~~Argentina~~	~~65.67604% Sistemas Globales S.A.~~
~~34.32396% Globant España S.A. (sociedad unipersonal)~~
~~BSF S.A.~~	~~Argentina~~	~~99.994483% Globant España S.A. (sociedad unipersonal)~~
Sports Reinvention Entertainment Group S.L.	Spain, Madrid	~~00.00551699~~49% LaLiga Group International S.L. 51% Software Product Creation S.L.
~~Decision Support~~ Vertic A/S~~.A.~~	~~Argentina~~Denmark, Copenhague	~~98.79~~100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal) 100% Globant España S.A. (Sociedad Unipersonal)
~~1.21% Software Product Creation S.L.~~
~~Atix Labs S.R.L.~~W2 Holdings, LLC	~~Argentina~~United States, Delaware	~~97.13747~~0.56% BP Blankfactor Blocker Corp. 99.44% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
Zhongshan Yi Wei Technologies Limited	China, Canton	100% eWave Holdings Pty Ltd
eWave Bulgaria Ltd.	Bulgaria, Sofia	~~2.86253% Software Product Creation S.L.~~100% eWave Holdings Pty Ltd
~~KTBO S.A.~~eWave Holdings Pty Ltd	~~Argentina~~Australia, New South Wales	~~95~~100% Globant España S.A. (~~sociedad unipersonal~~Sociedad Unipersonal)
eWave Limited	China, Hong Kong	~~5~~100% ~~Software Product Creation S.L.~~eWave Holdings Pty Ltd

Schedule 3.20~~Schedule 3.20~~

Labor Matters

None.

Schedule 6.2~~Schedule 6.2~~

Existing Indebtedness

None.

Schedule 6.3~~Schedule 6.3~~

Existing Liens

Debtor	Filing	Secured Party	File Date	Collateral
Globant, LLC	UCC-1 20196455021	JPMORGAN CHASE BANK, N.A.	9/17/19

All accounts receivable which arise out of the sale of goods and services by Debtor to Johnson & Johnson Services, Inc., a New Jersey corporation and/or its subsidiaries or affiliates ~~(individually or collectively, "Buyer")~~, which accounts receivable are now or in the future assigned and sold by Supplier to the Investors ~~party to the Receivables Purchase Agreement among Supplier, the Investors party thereto and the Investor Agent party thereto, as amended, modified or supplemented from time to time (each, a "Purchased Receivable"), but only from and after the date such Purchased Receivables are sold by Supplier to Investor, and all Ancillary Rights with respect to such Purchased Receivables.~~

.

Globant, LLC	UCC-1 20237118143	JPMORGAN CHASE BANK, N.A.	10/18/23	All accounts receivable which arise out of the sale of goods and services by the Debtor to The Coca-Cola Company, a Delaware corporation, and/or its subsidiaries or affiliates, which accounts receivable are now or in the future assigned and sold.
Globant, LLC	UCC-1 20254571185	BAIZA CAPITAL LLC SERIES AR24GLBNT	06/25/25	All accounts receivable which arise out of the sale of goods and services by the Debtor to Taulia Trade Company GmbH.

Schedule 6.6~~Schedule 6.6~~

Existing Investments

None.

EXHIBIT A-1~~EXHIBIT A-1~~

[FORM OF]

AMENDED AND RESTATED REVOLVING NOTE

[__________]	[•]

~~[__________]~~	~~[•]~~

FOR VALUE RECEIVED, the undersigned, GLOBANT, LLC (the “Original Borrower”), ~~hereby promises~~and GLOBANT S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 37A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B173727 (the “Parent” and, together with the Original Borrower, the “Borrowers”), hereby promise to pay to the order of [________________] (together with its successors and permitted assigns, the “Lender”), on the Maturity Date, the principal sum of [_______] DOLLARS ($[_________]) or, if less, the aggregate unpaid principal amount of all Revolving Loans, made by the Lender to the ~~Borrower~~Borrowers pursuant to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023, among the ~~Borrower~~Borrowers, the Lenders party thereto, and HSBC Bank USA, ~~N.A.~~National Association, as Administrative Agent, Issuing Bank and Swingline Lender (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”).

The ~~Borrower~~Borrowers hereby jointly and severally further ~~promises~~promise to pay the unpaid principal amount, and interest on the unpaid principal amount, of the Revolving Loans evidenced by this Amended and Restated Revolving Note (this “Revolving Note”) from time to time at the rates, on the dates, and otherwise as provided in the Credit Agreement.

Payments of both principal and interest are to be made without setoff or counterclaim in Dollars in same day or immediately available funds to the account designated by the Administrative Agent pursuant to the Credit Agreement.

The Lender is authorized to record the amount and the date on which each Revolving Loan is made and each payment of principal with respect thereto in its records; provided that any failure to so record such information shall not in any manner affect any obligation of the ~~Borrower~~Borrowers under the Credit Agreement or this Revolving Note.

This Revolving Note may only be assigned as provided in the Credit Agreement.

The ~~Borrower~~Borrowers hereby ~~waives~~waive presentment for payment, demand, protest and notice of dishonor of this Revolving Note.

This Revolving Note constitutes an amendment and restatement of that certain Revolving Note, dated as [__________] (the “Existing Revolving Note”), from the Original Borrower in favor of the Lender. All indebtedness and other Obligations under the Existing Revolving Note are hereby renewed and continued and hereafter will be governed by this Revolving Note. The execution and delivery of this Revolving Note is not intended to constitute a novation of any indebtedness or other Obligations owing to the Lender under the Existing Revolving Note. As of the date hereof, all Revolving Loans and other Obligations outstanding as of such date under the Existing Revolving Note shall be deemed to be Revolving Loans and Obligations outstanding under this Revolving Note without any further action by any Person.

The obligations of the Borrowers under this Revolving Note are joint and several as provided in Section 2.27 of the Credit Agreement, subject, in the case of the Parent, to the limitations set forth in Section 2.31 of the Credit Agreement.

This Revolving Note is one of the Revolving Notes referred to in, and is entitled to the benefits of, the Credit Agreement and the other Loan Documents. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

THIS REVOLVING NOTE IS GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the ~~Borrower has~~Borrowers have caused this Revolving Note to be duly executed and delivered as of the day and year first above written.

GLOBANT, LLC

By:
Name:
Title:

~~GLOBANT, LLC~~

~~By:~~
~~Name:~~
~~Title:~~

GLOBANT S.A.

By:
Name:
Title:

[Signature Page to Revolving Note]

EXHIBIT A-2~~EXHIBIT A-2~~

[FORM OF]

TERM NOTE

[__________]	[•]

~~[__________]~~	~~[•]~~

FOR VALUE RECEIVED, the undersigned, GLOBANT, LLC (the “Original Borrower”), ~~hereby promises~~and GLOBANT S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 37A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B173727 (the “Parent” and, together with the Original Borrower, the “Borrowers”), hereby promise to pay to the order of [________________] (together with its successors and permitted assigns, the “Lender”), on the Maturity Date, the principal sum of [_______] DOLLARS ($[_________]) or, if less, the aggregate unpaid principal amount of all Term Loans, made by the Lender to the ~~Borrower~~Borrowers pursuant to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023, among the ~~Borrower~~Borrowers, the Lenders party thereto, and HSBC Bank USA, ~~N.A.~~National Association, as Administrative Agent, Issuing Bank and Swingline Lender (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). The principal amount of this Amended and Restated Term Note (this “Term Note”) shall be payable on the dates and in the amounts specified in the Credit Agreement.

The ~~Borrower~~Borrowers hereby jointly and severally further ~~promises~~promise to pay the unpaid principal amount, and interest on the unpaid principal amount, of the Term Loans evidenced hereby from time to time at the rates, on the dates, and otherwise as provided in the Credit Agreement.

Payments of both principal and interest are to be made without setoff or counterclaim in Dollars in same day or immediately available funds to the account designated by the Administrative Agent pursuant to the Credit Agreement.

The Lender is authorized to record the amount and the date on which each Term Loan is made and each payment of principal with respect thereto in its records; provided that any failure to so record such information shall not in any manner affect any obligation of the ~~Borrower~~Borrowers under the Credit Agreement or this Term Note.

This Term Note may only be assigned as provided in the Credit Agreement.

The ~~Borrower~~Borrowers hereby ~~waives~~waive presentment for payment, demand, protest and notice of dishonor of this Term Note.

The obligations of the Borrowers under this Term Note are joint and several as provided in Section 2.27 of the Credit Agreement, subject, in the case of the Parent, to the limitations set forth in Section 2.31 of the Credit Agreement.

This Term Note is one of the Term Notes referred to in, and is entitled to the benefits of, the Credit Agreement and the other Loan Documents. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

A-2-1

THIS TERM NOTE IS GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the ~~Borrower has~~Borrowers have caused this Term Note to be duly executed and delivered as of the day and year first above written.

GLOBANT, LLC

By:
Name:
Title:

~~GLOBANT, LLC~~

~~By:~~
~~Name:~~
~~Title:~~

GLOBANT S.A.

By:
Name:
Title:

[Signature Page to Term Note]

~~Amended and Restated Term Note Signature Page~~

EXHIBIT A-3~~EXHIBIT A-3~~

[FORM OF]

SWINGLINE NOTE

$[__________]	[•]
~~$[____________]~~	~~[•]~~

FOR VALUE RECEIVED, the undersigned, GLOBANT, LLC (the “Original Borrower”), ~~hereby promises~~and GLOBANT S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 37A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B173727 (the “Parent” and, together with the Original Borrower, the “Borrowers”), hereby promise to pay to the order of [________________] (together with its successors and permitted assigns, the “Lender”), the principal sum of ~~FIVE~~TEN MILLION DOLLARS ($~~5,000,000~~10,000,000) or, if less, the aggregate unpaid principal amount of all Swingline Loans, made by the Lender to the ~~Borrower~~Borrowers pursuant to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023, among the ~~Borrower~~Borrowers, the Lenders party thereto, and HSBC Bank USA, ~~N.A.~~National Association, as Administrative Agent, Issuing Bank and Swingline Lender (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”).

The ~~Borrower~~Borrowers hereby jointly and severally further ~~promises~~promise to pay interest on the unpaid principal amount, of the Swingline Loans evidenced by this Swingline Note (this “Swingline Note”) from time to time at the rates, on the dates, and otherwise as provided in the Credit Agreement.

Payments of both principal and interest are to be made without setoff or counterclaim in Dollars in same day or immediately available funds to the account designated by the Administrative Agent pursuant to the Credit Agreement.

The Lender is authorized to record the amount and the date on which each Swingline Loan is made and each payment of principal with respect thereto in its records; provided that any failure to so record such information shall not in any manner affect any obligation of the ~~Borrower~~Borrowers under the Credit Agreement or this Swingline Note.

This Swingline Note may only be assigned as provided in the Credit Agreement.

The ~~Borrower~~Borrowers hereby ~~waives~~waive presentment for payment, demand, protest and notice of dishonor of this Swingline Note.

This Swingline Note is one of the Swingline Notes referred to in, and is entitled to the benefits of, the Credit Agreement and the other Loan Documents. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

The obligations of the Borrowers under this Swingline Note are joint and several as provided in Section 2.27 of the Credit Agreement, subject, in the case of the Parent, to the limitations set forth in Section 2.31 of the Credit Agreement.

THIS SWINGLINE NOTE IS GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

A-3-1

IN WITNESS WHEREOF, the ~~Borrower has~~Borrowers have caused this Swingline Note to be duly executed and delivered as of the day and year first above written.

GLOBANT, LLC

By:
Name:
Title:

GLOBANT S.A.

By:
Name:
Title:

~~GLOBANT, LLC~~

~~By:~~
~~Name:~~
~~Title:~~

Amended and Restated Swingline Note Signature Page

Exhibit B~~EXHIBIT B~~

[FORM OF]

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Assignment Effective Date set forth below and is entered into by and between [the][each]1 Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each]2 Assignee identified in item 2 below ([the][each, an] “Assignee”). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees]3 hereunder are several and not joint.]4 Capitalized terms used but not defined herein shall have the meanings given to them in the Fourth Amended and Restated Credit Agreement identified below (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by [the][each] Assignee. The Standard Terms and Conditions set forth in ~~Annex 1~~ANNEX 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below (including without limitation any Letters of Credit and Swingline Loans included in such facilities) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by [the][any] Assignor.

1For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language. If the assignment is from multiple Assignors, choose the second bracketed language.

2 For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language. If the assignment is to multiple Assignees, choose the second bracketed language.

3 Select as appropriate.

4 Include bracketed language if there are either multiple Assignors or multiple Assignees.

B-1

1.             Assignor[s]:________________________________

______________________________
[Assignor [is] [is not] a Defaulting Lender]

2.	~~2.~~ Assignee[s]: ______________________________

______________________________
[for each Assignee, indicate [Affiliate][Approved Fund] of [identify Lender]]

3.             ~~3.~~       Borrower(s):        Globant, LLC

        ~~4.~~       Administrative Agent: HSBC Bank USA, ~~N.A.~~National Association, as the administrative agent under the Credit Agreement

        ~~5.~~       Credit Agreement:       The Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time), among Globant, LLC, the Lenders that are parties thereto, HSBC Bank USA, ~~N.A.~~National Association, as Administrative Agent, Issuing Bank and Swingline Lender

4.             ~~6.~~       Assigned Interest[s]:

Assignor[s][1]	Assignee[s][2]	Facility Assigned[3]	Aggregate Amount of Commitment/Loans for all Lenders[4]	Amount of Commitment/ Loans Assigned[8]	Percentage Assigned of Commitment/ Loans[5]		CUSIP Number
			$	$		%
			$	$		%
			$	$		%

5.             ~~[7.~~      Trade Date:       ______________]6

1 List each Assignor, as appropriate.

2 List each Assignee, as appropriate.

3 Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g., “Revolving Commitment,” “Term [A][B] Commitment,” etc.)

4 Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Assignment Effective Date.

5 Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

6 To be completed if the Assignor(s) and the Assignee(s) intend that the minimum assignment amount is to be determined as of the Trade Date.

B-2

Assignment Effective Date: [____________], 20[__] [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR[S]
[NAME OF ASSIGNOR]

By:
Title:

[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE[S]
[NAME OF ASSIGNEE]

By:
Title:

[NAME OF ASSIGNEE]

By:
Title:

B-3

~~ASSIGNOR[S][2]~~
~~[NAME OF ASSIGNOR]~~

~~By:______________________________~~
~~Title:~~

~~[NAME OF ASSIGNOR]~~

~~By:______________________________~~
Title:

~~ASSIGNEE[S][3]~~
~~[NAME OF ASSIGNEE]~~

~~By:______________________________~~
~~Title:~~

~~[NAME OF ASSIGNEE]~~

~~By:______________________________~~
~~Title:~~

~~2 Add additional signature blocks as needed. Include both Fund/Pension Plan and manager making the trade (if applicable).~~

~~3 Add additional signature blocks as needed. Include both Fund/Pension Plan and manager making the trade (if applicable).~~

~~RESTRICTED B-4~~

[Consented to and]~~4~~1Accepted:

HSBC BANK USA, ~~N.A.~~National Association, as
Administrative Agent

By:
Title:

[Consented to:]~~5~~2

[RELEVANT PARTY FULL NAME ALL CAPS]

By:
Title:

~~4~~1 To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

~~5~~2 To be added only if the consent of the Borrower and/or other parties is required by the terms of the Credit Agreement.

~~RESTRICTED B-5~~

ANNEX 1~~ANNEX 1~~

[GLOBANT, LLC FOURTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF
MAY 31, 2023 AMONG GLOBANT, LLC, THE LENDERS PARTY THERETO, AND HSBC BANK
USA, ~~N.A.~~NATIONAL ASSOCIATION, AS ADMINISTRATIVE AGENT]

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.            Representations and Warranties.

1.1           ~~1.1~~          Assignor[s]. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is [not] a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any Collateral thereunder, (iii) the financial condition of the ~~Borrower~~Borrowers, any of ~~its~~their Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the ~~Borrower~~Borrowers, any of ~~its~~their Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2           ~~1.2.~~         Assignee[s]. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements to be an assignee under Sections ~~9.4(b)(iii), (v) and (vi)~~ 9.4(b)(iii), (v) and (vi) of the Credit Agreement (subject to such consents, if any, as may be required under Section ~~9.4(b)(iii)~~9.4(b)(iii) of the Credit Agreement), (iii) from and after the Assignment Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest, and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section ~~5.1~~5.1 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Administrative Agent or any other Lender and, based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest and (vii) attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) it will perform in accordance with their terms all of the obligations that, by the terms of the Loan Documents, are required to be performed by it as a Lender.

B-I-1

2.             ~~2.~~           Payments. From and after the Assignment Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued to but excluding the Assignment Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Assignment Effective Date. Notwithstanding the foregoing, the Administrative Agent shall make all payments of interest, fees or other amounts paid or payable in kind from and after the Assignment Effective Date to [the][the relevant] Assignee.

3.             ~~3.~~           General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or in electronic format shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

B-I-2

~~EXHIBIT C~~

Exhibit C

[RESERVED]

Exhibit D-1~~EXHIBIT D-1~~

[FORM OF]

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC, the Lenders party thereto, and HSBC BANK USA, ~~N.A.~~NATIONAL ASSOCIATION, as Administrative Agent, Issuing Bank and Swingline Lender.

Pursuant to the provisions of Section ~~2.17~~2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the IRC, (iii) it is not a ten percent shareholder of the ~~Borrower~~Borrowers within the meaning of Section 871(h)(3)(B) of the IRC and (iv) it is not a controlled foreign corporation related to the ~~Borrower~~Borrowers as described in Section 881(c)(3)(C) of the IRC.

The undersigned has furnished the Administrative Agent and the ~~Borrower~~Borrowers with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the ~~Borrower~~Borrowers and the Administrative Agent and (2) the undersigned shall have at all times furnished the ~~Borrower~~Borrowers and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[LENDER FULL NAME ALL CAPS]

By:
Name:
Title:

Date: [________] [__], 20[ ]

D-1-1

Exhibit D-2~~EXHIBIT D-2~~

[FORM OF]

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC, the Lenders party thereto and HSBC BANK USA, ~~N.A.~~NATIONAL ASSOCIATION, as Administrative Agent, Issuing Bank and Swingline Lender.

Pursuant to the provisions of Section ~~2.17~~2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the IRC, (iii) it is not a ten percent shareholder of the ~~Borrower~~Borrowers within the meaning of Section 871(h)(3)(B) of the IRC and (iv) it is not a controlled foreign corporation related to the ~~Borrower~~Borrowers as described in Section 881(c)(3)(C) of the IRC.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[PARTICIPANT FULL NAME ALL CAPS]

By:
Name:
Title:

Date: [________] [__], 20[ ]

D-2-1

Exhibit D-3~~EXHIBIT D-3~~

[FORM OF]

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC, the Lenders party thereto and HSBC BANK USA, ~~N.A.~~NATIONAL ASSOCIATION, as Administrative Agent, Issuing Bank and Swingline Lender.

Pursuant to the provisions of Section ~~2.17~~2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect to such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the IRC, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the ~~Borrower~~Borrowers within the meaning of Section 871(h)(3)(B) of the IRC and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the ~~Borrower~~Borrowers as described in Section 881(c)(3)(C) of the IRC.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[PARTICIPANT FULL NAME ALL CAPS]

By:
Name:
Title:

Date: [________] [__], 20[ ]

D-3-1

Exhibit D-4~~EXHIBIT D-4~~

[FORM OF]

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC, the Lenders party thereto and HSBC BANK USA, ~~N.A.~~NATIONAL ASSOCIATION, as Administrative Agent, Issuing Bank and Swingline Lender.

Pursuant to the provisions of Section ~~2.17~~2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any Note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the IRC, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the ~~Borrower~~Borrowers within the meaning of Section 871(h)(3)(B) of the IRC and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the ~~Borrower~~Borrowers as described in Section 881(c)(3)(C) of the IRC.

The undersigned has furnished the Administrative Agent and the ~~Borrower~~Borrowers with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the ~~Borrower~~Borrowers and the Administrative Agent and (2) the undersigned shall have at all times furnished the ~~Borrower~~Borrowers and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[LENDER FULL NAME ALL CAPS]

By:
Name:
Title:

Date: [________] [__], 20[ ]

D-4-1

Exhibit E~~EXHIBIT E~~

[FORM OF]

BORROWING REQUEST

Date: [_______], 20[__]

HSBC Bank USA, ~~N.A.,~~ National Association,
66 Hudson Blvd. East
New York, New York 10001
Attention: Loan Agency

~~Corporate Trust and Loan Agency~~

~~452 5th Avenue (8E6)~~

~~New York, NY 10018~~

Re:       GLOBANT~~, LLC~~  Credit Agreement

Ladies/Gentlemen:

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC (the “Original Borrower”), GLOBANT S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 37A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B173727(the “Parent” and, together with the Original Borrower, the “Borrowers”), the other Loan Parties thereto, the Lenders party thereto and HSBC BANK USA, ~~N.A.~~NATIONAL ASSOCIATION, as Administrative Agent, Issuing Bank and Swingline Lender. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

The Borrower Representative, on behalf of the Borrower identified below, irrevocably requests the making of Loans as follows:

1.                   Borrower: [Globant, LLC] [Globant S.A.].

2.                   ~~1.~~ Date of Borrowing: [______], [_____].

3.                   ~~2.~~ Aggregate Amount of Borrowing: $[_____________]~~6~~13.

4.                   ~~3.~~ Type of Borrowing: [Base Rate Borrowing] [SOFR Borrowing].

~~6~~13 SOFR Borrowings must be in a minimum amount of $5,000,000 and integral multiples of $1,000,000 ~~or a higher~~. Base Rate Borrowings must be in a minimum amount of $1,000,000 and integral ~~multiple~~multiples of $500,000 ~~in respect of a Eurodollar Loan; and $1,000,000 or a higher integral multiple of $500,000 in respect of a Base Rate Loan. Borrower may request no more than four Borrowings of Term Loans and each such Borrowing will be in an amount of not less than $10,000,000~~, subject to the exceptions in Section 2.2(c). Term Loans are funded on the Amendment No. 2 Effective Date pursuant to Section 2.1.

E-1

5.                   ~~4.~~ Class of Loans: [Revolving Loans] [Term Loans].

[~~5~~6.               Initial Interest Period for SOFR Borrowing: [____________] month(s).]

~~6~~7.                 ~~Location~~Account holder, location and number ~~of Borrower’s account to which funds are to be disbursed~~for disbursement of the requested Borrowing:

Account Holder:          [______________________]

Account Location:       [______________________]

Account Number:        [______________________]

The Borrower Representative, on behalf of the Borrowers, certifies that, on the date ~~hereof~~of the Borrowing requested hereby:

~~(a)~~ (a)    the representations and warranties of the Loan Parties set forth in the Loan Documents are true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) on and as of the date of the Borrowing requested hereby, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) as of such earlier date; and

~~(b)~~ (b)   no Default or Event of Default exists or will exist immediately after giving effect to such Borrowing.

[Signature page follows]

E-2

IN WITNESS WHEREOF, the undersigned has caused this Borrowing Request to be executed and delivered by the undersigned authorized representative of the Borrower Representative hereunto duly authorized as of the date first above written.

GLOBANT, LLC, as Borrower Representative

By:
Name:
Title:

~~GLOBANT, LLC~~

~~By:~~
~~Name:~~
~~Title:~~

Signature Page to Borrowing Request

Exhibit F~~EXHIBIT F~~

[FORM OF]

INTEREST ELECTION REQUEST

Date:[ _______], 20[___]

HSBC Bank USA, ~~N.A.,~~ National Association,
66 Hudson Blvd. East
New York, New York 10001
Attention: Loan Agency

~~Corporate Trust and Loan Agency~~

~~452 5th Avenue (8E6)~~

~~New York, NY 10018~~

Re:       GLOBANT~~, LLC~~ Credit Agreement

Ladies and Gentlemen:

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC (the “Original Borrower”), ~~the Lender~~GLOBANT S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 37A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B173727 (the “Parent” and, together with the Original Borrower, the “Borrowers”), the other Loan Parties thereto, the Lenders party thereto and HSBC BANK USA, ~~N.A.~~NATIONAL ASSOCIATION, as Administrative Agent, Issuing Bank and Swingline Lender. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

The Borrower Representative, on behalf of [Globant, LLC] [Globant S.A.], irrevocably requests the [conversion of Base Rate Loans to ~~Eurodollar~~SOFR Loans] [conversion of ~~Eurodollar~~SOFR Loans to Base Rate Loans] [continuation of ~~Eurodollar~~SOFR Loans for a new Interest Period] as follows:

1.	Date of [conversion][continuation]: [________], 20[__].

2.	Class of Loans: [Revolving Loans][Term Loans].

3.	Aggregate principal amount of Loans to be [converted][continued]: $[___________].

4.	Type of Borrowing: The Loans to be [converted][continued] currently are [Base Rate Borrowings][SOFR Borrowings with an Interest Period ending on [________], 20[__]].

[5.	Interest Period for the SOFR Borrowing after [conversion][continuation]: [__________] months.]

The Borrower Representative, on behalf of the Borrowers, certifies that on the date hereof, no Event of Default exists.1

[Signature page follows]

1 Unless the Required Lenders otherwise consent to the proposed conversion or continuation.

F-1

IN WITNESS WHEREOF, the undersigned has caused this Interest Election Request to be executed and delivered by the undersigned authorized representative of the Borrower Representative hereunto duly authorized as of the date first above written.

GLOBANT, LLC, as Borrower Representative

By:
Name:
Title:

~~GLOBANT, LLC~~

~~By:~~
~~Name:~~
~~Title:~~

Signature Page to Interest Election Request

Exhibit G~~EXHIBIT G~~

[FORM OF]

COMPLIANCE CERTIFICATE

[DATE]

HSBC Bank USA, ~~N.A.~~National Association, as Administrative Agent
~~Corporate Trust and~~ 66 Hudson Blvd. East
New York, New York 10001
Attention: Loan Agency

~~452 5th Avenue (8E6)~~

~~New York, NY 10018~~

Re:       ~~GLOBANT, LLC~~ Globant Credit Agreement

Ladies and Gentlemen:

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC (the “Original Borrower”), GLOBANT S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 37A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B173727 (the “Parent” and, together with the Original Borrower, the “Borrowers”), the other Loan Parties thereto, the Lenders party thereto and HSBC BANK USA, ~~N.A.~~NATIONAL ASSOCIATION, as Administrative Agent, Issuing Bank and Swingline Lender. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

The undersigned Financial Officer of the Borrower Representative hereby certifies as of the date hereof that he~~/~~ or she is the _______________ of the Borrower~~,~~ Representative and that, as such, he/she is authorized to execute and deliver this Compliance Certificate to the Administrative Agent on behalf of the ~~Borrower~~Borrowers, and that:

[Use following paragraph 1 for fiscal year-end financial statements]

1.	Annual ~~Audit Report~~Financial Statements. Attached hereto as Schedule I are the year-end audited consolidated financial statements of ~~Globant S.A.~~the Parent and its Subsidiaries [and the separate financial statements of the Borrower Representative] required by Section ~~5.1(a)~~5.1(a) of the Credit Agreement for the fiscal year of the ~~Borrower~~Borrowers ended as of December 31, [__] (the “Computation Date”).[1]

[Use following paragraph 1 for fiscal quarter-end financial statements]

2.	Quarterly Financial Statements. Attached hereto as Schedule I are the ~~Borrower-prepared~~ consolidated ~~(if applicable)~~ financial statements of the Parent prepared by the Borrower ~~and Globant S.A.~~Representative required by Section ~~5.1(b)~~5.1(b) of the Credit Agreement for the fiscal quarter of the ~~Borrower~~Borrowers ended as of __________ (the “Computation Date”)~~[1]in form and substance as set forth in such section~~.

1 The “Computation Date” is the last day of the applicable fiscal quarter or fiscal year.

G-1

3.	Financial Tests. The ~~Borrower certifies~~Borrowers certify and warrants to you that the attached Schedule II sets forth true and correct computations as of the immediately preceding four fiscal quarters ending on ___________________ of the ratios and/or financial restrictions contained in Section ~~6.1~~6.1 of the Credit Agreement.

4.	Default. The undersigned has reviewed and is familiar with the terms of the Credit Agreement and has made, or has caused to be made under his/her supervision, a detailed review of the condition (financial or otherwise) of the ~~Borrower~~Borrowers as of the Computation Date and for the accounting period then ended with the purpose of determining whether the ~~Borrower was~~Borrowers were in compliance with the Credit Agreement as of such date, and to the best knowledge of the undersigned, no Default has occurred and is continuing [, except as described below:][2].

5.	Representations and Warranties. The representations and warranties of the Loan Parties set forth in the Loan Documents are true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) as of such earlier date[, except as described below:][3].

6.	Changes to IFRS. Since the date of the year-end audited consolidated financial statements of Globant S.A. required by Section ~~5.1(a)~~5.1(a) of the Credit Agreement for the fiscal year of the ~~Borrower~~Borrowers ended as of December 31, [__], no changes in IFRS or the application thereof has occurred[, except as described below:][4].

[Signature page follows]

~~1 The “Computation Date” is the last day of the applicable fiscal quarter.~~

2 If such an event has occurred and is continuing, describe such event and the steps, if any, being taken to cure it.

3 If any representation or warranty ~~if~~is inaccurate as of the date of this certificate, qualify any statement therein to make such representation or warranty accurate.

4 If such a change has occurred, describe such change and specify the effects thereof on the financial statements accompanying the certificate.

~~RESTRICTED~~

I-1

IN WITNESS WHEREOF, the undersigned has executed this Compliance Certificate as of the date first above written.

GLOBANT, LLC, as Borrower Representative

By:
Name:
Title:

~~GLOBANT, LLC~~

~~By:~~
~~Name:~~
~~Title:~~

Signature Page to Compliance Certificate

SCHEDULE I

to Compliance Certificate

For the fiscal month/year ended on [_________], 20[__]

Financial Statements

Sch. I-1

SCHEDULE II

to Compliance Certificate

For the immediately preceding four fiscal quarters ending on [_________], 20[__]

[as attached]

Sch. II-1

Exhibit H~~EXHIBIT H~~

[FORM OF]

SECTION 6.4 ACQUISITION CERTIFICATE

[TO BE DATED ON OR PRIOR TO DATE OF ACQUISITION]

HSBC Bank USA, ~~N.A.~~National Association, as Administrative Agent
~~Corporate Trust and~~ 66 Hudson Blvd. East
New York, New York 10001
Attention: Loan Agency

~~452 5th Avenue (8E6)~~

~~New York, NY 10018~~

Re:       ~~GLOBANT, LLC~~ Globant Credit Agreement

Ladies and Gentlemen:

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC (the “Original Borrower”), GLOBANT S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 37A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B173727 (the “Parent” and, together with the Original Borrower, the “Borrowers”), the other Loan Parties thereto, the Lenders party thereto and HSBC BANK USA, ~~N.A.~~National Association, as Administrative Agent, Issuing Bank and Swingline Lender. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

The undersigned Financial Officer of the Borrower Representative hereby certifies as of the date hereof that he~~/~~ or she is the _______________ of the Borrower~~, and that, as such, he/she~~ Representative and is authorized to execute and deliver this Section ~~6.4~~6.4 Acquisition Certificate to the Administrative Agent on behalf of the ~~Borrower~~Borrowers, and that, with respect to ~~such~~the proposed Acquisition by [___]~~1~~ of [___]~~2~~, as of the date set forth above:

~~1.~~ 1.         immediately before and after giving effect to such Acquisition, no Default shall exist;

~~2.~~ 2.         immediately before and after giving effect to such Acquisition on a pro forma basis, as of the end of the most recent fiscal quarter for which financial statements have been delivered, the Loan Parties shall be in pro forma compliance with the Maximum Net Leverage Ratio set forth in Section ~~6.1(b)~~6.1(b) of the Credit Agreement (giving effect, in the case of an Acquisition that is the subject of an election under Section 6.1(c), to the increase in the Maximum Net Leverage Ratio permitted thereby);

~~1 Provide the Loan Party(ies) or Wholly Owned Subsidiary(ies) who are acting as purchaser or involved in the Acquisition transaction.~~

~~2 Describe the entity or assets being acquired.~~

~~3.~~ 3.         in the case of the Acquisition of any Person, the board of directors or other applicable managing entity of such Person shall have approved such Acquisition;

~~4.~~ 4.         [the Administrative Agent shall have received complete executed or conformed copies of each material document, instrument and agreement to be executed in connection with such Acquisition together with all lien search reports and lien release letters and other documents as the Administrative Agent may require to evidence the termination of Liens on the assets or business to be acquired]~~3~~1; and

~~5.~~ 5.         the provisions of Sections ~~5.9~~5.9 and ~~5.12~~5.12 of the Credit Agreement shall be satisfied.

[Signature page follows]

~~3~~1 Include if documents are requested by the Administrative Agent.

IN WITNESS WHEREOF, the undersigned has executed this Section 6.4 Acquisition Certificate as of the date first above written.

GLOBANT, LLC, as Borrower Representative

By:
Name:
Title:

~~GLOBANT, LLC~~

~~By:~~
~~Name:~~
~~Title:~~

EXHIBIT I

[FORM OF]

LUXEMBOURG ACCOUNT PLEDGE AGREEMENT

Dated ____________________ 2026
Globant S.A. (as Pledgor) HSBC Bank USA, National Association (as Pledgee)

BANK ACCOUNT PLEDGE AGREEMENT

Contents

1	Definitions and interpretation	2
2	Creation of the Pledge	5
3	Perfection of the Pledge	6
4	Discharge	6
5	Representations and warranties	6
6	Covenants and undertakings	7
7	Authority - Operation of Accounts	8
8	Enforcement by the Pledgee	9
9	Excess proceeds	10
10	Further assurance and power of attorney	10
11	Security continuing and independent	11
12	Preservation of rights	13
13	Delegation	13
14	Fees, costs and expenses	14
15	Liability and indemnity	14
16	Redesignation of Accounts	14
17	Illegality	14
18	Certificate of Pledgee	15
19	Conversion of currency	15
20	Amendment and waiver	15
21	Assignment	15
22	Notices	15
23	Counterparts	16
24	Governing law and jurisdiction	16
SCHEDULE 1		17
Schedule 2		20
Schedule 3		23
Schedule 4		25

This bank account pledge agreement (the Agreement) is made on the date on the cover page.

BETWEEN

1	Globant S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of Luxembourg, registered with the Luxembourg Trade and Companies Register under number B173727 and having its registered office at 37A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg (the Pledgor); and

2	HSBC Bank USA, National Association, acting as administrative agent under the Credit Agreement for the benefit of the Secured Parties (the Pledgee).

RECITALS

A	The Pledgor, amongst others, has entered into the Credit Agreement and the other Loan Documents pursuant to which the Lenders have, among others, agreed to make available credit facilities to, amongst others, the Pledgor.

B	It is a requirement under the Credit Agreement that the Pledgor enter into this Agreement for the purposes of creating a first ranking pledge (gage de premier rang) under the Law over the Collateral to secure the prompt, due and complete satisfaction of the Secured Obligations.

It is agreed as follows:

1	Definitions and interpretation

1.1	In this Agreement, defined words and expressions not otherwise defined herein shall, except where the context otherwise requires, have the meanings given to them in the Credit Agreement.

1.2	This Agreement is a Loan Document, a Security Document and a Luxembourg Security Agreement, each as defined in and pursuant to the Credit Agreement.

1.3	In this Agreement, the following words and expressions shall, except where the context otherwise requires, have the following meanings:

Accounts means together and each of:

(a)	the bank account with account number IBAN LU [TBC] held in the name of the Pledgor at the Account Bank (the Existing Account);

(b)	any replacement account or sub-divisions or sub-account of the above-mentioned bank accounts.

Account Balances and Rights means all sums and/or securities, present and future credited to the Accounts including interest, any other monies, rights, assets, claims of the Pledgor at or against the Account Bank (however described, designated or numbered) which derive in whole or in part from the Accounts.

2

Account Bank means [TBC] ([legal form]), a credit institution governed by the laws of Luxembourg whose registered office is at [TBC] and registered with the Luxembourg Trade and Companies Register under number [TBC].

Acknowledgement means an acknowledgement of the Notice of Pledge substantially in the form attached as Schedule 2.

Blocking Notice means a notice substantially in the form attached as Schedule 3.

Business Day has the meaning given to this term in the Credit Agreement.

Business Preservation Law means the Luxembourg law of August 7, 2023 on business preservation and modernisation of bankruptcy law (Loi du 7 août 2023 relative à la préservation des entreprises et portant modernisation du droit de la faillite).

Collateral means the Accounts and the Account Balances and Rights.

Credit Agreement means the State of New York law governed fourth amended and restated credit agreement originally dated 31 May 2023, between, amongst others, Globant, LLC as original borrower and borrower representative, the Pledgor as Luxembourg borrower, the lenders party thereto and the Pledgee as administrative agent, issuing bank and swingline lender, as amended from time to time, for the last time pursuant to that certain amendment no. 2 dated [●] 2026, and as further amended and/or restated and/or supplemented from time to time.

Discharge Date means the date on which all Secured Obligations have been irrevocably and unconditionally paid, performed and discharged in full in accordance with the terms and conditions of the Loan Documents and the Secured Parties have no further actual or contingent obligations to make advances or provide financial accommodations under the Loan Documents.

EU Insolvency Regulation means Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast).

Event of Default has the meaning given to this term in the Credit Agreement.

Insolvency Proceedings means together, any of bankruptcy (faillite) pursuant to Article 437 of the Luxembourg Commercial Code (Code de commerce); suspension of payments (sursis de paiement) pursuant to Article 593 of the Luxembourg Commercial Code; judicial liquidation (liquidation judiciaire) or voluntary dissolution or liquidation (dissolution ou liquidation volontaire) pursuant to the Luxembourg Companies Law, administrative dissolution without liquidation (dissolution administrative sans liquidation), mutual agreement (accord amiable) or a request for or commencement of a judicial reorganisation (réorganisation judiciaire) pursuant to the Business Preservation Law or the appointment of juge-commissaire, liquidateur, curateur, conciliateur d'entreprise, mandataire de justice, juge délégué, administrateur provisoire or similar officer; and any other analogous process, procedure or reorganisation under the EU Insolvency Regulation or any applicable law affecting the rights of creditors of the relevant company or its assets generally.

Law means the law of 5 August 2005 on financial collateral arrangements, as amended (loi du 5 août 2005 sur les contrats de garantie financière, telle que modifiée).

3

Loan Documents has the meaning ascribed to such term in the Credit Agreement.

Loan Party has the meaning ascribed to such term in the Credit Agreement.

Luxembourg means the Grand Duchy of Luxembourg.

Luxembourg Companies Law means the law of 10 August 1915 on commercial companies, as amended (loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée).

Luxembourg Trade and Companies Register means the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés, Luxembourg).

Notice of Pledge means a notice of pledge substantially in form attached as Schedule 1.

Parties means together the Pledgor and the Pledgee.

Pledge means the first ranking pledge (gage de premier rang) created and constituted under the Law pursuant to this Agreement over the Collateral.

Rights of Recourse means any and all rights, actions and claims the Pledgor may have against any other person having granted a guarantee or created any security to secure the Secured Obligations or arising under, in connection with or as a result of the enforcement of the Pledge including (without limitation) any right of recourse (whether by subrogation or not) the Pledgor may have under or pursuant to article 1251, 1285, 2021, 2022, 2026, 2028, 2029, 2033, 2036 and 2037 of the Luxembourg Civil Code (including any right of recourse prior to enforcement), any recourse by way of provisional measures such as a “saisie-arrêt conservatoire”, any right to the benefit of both “division” and “discussion” (if any) as set forth in the Luxembourg Civil Code, or any right of recourse by way of subrogation and any other right, cause of action, defence or claim of similar or analogous effect under any applicable law arising under, in connection with or as a result of the enforcement of the Pledge.

Secured Obligations has the meaning ascribed to such term in the Credit Agreement.

Secured Parties has the meaning ascribed to such term in the Credit Agreement.

Security has the meaning ascribed to the term “Lien” in the Credit Agreement.

Security Period means the period commencing on the date hereof and ending on the earlier of (i) the date of the express written confirmation by the Pledgee that this Agreement is terminated and (ii) the Discharge Date.

1.4	In the interpretation of this Agreement, the following provisions apply save where the context requires otherwise:

(a)	the principles of construction set out in Section 1.10 (Luxembourg Terms) of the Credit Agreement will have effect as if set out herein;

(b)	references to the Pledgee and the Pledgor include their successors, assignees and transferees, if permitted pursuant to the Loan Documents, if any;

4

(c)	words and expressions not otherwise defined in this Agreement shall be construed in accordance with Luxembourg law;

(d)	references to obligations and liabilities include the whole or any part of them, present and future, actual and contingent, and include any variation thereof in time and/or amount (including any increase or decrease) from time to time and notwithstanding any amendment, amendment and restatement or other modification or supplementation of the Loan Documents of any nature whatsoever;

(e)	except where the context otherwise requires, words denoting the singular include the plural and vice versa, words denoting a gender include every gender and references to persons include bodies corporate and unincorporated, constituted under the laws of any jurisdiction;

(f)	references to recitals, clauses and schedules are, unless the context otherwise requires, references to recitals and clauses hereof and schedules hereto and references to sub-clauses are, unless otherwise stated, references to the sub-clause of the clause in which the reference appears;

(g)	the recitals and the schedules form an integral part of this Agreement and shall have the same force and effect as if they were expressly set out in the body of this Agreement and any reference to this Agreement shall include the recitals and the schedules;

(h)	any reference to this Agreement or to any agreement or document referred to in this Agreement, including the other Loan Documents, shall be construed as a reference to this Agreement or to such agreement or document as amended, varied, modified, supplemented, restated, novated or replaced from time to time, even if changes are made to the composition of the parties to this Agreement or such other document or to the nature or amount of any loans made available under such other document;

(i)	an Event of Default which is continuing shall be interpreted in accordance with the Credit Agreement;

(j)	any reference to any code, law, statute or statutory provision shall, unless the context otherwise requires, be construed as a reference to such code, law, statute or statutory provision as the same may have been or may be amended, modified, extended, consolidated, re-enacted or replaced from time to time; and

(k)	clause headings and the index in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

2	Creation of the Pledge

As a continuing, first ranking pledge (gage de premier rang) for the prompt and full payment, performance and discharge of all Secured Obligations as they accrue from time to time, pursuant to and in accordance with the Law, the Pledgor hereby pledges the Collateral to and in favour of the Pledgee, who accepts the Pledge.

5

3	Perfection of the Pledge

3.1	In accordance with article 5 of the Law, the Pledgor hereby covenants and undertakes to the Pledgee that:

(a)	on the date of this Agreement, the Pledgor shall execute and deliver to the Account Bank, a Notice of Pledge in relation to the Collateral; and

(b)	it shall obtain the execution and delivery by the Account Bank to the Pledgee of an Acknowledgement as soon as practicable and, at the latest, within [one (1) Business Day] of the date of this Agreement.

3.2	If any future Accounts are opened or created in the name of the Pledgor after the date of this Agreement, the Pledgor hereby undertakes to (i) immediately notify the Pledgee in writing, of the opening of such future Account with evidence thereof, in a form satisfactory to the Pledgee, and (ii) execute and deliver to the Account Bank, an additional Notice of Pledge and obtain the execution and delivery by the Account Bank to the Pledgee of an additional Acknowledgement, in the same forms and under the same timings as set out in clause 3.1 of this Agreement.

3.3	Without prejudice to the above provisions, if the Pledgor fails to comply with any of its obligations under clause 3.1 or 3.2 within five (5) Business Days of being notified in writing of such failure by the Pledgee, the Pledgor hereby irrevocably and unconditionally authorises and empowers the Pledgee to take or to cause any formal steps to be taken for the purpose of creating and perfecting the present Pledge or of giving effect to the Notice of Pledge and Acknowledgement and, for the avoidance of doubt, undertakes to take any such steps itself if so directed by the Pledgee in writing. This power of attorney shall not terminate and shall continue in full force and effect notwithstanding any Insolvency Proceedings affecting the rights of creditors generally in respect of the Pledgor.

4	Discharge

On the Discharge Date, the Pledgee shall, at the written request and expense of the Pledgor discharge and release the Pledge. The Pledgor shall not be entitled to request such discharge and release of the Collateral then outstanding from the Pledge at any time before the end of the Security Period.

5	Representations and warranties

5.1	The Pledgor hereby represents and warrants to the Pledgee as follows:

(a)	this Agreement:

(i)	constitutes legal, valid and binding obligations of the Pledgor, enforceable in accordance with its terms; and

(ii)	creates and will continue to constitute for the duration of the Security Period a legal, valid, binding and together with the Notice of Pledge and Acknowledgement, enforceable first ranking pledge (gage de premier rang) over the Collateral in accordance with the Law;

6

(b)	the entry into this Agreement and performance of its obligations thereunder will not conflict with:

(i)	any applicable law or regulation;

(ii)	its constitutive documents; or

(iii)	any agreement or instrument binding upon it or any of its assets;

(c)	no Event of Default has occurred or will occur as a consequence of it entering into this Agreement and creating the Pledge;

(d)	the Pledgor is the sole owner of the Collateral subject only to the rights granted in favour of the Pledgee by this Agreement and does not hold any of the Collateral as nominee (prête-nom) or fiduciary on behalf of another or as usufructuary or pursuant to a convention de portage;

(e)	following the issuance of the Acknowledgment by the Account Bank, there are no unwaived terms and conditions of the Account Bank or any mandate applicable to the Accounts which would prevent or hinder the creation, perfection or enforcement of the Pledge in the terms contemplated by this Agreement;

(f)	the Collateral is validly in existence and in compliance with all applicable laws and are not subject to any option transfer, assignment, pre-emption or similar right and is free from any Security and rights of set-off other than those created by this Agreement or the other Loan Documents in favour of the Pledgee;

(g)	except in the ordinary course of business, the Pledgor has not granted any power of attorney in respect of the exercise of any rights or powers in connection with the Collateral, other than to the Pledgee; and

(h)	the Pledgor has not waived or renounced any right or action it has in respect of the Collateral.

5.2	The representations and warranties in this clause are given on the date of this Agreement and are repeated as set out in the Credit Agreement.

6	Covenants and undertakings

6.1	Except as permitted in the Loan Documents, the Pledgor covenants and undertakes to the Pledgee that:

(a)	during the Security Period, it will immediately upon becoming aware of it, inform the Pledgee of any material changes to or affecting the Collateral or any distress, attachment, execution or other legal process commenced in respect of the Collateral or any part thereof and immediately upon written request from the Pledgee, deliver to the Pledgee such other documents as the Pledgee shall reasonably require from time to time to protect, maintain or enforce the Pledge and/or any of its rights or powers hereunder;

7

(b)	during the Security Period, it will not do, or cause or permit to be done, anything which may have a Material Adverse Effect on the Pledge or the Collateral, the rights or interests of the Pledgee or any other Secured Party under this Agreement and/or the other Loan Documents;

(c)	it shall exercise commercially reasonable efforts to prevent any person other than the Pledgee from becoming entitled to claim any right over the Collateral or any part thereof and in particular, in the event of an attempted seizure or attachment by a third party;

(d)	it will not permit any person, other than itself or the Pledgee to hold or exercise any right, title or interest in or to the Collateral or of any part thereof in any manner which may adversely affect the interests of the Pledgee;

(e)	it will not sell, novate, waive or otherwise dispose of all or any of its rights, title and interest in the Collateral;

(f)	it will not create, grant or permit to exist:

(i)	any Security (including with lower rank) or other encumbrance over any part of the Collateral, or

(ii)	any restriction on the ability to transfer or realise all or any part of the Collateral,

except in each case as created pursuant to this Agreement, or in respect of the other Loan Documents; and

(g)	it will use commercially reasonable efforts to defend any counterclaim relating to the Collateral and will promptly inform the Pledgee of any such matter claimed or threatened during the Security Period.

6.2	The covenants and undertakings given in this clause are given on the date of this Agreement and continue to be in force for the duration of the Security Period.

7	Authority - Operation of Accounts

7.1	Until the occurrence of an Event of Default which is continuing, the Pledgor is hereby authorised by the Pledgee to operate the Accounts and exercise any rights in respect of the Accounts and the Account Balances and Rights relating thereto, provided that the Pledgor shall not, take or permit any action:

(a)	violates, conflicts or is inconsistent with the terms and conditions of this Agreement, the Credit Agreement or any other Loan Documents;

(b)	that would have a Material Adverse Effect on the Pledge or the Collateral; or

8

(c)	that jeopardises, impairs or prejudices the rights or interests of the Pledgee or the validity or enforceability of the Pledge.

7.2	On the occurrence of an Event of Default which is continuing, the Pledgor shall no longer be authorised to operate Accounts or exercise any rights in respect of the Accounts the Account Balances and Rights relating thereto.

8	Enforcement by the Pledgee

8.1	At any time after the occurrence of an Event of Default which is continuing, the Pledgee shall be entitled at its sole discretion, on one or more occasions, to exercise any right under the Law or this Agreement including (without limitation) to execute and deliver a Blocking Notice to the Account Bank in relation to the Accounts to enforce the Pledge in any manner permitted by Luxembourg law (even in cases where the value of the Collateral exceeds the amount of outstanding Secured Obligations) and in particular, but without limitation:

(a)	to appropriate or have appropriated by a third party designated by the Pledgee (such appointment shall not affect the rights and obligations of the Pledgee against the Pledgor) of the Collateral pursuant to the Law and require the Account Bank to make any payments in respect of the Collateral accordingly and/or require the Account Bank to make any payments in respect of the Collateral accordingly and/or to direct payment of the Collateral from the Account Bank;

(b)	request from the competent Luxembourg court that title to all or part of the Collateral be transferred to it, at a price determined by a court appointed expert (pursuant to the Law);

(c)	if applicable, sell all or part of the Collateral or have the Collateral sold in a private transaction on arms' length terms (conditions commerciales normales) (as provided for by article 11.(1).b)) of the Law); and/or

(d)	to apply to the Luxembourg courts for an order that title to the Collateral be assigned and/or transferred to the Pledgee or to such other person as the Pledgee may designate; and/or

(e)	effect a set off (compensation) between any applicable Collateral and the Secured Obligations; and/or

(f)	execute and do all such acts, deeds and things as the Pledgee may consider reasonably necessary or proper for, or in relation to, any of the purposes set out above.

8.2	The Pledgee shall be entitled to:

(a)	request enforcement of the Pledge over all or part of the Collateral in its most absolute discretion;

(b)	to use different methods of enforcement for different parts of the Collateral (including Collateral of the same nature), simultaneously or subsequently;

9

(c)	in case of appropriation of the Collateral in accordance with Clause 8.1 (b) above, to elect, in its sole discretion, to appoint or nominate another person to which the ownership of the Collateral shall be transferred instead of the Pledgee, it being understood that such appointment or nomination shall not affect the Pledgee's rights and obligations against the Pledgor; and/or

(d)	enforce the Pledge over the entirety of the Collateral (and its rights hereunder shall not be limited or affected) notwithstanding the fact that the anticipated proceeds of such enforcement would exceed the amount of the Secured Obligations.

8.3	For the implementation of any of the above enforcement methods, it is hereby acknowledged and agreed by the Parties that the Account Bank shall act as instructed by the Pledgee solely, with no obligation for the Pledgee or the Account Bank to seek the Pledgor's approval or to inform it, as soon as the Pledgee shall have notified the Account Bank in writing of any Event of Default which is continuing, including without limitation instructions to make any cash payment to the Pledgee.

9	Excess proceeds

To the extent that the value of any cash proceeds and/or other assets received by the Pledgee (or any person appointed or nominated by the Pledgee) in respect of any realisation of all or any part of the Collateral exceed the amount of the Secured Obligations due and owing at that time, such excess proceeds shall, at the sole discretion of the Pledgee, be applied against the Secured Obligations or be held by the Pledgee as collateral for the Secured Obligations that would become due in the future, if any.

Following the application of the proceeds as aforesaid, any surplus shall be paid to the Pledgor, provided that the Secured Obligations shall have been finally discharged to the satisfaction of the Pledgee and there is no possibility of any further Secured Obligations coming into existence.

10	Further assurance and power of attorney

10.1	The Pledgor at its own expense, at any time during the Security Period, upon the written request of the Pledgee promptly do any and all such acts and things, make all such registrations and execute and deliver all such information, instruments and any documents (including, without limitation, any replacement or supplemental security agreements) as the Pledgee may consider necessary or desirable for creating, perfecting, maintaining or enforcing the Pledge, or any rights under this Agreement or the Law or for effecting or assisting on enforcement with the realisation of the Collateral or any part thereof and in the exercise of all powers, authorities and discretions vested in the Pledgee or of any delegate or sub-delegate of the Pledge over or in relation to the Collateral or any part thereof.

10.2	At any time after the occurrence of an Event of Default which is continuing, for the purpose of fully securing the performance by the Pledgor of its obligations to the Pledgee, the Pledgor hereby irrevocably and unconditionally appoints the Pledgee and any delegate of the Pledgee hereunder as the Pledgor's attorney (mandataire) acting severally (with full power of substitution) with authority in the name of and on behalf of the Pledgor to carry out all acts in relation to any matters dealt with in this Agreement which the Pledgee deems necessary or desirable for creating, perfecting, maintaining or enforcing the Pledge or exercising any rights under this Agreement or the Law.

10

10.3	The Parties hereby:

(a)	confirm that this power of attorney is granted in their common interests for the proper management of the Collateral in accordance with this Agreement and constitutes a jointly appointed mandate (mandat d'intérêt commun);

(b)	agree in accordance with article 2003 of the Luxembourg Civil Code and to the fullest extent permitted by law, that the powers of attorney granted pursuant to this clause do not terminate upon the occurrence of any Insolvency Proceedings affecting the rights of creditors generally in respect of the Pledgor.

10.4	The Pledgor hereby covenant with the Pledgee to ratify and confirm:

(a)	all things lawfully done and all documents lawfully executed by the Pledgee; and

(b)	any exercise or purported exercise of the power of attorney referred to in this clause.

11	Security continuing and independent

11.1	The security created by way of Pledge pursuant to this Agreement shall take effect as a continuing security for the payment or performance of all or any part of the Secured Obligations, shall be cumulative, independent of and in addition to any rights, powers or remedies provided by law and it shall not be prejudiced or be affected by and shall not affect or prejudice any other guarantee or security now or hereafter held by the Pledgee in respect of the payment or performance of all or any part of the Secured Obligations. No change, amendment, restatement or supplement whatsoever to the Loan Documents or in any document, agreement or instrument related to any Loan Documents shall affect the validity of this Agreement nor the obligations which are imposed on the Pledgor pursuant to it.

11.2	Pursuant to all applicable laws, including (without limitation) for the purpose of Article 1278 of the Luxembourg Civil Code, the Pledge, and the obligations and liabilities, created pursuant to this Agreement shall not be in any way discharged, satisfied, impaired, prejudiced, waived, released or otherwise affected by, and are hereby expressly confirmed as continuing until expressly released by the Pledgee in accordance with this Agreement, notwithstanding:

(a)	any partial or intermediate payment, satisfaction, performance or settlement of the Secured Obligations;

(b)	any variation, extension, increase, discharge, compromise, assignment, transfer, novation, dealing with, exchange or renewal of the Secured Obligations or any other right or remedy which the Pledgee may now or hereafter have from or against any person in respect of any obligations of any Loan Party under the Loan Documents or any other document or any other person;

(c)	any act or omission by the Pledgee in taking up, perfecting or enforcing any security, indemnity or guarantee from or against the Pledgor or any other person;

11

(d)	any defect in, termination, amendment, variation, novation, supplement of or to any of the Loan Documents or to any document pursuant to which obligations are due by the Pledgor or any other person to the Pledgee;

(e)	any grant of time, abstention, indulgence, delay, waiver or concession whether in relation to the perfection or any enforcement of the Pledge or any other guarantee or security or any other right or obligation present or future granted by or vesting against the Pledgor or any other person;

(f)	any of the insolvency, bankruptcy, liquidation, administration, winding-up, incapacity, limitation, disability, discharge by operation of law, and any change in the constitution (including but not limited to amalgamation, reconstruction, reorganisation, consolidation, merger and demerger), name and style of any party to any of the Loan Documents or any other person (to the extent permitted under the Loan Documents);

(g)	any claim or enforcement of payment from any of the other parties to the Loan Documents or any other person;

(h)	any release, invalidity, illegality, unenforceability, irregularity or frustration of any actual or purported obligation of the Pledgor or any other person in respect of any of the Loan Documents or any other document (except the valid release of this Agreement);

(i)	any failure to take or perfect (in whole or in part) or any failure to realise or to fully realise the value of any security in connection with the Secured Obligations or any discharge, exchange or substitution of any such security; or

(j)	any act or omission which would have discharged or affected the liability of the Pledgor or by anything done or omitted by any person which but for this provision might operate to exonerate or discharge the Pledgor.

11.3	The Pledgee is not obliged, before exercising any of the rights, powers or remedies it may have pursuant to this Agreement or by law, to make any demand of, or take action or file any claim or proof in respect of, any person other than the Pledgor or to enforce any other guarantee or security in respect of the Loan Documents.

11.4	To the extent otherwise applicable, the Pledgor irrevocably hereby waive and abandon the benefits of the Rights of Recourse arising now or in the future or any right it may have of first requiring the Pledgee to proceed against or claim payment from, or to divide any action between and against, any other persons or enforce any guarantee or security before enforcing the Pledge. The Pledgor agrees that this waiver shall be final and shall subsist even after all Secured Obligations have been unconditionally and irrevocably paid, performed and discharged in full.

12	Preservation of rights

12.1	Prior to the expiry of the Security Period, the Pledgor shall not, whether after any claim has been made or by virtue of any payment made, security realised or monies received for or on the account of the liabilities of any other party, or otherwise:

12

(a)	be subrogated to any rights, security or monies held, received or receivable by the Pledgee in connection herewith or be entitled to any right of contribution or indemnity related to this Agreement; or

(b)	claim, rank, prove or vote as a creditor of any party in their estate in competition with the Pledgee; or

(c)	receive claims or have the benefit of payments, distributions or security from or on account of any party, or exercise any rights of set off as against such other party in respect of the Collateral, other than as permitted hereunder or the Loan Documents.

12.2	Clause 12.1 is a continuing waiver which subsists until the Discharge Date.

12.3	If discharge is given by the Pledgee (whether of the Secured Obligations or any security for the Secured Obligations or otherwise) after any payment by the Pledgor and such payment is further reduced or declared void or invalid in any way as against the creditors of the maker of such payment, or becomes repayable by a Loan Party :

(a)	the liability of the Pledgor shall continue as if such payment or discharge had not occurred, and

(b)	the Pledgee shall, to the extent permitted by applicable law and subject to applicable perfection requirements, be entitled to recover the value or amount of that security or payment from the Pledgor, as if such payment or discharge had not occurred, it being understood for such purpose, the Pledgor undertakes to do whatever the Pledgee requires for such purpose, including where need be, granting a new first ranking security (gage de premier rang) on identical terms over the Collateral and reinstating the Secured Obligations and the Security Period for the same duration as initially provided, without prejudice to the Pledgor's other obligations under this Agreement.

13	Delegation

The Pledgee may at any time and from time to time delegate by power of attorney or in any other manner, any of the powers, authorities and discretions which are granted to the Pledgee under this Agreement. Any such delegation may be made upon such terms (including power to sub-delegate and to substitute) and subject to such conditions as the Pledgee may consider necessary or desirable. The Pledgee shall not be in any way liable or responsible to the Pledgor for any loss or damage arising from any act, default, omission or misconduct on the part of any such delegate or sub-delegate, save for any liability arising from wilful misconduct (faute intentionnelle / faute dolosive), gross negligence (faute grave / faute lourde) or fraud (fraude) by the Pledgee itself.

14	Fees, costs and expenses

All fees, costs and expenses in relation to this Agreement, shall be borne in accordance with the Credit Agreement.

13

15	Liability and indemnity

15.1	Notwithstanding anything to the contrary contained in this Agreement, the Pledgor shall remain liable to observe and perform all of the conditions and obligations entered into by it in respect of the Collateral.

15.2	The Pledgee shall be under no obligation or liability whatsoever in connection with or arising out of this Agreement or in connection with the exercise or non-exercise of any of its rights, powers or discretions arising under this Agreement, save for any liability arising from wilful misconduct (faute intentionnelle / faute dolosive), gross negligence (faute grave / faute lourde) or fraud (fraude) by the Pledgee. The Pledgee shall not be required in any manner to perform or fulfil any obligations of the Pledgor in respect of the Collateral.

15.3	The Pledgor shall indemnify and keep indemnified the Pledgee and any attorney or delegate (or sub-delegate) of the Pledgee on demand against any loss, cost and/or liability which may be incurred in connection with or relating to:

(a)	any failure of the Pledgor to comply with its obligations under clause 15;

(b)	the creation, preservation and/or enforcement of any of the Pledgee's rights under this Agreement, the exercise or purported exercise of any of the Pledgee's powers pursuant to this Agreement (including pursuant to the power of attorney herein) or any breach by the Pledgor of its obligations hereunder, in each case save where such loss, action, claim, expense, cost or liability arises as the result of the wilful misconduct (faute intentionnelle / faute dolosive), gross negligence (faute grave / faute lourde) or fraud (fraude) of the Pledgee.

16	Redesignation of Accounts

The Pledgor agrees that, if for any reason any of the Accounts are redesignated or renumbered, all of the terms of this Agreement shall apply to the redesignated or renumbered accounts as if all sums at any time standing to the credit of the redesignated or renumbered accounts form part of the Account Balances and Rights.

17	Illegality

If at any time one or more of the provisions (or any part thereof) of this Agreement becomes invalid, illegal or unenforceable under any applicable law in any respect, that provision (or the relevant part thereof) shall be severed from the remainder and the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected or impaired in any way.

18	Certificate of Pledgee

Any certificate submitted by the Pledgee to the Pledgor as to the amount of the Secured Obligations or any part of them shall, in the absence of manifest error, be conclusive and binding on the Pledgor.

14

19	Conversion of currency

All monies received or held by the Pledgee subject to this Agreement may at any time, before as well as after the occurrence of an Event of Default which is continuing, be converted into such other currency as the Pledgee considers necessary or desirable to satisfy the Secured Obligations in that other currency at the then prevailing spot rate of exchange of the Pledgee (as conclusively determined by the Pledgee) for purchasing that other currency with the original currency.

20	Amendment and waiver

No variation, amendment or waiver of this Agreement shall be valid unless in writing and signed by or on behalf of the Parties hereto.

21	Assignment

21.1	The Pledgee may, in accordance with the Credit Agreement, make an assignment, novation or transfer or otherwise dispose of, to one or several participants or transferees the whole or any part of its rights and benefits under this Agreement.

21.2	The rights and obligations of the Pledgee hereunder may, automatically and without any further action being necessary, be transferred (by way of parallel assignment) to any person whom the Secured Obligations are transferred to in accordance with the terms of the Credit Agreement, after notification of such transfer to the Pledgor in accordance with Article 1690 of the Luxembourg Civil Code. To the extent a further notification or registration or any other step is required by law to give effect to the above, such further notification or registration shall be made and the Pledgor hereby grants an irrevocable and unconditional power of attorney to the Pledgee to make any notifications and/or to require any required registrations or to take any other steps, and undertakes to do so itself if so requested by the Pledgee.

21.3	The Pledgor shall not assign or transfer all or any part of their rights, benefits and/or obligations under this Agreement without prior consent of the Pledgee.

22	Notices

All notices with respect to this Agreement shall be delivered in accordance with the provisions of Section 9.1 (Notices; Effectiveness; Electronic Communication) of the Credit Agreement (other than the Notice of Pledge, Acknowledgement and Blocking Notice, which shall be delivered in accordance with this Agreement.

23	Counterparts

This Agreement may be executed by electronic pdf or facsimile transmission of executed signature pages and in any number of counterparts each of which shall be an original but which shall together constitute one and the same instrument.

15

24	Governing law and jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of Luxembourg and the Parties to this Agreement hereby irrevocably agree that the Courts of Luxembourg City (Grand Duchy of Luxembourg) have exclusive jurisdiction to settle any disputes which arise out of or in connection with this Agreement and that accordingly any suit, claim, action or proceeding arising out of or in connection with this Agreement shall be brought in such Courts.

The Parties have duly entered into and executed this Agreement in two (2) originals, each Party acknowledging having received one copy hereof on the date set out at the beginning of this Agreement.

Intentionally left blank – execution pages to follow

16

SCHEDULE 1

Notice of Pledge

To	[name of Account Bank]
[address of the Account Bank]
For the attention of: [name] (the Account Bank)
From	Globant S.A.
37A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg
(the Pledgor)

Copy	HSBC Bank USA, National Association
[email of the Pledgee]
(the Pledgee)
Date	[date]

Dear Sirs

Notice of Pledge

1	We refer to the following bank accounts (together the Accounts) opened in the name of the Pledgor with you as the Account Bank:

(a)	the bank account with account number IBAN LU [TBC] held in the name of the Pledgor at the Account Bank (the Existing Account);

(b)	any replacement account or sub-divisions or sub-account of the above mentioned bank accounts.

2	We hereby give you notice (the Notice), for the purpose of the law of 5 August 2005 on financial collateral arrangements, as amended, that pursuant to an account pledge agreement dated [date] (the Agreement) the Pledgor has pledged to the Pledgee (acting as administrative agent for the benefit of the Secured Parties):

(a)	the Accounts; and

(b)	all sums and/or securities, present and future credited to the Accounts including interest, any other monies, rights, assets, claims of the Pledgor at or against the Account Bank (however described, designated or numbered) which derive in whole or in part from the Accounts,

17

(together the Collateral).

3	A copy of the Agreement is attached hereto. Capitalised terms used in this Notice and not otherwise defined herein have the same meaning ascribed to them in the Agreement.

4	Within the limits as provided in the acknowledgement form attached hereto (the Acknowledgment), we request you to waive any pledge, right of set-off, lien, retention, right of combination of accounts and any similar right you as Account Bank may have against either the Pledgor or the Accounts, whether arising by way of contract, general terms and conditions or law.

5	We irrevocably and unconditionally authorise and instruct you (notwithstanding any previous mandate or instructions of any kind which the Pledgor may have given to you):

(a)	to disclose to the Pledgee such information relating to the Accounts as it may from time to time require;

(b)	to operate the Accounts and to act in relation to the Collateral solely in accordance with this Notice; and

(c)	to comply with the Pledgee's instructions in relation to the Accounts and the Collateral without any enquiry by you as to the justification or validity of such instruction.

6	The Pledgee shall, from time to time, provide you with a list of authorised signatories and specimen signatures for the purpose of the communication of instructions, notices or directions by the Pledgee as set out above and you shall be entitled to rely upon the most recent list provided to you.

Operation of the Accounts

1	Without prejudice to and without any waiver of the Pledgee's rights under the Agreement or the instructions set out above, the Pledgee authorises you to act in accordance with all proper instructions of the Pledgor in respect of the Accounts until the Pledgee gives you written notice (the Blocking Notice) revoking the authority of the Pledgor to give instructions in respect of the Accounts, whereupon the Pledgor's right to operate the Accounts and exercise any rights in respect of the Accounts shall cease and the Pledgee shall forthwith have the sole right to operate the Accounts and exercise any rights in relation thereto, and such account shall be blocked and operated only as set with in the Blocking Notice.

2	Notwithstanding the above in relation to the Pledgor's authority to operate the Accounts, the Pledgor shall not be permitted at any time to close the Accounts or vary the mandates relating thereto or agree or permit any such closing or variation.

General

1	The Pledgor may not take any action in relation to the Collateral (including the Accounts) which may result in the Pledgee owing any obligation to or being liable to the Account Bank in any way.

18

2	If, notwithstanding the above, the Pledgee incurs any liability in connection with the Collateral (including, without limitation, a liability to the Account Bank arising by any Account becoming overdrawn) the Account Bank agrees, pursuant to the Acknowledgment, that it shall not pursue or take action against the Pledgee in relation thereto and the Pledgor shall be solely liable therefore.

3	The Pledgor and the Pledgee agree that the acceptance of the terms of this Notice by the Account Bank (in the form of the Acknowledgement (as defined below)) does not imply any obligation or responsibility whatsoever for the Account Bank to guarantee any of the Pledgor's commitments to the Pledgee.

4	The Pledgor authorises the Account Bank, notwithstanding any Blocking Notice, to debit the Accounts for the Account Bank's standard annual fees charged in respect of such Accounts as well as any proper expenses related to functioning of the Accounts.

5	This Notice may not be varied or revoked without the Pledgee's prior written consent.

6	This Notice shall be governed by and construed in accordance with the laws of Luxembourg and the courts of the district of Luxembourg-City (Grand Duchy of Luxembourg) shall have jurisdiction to settle any suit, claim, action or proceeding arising out of or in connection with this Notice.

We kindly ask you to return the attached Acknowledgement, duly executed, to the Pledgor and Pledgee at the addresses noted above.

Signed for and on behalf of Globant S.A.
Signature

Print name

Title

19

Schedule 2

Acknowledgement

To	Globant S.A.
37A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg
(the Pledgor)

HSBC Bank USA, National Association
66 Hudson Blvd. East, New York, New York 10001, United States of America, Attention: Loan Agency
(the Pledgee)

From	[Account Bank – TBC]
[Account Bank address – TBC]
(the Account Bank)
Date	[date]

Dear Sirs

Acknowledgement of Pledge

1	We refer to the following bank accounts (the Accounts) opened in the name of the Pledgor with us as the Account Bank:

(a)	Account No. IBAN LU [TBC] (the Existing Account); and

(b)	any replacement account or sub-divisions or sub-account of the above mentioned Accounts.

2	We refer to the notice of pledge dated [date] (the Notice of Pledge) relating to an account pledge agreement (the Agreement) entered into between the Pledgor and the Pledgee for the purpose of granting a pledge over:

(a)	the Accounts; and

(b)	all sums and/or securities, present and future credited to the Accounts including interest, any other monies, rights, assets, claims of the Pledgor at or against the Account Bank (however described, designated or numbered) which derive in whole or in part from the Accounts,

20

(together the Collateral).

3	We acknowledge receipt of the Notice of Pledge and of a copy of the Agreement, as well as of the pledge created by the Agreement (the Pledge). Capitalised terms not otherwise defined in this acknowledgement (the Acknowledgement) shall have the meanings given to them in the Notice of Pledge and Agreement.

4	Any security interest by way of pledge or otherwise over the Accounts that may exist in our favour whether pursuant to the terms of the mandate applicable to the Accounts or our general terms and conditions governing the Accounts is released.

5	We waive any right of pledge, set-off, lien, retention, combination of accounts and any similar right we may have against the Pledgor or the Accounts together with any provision which would prevent or hinder the creation, perfection or enforcement of the Pledge, whether arising by way of contract, general terms and conditions or law.

6	We will not close the Accounts without the prior consent of the Pledgee.

7	For such time as the Pledge continues, we agree the Pledgee acts as secured party only and will not be held liable by, or be under any obligation to us as the Account Bank in respect of the Accounts.

8	We note the terms of the Notice of Pledge relating to operation of the Accounts and agree to act accordingly.

9	Upon receipt of a Blocking Notice faxed or emailed to [Account Bank email] and confirmatory telephone call during normal business hours (08.30 – 12.30 and 13.30 – 17.30) (Business Hours) on any day when banks are generally open for business in Luxembourg:

(a)	we shall as soon as practicable send by fax a confirmation (the Confirmation) (in the form attached at Schedule 4 to the Agreement) to the Pledgee of receipt of the Blocking Notice; and

(b)	we shall use our best efforts to block the Accounts referred to in the Blocking Notice as soon as practicable following receipt of the Blocking Notice, it being understood that such blocking shall not occur later than eight (8) consecutive Business Hours after the receipt by us of the Blocking Notice. We shall notify the Pledgee once the Accounts [has / have] been blocked and shall not execute any further instructions given by the Pledgor in relation to the Collateral.

10	We have no obligation of any kind of information, control or monitoring of the Accounts. We shall not be liable for any losses arising in connection with the exercise of any rights, powers and discretion hereunder in the absence of gross negligence, wilful default or wilful misconduct.

11	The Pledgor will indemnify us in respect of all liabilities and reasonable expenses incurred by us in the execution of the terms of the Notice of Pledge save for any such liabilities and expenses arising from our gross negligence, wilful default or wilful misconduct. We waive any right of set-off, combination of accounts or other right in respect of the Accounts and the Collateral relating to this indemnity.

21

12	This Acknowledgement shall be governed by and construed in accordance with the laws of Luxembourg and the courts of the district of Luxembourg-City (Grand Duchy of Luxembourg) shall have jurisdiction to settle any suit, claim, action or proceeding arising out of or in connection with this Acknowledgement.

Yours faithfully

Signed for and on behalf of [Account Bank – TBC]
Signature	Signature

Print name	Print name

Title	Title

22

Schedule 3

Blocking Notice

To	[Account Bank – TBC]
[Account Bank address – TBC]
Fax No	[Account Bank fax number]
Email:	[email address of the Account Bank]
For the attention of:	[name]
(the Account Bank)
From	HSBC Bank USA, National Association
66 Hudson Blvd. East, New York, New York 10001, United States of America, Attention: Loan Agency
(the Pledgee)
Date	[date]

URGENT

Dear Account Bank

Blocking Notice

Account[s] name[s]	Globant S.A. (the Pledgor)
Account number[s]
[IBAN LU [TBC]]
[IBAN LU [TBC]]
(the Account[s])

1	We refer to the notice of pledge to you as Account Bank dated [date] (the Notice of Pledge) pursuant to a Luxembourg law governed account pledge agreement dated [date] between the Pledgor and the Pledgee (the Agreement) as acknowledged by you on [date] (the Acknowledgment) creating a pledge over the Account[s] and the Collateral (as defined in the Notice of Pledge).

2	We refer to the provisions of the Notice of Pledge and the Acknowledgement relating to the Agreement. Capitalised terms in this Blocking Notice not otherwise defined herein have the meanings given to them in the Notice of Pledge, the Acknowledgement and the Agreement.

3	This is a Blocking Notice and we therefore authorise and instruct you to hereby block the Accounts immediately in accordance with the terms of the Notice of Pledge and the Acknowledgement and request that, you

23

(a)	immediately and at the latest within one Business Day, confirm receipt of this Blocking Notice to us by return of fax or email;

(b)	block the Account[s] and do not execute any instructions whatsoever given by the Pledgor and/or any other persons, previously authorised to operate such Account[s]; and

(c)	confirm that you will solely execute instructions in relation to the Account[s] given by us and that we have sole right to operate such Account[s] in our capacity as Pledgee, in accordance with the Pledgor's irrevocable instructions of such given in the Notice of Pledge.

Yours faithfully

Signed for and on behalf of HSBC Bank USA, National Association
Signature	Signature

Print name	Print name

Title	Title

24

Schedule 4

Confirmation

To	HSBC Bank USA, National Association
66 Hudson Blvd. East, New York, New York 10001, United States of America, Attention: Loan Agency
Fax No:	[fax number of the Pledgee]
Email address:	[email address of the Pledgee]
For the attention of:	[name]
(the Pledgee)
From	[Account Bank – TBC]
[Account Bank address – TBC]
(the Account Bank)
Date	[date]

URGENT

Dear Pledgee

Confirmation of Blocking Notice

Account name[s]	Globant S.A. (the Pledgor)
Account number[s]
[IBAN LU [TBC]]
[IBAN LU [TBC]]
(the Account[s])

1	We refer to the blocking notice from you to us as Account Bank dated [date] (the Blocking Notice) pursuant to a Luxembourg law governed account pledge agreement dated [date] between the Pledgor and the Pledgee relating to the Account[s] (the Agreement) as acknowledged by us on [date] (the Acknowledgment).

2	Capitalised terms in this confirmation not otherwise defined herein have the meanings given to them in the Acknowledgment, the Blocking Notice and the Agreement, as applicable.

3	We hereby acknowledge receipt of the Blocking Notice and confirm that the Account[s] referred to in the Blocking Notice [is / are] effectively blocked with effect from [insert date and time of blockage] and forthwith, we shall not do not execute any instructions whatsoever given by the Pledgor and/or any other persons, previously authorised to operate such Account[s] and the Pledgee shall solely execute instructions in relation to the Account[s] and have sole right to operate such Account[s].

25

Yours faithfully

Signed for and on behalf of [Account Bank – TBC]
Signature	Signature

Print name	Print name

Title	Title

26

Execution page

Pledgor

Signed for and on behalf of Globant S.A. By:
Signature

Print name

Director (administrateur) and/or Authorised Signatory
Title

Account Pledge Agreement

HSBC, N.A. / Globant S.A.

signature pages (1/2)

Pledgee

Signed for and on behalf of HSBC Bank USA, National Association By:
Signature

Print name

Title

Account Pledge Agreement

HSBC, N.A. / Globant S.A.

signature pages (2/2)